Form 20-F
period 1998-12-31
FLAG LTD
filed 1999-03-31
CIK 1057603

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

(MARK ONE)

  / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                       OR

  / /    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

       FOR THE TRANSITION PERIOD FROM _______________ TO _______________

                        COMMISSION FILE NUMBER: 333-8456

                            ------------------------

                                  FLAG LIMITED

             (Exact name of registrant as specified in its charter)

                                    BERMUDA
                (Jurisdiction of incorporation or organization)

                            ------------------------

                               EMPORIUM BUILDING
                                69 FRONT STREET
                             HAMILTON HM12, BERMUDA
                    (Address of principal executive offices)

                            ------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: 8 1/4% Senior Notes Due 2008

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Shares of Class A Common Stock, $.0001 value each...................  132,000,000
Shares of Class B Common Stock, $.0001 value each...................  565,858,741

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 / / Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------

SAFE HARBOR STATEMENT.....................................................................................          1

GLOSSARY AND PRESENTATION OF FINANCIAL INFORMATION........................................................          1

PART I....................................................................................................          1

    Item 1. Description of Business.......................................................................          1

    Item 2. Description of Property.......................................................................         11

    Item 3. Legal Proceedings.............................................................................         11

    Item 4. Control of Registrant.........................................................................         11

    Item 5. Nature of Trading Market......................................................................         13

    Item 6. Exchange Controls and Other Limitations Affecting Security Holders............................         13

    Item 7. Taxation......................................................................................         13

    Item 8. Selected Financial Data.......................................................................         13

    Item 9. Management's Discussion and Analysis of Financial Condition and
          Results of Operations...........................................................................         15

    Item 9A. Quantitative and Qualitative Disclosures About Market Risk...................................         23

    Item 10. Directors and Officers of Registrant.........................................................         24

    Item 11. Compensation of Directors and Officers.......................................................         26

    Item 12. Options to Purchase Securities from Registrant or Subsidiaries*                                       26

    Item 13. Interest of Management in Certain Transactions...............................................         27

PART II...................................................................................................         28

    Item 14. Description of Securities to be Registered*..................................................         28

PART III..................................................................................................         28

    Item 15. Defaults upon Senior Securities*.............................................................         28

    Item 16. Changes in Securities and Changes in Security for Registered Securities*.....................         28

PART IV...................................................................................................         28

    Item 17. Financial Statements**.......................................................................         28

    Item 18. Financial Statements.........................................................................         28

    Item 19. Financial Statements and Exhibits............................................................         29

FINANCIAL STATEMENTS......................................................................................        F-1

GLOSSARY..................................................................................................        G-1

EXHIBITS

------------------------

 * Omitted because the item is inapplicable or the answer is negative.

** The Registrant has responded to Item 18 in lieu of this Item.

    FLAG Limited ("FLAG" or the "Company") was incorporated under the laws of Bermuda in January 1993. Its principal executive offices are located at Emporium Building, 69 Front Street, Hamilton HM12, Bermuda. Its telephone number is (441) 296-0909.

                          SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    The statements included in this annual report on Form 20-F ("Form 20-F") regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, including, without limitation, the risks, uncertainties and contingencies described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Form 20-F.

               GLOSSARY AND PRESENTATION OF FINANCIAL INFORMATION

    Certain industry and other specific terms used in this Form 20-F have the meanings set forth in the glossary appearing at the end of this Form 20-F. In this Form 20-F, references to "Dollars," "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. Certain amounts which appear in this Form 20-F may not sum because of rounding adjustments.

    Financial data included herein have been derived, unless otherwise indicated, from, and should be read in conjunction with, the financial statements of the Company, which have been prepared in accordance with United States generally accepted accounting principles. Accordingly, unless otherwise indicated, the Company has presented certain financial information contained herein in Dollars. The Company's fiscal year ends on December 31. As used herein, "fiscal year" refers to the twelve-month period ending December 31, 1998.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of the world's longest digital fiberoptic undersea cable system (the "FLAG System"). The FLAG System links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China (the "FLAG Route"), along a route which adjoins countries with approximately 70% of the world's population. The FLAG System was constructed to address the growing demand for high performance, secure and cost-effective digital communications for voice, data and video along the FLAG Route. The Company provides capacity on the FLAG System at market-based prices to licensed international carriers. The FLAG System, which cost approximately $1.55 billion to construct, consists of over 17,000 miles of fiberoptic cable. The Company has over $500 million of invested equity contributed by a group of Shareholders, which includes subsidiaries of Bell Atlantic Corporation ("Bell Atlantic") and Marubeni Corporation ("Marubeni"). The FLAG System was placed in commercial service on November 22, 1997 with an initial group of 62 international carriers, including Sprint Corp., AT&T Corp., MCI WorldCom, Cable & Wireless Communications PLC, China Telecom and Deutsche Telekom AG.

MARKET FOR FIBEROPTIC CAPACITY

    The Company is operating in a dynamic market environment. The FLAG System was developed to address the rapidly growing demand for international telecommunications services along the FLAG Route. The FLAG System addresses the following important growth and strategic shifts in international telecommunications markets:

        UNDERSERVED MARKETS. The FLAG System connects two of the most densely populated and highly developed telecommunications markets, Western Europe and Japan, through the relatively underserved markets of the Middle East, India, Southeast Asia and China. The growth rate for communications traffic in these underserved markets has been and is expected to continue to be higher than the growth rates in the developed markets.

        RAPID GROWTH OF COMMUNICATIONS TRAFFIC. The growth of communications traffic along the FLAG Route has been driven by three principal factors: (i) end user demand stimulated by greater competition and price declines, (ii) the rapid growth in the use of the internet and the emergence of corporate wide area networks and (iii) the emergence of enterprise networking across local and global business. The internet, one of the principal factors driving this growth, has been growing at a rate of more than 100% per annum for the past decade. With its advanced fiberoptic system, the Company believes that it is well positioned to take advantage of this rapid growth.

        CAPACITY REQUIRED BY NEW ENTRANTS. Competition and deregulation are bringing new entrants into the telecommunications market. The Company believes that the opening of various telecommunications markets will lead to an increase in demand for fiberoptic cable capacity as more international communications carriers elect to compete. As a carriers' carrier, the Company believes that many new entrants typically will lease or buy fiberoptic capacity as a low-cost alternative to building their own infrastructure.

        Several of the countries directly served on the FLAG Route have recently liberalized the regulations governing their telecommunications markets. The Company believes that it is well positioned to continue to sell capacity to Emerging Carriers, who are providing services on a competitive basis with Established Carriers. The shift in market shares between the Established Carriers and the Emerging Carriers should provide a comparative advantage to the Company; since the Emerging Carriers have yet to purchase their projected capacity requirements, the Company believes that many of these carriers may turn to the FLAG System to meet their needs.

        GROWTH OF OTHER NEW APPLICATIONS. The Company believes that additional network transmission capacity and faster response times will be required to accommodate the needs of multimedia (voice, data and video) and other potential applications, including the deployment of corporate wide area networks. Because such applications use substantially more capacity than traditional voice communications, the Company believes that there will be significant demand for its advanced communications infrastructure.

THE CLUB CABLE SYSTEM

    The Company offers its customers the benefit of fiberoptic capacity while allowing them to avoid the larger up-front costs often associated with other methods of submarine cable system development and ownership. Traditionally, submarine cables have been the joint undertakings of groups of international telecommunications carriers that collectively own the entire cable and are responsible for the full costs of construction, operation and maintenance. This approach is known as a "consortium" or "club" cable. Under the traditional club cable arrangement, carriers who will be acquiring capacity in the cable jointly fund the cost of construction, receive a share of the cable capacity proportionate to their capital contribution, and pay a proportionate share of operating and maintenance costs. Carriers are represented on the governing body of the cable system and vote in proportion to their ownership percentage.

    In contrast, as a privately funded cable venture, the Company allows its customers to purchase only the capacity they need, at the time they need it. The Company bears the risk of selling enough capacity on the cable to recover the full costs of its construction and operation costs.

BUSINESS STRATEGY

    The Company is a leading carriers' carrier, providing access along the FLAG Route to licensed international carriers. The Company provides capacity in MIUs on the FLAG System.

    The principal elements of the Company's business strategy include:

        A LEADING CARRIERS' CARRIER. The Company has established itself as a leading carriers' carrier by offering its customers fixed-cost, long-term contracts allowing them to acquire capacity on the FLAG System without incurring the high capital expenditures and long lead times usually associated with building undersea cables by a consortium or "club" of carriers. Typically, capacity is purchased by carriers for the remaining design life of the cable, being 25 years from PSA in the case of the FLAG System. As a carriers' carrier, the Company blends traditional industry characteristics of offering life-of-the-system capacity purchases to Established Carriers with competitive market characteristics for its product offerings to Emerging Carriers.

        MARKET-BASED FLEXIBLE PRICING STRATEGY. The Company has implemented a flexible market-based pricing strategy coupled with volume incentives for carriers that choose to make a sizable capacity investment in the FLAG System. The Company offers flexibility in the route, the size of Bandwidth, the period capacity is held for and the payment terms for any route requested by customers. Capacity purchases come with a number of features such as portability and drop-and-insert options, offering customers a high level of flexibility in selecting and managing their Bandwidth requirements. As well as capacity purchases, the Company offers short-term leasing with a lease-to-buy option.

        The Company provides carriers with predictability in standby maintenance and repair charges by offering fixed prices for standby maintenance over the life of the purchased capacity, subject to certain inflation adjustments. Standby maintenance prices are generally based on a fixed rate per half-MIU on each Segment. Carriers are billed for standby maintenance annually in advance with the charges calculated by applying the published prices to the capacity owned by each carrier.

        HIGH SECURITY AND RELIABILITY. The Company has made a substantial investment in protecting its fiberoptic system with advanced submarine cable burial and armoring techniques as well as redundancy at its terrestrial crossings. The Company has installed hardware and software and contracted for alternative routes to restore service to its customers in the event of a break or failure in the FLAG System. The restoration plan is a combination of an in-system restoration plan where parallel routing is available within the FLAG System and an out-of-system restoration plan created in part by reciprocal arrangements with other providers. The Company continuously monitors and maintains control of its system on a 24-hour basis through the FLAG Network Operations Center ("FNOC"), and the restoration plan will permit prompt alternate routing in the event of a break or fault. The FNOC is responsible for system-wide surveillance, pro-active maintenance, coordination of maintenance and repair operations and for circuit activation and assignment and configuration of the transmission equipment. The FNOC has the capability of a system-wide view of all network elements in the FLAG System through its Integrated Transport Management ("ITM-2000") system.

        GLOBAL CONNECTIVITY. Part of the Company's strategy is to facilitate point-to-point fiberoptic connectivity around the globe for its customers. In order to enhance such global connectivity, the

    Company negotiates marketing arrangements with other cable systems and evaluates potential extensions of the FLAG Route. New Landing Stations in Jordan and Saudi Arabia are expected to be completed in July 1999.

        SUPERIOR CUSTOMER SERVICE. The Company has a customer care plan to focus on quality, reliability and consistent customer support. Under such plan, regional customer care personnel provide ongoing support to the Company's present and prospective customers on operational and product issues. The Company will utilize marketing studies to track the rapid changes in the telecommunications markets in order to identify customers' needs and changed preferences.

        COMMITMENT OF STRATEGIC SHAREHOLDERS. The Shareholders of the Company, including wholly-owned subsidiaries of Bell Atlantic and Marubeni, have invested over $500 million in the Company. The Company has used and will continue to use its Shareholders' resources and support to enhance the FLAG System.

THE FLAG SYSTEM

    The FLAG System is comprised of over 16,000 miles of undersea fiberoptic cable with a 360-mile dual land crossing in Egypt and a 280-mile dual land crossing in Thailand. The FLAG System connects with communication networks in the United Kingdom, Spain, Italy, Egypt, the United Arab Emirates, India, Malaysia, Thailand, Hong Kong, China, Korea and Japan, with Jordan and Saudi Arabia scheduled for July 1999. The domestic connections are provided through Landing Stations in each of the foregoing countries. Each Landing Station is constructed, owned and operated by a Landing Party which has agreed to take responsibility for maintaining the terrestrial portion of the FLAG System in the Landing Party's country. The Landing Party is compensated for building and operating the Landing Station by charges to parties entering the FLAG System through the Landing Station.

    The Company's basic product is capacity for digital transmission, which is offered as separate units between any two Landing Countries comprising a total of 66 Segments over which capacity is offered (increasing to 91 Segments with the addition of the Jordan and Saudi Landing Stations). Capacity on each Segment is offered in MIUs. Typically, a carrier originating traffic at one end of a Segment will arrange with a correspondent, who will receive that traffic at the other end of the Segment (and who will originate traffic to be received by the first party), to share in the purchase of one or more MIUs.

    The FLAG System employs the most advanced technology available and proven in commercial installations at the date of construction. The aggregate system capacity is 10 Gbps transmitting on two fiber pairs, which together provide capacity of 120,000 circuits of 64 Kbps, corresponding to a maximum of 600,000 simultaneous voice transmissions. The FLAG System incorporates Synchronous Digital Hierarchy, which is the current international standard for digital transmission and management. Proven designs for an ocean cable are incorporated into the FLAG System, including proven passive branching units, dispersion shifted fibers and fully redundant laser pumps in the optical amplifiers which are located at intervals of approximately 50 miles along the undersea route. Expansion of the transmission capacity of the FLAG System may be effected by employing additional light sources using the WDM technique. This enhancement can be added by system modifications at one or more Landing Stations and without modification of the submerged portion of the FLAG System.

    The FLAG System is controlled by the FNOC, which is responsible for system-wide surveillance, pro-active maintenance, coordination of maintenance and repair operations, circuit activation and assignment and configuration of the transmission equipment. The FNOC has the capability of a system-wide view of all network elements in the FLAG System through its ITM-2000 system. The ITM-2000 performs real time surveillance and control of the FLAG System including provisioning and restoration at each of the Landing Stations. Network performance, system status and management reports are generated through the ITM-2000. The design specifications for the FLAG System are intended to ensure continuous, fault-free service with an availability target of at least 99.999% (approximately five minutes of unavailable time per annum) excluding faults caused by external damage or internal system faults requiring ship repairs. System performance meets or exceeds relevant ITU recommendations and is consistent throughout the entire system. It is believed that the FNOC, which is an innovation in system maintenance of undersea cables, and the hardware and software installed by the Company, will provide a higher standard of service and continuity than can be met by other international cable systems. The Company established a back-up FNOC in the United Kingdom in the third quarter of 1998.

ADDRESSABLE MARKET

    The Company is focused on providing capacity to three broad market segments:

        ESTABLISHED CARRIERS. Each of the Landing Parties is an Established Carrier and is either a government enterprise with a monopoly on international communications in its country or one of the major international carriers in that country with a substantial market share of international communications. The Company provides capacity to Landing Parties and other Established Carriers in the countries in which there are Landing Stations and in other countries which can route traffic onto the FLAG System through one of the Landing Stations along the FLAG Route. The Established Carriers include all of the government-owned and former government-owned licensed international carriers in Europe, the Middle East and Asia and also include the large incumbent carriers from the United States.

        EMERGING CARRIERS. The perceived benefits to consumers from increased communications at lower prices has brought about the liberalization of market barriers and price controls on international communications service in the United States, the European Union (particularly the United Kingdom) and subsequently in Japan. Regulatory liberalization has taken place, or is expected to take place in the near future, in seven of the 12 Landing Countries (the United Kingdom, Spain, Italy, Japan, Korea, Malaysia and Hong
    Kong). The growth and regulatory liberalization of the telecommunications market have resulted in the formation of many new companies including a number of facilities-based carriers (those which have substantial investments in communications lines and switches) which have or intend to become licensed international carriers and, therefore, are current or prospective customers for the Company.

        Another important class of Emerging Carriers consists of ISPs with international licenses. ISPs provide business and residential customers access to the internet. The internet is the fastest growing segment of non-switched traffic. Even in "internet mature" countries such as the United States, the number of internet hosts has been nearly doubling every year. While e-mail and web access are currently the key contributors to internet growth, business applications such as electronic commerce are likely to be the drivers of internet growth in the future.

        POTENTIAL CARRIERS. The third segment of the Company's market is made up of the new entrants to international telecommunications which have not yet applied to become licensed international carriers but have substantial economic incentive to become licensed. The recent changes in the telecommunications market have brought about the formation of many specialized communications companies.

        Currently, many ISPs and other specialized communications companies are not licensed international carriers and are, therefore, excluded from directly acquiring capacity on the FLAG System; however, these companies are potential indirect customers for the Company because they may acquire use of capacity through licensed carriers. Moreover, highly price-sensitive, these new entrants in the telecommunications market may apply for international carrier licenses if this will enable them to buy or lease capacity directly at lower cost. Connectivity to the United States market will be critical to development of the Potential Carriers because the U.S. market constitutes 70% of internet traffic. Due to the shortage of capacity, no alternatives are currently available to Potential and Emerging

    Carriers for trans-Pacific connectivity to the United States; however, fiberoptic technology permits service to be offered to carriers and ISPs through the FLAG System and across the Atlantic at prices and with a service quality comparable to service from Asia across the Pacific to the United States. End-users of communication services are also Potential Carriers in this market segment. Large multinational corporations and companies which lease lines or other facilities for sale as switched traffic in price competition with the facilities-based carriers could obtain licenses and become customers of the Company. Furthermore, the Company may establish arrangements with carriers who may acquire capacity from the Company specifically for the traffic of end-users or resellers who are not licensed international carriers.

CERTAIN AGREEMENTS

    LANDING PARTIES. In order for the FLAG System to be accessible to carriers, it comes ashore in various countries along the FLAG Route and connects with domestic cable systems and other submarine cable systems at Landing Stations in the countries where the cable lands. The Landing Parties have agreed to provide and to maintain in operation the Landing Stations and the terrestrial portion of the FLAG System. Landing Parties recover Landing Station capital and maintenance costs through "right of use" charges and annual maintenance charges that are borne by carriers entering the FLAG System at that Landing Station. The Company reimburses each Landing Party for the cost of maintaining the terrestrial portion of the FLAG System. Set forth below are the Landing Parties:

COUNTRY                                                    LANDING PARTY
------------------------------------  -------------------------------------------------------
United Kingdom......................  Cable & Wireless Communications
Spain...............................  Telefonica de Espana
Italy...............................  Telecom Italia
Egypt...............................  Telecom Egypt
Jordan..............................  Jordan Telecommunications Company
  (scheduled for July 1999)
Saudi Arabia........................  Saudi Telecommunications Company
  (scheduled for July 1999)
United Arab Emirates................  Emirates Telecommunications
India...............................  Videsh Sanchar Nigam Limited
Malaysia............................  Telekom Malaysia
Thailand............................  The Communications Authority of Thailand
China...............................  China Telecom
Hong Kong...........................  Hong Kong Telecom International
Korea...............................  Korea Telecom
Japan...............................  International Digital Communications and Kokusai
                                        Denshin Denwa

    CAPACITY SALES. Each user of capacity enters into a Capacity Sales Agreement with the Company setting out the terms under which it acquires capacity.

    CONSTRUCTION AND MAINTENANCE. The Construction and Maintenance Agreement ("C&MA") governs use of the capacity and the rights and obligations of the Landing Parties, the other licensed international carriers signing the C&MA and the Company (the "Signatories"). Pursuant to the C&MA, the Company is responsible for arranging maintenance for the submarine portion of the FLAG System. The C&MA also restricts the Company from selling, leasing or directly providing capacity to any party which is not a licensed international carrier for telecommunications services. Each Signatory correspondingly agrees that it will not sell or transfer capacity to third parties (with certain exceptions). The Signatories are given certain rights to vote in the C&MA; for example, the unanimous vote of the Signatories is required to add a new Landing Station to the FLAG System. System enhancements which are approved by the Signatories must be paid for by the Signatories and the Company in relation to capacity on the affected Segment of the FLAG System.

    MARKETING. Prior to May 1998, the Company had appointed Bell Atlantic Network Systems (Bermuda) Limited ("BANS") as its exclusive agent for marketing the capacity of the FLAG System under a marketing services agreement ("Marketing Services Agreement"). In May 1998, under a transition agreement the Company and BANS agreed to terminate the Marketing Services Agreement. Under the transition agreement, the Company agreed to pay certain of BANS' closing down expenses and certain commissions in connection with its pre-termination and post-termination activities. The Company will pay BANS (i) commissions accrued under the Marketing Services Agreement but remaining unpaid and (ii) up to $3 million of commissions resulting from certain sales. Also under the transition agreement, the Company has agreed to pay BANS or its affiliate a 50% commission where BANS or its affiliate secures the sale of four whole DS-3s (which equates to 84 whole
MIUs) on the FLAG System.

    PROGRAM MANAGEMENT. Under a management agreement with the Company (the "Program Management Services Agreement"), Bell Atlantic Network Systems Company ("BANSC") had contracted to manage all aspects of the planning and construction of the FLAG System. In May 1998, the Company entered into an agreement providing for the termination of the program management services provided by BANSC. In June 1998, FLAG made a final payment to BANSC to settle all outstanding liabilities under the Program Management Services Agreement.

CONSTRUCTION AND COMPLETION

    The Company entered into a turnkey construction contract (the "Construction Contract") with Tyco Submarine Systems Ltd. ("Tyco") (formerly AT&T Submarine Systems Inc.) and KDD Submarine Cable Systems Inc. ("KDD-SCS") (collectively, the "Contractors"), two of the world's leading submarine cable contractors. The Contractors agreed to construct the FLAG System for a fixed price and to satisfy the completion and acceptance tests. The Contractors also warrant the quality of manufacture of the cable and all other equipment and software provided by them for two years and warrant the design sufficiency of the FLAG System for 25 years. Tyco and KDD-SCS are jointly and severally liable for their performance under the Construction Contract and their performance is in turn guaranteed by AT&T with respect to Tyco and by Kokusai Denshin Denwa Co., Ltd. ("KDD") with respect to KDD-SCS.

    Construction commenced in January 1996 with a scheduled completion date of September 6, 1997. Construction was completed within budget and multi-phased system completion trials commenced in 1997 to measure the performance and service continuity of all elements of the FLAG System. The Company certified that PSA was achieved on October 8, 1997. Commercial service commenced on November 22, 1997.

    In connection with PSA, the Contractors and the Company entered into an agreement relating to the 32-day delay in achieving PSA and certain incomplete work. A list of supplemental work, primarily upgraded software for improved monitoring and upgraded hardware to provide additional high-speed restoration channels, has been agreed to between the Contractors and the Company. Certain postponements of the remaining payments to the Contractors were agreed to with the consequence that such payments were made in large part from collections by the Company of the purchase price due on sales of capacity sold prior to completion. The Company recorded the approximately $132.7 million due the Contractors as of December 31, 1998 as capacity available for sale and as accrued construction costs. The Company is currently negotiating a settlement with the Contractors for final acceptance and the remaining payments due to the Contractors. It is anticipated that the final settlement will not be greater than the liability already accrued.

OPERATION AND MAINTENANCE

    The FLAG System has been designed to provide service continuity at a standard of 99.999% availability and to ensure error-free service throughout a design life of 25 years. Design specifications have been supplemented with major additional investment in armor and burial of the submarine cable and redundancy at terrestrial crossings. The operational design and maintenance plan for the FLAG System resulted in the creation of the FNOC, which monitors operations 24 hours a day, 365 days a year. The FNOC is designed to facilitate prompt identification and location of a system break or outage and initiation of restoration and dispatch of a cableship for repair.

    The maintenance plan for the FLAG System identifies two types of maintenance expense: standby maintenance charges and repair or "running" expenses. Standby maintenance includes the measures which are taken to provide a constant readiness to provide repair service and to conduct routine maintenance. It is necessary to maintain an inventory of spare cable, optical amplifiers and other necessary parts and tools for repair of the FLAG System at strategic locations along the FLAG Route. It is also necessary to provide for standby services for cable repair; these services are traditionally provided under Maintenance Zone Agreements, which are cooperative standby agreements among cable operators in major ocean areas to share the expense of assuring constant availability of cableships capable of providing repairs to undersea cables. The Company has entered into four such agreements, which provide maintenance services from the United Kingdom to Gibraltar in the Mediterranean; from Gibraltar to Djibouti at the entry to the Red Sea; from India to a point south of Okinawa; and in the Pacific Ocean north of 25 DEG. latitude. The Maintenance Zone Agreements provide for a sharing of standby expenses among the signatories to those agreements. In addition, the Company has entered into a bilateral agreement for maintenance of the area from the Red Sea to a point south of India. This agreement has been concluded to facilitate more rapid repairs than would be possible under one of the foregoing Maintenance Zone Agreements whose area includes the area covered by the bilateral agreement.

    The second type of maintenance expense is running expenses, which are the direct expenses incurred to repair the FLAG System after a break or outage in service. The C&MA provides that the actual running expenses will be shared among the Signatories based on their allocable shares of capacity in the affected part of the FLAG System (with the Company absorbing 3% of the repair costs for the second and subsequent repairs on the affected part of the FLAG System during each one-year period commencing from PSA).

    Maintenance of the terrestrial portion of the FLAG System, including the terrestrial crossings in Egypt and Thailand, is provided by the Landing Parties in the respective countries. The Landing Parties have responsibility to conduct routine checks on terminal and connectivity equipment and to perform routine maintenance on power feed and transmission equipment. The Company reimburses the Landing Parties for maintenance service provided in accordance with an agreed schedule. Such terrestrial maintenance expenses are divided into stand-by and running expenses, and the running expenses are charged back to Signatories as described above. In the case of carriers who lease or otherwise acquire capacity from the Company and do not become Signatories to the C&MA, the Company levies standby and running maintenance charges on a comparable basis.

FACILITY RESTORATION PLAN

    The Company has developed a comprehensive restoration plan for the FLAG System to arrange the availability of alternative routing of traffic in the event of an outage in transmission. Although the undersea cable is protected by means of burial and armoring, the cable is nonetheless susceptible to damage from ships and the elements. The restoration plan was developed on two levels. In-system restoration routes traffic around faulty equipment or a system break where parallel routing is available as part of the FLAG System; for example, on the dual terrestrial crossings in Egypt and Thailand or the temporary outage of one fiber pair. Out-of-system restoration routes traffic to alternative systems in accordance with pre-determined plans and reciprocal arrangements with operators of other cables, land lines and satellites.

    All Segments are covered by restoration alternatives using fiberoptic cable which is laid undersea or on land, except that the restoration link from Italy to Asia is provided by a satellite link on an initial basis. Since restoration through cable-on-cable service is preferable in order to maintain consistency of service quality, the Company has negotiated with SMW-3 for restoration with respect to the link from Italy to Asia.

    The primary basis for restoration agreements is a reciprocal access to capacity between operators of two cables with compensation being passed from one to the other based on any imbalance of the relative capacity required by the two operators. While the Company undertakes to arrange restoration capacity for its customers, the Company has no obligation to provide restoration to its customers on the FLAG System. Each customer decides whether to accept the restoration plan offered by the Company, and the customers accepting restoration capacity must share and reimburse the Company for the associated charges. Based on the substantial excess capacity that the Company will retain, at least in the early years of operation, it is projected that the Company will provide more capacity under reciprocal arrangements than it will receive. Such surplus payments will be retained by the Company as permitted contracts for the utilization of retained capacity available to the Company.

MARKETING AND SALES

    Prior to termination of the Marketing Services Agreement in May 1998, BANS had been appointed the exclusive sales agent for the Company throughout the world. The Company now performs its own marketing and sales function and reinforces its visibility through a variety of marketing campaigns, participation in key industry and user group conferences, such as the Pacific Telecom Conference, speaking engagements, press conferences, promotional campaigns and end-user awareness programs. In addition, the Company intends to sponsor customer forums on a regional and global basis to meet with customers and to have customers meet with each other.

    The Company has developed pricing schedules which set prices for capacity purchases on each of the Segments with volume discounts to encourage larger capacity purchases. In addition, the Company offers a number of contract options which give much more flexibility than has traditionally been offered by the club cable systems to non-club carriers. These include portability, drop-and-inserts and short term leases with options to purchase. The Company markets these flexible purchase and lease plans to Emerging Carriers and Potential Carriers. Such new entrants to international telecommunications generally prefer not to use capital to acquire facilities because they are more sensitive to return on invested capital and less confident in the continuity of their traffic than the Established Carriers.

    The Company is committed to an ongoing market review in order to determine for each Segment the alternative costs and structures available to carriers for capacity competitive to the FLAG System with a view to price adjustments and incentive discounts which will attract carriers to the FLAG System.

SYSTEM EXPANSION

    As part of its objective to expand global connectivity to other cable systems, the Company has expanded the FLAG System from the original system design.

    CHINA. In 1995, the Company reached an agreement with China Telecom for a Landing Station at Nan Hui (Shanghai).

    JAPAN. In 1996, the Company added a second Landing Station in Japan with KDD, Japan's largest international carrier, as the Landing Party. The FLAG System uses the same Landing Station as the TPC-5 Cable across the Pacific connecting Japan to the United States.

    SAUDI ARABIA. On March 22, 1998 the Company entered into a Landing Party Agreement with the Ministry of Post, Telephone & Telegraph of Saudi Arabia, whose interests were succeeded by Saudi Telecommunications Company ("STC"), providing for the addition of Saudi Arabia to the FLAG System. This landing is scheduled for completion in July 1999.

    JORDAN. In November 1997, an additional branching unit was installed in the Red Sea to accommodate an expansion to Jordan. On May 30, 1998 the Company entered into a Landing Party Agreement with Jordan Telecommunications Company ("JTC"), providing for the addition of Jordan to the FLAG System. This landing is scheduled for completion in July 1999.

COMPETITION

    The FLAG System faces direct competition from one existing Euro-Asia cable, one Euro-Asia cable under construction, regional cables, alternate cable systems connecting Western Europe to Asia via the United States, and satellite providers. The existing cable serving the FLAG Route is the SMW-2 cable, which is currently operating at near full capacity, and which has only approximately one-eighth of the capacity of the FLAG System. The cable under construction is SMW-3. Like SMW-2, it will be a club cable with approximately 92 licensed international telecommunications carriers as the signatories. This cable, which is expected to be operational in the second half of 1999, will have capacity equal to two times the FLAG System capacity. SMW-3 will have 39 landing points in 34 countries and will have excess capacity offered in direct competition with the Company.

    FLAG will also face competition from fiberoptic cables either in service or under construction which will connect Western Europe to Asia by transiting the United States. Currently the primary cable connection is via the Middle East. However, existing cables in the Atlantic Ocean connected to terrestrial cables in the United States will link with cables under construction in the Pacific Ocean. The ability to link these separate systems will cause direct competition for some selected segments which FLAG markets.

    In addition to the SMW-2 and SMW-3 cable links between Europe and Asia, carriers have the alternative of transmission by satellite, including existing geosynchronous satellites, such as INTELSAT, PanAmSat, Orion and AsiaSat, among others, and low earth orbit systems now under construction. In general, satellite service is considered to be of inferior quality because the transmission is affected by time delays (echos), and service interruptions are more frequent. Furthermore, satellite systems are more expensive to launch and to maintain per circuit and generally have a shorter useful life and less capacity. Nonetheless, there are many communications satellites in Geosynchronous Orbit which are available to provide service between Europe and Asia, and their capacity places price constraints on the sale of capacity by the Company. Finally, low-earth orbit systems such as Iridium commenced service in the fourth quarter of 1998. The Globalstar hybrid satellite-land system and the Teledesic system will also provide global communications capacity which will fulfill certain traffic demand that might otherwise be serviced by the FLAG System's target customers.

    Direct competition from future fiberoptic cables is significantly mitigated by formidable barriers to entry. These barriers include the time and investment required from potential competitors to design, manufacture and install a comparable system.

EMPLOYEES

    At December 31, 1998, the Company had approximately 70 full-time employees (of which six were seconded from Bell Atlantic). None of the Company's employees are represented by a union or covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. In connection with the construction and maintenance of the FLAG System, the Company has used third-party contractors, some of whose employees may be represented by unions or covered by collective bargaining agreements.

RECENT DEVELOPMENTS

    On February 26, 1999, the Company was part of a reorganization whereby FLAG Telecom Holdings Limited ("FTHL"), a Bermuda company, became the holding company for the FLAG Telecom group of companies. As a result of this reorganization, the Company became a subsidiary of FTHL. FTHL also has a 50% interest in FLAG Atlantic Limited, a company set up to build, own and operate a transatlantic cable system connecting the U.S., U.K. and France.

ITEM 2. DESCRIPTION OF PROPERTY.

    The Company maintains executive and administrative offices at Emporium Building, 69 Front Street, Hamilton HM12, Bermuda, where the Company leases approximately 2,580 square feet of office space.

    The Company or its subsidiaries also lease additional space for its operations in London, England (4,100 square feet of office space and 7,500 square feet for the backup FNOC and office space), New York City (3,000 square feet of office space), Thailand (800 square feet), Hong Kong (1,360 square feet), Dubai (8,500 square feet) and Fujairah, U.A.E. (5,300 square feet for the
FNOC).

ITEM 3. LEGAL PROCEEDINGS.

    The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.

ITEM 4. CONTROL OF REGISTRANT.

    The following table sets forth certain information with respect to the beneficial ownership of the Class A common stock and the Class B common stock as of December 31, 1998, by each of the

Shareholders of the Company. Except as otherwise noted below, each of the Shareholders identified in the table has sole voting and investment power over the shares beneficially owned by such person.

                                                     BENEFICIAL OWNERSHIP      BENEFICIAL OWNERSHIP
                                                          OF CLASS A                OF CLASS B
                                                         COMMON STOCK              COMMON STOCK          AGGREGATE
                                                   ------------------------  ------------------------  VOTING POWER
                                                      NUMBER                    NUMBER                 -------------
NAME AND ADDRESS OF BENEFICIAL OWNER                 OF SHARES     PERCENT     OF SHARES     PERCENT      PERCENT
-------------------------------------------------  -------------  ---------  -------------  ---------  -------------
Bell Atlantic Corporation(1).....................     31,200,000      23.64    223,000,410      39.41        37.68
Dallah Albaraka(2)...............................     62,400,000      47.27    103,341,643      18.26        21.45
Telecom Asia Corporation Public Co. Ltd.(3)......       --           --        108,780,685      19.23        17.12
Marubeni Corporation(4)..........................     12,000,000       9.09     54,390,342       9.61         9.55
The Asian Infrastructure Fund(5).................       --           --         54,390,342       9.61         8.55
Gulf Associates Communications, Limited(6).......     26,400,000      20.00                                   2.20
AT&T Capital Corporation(7)......................       --           --          5,488,829       0.97         0.86
GE Capital Corporation(8)........................       --           --         16,466,490       2.91         2.59
    Total........................................    132,000,000     100.00    565,858,741     100.00       100.00

------------------------

(1) Bell Atlantic Corporation is the ultimate parent of a wholly-owned subsidiary, BANSC, which as of December 31, 1998 directly owned the shares in the Company. The business address of BANSC is: 4 West Red Oak Lane, White Plains, NY 10604, U.S.A.

(2) Dallah Albaraka is the parent of Rathburn Limited, which as of December 31, 1998 directly owned the shares in the Company. The business address of Rathburn Limited is: Abbott Building, Main Street, P.O. Box 3286, Road Town, Tortola, BVI.

(3) Telecom Asia Corporation Public Co. Ltd. is the ultimate parent of a wholly-owned subsidiary, K.I.N. (Thailand) Company Limited, which as of December 31, 1998 directly owned the shares in the Company. The business address of K.I.N. (Thailand) Company Limited is: c/o Telecom Holdings Company Limited, 30th Floor, Telecom Tower, 18 Ratchadaphisak Road, Huai Khwang, Bangkok 10310, Thailand.

(4) Marubeni Corporation is the ultimate parent of a wholly-owned subsidiary, Marubeni Telecom Development Limited, which as of December 31, 1998 directly owned the shares in the Company. The business address of Marubeni Telecom Development Limited is: Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

(5) The business address of The Asian Infrastructure Fund is: c/o Caledonian Bank & Trust Limited, Caledonian House, Mary Street, Georgetown, Grand Cayman, Cayman Islands, BWI.

(6) The business address of Gulf Associates Communications, Limited is: 30 Rockefeller Plaza, New York, NY 10112, U.S.A.

(7) The business address of AT&T Capital Corporation is: c/o New Court Capital Inc., 32 Gatehall Drive, 1st Floor, Parsippany, NJ 07054, U.S.A.

(8) GE Capital Corporation is the ultimate parent of a wholly-owned subsidiary, GE Capital Project Finance VI Ltd., which as of December 31, 1998 directly owned the shares in the Company. The business address of GE Capital Project Finance VI Ltd. is: Clarendon House, Church Street West, Hamilton HMCX, Bermuda.

ITEM 5. NATURE OF TRADING MARKET.

    There is no established trading market for the Company's common stock. As of December 31, 1998, the Company had eight holders of its common stock of which three were located in the United States. Approximately 41% of the Company's issued and outstanding common stock was held by United States holders.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

    Under Bermuda law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of securities. Neither Bermuda law nor the constituent documents of the Company provide for any limitations on the right of persons who are not citizens or residents of Bermuda to hold securities of the Company.

ITEM 7. TAXATION.

    Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon United States security holders.

    There is a limited income tax convention between the United States and Bermuda, the application of which generally is limited to insurance income.

ITEM 8. SELECTED FINANCIAL DATA.

    The following table sets forth selected historical financial data for the Company. The balance sheet data presented below as of December 31, 1994, 1995, 1996, 1997 and 1998 and the statement of operations data presented below for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 are derived from the financial statements of the Company, which have been audited by Arthur Andersen & Co., independent public accountants, and have been prepared in accordance with U.S. GAAP. The operating data presented below are derived from the Company's records. The Company was a development stage company until October 8, 1997, the date as of which PSA of the FLAG System occurred. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical financial statements of the Company and the notes thereto.

                                                                                 YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                             1994(1)        1995(2)        1996(2)        1997         1998
                                                          -------------  -------------  -------------  -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
                                                          (AS RESTATED)  (AS RESTATED)  (AS RESTATED)
STATEMENT OF OPERATIONS DATA:
Revenues:
Capacity sales, net of discounts........................   $   --         $   --         $   --        $   335,982  $   182,935
Standby maintenance and restoration revenue.............       --             --             --              4,011       25,313
                                                          -------------  -------------  -------------  -----------  -----------
                                                               --             --             --            339,993      208,248
Sales and other operating expenses:
Cost of capacity sold...................................       --             --             --            196,190      101,288
Operations and maintenance..............................       --             --             --              4,600       37,931
Sales and marketing(3)..................................       --              10,253            316         6,598       10,680
General and administrative(4)...........................         6,899         10,560         12,466        30,615       22,518
                                                          -------------  -------------  -------------  -----------  -----------
                                                                 6,899         20,813         12,782       238,003      172,417

Operating income (loss).................................        (6,899)       (20,813)       (12,782)      101,990       35,831
Interest expense........................................       --             --             --             20,193       61,128
Interest income.........................................           110            439          2,408         6,637       14,875
Gulf settlement(1)......................................        (7,600)       --             --            --           --
                                                          -------------  -------------  -------------  -----------  -----------
Income (loss) before income taxes.......................       (14,389)       (20,374)       (10,374)       88,434      (10,422)
Provision for income taxes..............................       --             --             --              8,991        1,260
Net income (loss) before extraordinary item.............       (14,389)       (20,374)       (10,374)       79,443      (11,682)
Extraordinary item(5)...................................       --             --             --            --           (59,839)
                                                          -------------  -------------  -------------  -----------  -----------
Net income (loss).......................................       (14,389)       (20,374)       (10,374)       79,443      (71,521)
Cumulative pay-in-kind preferred dividends..............       --               1,787         14,410        16,324        1,508
Redemption premium and write-off of discount on
  preferred shares(6)...................................       --             --             --            --             8,500
                                                          -------------  -------------  -------------  -----------  -----------
Net income (loss) applicable to common shareholders.....   $   (14,389)   $   (22,161)   $   (24,784)  $    63,119  $   (81,529)
Ratio of earnings to fixed charges......................       --             --             --              1.60x
Deficiency of earnings to fixed charges.................   $   (14,389)   $   (22,852)   $   (38,802)      --       $   (11,930)
BALANCE SHEET DATA:
Current assets..........................................   $     3,529    $     3,106    $     3,759   $    96,677  $    76,114
Funds held by collateral trustee........................       --              46,537         48,194       425,905      255,366
Construction in progress................................        31,355        167,281        647,805           389       11,494
Capacity available for sale.............................       --             --             --          1,208,948    1,095,099
Total assets............................................        38,328        286,476        774,447     1,836,937    1,475,766
Current liabilities.....................................        16,550         74,453        206,486       370,555      232,814
Senior notes............................................       --             --             --            --           424,679
Long-term debt..........................................       --              50,000        312,543       615,087      271,500
Deferred revenue........................................       --             --             --            176,221       84,415
Preferred stock(6)......................................       --              98,711        113,121       129,445      --
Shareholders' equity:
  Class A common shares, $.0001 par value...............            13             13             13            13           13
  Class B common shares, $.0001 par value...............             3              9             22            57           57
  Additional paid-in capital(6).........................        43,887         99,098        195,135       514,389      504,381
  Foreign currency translation adjustment...............       --             --             --            --              (704)
Retained earnings (accumulated deficit).................       (22,125)       (42,499)       (52,873)       26,570      (44,951)
                                                          -------------  -------------  -------------  -----------  -----------
                                                           $    21,778    $    56,621    $   142,297   $   541,029  $   458,796
                                                          -------------  -------------  -------------  -----------  -----------
                                                          -------------  -------------  -------------  -----------  -----------

------------------------------

(1) The 1994 and subsequent financial statements have been restated to reflect the $7.6 million portion of the $9.0 million payable to Gulf Associates Communications, Limited under a settlement agreement as an expense as this amount primarily related to their agreement to discontinue arbitration proceedings. See Note 2 to the accompanying audited financial statements. This restatement increased net loss and net loss applicable to common shareholders as of December 31, 1994 by $7.6 million. This restatement had no effect on net loss and net loss applicable to common shareholders in 1995, 1996, 1997 or 1998.

(2) The 1996 and 1995 financial statements, as originally issued in March 1997, were restated to give effect for a $3.1 million discount on the issuance of the Preferred Shares in 1995 relating to the 3,075,816 Class B common shares issued to the preferred shareholders. See Note 2 to the accompanying audited financial statements. For the years ended December 31, 1996 and 1995, this restatement had no effect on net loss, increased net loss applicable to common shareholders by $550 and $70, respectively, and had no effect on basic and diluted loss per common share for Class A and Class B.

(3) Commissions of $10.6 million incurred for purchase commitments obtained prior to July 3, 1995 were not contingent upon reaching PSA and have been expensed in 1995 and 1996. Commissions for purchase commitments obtained after July 3, 1995 are recognized as an expense upon recognition of the related revenues.

(4) Included in general and administrative expenses for years ended December 31, 1994 to 1997 are program management expenses which include reimbursements to BANSC, a Shareholder of the Company, for all costs and out-of-pocket expenses incurred by BANSC in performing project management services pursuant to its arrangement with the Company. Costs and out-of-pocket expenses include payroll costs of BANSC employees and approved Bell Atlantic employees who work on the FLAG System, rent, professional fees, office support and other costs. In addition, BANSC receives a fee equal to 16% of payroll costs and of certain outside contractor and consultant costs.

(5) In connection with the Refinancing, the Company recorded an extraordinary loss of $59.8 million, representing the write-off of unamortized deferred financing costs related to the Old Credit Facility.

(6) In connection with the Refinancing, the Company redeemed the Preferred Shares at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the Preferred Shares on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    The following discussion and analysis should be read in conjunction with the accompanying audited consolidated financial statements of the Company, including the notes related thereto appearing elsewhere in this Form 20-F.

OVERVIEW

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers, resellers and ISPs through its ownership of the FLAG System, the world's longest digital fiberoptic undersea cable system. The FLAG System links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China along a route adjoining countries with approximately 70% of the world's population. The Company entered commercial service in November 1997 with 14 landing points in 11 countries providing capacity on the FLAG System at market-based prices.

    During the year, the Company signed agreements with two new Landing Parties which will increase the number of landing points on the FLAG System to 16 in 13 countries. The Company reached formal agreements with the STC and the JTC to add landing points in Jeddah and Aqaba respectively. The estimated cost to construct these landing points is approximately $53 million and is being funded through the Company's cash flow and contributions from Landing Parties. These Landing Stations are expected to enter service in July 1999.

REVENUE

    The primary method by which the Company earns revenue is through the sale of capacity on the FLAG System under Capacity Sale Agreements. The Company's prices for capacity sales under CSAs are market-based. The Company maintains a published price list from which certain volume discounts may be allowed. Capacity prices are generally quoted in terms of a half-MIU of capacity on any one of the FLAG System's Segments and are generally payable in full within 30 days of invoicing. Customers have options with regard to routing, the period capacity is held for, portability and drop-and-inserts.

    The purchasing carrier becomes responsible for the standby maintenance charges payable annually to the Company in accordance with a pre-determined price schedule. The purchasing carrier also becomes responsible for their pro rata share of the incremental cost incurred in carrying out repairs of the FLAG System (running costs). The Company also generates revenue from restoration services provided to third parties. Revenues from providing standby maintenance and restoration services are recognized in the period those services are provided.

    Revenues are recognized upon the date the risks and rewards of ownership are transferred to the customer, which is the date the capacity is made available for activation and the customer becomes responsible for standby maintenance and repair. This policy applies both to agreements covering the sales of capacity which are accounted for as sales and to those accounted for as sales-type leases. Carriers may purchase capacity on either a whole-MIU or half-MIU basis. Where a half-MIU is purchased, the capacity must be matched with another correspondent carrier before it can be used to carry traffic. For sales of half-MIUs where there has been no match of a correspondent carrier the Company does not recognize the revenue until the period the capacity is matched. Amounts received or receivable for such sales of half-MIUs are reflected as deferred revenue in the accompanying balance sheets. The Company is able to offer certain other more flexible or shorter-term capacity offerings to its customers. In such circumstances, the Company will structure each transaction as a lease of capacity for the relevant term, with the Company being responsible for all associated recurring and non-recurring charges for the duration of the lease. Within these lease structures the Company is able to offer various flexible products such as short- or long-term leases, and leases with an option or obligation to eventually purchase the capacity.

    Revenues from operating lease transactions are incidental and as such are recorded as a reduction of capacity available for sale. Despite the availability of these flexible alternatives to capacity purchases, the Company anticipates that such offerings will not represent a material portion of its future revenues.

    Payments due from purchasers of capacity are generally payable within 30 days; however, the Company has receivables outstanding greater than 30 days. The Company has established an allowance for doubtful accounts based on potentially uncollectible amounts due from two carriers. As of December 31, 1998, the Company had an allowance of $8.6 million.

CAPACITY AVAILABLE FOR SALE

    The Company capitalized direct and indirect expenditures incurred in connection with the construction of the FLAG System and such capitalized expenditures are charged to cost of sales as revenues from sales of capacity are recognized. Capacity available for sale totalled $1,095.1 million as of December 31, 1998.

YEAR 2000

    The "Year 2000" problem results from the use of two digits rather than four to define the year in computer hardware and software and in electronic equipment. When electronic systems process dates before and after January 1, 2000, they may recognize a date represented by "00" as indicating the year 1900, instead of 2000, or may not recognize the date at all. Unless steps are taken to reprogram affected equipment and rewrite software, this may create processing ambiguities that can cause errors and system failures. However, the precise nature and impact of such failures is uncertain and will depend on the computer chip, system or software, and its location and function. By definition, the effects of the problem can only be estimated in advance and will not be known with certainty until into and even after the year 2000 itself.

    During 1997, the Company had an independent evaluation undertaken of the risks created by the Year 2000 problem. In assessing the risks, the Company focused on (i) its internal information technology ("IT") and non-IT systems, including, but not limited to, computer hardware and software, printers, facsimile machines, and other such equipment, (ii) all network equipment, computers, systems and associated facilities covering the operation and maintenance of the FLAG System, and (iii) interfaces with third parties with which the Company has material relationships, such as suppliers, customers and financial institutions.

    The Company has completed its assessment and response planning and has substantially completed necessary remediation measures with respect to those internal systems. The Company's remediation has included updating various computer hardware and software and printers to be Year 2000 compliant. All new hardware and software purchased since the independent evaluation took place are Year 2000 compliant and, where possible, Year 2000 certification has been obtained from the suppliers. The Company has also determined that the Year 2000 problem will not have a material adverse effect on its business. To date, the Company has expended less than $0.3 million and believes future remediation with respect to its internal systems to be less than $0.1 million. With respect to the Company's internal systems, the Company believes it will complete its planned remediation and any testing in time to ensure the Year 2000 problem will not have a material adverse effect on the Company or its business.

    The Company has also completed its assessment of potential Year 2000 problems which may arise from failures of third parties to be Year 2000 compliant. However, many of the Company's suppliers and customers and the Landing Parties are still engaged in executing their Year 2000 readiness efforts and, as a result, the Company cannot fully evaluate the Year 2000 risks it would be exposed to if the above third parties should fail to be Year 2000 compliant.

    The most likely worst case scenario for the Company with respect to the Year 2000 problem is the failure of a Landing Party to be Year 2000 compliant such that its equipment fails temporarily. This could result in the FLAG System shutting down temporarily, akin to a break in the cable. A contingency plan has been developed to mitigate any such impact by arranging for FLAG to continue service to customers through alternative routing of traffic.

    While the Company believes that it is taking the necessary steps to resolve its Year 2000 issues in a timely manner, there can be no assurance that the Company will not have any Year 2000 problems. If any such problems occur, the Company will work to solve them as quickly as possible. At present, the Company does not expect that such problems related to the Company's internal IT and non-IT systems will have a material adverse effect on its business. The failure, however, of one or more of the Landing Parties to be Year 2000 compliant could have a material adverse effect on the Company.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1997

REVENUES

    Total revenue recognized by the Company during the year ended December 31, 1998, was $208.2 million compared to $340.0 million in total revenue for the year ended December 31, 1997.

    Revenue recognized from the sale of capacity was $182.9 million for the year ended December 31, 1998 compared to $336.0 million during the period from October 8, 1997, the PSA date, to December 31, 1997. The decrease in revenue recognized from capacity sales of $153.1 million from the period from PSA to December 31, 1997 compared to the year ended December 31, 1998 is a result of 1997 revenue including sales of capacity entered into prior to PSA of which $316 million was recognized as revenue. As of December 31, 1998, the Company had entered into sales transactions with 80 international telecommunication carriers compared to 66 as of December 31, 1997.

    Revenue recognized from standby maintenance fee was $23.5 million for the year ended December 31, 1998 compared to $4.0 million for the period from PSA to December 31, 1997. The increase in standby maintenance revenue of $19.5 million for the year ended December 31, 1998 is due to the Company recognizing 12 months of standby maintenance revenue in 1998 compared to only three months in 1997 as a result of the Company commencing operations in October of 1997. The Company also generated revenues from restoration services during the year ended December 31, 1998. Revenues from these services, provided to alternate cable systems on a non-reciprocal basis, were $1.7 million. No revenues were recognized in respect of restoration services in 1997.

OPERATING EXPENSES

    For the year ended December 31, 1998, the Company recorded $101.3 million in respect of the cost of capacity sold compared to $196.2 million recorded in 1997. The gross profit on capacity sales of 44.60% for the year ended December 31, 1998 compares to a gross profit of 41.60% realized in the period from PSA to December 31, 1997. The cost of sales recorded in 1997 included a $28.9 million provision related to price protection credits, discussed below, compared to no such provision included in the 1998 cost of sales. The provision for price protection credits recorded in 1997 contributed to the lower gross margin experienced in 1997 compared to 1998. Cost of sales percentages used are a function of the allocated cost of constructing the FLAG system and management's current best estimate of future capacity sales and third party market forecasts of capacity sales. Changes in management's estimate of future capacity sales revenues, including the expected sales value per unit, will result in prospective changes to cost of sales.

    In connection with certain sales, the Company has entered into price protection arrangements entitling the relevant customers to capacity credits if the Company lowers its list prices prior to December 31, 1999. For periods during which the Company lowers its prices, the Company records a provision for cost of sales based on the estimated cost value of the additional capacity granted. No adjustment was made to the Company's list prices in 1998, and accordingly no such provision was recorded in the year ended December 31, 1998. Currently, the Company does not plan to offer price protection on future sales of capacity.

    During the year ended December 31, 1998 the Company incurred $37.9 million in operations and maintenance costs compared to $4.6 million for the period from PSA to December 31, 1997. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. Costs recognized in 1997 represent the portion of standby operations and maintenance expenses incurred from PSA to December 31, 1997. No maintenance costs were incurred by the Company during construction.

    During the year ended December 31, 1998, $10.7 million in sales and marketing costs were recognized compared to $6.6 million recognized during the period from PSA to December 31, 1997. Sales and marketing costs comprise sales commissions due under agreements with the Company's suppliers and BANS plus costs associated with sales and marketing activities.

    In May 1998, the Company and BANS agreed to terminate the Marketing Services Agreement which appointed BANS as the exclusive sales agent for the Company throughout the world. Sales and marketing activities are now undertaken directly by the Company. Sales commissions incurred under the Marketing Services Agreement prior to its termination are expensed at the time the related revenue is recognized. Commissions on sales capacity credits or half-MIUs where there has been no match of a correspondent carrier are reflected as a prepaid expense at the time incurred and expensed when the related revenue is recognized.

    General and administrative expenses decreased from $30.6 million for the year ended December 31, 1997 to $22.5 million for the year ended December 31, 1998. The decrease is due to the partial reversal of the allowance for doubtful accounts made in 1997, resulting from collections from customers of amounts previously provided, partially offset by costs associated with the transition of the Company from a development stage company to an operating company.

INTEREST EXPENSE AND INTEREST INCOME

    During the year ended December 31, 1998 the Company incurred $61.1 million in interest expense on borrowings compared to $20.2 million incurred during the period from PSA to December 31, 1997. Prior to PSA, the Company capitalized interest costs as a component of construction in progress.

    Interest income of $14.9 million was earned during the year ended December 31, 1998 compared to $6.6 million earned during the year December 31, 1997. In 1998, interest was earned on cash balances and short-term investments held by the Collateral Trustee or in escrow arising from ongoing business operations and the various reserve accounts established pursuant to a new credit facility entered into by the Company in connection with the Refinancing which occurred on January 30, 1998 (the "New Credit Facility"). Interest earned in 1997 consisted primarily of interest earned on cash balances received from equity contributions during the year.

PROVISIONS FOR TAXES

    The provision for taxes was $1.3 million for the year ended December 31, 1998 compared to $9.0 million for the period from PSA to December 31, 1997. The tax provisions for both years consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016. The decrease in tax expense of $7.7 million is due to a greater proportion of sales recorded in 1998 to customers in jurisdictions where the Company does not have a taxable presence.

EXTRAORDINARY ITEM

    In connection with the Refinancing that took place on January 30, 1998, the Company recorded an extraordinary loss of $59.8 million in the statement of operations. The loss on refinancing represents the write-off of unamortized deferred financing costs related to the Company's initial project financing (the "Old Credit Facility").

    In addition, in connection with the Refinancing, the Company redeemed the Preferred Shares at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the Preferred Shares on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital.

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

    For the year ended December 31, 1998 the Company recorded a net loss of $71.5 million compared to net income of $79.4 million for the year ended December 31, 1997, a decrease of $150.9 million. This decrease was attributable to a reduction in operating income of $66.2 million, an increase in interest expense of $40.9 million and an extraordinary loss on refinancing of $59.8 million offset by an $8.2 million increase in interest income and a $7.7 million reduction in tax expense.

    The net loss applicable to common shareholders for the year ended December 31, 1998 was $81.5 million compared to a net income for the year ended December 31, 1997 of $63.1 million.

    Basic and diluted income (loss) per Class A common shares decreased from income per share of $0.05 in 1997 to a loss of ($0.07) per share in 1998 reflecting the loss applicable to common shareholders in 1998. Basic and diluted income (loss) per Class B common share decreased from income per share of $0.14 in 1998 to a loss of ($0.13) per share in 1998 reflecting the loss applicable to common shareholders in 1998 and an increase in the weighted average Class B common shares outstanding during the period from 396,890,512 to 565,858,741.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1996

REVENUES

    The Company had no revenues in 1996 because the FLAG System was still under construction.

    As of December 31, 1997, the Company had invoiced approximately $432.8 million of capacity of which approximately $336.0 million was recognized as revenue and approximately $96.8 million was recorded as deferred revenue. As of December 31, 1997, the Company had 66 international telecommunications carriers as customers and had sold approximately 5% of the total design capacity of the FLAG System. Customers are generally responsible for, among other things, standby maintenance fees. Through December 31, 1997, the Company recognized standby maintenance revenues of $4.0 million.

    In addition, the Company entered into capacity credit agreements pursuant to which customers commit to acquire capacity at a future date. As of December 31, 1997, the Company had recorded deferred revenues of approximately $96.8 million related to signed capacity credit agreements, of which approximately $59.1 million was received in cash or recorded as a current receivable and approximately $37.7 million was recorded as long-term accounts receivable.

    In exchange for construction costs incurred, the Company granted approximately $88.0 million in credits for future capacity acquisition, of which $77.7 million remains unutilized and has been recorded as deferred revenues as of December 31, 1997.

    Capacity credits will be recognized as revenue in the period the credits are utilized (i.e. when the purchasers notify the Company of which circuits they are activating and become responsible for standby maintenance fees as owners of the capacity). Deferred revenues also include approximately $14.0 million of amounts invoiced for standby maintenance which are applicable to future periods.

OPERATING EXPENSES

    For the year ended December 31, 1997, the Company recorded $196.2 million of cost of sales on capacity sale revenues of $336.0 million, resulting in a gross profit on capacity sales of 41.60%. There were no sales or costs of sales recognized in 1996. The $196.2 million of cost of sales recorded in 1997 includes $28.9 million related to price protection credits discussed below and $167.3 million related to costs of capacity sold in 1997.

    Because capacity sales recognized as revenues in 1997 were generally sold at a higher price per unit than the price per unit the Company expects to realize in the future, the Company has recognized a higher cost of sales per unit in 1997 than it expects to recognize in the future based on management's current best estimate and third party market forecasts of capacity sales. Changes in management's estimate of future capacity sales revenues, including the expected sales value per unit, will result in prospective changes to cost of sales.

    In connection with certain sales, the Company has entered into price protection arrangements entitling the relevant customers to capacity credits if the Company lowers its list prices prior to December 31, 1999. For periods during which the Company lowers its list prices, the Company records a provision for cost of sales based on the number of additional units of capacity granted. Based on declines in the Company's listed prices through December 31, 1997, the Company recorded a provision for cost of sales of approximately $28.9 million, which was included in the total cost of sales of $196.2 million recorded in the year ended December 31, 1997.

    Currently, the Company does not plan to offer price protection on future sales of capacity, and all existing price protection arrangements provide for additional capacity only if the Company's list prices are reduced before December 31, 1999. The Company's business plan and sales forecast do not anticipate further decreases in the Company's list prices through the end of 1999.

    During the period from PSA until December 31, 1997, the Company also recognized $4.6 million in operations and maintenance costs relating primarily to the provision of standby maintenance costs under Maintenance Zone Agreements. Of this amount, approximately $4.0 million was recoverable from customers.

    Sales and marketing expenses increased from $0.3 million for the year ended December 31, 1996 to $6.6 million for the year ended December 31, 1997. Sales and marketing expenses in 1997 consisted primarily of $3.1 million of commissions on sales paid or payable to BANS and $3.5 million of commission payable to an unrelated party. In 1995 and 1996, the Company expensed a total of $10.6 million of commissions ($10.3 million of that in 1995) representing commissions incurred for purchase commitments obtained prior to July 3, 1995 which were not contingent upon reaching PSA. The purchase commitments obtained prior to July 3, 1995 are included in the capacity sales recognized as revenues in 1997. Accordingly, the Company incurred a total of $17.2 million of commissions through December 31, 1997, representing approximately 5% of revenues of $336.0 million recognized through December 31, 1997.

    General and administrative expenses increased from $12.5 million in 1996 to $30.6 million in 1997. Most of the increase was due to a $9.1 million provision for doubtful accounts, a $4.0 million increase in salaries, wages and benefits reflecting the Company's staffing up for operations and a $2.1 million increase in recruiting and other professional services costs.

INTEREST EXPENSE AND INTEREST INCOME

    Until PSA, the Company capitalized interest costs as a component of construction in progress. Of total interest incurred of $62.7 million in 1997, $42.5 million was incurred prior to PSA and capitalized as a component of construction in progress. The remaining $20.2 million of interest incurred in 1997 has been reflected as interest expense in the statement of operations and was incurred after PSA.

    Interest income of $6.6 million was earned during the year ended December 31, 1997 compared to $2.4 million for the year ended December 31, 1996. Interest income was derived primarily from the short-term investment of the Company's cash held by the Collateral Trustee. Since all available funds not held by the Collateral Trustee were needed to fund construction costs and operating expenses, the Company maintained minimal cash balances since its inception through December 31, 1997. Funds held by the Collateral Trustee increased from $48.2 million as of December 31, 1996 to $425.9 million as of December 31, 1997 primarily resulting from a lender requirement to deposit capacity sale proceeds received in the fourth quarter of 1997 into the collateral trust account.

PROVISION FOR TAXES

    The provision for taxes of $9.0 million recorded in the 1997 statement of operations consists of taxes incurred on income derived from capacity sales and standby maintenance revenues from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET INCOME (LOSS) AND NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS

    Net income increased to $79.4 million for the year ended December 31, 1997 compared to a loss of $10.4 million for the year ended December 31, 1996, an increase of $89.8 million. This increase was attributable to an increase in operating income of $114.8 million due to the sale of capacity as discussed above and the increase in interest income of $4.2 million, offset by $20.2 million in interest expense and the $9.0 million provision for taxes discussed above.

    The Preferred Shares issued by the Company accrued pay-in-kind dividends at the rate of 13% for the first three years. All dividends recorded to date have been pay-in-kind dividends. Net income (loss) applicable to common shareholders increased from a loss of $24.8 million for the year ended December 31, 1996 to income of $63.1 million for the year ended December 31, 1997, reflecting the $89.8 million increase in net income, offset by an increase in pay-in-kind dividends of $1.9 million.

    Basic and diluted income (loss) per Class A common share increased from a loss per share of ($0.02) in 1996 to income per share of $0.05 in 1997, reflecting the increase in net income applicable to common shareholders. Basic and diluted income (loss) per Class B common share increased from a loss per share of ($0.13) in 1996 to income per share of $0.14 in 1997, reflecting the increase in net income applicable to common shareholders and an increase in the weighted average Class B common shares outstanding during the period from 164,445,547 shares to 396,890,512 shares.

LIQUIDITY AND CAPITAL RESOURCES

    On January 30, 1998, the Company completed the Refinancing which resulted in the repayment of all $615.1 million of outstanding borrowings as of December 31, 1997 under the Old Credit Facility and the redemption of the Preferred Shares. The Refinancing consists of $370.0 million of bank credit facilities and $430.0 million of 8 1/4% Senior Notes maturing January 30, 2008 (the "Senior Notes").

    Upon consummation of the Refinancing on January 30, 1998, the remaining amount of unamortized capitalized financing costs related to the Old Credit Facility (59.8 million) was written off as a component of the loss on refinancing in the statement of operations. Also in connection with the Refinancing, the Company recorded a reduction to additional paid-in capital of $8.5 million representing the excess of the $139.5 million paid to redeem the Preferred Shares over the $131.0 million carrying value of the Preferred Shares on the date of redemption.

    The bank credit facilities include a seven-year $320.0 million term loan facility and a $50.0 million revolving credit facility. On January 30, 1998, the Company borrowed $320.0 million under the term loan facility. Borrowings under the bank credit facility bear interest at LIBOR plus 190 to 212.5 basis points. At the end of March 1998, the Company entered into two interest rate swap agreements to manage the Company's exposure to interest rate fluctuations on the bank credit facility. Under the swap agreements, the Company pays a fixed rate of 5.60% on a notional amount of $60.0 million and a fixed rate of 5.79% on a notional amount of $100.0 million and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000, respectively, unless extended an additional one year and six months, respectively, at the option of the counterparty.

    The net cash amount received or paid on interest rate hedging instruments is recognized as an adjustment to interest cost on the related debt.

    The Company believes that it will have no need for additional borrowing based on current plans. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from billings of standby maintenance charges and restoration services, investment income on cash and investment balances, borrowings under the revolving credit facility, if any, and available funds in reserve accounts.

    As of December 31, 1998, 1997 and 1996, the Company had working capital deficits of $156.7 million, $273.9 million and $202.7 million, respectively. The working capital deficit as of December 31, 1998 was primarily a result of the current accounts payable to the Contractors which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital. The working capital deficits as of December 31, 1997 and 1996 are primarily the result of: (i) proceeds from equity capital calls and the issuance of the Preferred Shares held by the Collateral Trustee being classified as a non-current asset and therefore excluded from working capital; (ii) drawdowns under the Old Credit Facility not taking place until expenditures for capacity available for sale are made; and (iii) the Company recording current accounts payable to the Contractors and to BANSC for costs incurred under the Construction Contract and the Program Management Services Agreement, respectively, until such amounts are paid, generally one to two months after the invoice date.

    Total cash provided by operating activities and used in investing activities during the year ended December 31, 1998 was $88.9 million and $186.1 million, respectively. As of December 31, 1998, cash on deposit with the Collateral Trustee or in escrow had decreased to $255.4 million from $425.9 million at December 31, 1997, primarily as a result of payments to the Contractors.

    Total cash provided by operating activities and used in investing activities during the year ended December 31, 1997 was $285.2 million and $528.7 million, respectively. Cash was also used to pay for $11.8 million of financing costs in the year then ended. These expenditures were funded by equity capital calls of $335.6 million and loans under the Old Credit Facility of $414.9 million, less repayment of loans under the Old Credit Facility of $112.4 million, less the increase in funds held by the Collateral Trustee of $377.7 million and less a settlement payment of $3.0 million to Gulf Associates Telecommunications, Limited. As of December 31, 1997, cash on deposit with the Collateral Trustee pending future disbursements had increased to $425.9 million.

    During the year ended December 31, 1996 total cash used by the Company in operating activities was $12.1 million, cash payments for organization and financing costs were $29.3 million and $329.9 million was expended on investing activities, primarily for FLAG System construction costs. These cash payments were funded by equity capital calls of $110.5 million and borrowings under the Old Credit Facility of $262.5 million, less the $1.7 million increase in funds held by the Collateral Trustee.

    In November and December 1997, the Company entered into interest rate collars and treasury rate lock agreements with a total notional amount of $400 million to hedge its exposure to interest rate movements occurring between the date the hedges were entered into and the anticipated date of the closing of the Company's issuance of the Senior Notes.

ASSETS

    The Company's major asset is the telecommunications capacity available for sale on the FLAG System, which accounts for approximately $1.1 billion of assets as of December 31, 1998 ($1.2 billion as of December 31, 1997). The Company's fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and autos. Other assets are primarily intangibles such as capitalized organization and financing costs as previously discussed.

    The Company is currently constructing Landing Stations in Saudi Arabia and Jordan to enhance the FLAG System which are expected to cost approximately $53 million.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    As a result of its trading, the Company is exposed to foreign currency risk, and as a result of its financing structure, to interest rate risk.

CURRENCY RISK

    The Company does not believe that it is exposed to significant risk from movements in foreign currency exchange rates. All revenues from the disposition of capacity and billings of standby maintenance and restoration services are payable in Dollars. All contracts for the provision by third parties of restoration are invoiced to the Company in Dollars. Certain vendor contracts for the provision to the FLAG System of operations and maintenance services and local operating expenses of its overseas subsidiary companies are payable in currencies other than Dollars. Management believes that these exposures are not material to the financial position of the Company. Whenever deemed appropriate, the Company may hedge its exposure to foreign currency movements.

INTEREST RATE RISK

    The Company is exposed to interest rate risk in its financing instruments. The Company's long-term finance is provided by fixed rate senior notes and floating rate bank debt. The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The counterparties to these instruments are major financial institutions with high credit quality. The Company is exposed to credit loss in the event of nonperformance by these counterparties.

    The Company also receives interest at floating rates on funds held by the Collateral Trustee and in escrow. See "Liquidity and Capital Resources" above.

LONG-TERM DEBT

                                                                                   PRINCIPAL                       COMPANY'S
TYPE OF               PAYMENTS         MATURITY                                     AMOUNT       FAIR VALUE        OPTION TO
  INSTRUMENT            DUE              DATE              INTEREST RATE         ($, MILLION)   ($, MILLION)        REDEEM
----------------  ----------------  ---------------  --------------------------  -------------  -------------  -----------------
Senior Notes      Semi-annually     January 2008     Fixed 8 1/4%                      430.0          419.3    Any time after
                                                                                                               January 2003
                  Monthly to        January 2005     Floating LIBOR + 190 to           271.5          271.5    At any time
                  semi-annually                      212.5 basis points
Bank Credit
  Facility

INTEREST RATE SWAPS

                                                                                   NOTIONAL                    COUNTER-PARTY'S
                           PAYMENTS       MATURITY         RATE         RATE        AMOUNT       FAIR VALUE       OPTION TO
TYPE OF INSTRUMENT            DUE           DATE          PAYABLE    RECEIVABLE  ($, MILLION)   ($, MILLION)    EXTEND UNTIL
------------------------  -----------  ---------------  -----------  ----------  -------------  -------------  ---------------
Pay fixed, receive        Quarterly    January 2000           5.60%  LIBOR              60.0            0.9    January 2001
  floating
Pay fixed, receive        Quarterly    July 2000              5.79%  LIBOR             100.0            1.7    July 2001
  floating

The LIBOR rate at December 31, 1998 was 5.00%, and at March 26, 1999 was 4.89%.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

    The following table sets forth, as of December 31, 1998, certain information and ages for each of the Company's directors and certain senior managers:

NAME                                                                 AGE                 POSITION WITH COMPANY
---------------------------------------------------------------  -----------  -------------------------------------------
Andres Bande...................................................          54   Chairman and Chief Executive Officer
Daniel Petri...................................................          50   Director
Abdul Latif Ghurab.............................................          56   Director
Adnan Omar.....................................................          46   Director
Craig Racine...................................................          31   Director
Dr. Vallobh Vimolvanich........................................          57   Director
Fumio Uehara...................................................          49   Director
Judith Collis..................................................          38   Director
Peter Bubenzer.................................................          44   Director
Edward McCormack...............................................          43   Chief Financial Officer
Stuart Rubin...................................................          51   General Counsel and Secretary
Larry Bautista.................................................          35   Treasurer

    ANDRES BANDE. Mr. Bande has served as Chairman of the Board and Chief Executive Officer of the Company since January 1998. Before joining the Company, Mr. Bande was the President of Sprint International from 1996 to the beginning of 1998. Prior to that, he was President of Ameritech International Corporation from 1990 to 1996. From 1987 to 1990, Mr. Bande was Executive Vice President of US West International. From 1976 to 1986, he was President of Teleconsult, an international telecommunications consulting practice. He holds a law degree from the University of Chile and a Master's degree in politics and international law from Oxford University.

    DANIEL PETRI. Mr. Petri was the acting Chairman and Chief Executive Officer of the Company until January 12, 1998. Mr. Petri is also President of Bell Atlantic Global Systems Company, an affiliate of a Shareholder of the Company. He also serves on the Board of Directors of the Company and is the Shareholder representative for Bell Atlantic. Over the past 25 years with NYNEX and most recently Bell Atlantic, Mr. Petri has held many key positions including Vice President and General Manager-Customer Services-Central New York, Vice President and General Manager of Midtown Manhattan, and Managing Director of Worldwide Operations. Mr. Petri received a Bachelor of Science degree in Mechanical Engineering from Rutgers University and a Master of Science degree in Management Science from Long Island University. He has also completed management programs in General Management, Finance, and Marketing at the Columbia University Graduate School of Business.

    ABDUL LATIF GHURAB. Mr. Ghurab is a director of the Company and is the Shareholder representative for Dallah Albaraka Group. Mr. Ghurab is the Chairman of the South East Asia Holding Company (Singapore) and the Transport Sector Board of Dallah Albaraka. Mr. Ghurab is also a member of the Board of Directors of Dallah Albaraka Group. Mr. Ghurab received a Bachelor of Science degree in Geology from Saint Louis University and a Master of Arts degree in Geography from Saint Louis University.

    ADNAN OMAR. Mr. Omar is a director of the Company. Mr. Omar is the Technical Director of Al-Jazirah Holding Company which is fully owned by Dallah Albaraka Group. Mr. Omar also serves on the Board of Directors of Basafojagu Co., South East Asia Holding Co., Dallah Transport Co., Dallah Pilgrimage Transport Co., and Dallah Lebanon Co. for Tourism and Transport. Prior to joining Dallah Albaraka Group, Mr. Omar spent over 12 years in construction management and planning of large infrastructure projects. Mr. Omar received a Bachelor of Science degree in Civil Engineering from Southampton University in the United Kingdom.

    CRAIG RACINE. Mr. Racine is a director of the Company and heads The Asian Infrastructure Fund's telecom sector. During 1996-97 he was seconded to the Peregrine Research Institute where he was a Regional Director, leading the Asian telecom research initiatives and gaining valuable direct investments and investment banking experience. Prior to The Asian Infrastructure Fund, Mr. Racine was a core member of Telstra's international operations closing and managing projects in Southeast Asia and the Indian sub-continent. He holds Bachelor of Commerce and Bachelor of Laws degrees and a Post Graduate Diploma in Finance from the University of Melbourne.

    DR. VALLOBH VIMOLVANICH. Mr. Vimolvanich is a director of the Company and the shareholder representative for Telecom Asia. Mr. Vimolvanich serves on the Board of Directors of Telecom Asia, Comlink Co., Ltd., UTV Cable Network Public Co., Ltd., and Siam City Bank Limited. Mr. Vimolvanich holds a Master of Science and a Ph.D. degree in Electrical Engineering from the University of California and a Bachelor of Engineering degree in Electrical Engineering from Chulalongkorn University.

    FUMIO UEHARA. Mr. Uehara is a director of the Company and is the Shareholder representative for Marubeni Telecom Development Ltd. Mr. Uehara is President of Marubeni Telecom Development Ltd. and also General Manager of Telecom & Information Network Dept. of Marubeni Corporation. Mr. Uehara has spent over 25 years in planning and management of telecommunications infrastructure projects. He received a Bachelor of Commercial Science degree from Hitotsubashi University in Japan.

    JUDITH COLLIS. Ms. Collis is a director of the Company. She has been a partner in the Bermuda based law firm of Appleby Spurling & Kempe since 1991. Ms. Collis advises on public and private offerings, mergers and acquisitions, structuring and offerings of open and closed ended funds and partnerships and joint ventures for telecommunications, energy and infrastructure projects. In addition to having written a number of articles, Ms. Collis contributes to various committees of the International Bar Association. Ms. Collis is a member of Middle Temple Bar in England as well as the Bermuda Bar Association and she holds a law degree from King's College, London University.

    PETER BUBENZER. Mr. Bubenzer is a director of the Company. Mr. Bubenzer has spent over 17 years with the Bermuda law firm of Appleby, Spurling & Kempe, as a partner for the last 11. Mr. Bubenzer has been the head of that firm's Company Department since 1993. Mr. Bubenzer holds a law degree from Exeter University in England.

    EDWARD MCCORMACK. Mr. McCormack has served as the Chief Financial Officer of the Company since February 1996. Prior thereto, Mr. McCormack spent 17 years with Bechtel, an engineering and construction company. In his final position, he was based in London as Chief Financial Officer of Bechtel Europe, Africa, Middle East and Southwest Asia. Prior to that time he had assignments at their San Francisco headquarters and in Saudi Arabia. Mr. McCormack holds a Bachelor of Commerce degree from University College in Galway, Ireland.

    STUART RUBIN. Mr. Rubin has served as the General Counsel of the Company since January 1996. Prior to joining the Company, Mr. Rubin spent over 20 years with the law firm of Coudert Brothers, as a partner for the last 12, and two years with the U.S. Peace Corps in Malaysia. As an international lawyer, Mr. Rubin worked extensively in Southeast Asia, the U.S., and England, specializing in cross border financial transactions, joint ventures and other commercial transactions. Mr. Rubin holds a J.D. degree from Columbia University School of Law and a Bachelor of Arts degree in Political Science from Union College.

    LARRY BAUTISTA. Mr. Bautista has served as the Treasurer of the Company since December 1995. Prior to joining the Company, Mr. Bautista spent over six years in various finance and treasury positions at NYNEX. He was a member of the team that structured and put in place the existing project debt financing for the Company. Mr. Bautista has an M.B.A. degree with honors from Fordham University and a

Bachelor of Science degree in Management Engineering from Ateneo de Manila University in the Philippines. He is a seconded employee from Bell Atlantic.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

    For the year ended December 31, 1998, the aggregate compensation of all members of the Board of Directors and Executive Officers of the Company was approximately $4.1 million.

    The Company has adopted the 1998 Long-Term Incentive Plan (the "Plan") which is administered by a committee of the Board of Directors of the Company. Officers, employees and consultants of the Company are eligible to participate in the Plan with specific grants and the terms thereof (including exercise price) being approved by the Board of Directors of the Company, subject to certain limitations contained in the Plan. The total number of Class B common shares that may be delivered under the Plan is 25,237,831.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

    There are no options or other rights to purchase the Company's registered securities, the Senior Notes. For information regarding options to purchase common shares of the Company, see Note 6 of the Company's financial statements at page F-15 of this Form 20-F.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

    The Company and certain of its Shareholders or affiliates thereof have entered into agreements for the development, construction, operation, financing and marketing of the FLAG System. The following paragraphs are a summary of the material provisions of certain of these agreements and are qualified in their entirety by reference to the actual agreements, copies of which are available from the Company.

PROGRAM MANAGEMENT SERVICES AGREEMENT

    Under the terms of the Program Management Services Agreement, BANSC, a Shareholder of the Company, managed all aspects of the planning and construction of the FLAG System including regulatory aspects, physical layout, development of specifications, evaluation of contract bids, negotiation of the C&MA and supplemental arrangements, development of restoration plans, development of an O&M plan, development of a quality assurance plan and management of the actual construction and installation of the FLAG System. The Company, in consideration of such services, agreed to reimburse BANSC for all costs and out-of-pocket expenses incurred in connection with performing such services plus a fee equal to 16% of payroll costs and certain outside contractor and consultant costs. In May 1998, the Company entered into an agreement providing for the termination of the program management services provided by BANSC. In June 1998, FLAG made a final payment to BANSC to settle all outstanding liabilities under the Program Management Services Agreement. The total amount incurred by the Company under this agreement in 1998 was $2.8 million.

MARKETING SERVICES AGREEMENT

    The Company and BANS, a wholly-owned subsidiary of BANSC, a Shareholder of the Company, entered into a Marketing Services Agreement pursuant to which BANS was responsible for marketing the assignable capacity of the FLAG System. BANS was appointed the exclusive sales agent for the Company throughout the world. BANS bore all marketing expenses and costs it incurred in providing marketing services under the agreement. For the period from January 1, 1998 to May 21, 1998, BANS invoiced the Company for commissions at the rate of 3% of the commitments obtained. Effective May 21, 1998, under a transition agreement, the Company and BANS agreed to terminate the Marketing Services Agreement. Under the transition agreement, the Company agreed to pay certain of BANS' closing down expenses and certain commissions in connection with their pre-termination and post-termination activities. The Company has paid BANS for all commissions due under the Marketing Services Agreement and will pay up to $3 million of commissions resulting from certain sales. Also under the transition agreement the Company has agreed to pay BANS or its affiliate a 50% commission where BANS or its affiliate secures the sale of four whole DS-3s (which equates to 84 whole
MIUs) on the FLAG System. The total amount incurred by the Company under these agreements in 1998 was $2.2 million.

CONTINGENT SPONSOR SUPPORT AGREEMENTS

    As a condition to obtaining the Old Credit Facility, each of Bell Atlantic, Dallah Albaraka, Telecom Asia Corporation Public Co. Ltd. and Marubeni (the "Sponsors"), all of which are Shareholders of the Company, entered into Contingent Sponsor Support Agreements under which the Sponsors agreed to provide up to $500 million of additional equity contributions in the event of certain defaults by the Company. A portion of the proceeds of the Refinancing was used to repay amounts outstanding under the Old Credit Facility. The Sponsors benefitted indirectly from such repayment in the form of a release from their contingent obligations under the Contingent Sponsor Support Agreements.

REDEMPTION OF THE PREFERRED SHARES

    As part of the Refinancing, the Company redeemed all of the outstanding shares of Preferred Shares at 105% of the liquidation preference upon the consummation of an offering pursuant to which the Company issued an aggregate of $430 million in principal amount of its 8 1/4% Senior Notes due 2008. Each of the former holders of Preferred Shares is also a Class B shareholder of the Company.

CAPACITY CREDITS

    The Company granted approximately $60 million of capacity credits and $9.3 million of cash to an affiliate of a Shareholder of the Company in connection with the construction of the FLAG System. The capacity credits were utilized during the year ended December 31, 1998.

EMPLOYEE SERVICES AGREEMENT

    In May 1998, the Company has entered into an Employee Services Agreement with Bell Atlantic Global Services Corporation ("BAGSC") pursuant to which BAGSC seconds certain employees to the Company. The total amount incurred by the Company under this agreement in 1998 was $0.4 million.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

    Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

    Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
  SECURITIES.

    Not applicable.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

    The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.

    Reference is made to pages F-1 through F-22 and Item 19.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

    (a) The following financial statements are filed as part of this Form 20-F:

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Public Accountants (Arthur Anderson & Co.)...........................................         F-2
Consolidated Balance Sheets as of December 31, 1998 and 1997 (audited).....................................         F-3
Consolidated Statements of Operations for the years ended December 31, 1998, 1997 and 1996 (audited).......         F-4
Consolidated Statement of Comprehensive Income for the years ended December 31, 1998, 1997 and 1996
  (audited)................................................................................................         F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1997 and 1996
  (audited)................................................................................................         F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996 (audited).......         F-7
Notes to Consolidated Financial Statements.................................................................         F-8

    (b) The following documents are filed as Exhibits to this Form 20-F:

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Bye-laws of FLAG Limited, as amended through 17 February, 1999.
       1.2   Computation of Ratio of Earnings to Fixed Charges.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
FLAG Limited:

We have audited the accompanying consolidated balance sheets of FLAG Limited (a Bermuda company) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FLAG Limited and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen & Co.
Hamilton, Bermuda
March 31, 1999

                                  FLAG LIMITED

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1998 AND 1997

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                                              1998       1997
                                                                                            ---------  ---------
ASSETS:
  Current assets:
    Cash..................................................................................  $   3,024  $   2,490
    Accounts receivable, net of allowance for doubtful accounts of $8,630
     (1997--$9,054).......................................................................     70,211     91,102
    Due from affiliates and other receivables.............................................        206        690
    Prepaid expenses and other assets.....................................................      2,673      2,395
                                                                                            ---------  ---------
                                                                                               76,114     96,677

  Accounts receivable.....................................................................     20,854     42,023
  Funds held by collateral trustee........................................................    255,366    425,905
  Construction in progress................................................................     11,494        389
  Capacity available for sale.............................................................  1,095,099  1,208,948
  Capitalized financing costs, net of accumulated amortization of $1,498
    (1997--$52,669).......................................................................     12,352     61,848
  Fixed assets, net.......................................................................      4,487      1,147
                                                                                            ---------  ---------
                                                                                            $1,475,766 $1,836,937
                                                                                            ---------  ---------
                                                                                            ---------  ---------

LIABILITIES:
  Current liabilities:
    Accrued construction costs............................................................  $ 146,165  $ 317,058
    Accrued liabilities...................................................................     33,214     21,394
    Accounts payable......................................................................      6,018      5,262
    Income taxes payable..................................................................      6,453      4,391
    Due to affiliate......................................................................      1,843      5,892
    Deferred revenue......................................................................     39,121     16,558
                                                                                            ---------  ---------
                                                                                              232,814    370,555

  8 1/4% Senior Notes, due 2008, net of unamortized discount of $5,321....................    424,679         --
  Long-term debt..........................................................................    271,500    615,087
  Deferred revenue and other..............................................................     84,415    176,221
  Deferred taxes..........................................................................      3,562      4,600
                                                                                            ---------  ---------
                                                                                            1,016,970  1,166,463

COMMITMENTS AND CONTINGENCIES
PREFERRED SHARES:
  Series A, $100 liquidation value, net of unamortized discount of $nil (1997--$1,905)....         --    129,445

SHAREHOLDERS' EQUITY:
  Class A common shares, $.0001 par value.................................................         13         13
  Class B common shares, $.0001 par value.................................................         57         57
  Additional paid-in capital..............................................................    504,381    514,389
  Foreign currency translation adjustment.................................................       (704)        --
  Retained earnings (deficit).............................................................    (44,951)    26,570
                                                                                            ---------  ---------
                                                                                              458,796    541,029
                                                                                            ---------  ---------
                                                                                            $1,475,766 $1,836,937
                                                                                            ---------  ---------
                                                                                            ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                                                        1996
                                                                          1998           1997       (AS RESTATED)
                                                                      -------------  -------------  -------------
REVENUES:

  Capacity sales, net of discounts..................................  $     182,935  $     335,982             --

  Standby maintenance and restoration revenue.......................         25,313          4,011             --
                                                                      -------------  -------------  -------------

                                                                            208,248        339,993             --

SALES AND OTHER OPERATING EXPENSES:

  Cost of capacity sold.............................................        101,288        196,190             --

  Operations and maintenance........................................         37,931          4,600             --

  Sales and marketing...............................................         10,680          6,598            316

  General and administrative........................................         22,518         30,615         12,466
                                                                      -------------  -------------  -------------

                                                                            172,417        238,003         12,782

OPERATING INCOME (LOSS).............................................         35,831        101,990        (12,782)

INTEREST EXPENSE....................................................         61,128         20,193             --

INTEREST INCOME.....................................................         14,875          6,637          2,408
                                                                      -------------  -------------  -------------

INCOME (LOSS) BEFORE INCOME TAXES...................................        (10,422)        88,434        (10,374)

PROVISION FOR INCOME TAXES..........................................          1,260          8,991             --
                                                                      -------------  -------------  -------------

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.............................        (11,682)        79,443        (10,374)

EXTRAORDINARY ITEM..................................................         59,839             --             --
                                                                      -------------  -------------  -------------

NET INCOME (LOSS)...................................................        (71,521)        79,443        (10,374)

CUMULATIVE PAY-IN-KIND PREFERRED DIVIDENDS..........................          1,508         16,324         14,410

REDEMPTION PREMIUM AND WRITE OFF OF DISCOUNT ON PREFERRED SHARES....          8,500             --             --
                                                                      -------------  -------------  -------------

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS.................  $     (81,529) $      63,119  $     (24,784)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

Basic and diluted income (loss) per common share--Class A...........  $       (0.07) $        0.05  $       (0.02)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

Basic and diluted income (loss) per common share--Class B...........  $       (0.13) $        0.14  $       (0.13)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

Weighted average common shares outstanding--Class A.................    132,000,000    132,000,000    132,000,000

Weighted average common shares outstanding--Class B.................    565,858,741    396,890,512    164,445,547

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                                                          1996
                                                                                                          (AS
                                                                                  1998       1997      RESTATED)
                                                                               ----------  ---------  ------------
NET INCOME (LOSS)............................................................  $  (81,529) $  63,119   $  (24,784)
Foreign currency translation adjustment......................................        (704)        --           --
                                                                               ----------  ---------  ------------
COMPREHENSIVE INCOME (LOSS)..................................................  $  (82,233) $  63,119   $  (24,784)
                                                                               ----------  ---------  ------------
                                                                               ----------  ---------  ------------

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT NUMBERS OF SHARES)

                                    CLASS A                  CLASS B                          FOREIGN       RETAINED
                                 COMMON SHARES            COMMON SHARES       ADDITIONAL     CURRENCY       EARNINGS
                            -----------------------  -----------------------    PAID-IN     TRANSLATION   (ACCUMULATED
                              SHARES      AMOUNT       SHARES      AMOUNT       CAPITAL     ADJUSTMENT      DEFICIT)
                            ----------  -----------  ----------  -----------  -----------  -------------  -------------
Balance, December 31,
  1995....................  132,000,000  $      13   92,366,742   $       9    $  99,098     $      --      $ (42,499)
Preferred share dividends
  and accretion...........          --          --           --          --      (14,410)           --         14,410
Issuance of Class B shares
  for cash................          --          --   119,000,000         12      110,448            --             --
Issuance of Class B shares
  to preferred
  shareholders............          --          --    4,099,204           1           (1)           --             --
1996 net loss applicable
  to common
  shareholders............          --          --           --          --           --            --        (24,784)
                            ----------         ---   ----------         ---   -----------        -----    -------------
Balance, December 31,
  1996....................  132,000,000         13   215,465,946         22      195,135            --        (52,873)
Preferred share dividends
  and accretion...........          --          --           --          --      (16,324)           --         16,324
Issuance of Class B shares
  for cash................          --          --   335,612,492         34      335,579            --             --
Issuance of Class B shares
  to preferred
  shareholders............          --          --   14,780,303           1           (1)           --             --
1997 net income applicable
  to common shareholders..          --          --           --          --           --            --         63,119
                            ----------         ---   ----------         ---   -----------        -----    -------------
Balance, December 31,
  1997....................  132,000,000         13   565,858,741         57      514,389            --         26,570
Preferred share dividends
  and accretion...........          --          --           --          --       (1,508)           --          1,508
Premium on redemption of
  preferred shares........          --          --           --          --       (6,641)           --          6,641
Write-off of unamortized
  discount on issuance of
  preferred shares........          --          --           --          --       (1,859)           --          1,859
Foreign currency
  translation
  adjustment..............          --          --           --          --           --          (704)            --
1998 net loss applicable
  to common
  shareholders............          --          --           --          --           --            --        (81,529)
                            ----------         ---   ----------         ---   -----------        -----    -------------
Balance, December 31,
  1998....................  132,000,000  $      13   565,858,741  $      57    $ 504,381     $    (704)     $ (44,951)
                            ----------         ---   ----------         ---   -----------        -----    -------------
                            ----------         ---   ----------         ---   -----------        -----    -------------


                                TOTAL
                            SHAREHOLDERS'
                               EQUITY
                            -------------
Balance, December 31,
  1995....................    $  56,621
Preferred share dividends
  and accretion...........           --
Issuance of Class B shares
  for cash................      110,460
Issuance of Class B shares
  to preferred
  shareholders............           --
1996 net loss applicable
  to common
  shareholders............      (24,784)
                            -------------
Balance, December 31,
  1996....................      142,297
Preferred share dividends
  and accretion...........           --
Issuance of Class B shares
  for cash................      335,613
Issuance of Class B shares
  to preferred
  shareholders............           --
1997 net income applicable
  to common shareholders..       63,119
                            -------------
Balance, December 31,
  1997....................      541,029
Preferred share dividends
  and accretion...........           --
Premium on redemption of
  preferred shares........           --
Write-off of unamortized
  discount on issuance of
  preferred shares........           --
Foreign currency
  translation
  adjustment..............         (704)
1998 net loss applicable
  to common
  shareholders............      (81,529)
                            -------------
Balance, December 31,
  1998....................    $ 458,796
                            -------------
                            -------------

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                                  1998       1997
                                                                                ---------  ---------      1996
                                                                                                      ------------
                                                                                                          (AS
                                                                                                       RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income applicable to common shareholders.........................  $ (81,529) $  63,119   $  (24,784)
                                                                                ---------  ---------  ------------
  Adjustments to reconcile net (loss) income to net cash
    provided by (used in) operating activities:
      Pay-in-kind preferred dividends.........................................      1,508     16,324       14,410
      Amortization of financing costs.........................................      3,427      6,082           --
      Provision for doubtful accounts.........................................       (424)     9,054           --
      Depreciation............................................................        844        276          121
      Deferred taxes..........................................................     (1,038)     4,600           --
      Preferred share redemption premium......................................      8,500         --           --
      Loss on debt refinancing................................................     59,839         --           --
      Senior debt discount....................................................        591         --           --
      Add (deduct) net changes in operating assets and liabilities:
        Accounts receivable...................................................     42,500   (142,179)          --
        Due from affiliates and other receivables.............................        484       (371)        (294)
        Prepaid expenses and other assets.....................................       (272)       735         (337)
        Capacity available for sale...........................................    113,849    196,190           --
        Accounts payable and accrued liabilities..............................     12,250     26,335         (236)
        Income taxes payable..................................................      2,062      4,391           --
        Due to affiliate......................................................     (4,049)    (4,179)        (983)
        Deferred revenue......................................................    (69,711)   104,779           --
                                                                                ---------  ---------  ------------
          Net cash provided by (used in) operating activities.................     88,831    285,156      (12,103)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Organization and financing costs incurred...................................    (13,769)   (11,769)     (29,335)
  Proceeds from long-term debt................................................    320,000    414,914      262,543
  Proceeds from 8 1/4% Senior Notes...........................................    424,088         --           --
  Repayment of long-term debt.................................................   (663,587)  (112,370)          --
  Capital contributions--common shares........................................         --    335,613      110,460
  Redemption of preferred shares..............................................   (139,453)        --           --
  Gulf settlement payment.....................................................         --     (3,000)          --
  Decrease (increase) in funds held by collateral trustee.....................    170,539   (377,711)      (1,657)
                                                                                ---------  ---------  ------------
          Net cash provided by financing activities...........................  $  97,818  $ 245,677   $  342,011

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for construction in progress......................................   (181,998)  (527,808)    (329,372)
  Purchase of fixed assets, net...............................................     (4,146)      (845)        (514)
                                                                                ---------  ---------  ------------
          Net cash used in investing activities...............................   (186,144)  (528,653)    (329,886)

NET INCREASE IN CASH..........................................................        505      2,180           22
  Effect of foreign currency movements........................................         29         --           --

CASH, beginning of year.......................................................      2,490        310          288
                                                                                ---------  ---------  ------------
CASH, end of year.............................................................  $   3,024  $   2,490   $      310
                                                                                ---------  ---------  ------------
                                                                                ---------  ---------  ------------

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
  Costs incurred for construction in progress.................................  $  11,105  $ 757,722   $  480,524
  Increase in deferred revenue for capacity credits...........................         --    (88,000)          --
  Decrease (increase) in accrued liabilities..................................    170,893   (123,964)    (126,562)
  Amortization of capitalized financing costs.................................         --    (17,950)     (24,590)
                                                                                ---------  ---------  ------------
  Cash paid for construction in progress......................................  $ 181,998  $ 527,808   $  329,372
                                                                                ---------  ---------  ------------
                                                                                ---------  ---------  ------------

SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid...............................................................  $  39,171  $  58,286   $   14,018
                                                                                ---------  ---------  ------------
                                                                                ---------  ---------  ------------

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

1.  BACKGROUND

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of the world's longest digital fiberoptic undersea cable system (the "FLAG System"). The FLAG System links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China (the "FLAG Route"), along a route which adjoins countries with approximately 70% of the world's population. The FLAG System was constructed to address the growing demand for high performance, secure and cost-effective digital communications for voice, data and video along the FLAG Route. The Company provides capacity on the FLAG System at market-based prices to licensed international carriers. The FLAG System, which was placed in commercial service on November 22, 1997, cost approximately $1.55 billion to construct, and consists of over 17,000 miles of fiberoptic cable. The Company has over $500 million of invested equity contributed by Shareholders.

    On February 2, 1998, FLAG Telecom Limited, a United Kingdom company, was incorporated as a wholly-owned subsidiary of the Company to provide management services.

    On May 22, 1998, and May 27, 1998, FLAG Telecom Asia Limited, a Hong Kong company, and FLAG Telecom USA Ltd., a Delaware company, were incorporated, respectively. Both companies are wholly-owned subsidiaries of FLAG Limited, and provide local support services.

2.  SIGNIFICANT ACCOUNTING POLICIES

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. Dollars ("Dollars"). The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are summarized as follows:

    a) Basis of Consolidation

    The financial statements consolidate the financial statements of the Company and its subsidiary companies after eliminating intercompany transactions and balances.

    b) Sales and Cost of Sales Recognition

    Revenues are recognized upon the date the risks and rewards of ownership are transferred to the purchaser, which is the date the capacity is made available for activation and the customer becomes responsible for standby maintenance and repairs.

    Because substantially all receivables under agreements qualifying as sales-type leases are receivable within 75 days of the date the risks and rewards of ownership are transferred to the customer, the accounts receivable balance in the accompanying balance sheets, representing the gross future minimum lease payments due, approximates the present value of future minimum lease payments. Amounts billed to customers for maintenance and repair services are invoiced separately from capacity lease payments. There are no guaranteed or unguaranteed residual values accruing to the benefit of the Company. The Company has no minimum lease payments due in 1999 and no minimum lease payments for all subsequent years.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    As of December 31, 1998, in exchange for construction costs incurred, the Company had granted credits to suppliers toward future capacity. In addition, certain customers have committed to purchase capacity at a future date under signed capacity credit agreements. Such amounts received or receivable under these agreements and the capacity credits granted to suppliers are recorded as deferred revenue until the date the credits are utilized, at which time the deferred revenue is recognized as earned. Amounts receivable under these capacity agreements are reflected within accounts receivable in the accompanying balance sheets. Deferred revenue also includes amounts invoiced for standby maintenance which are applicable to future periods.

    For certain customers, the Company has granted price protection credits entitling them to additional capacity if the Company lowers its prices prior to December 31, 1999. In the period that it becomes probable that the Company will lower its list prices, the Company records a provision for expected cost of sales for the additional units of capacity granted.

    The cost of the FLAG System relating to capacity sold is recognized as cost of sales upon recognition of revenues. The amount charged to cost of sales is based on the ratio of capacity sales recognized as revenues in the period to total expected revenues over the entire life of the FLAG System multiplied by the total construction costs. This calculation of cost of sales matches costs with the relative sales value of each sale to total expected revenues.

    Management's estimate of total expected revenues over the life of the FLAG System may change due to a number of factors affecting estimated future revenues including changes in management's estimate of the units of capacity to be sold and changes in the expected sales value per unit of capacity to be sold. Additionally, the cost per unit will decrease in the event the Company elects to upgrade the capacity of the FLAG System in the future to increase the units of capacity available for sale. Changes in management's estimate of total expected revenues over the life of the FLAG System will result in adjustments to the calculations of cost of sales. These adjustments will be recorded on a prospective basis over future periods commencing with the period management revises its estimate. As the revenue from operating lease transactions is incidental, such transactions are recorded as a reduction of capacity available for resale and no depreciation is recorded.

    Standby maintenance charges are invoiced separately from capacity sales. Revenue relating to standby maintenance is recognized over the period in which the service is provided.

    c) Commissions

    Commissions for purchase commitments are recognized as an expense upon recognition of the related revenues.

    d) Capacity Available for Sale and Construction in Progress

    Capacity available for sale is recorded at the lower of cost or fair value less cost to sell and is charged to cost of sales as capacity is sold. Construction in progress is transferred to capacity available for sale at the date it is completed and placed into commercial operation. Construction in progress includes direct and indirect expenditures which are stated at cost and includes the accumulated work in progress for construction of the FLAG System. Capitalized costs include costs incurred under the construction contract, engineering and consulting fees, legal fees related to obtaining landing right licenses, costs related to program management, costs for the route surveys and other costs necessary for developing the FLAG System.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    e) Capitalized Financing Costs

    Costs incurred by the Company to obtain financing for the FLAG System have been capitalized and are being amortized over the term of the related borrowings. Capitalized costs relating to exising financing are written off when a refinancing occurs.

    f) Fixed Assets

    Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment...................  33 1/3% per annum
Fixtures and fittings................  20% per annum
Leasehold improvement................  remaining lease term
Motor vehicles.......................  20% per annum

    Fixed assets consist of the following:

                                                              LEASEHOLD       OFFICE      COMPUTER       MOTOR
                                                            IMPROVEMENTS     EQUIPMENT    EQUIPMENT    VEHICLES      TOTAL
                                                           ---------------  -----------  -----------  -----------  ---------
Cost
At beginning of year.....................................           167            500          802           78       1,547
Additions................................................         2,299          1,214          943          267       4,723
Disposals................................................          (140)          (483)        (163)         (78)       (864)
                                                                  -----          -----        -----          ---   ---------
At end of year...........................................         2,326          1,231        1,582          267       5,406

Depreciation
At beginning of year.....................................            39            124          207           30         400
Charge for the year......................................           331            183          315           15         844
Disposals................................................           (53)          (137)         (98)         (37)       (325)
                                                                  -----          -----        -----          ---   ---------
At end of year...........................................           317            170          424            8         919

Net book value
At beginning of year.....................................           128            376          595           48       1,147
                                                                  -----          -----        -----          ---   ---------
At end of year...........................................         2,009          1,061        1,158          259       4,487
                                                                  -----          -----        -----          ---   ---------
                                                                  -----          -----        -----          ---   ---------

    g) Interest Rate Derivatives

    The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The counterparties to these instruments are major financial institutions with high credit quality. The Company is exposed to credit loss in the event of nonperformance by these counterparties.

    At the end of March 1998, the Company entered into two interest rate swap agreements to manage the Company's exposure to interest rate fluctuations on the $370,000 bank credit facility undertaken on January 30, 1998 (the "New Credit Facility"). Under the swap agreements, the Company pays a fixed rate

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

of 5.60% on a notional amount of $60,000, a fixed rate of 5.79% on a notional amount of $100,000, and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000, respectively, unless extended an additional one year and six months, respectively, at the option of the counterparty.

    The 8 1/4% Senior Notes arising on the Refinancing undertaken on January 30, 1998 (the "Senior Notes") accrue interest at the rate of 8 1/4% per annum paid semi-annually on January 30 and July 30 of each year, commencing on July 30, 1998 (see Note 3. "Long-term Debt"). Interest is expensed as it accrues. The Senior Notes are redeemable at the Company's option, in whole or in part, at any time on or after January 30, 2003, at specified option prices. In the event of any equity offering before January 31, 2001, the Company may use all or a portion of the net proceeds therefrom to redeem up to 33 1/3% of the original principal amount of the Senior Notes at a redemption price of 108.25% plus accrued and unpaid interest. If the Company has excess cash flow, as defined, for a any fiscal year commencing in 2001, the Company is required, subject to certain exceptions and limitations, to make an offer to purchase the Senior Notes at specified prices. Upon a change in control, the noteholders may require the Company to purchase all or any portion of the outstanding notes at a price equal to 101% of the principal amount plus accrued but unpaid interest.

    For interest rate derivatives to qualify for hedge accounting, the debt instrument being hedged must expose the Company to interest rate risk and, at the inception of the derivative instrument and throughout the period the derivative is held, there must be a high correlation of changes in the market value of the derivative and interest expense of the hedged item. Gains and losses on interest rate derivatives and other derivative instruments which do not meet this criteria would be recorded in the statement of operations.

    If an interest rate derivative instrument were to terminate or be replaced by another instrument and no longer qualifies as a hedge instrument, then it would be marked to market and carried on the balance sheet at fair value.

    h) Translation of Foreign Currencies

    Transactions in foreign currencies are translated into Dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at year end are translated into Dollars at the rate of exchange at that date. Foreign exchange gains or losses are reflected in the accompanying statements of operations.

    The statements of operations of overseas subsidiary undertakings are translated into United States Dollars at average exchange rates and the year-end net investments in these companies are translated at year-end exchange rates. Exchange differences arising from retranslation at year-end exchange rates of the opening net investments and results for the year are charged or credited directly to the cumulative translation adjustment in shareholders' equity.

    i) Stock Option Plan

    The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    j) Income Taxes

    Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements using enacted tax rates. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not.

    k) Net Income (Loss) per Common Share

    Basic net income (loss) per Class A common share and basic net income (loss) per Class B common share are based on dividing net income (loss) applicable to Class A and Class B shareholders by the weighted average number of Class A and Class B common shares outstanding, respectively, in each period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares and common share equivalents outstanding during the year.

    l) Reclassifications/Restatements of Prior Year Financial Statements

    U.S. GAAP for entities subject to SEC regulations require that mandatorily redeemable preferred shares be shown between total liabilities and shareholders' equity in the balance sheet and that cumulative pay-in-kind dividends on the Company's Preferred Shares be shown as an increase to the Company's net loss or decrease to the Company's net income on the statement of operations to arrive at net income (loss) applicable to common shareholders. As a company not previously subject to SEC regulations, in its financial statements for the year ended December 31, 1996, as issued in March 1997, the Company accounted for the Preferred Shares as a component of shareholders' equity with cumulative pay-in-kind dividends recorded as a reduction of additional paid-in capital (given the accumulated deficit during the development stage). The Company has restated its financial statements for the year ended December 31, 1996, accordingly.

    Upon issuance of the Company's Preferred Shares, the Company issued 3,075,816 Class B common shares to the preferred shareholders. The Company, in its financial statements for the years ended December 31, 1996 and 1995, as issued in March 1997, had accounted for the Preferred Shares at the full amount of the proceeds received and had recorded the Class B common shares at nil value. The Company has now recorded the Preferred Shares at a discounted value equal to the amount of proceeds received less the fair value of the Class B common shares issued. The fair value of the Class B common shares issued to the preferred shareholders was deemed to be $3,076 based on $1 per Class B common share paid by other Class B shareholders. This discount was being amortized over the term of the Preferred Shares and was expensed in the statement of operations when the Preferred Shares were redeemed. For the year ended December 31, 1996, this restatement had no effect on net loss, increased net loss applicable to common shareholders by $550 and had no effect on basic and diluted loss per common share for Class A and Class B.

    The Company entered into a settlement agreement with Gulf Associates Communications, Limited ("Gulf") in 1994. As a result of this settlement $9,000 was payable by the Company to Gulf of which $1,400 was reflected as a settlement of loans payable, and the remaining $7,600 was reflected as a reduction in additional paid-in capital in the year the payments became due. Under generally accepted accounting principles, the Company should have expensed the $7,600 in 1994 as it was determined that the amount primarily related to Gulf's agreement to discontinue arbitration proceedings and the accompanying

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

financial statements reflect this change. This restatement had no effect on net loss, net loss applicable to common shareholders or basic or diluted net loss per common share in 1996 or 1997. The effect of the restatement in the accompanying balance sheets was to increase additional paid-in capital and decrease retained earnings (increase accumulated deficit) by $7,600 as of December 31, 1997.

    m) Pending Accounting Standards

    AICPA Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," was issued in April 1998 and is effective for fiscal years beginning after December 15, 1998. SOP 98-5 requires that costs of start-up activities and organization costs be expensed as incurred. The Company does not have any deferred organizational or start-up costs. Net income after adoption of SOP 98-5 would be the same as reported for each of the periods presented.

    The Financial Accounting Standards Board has also recently issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is effective for periods beginning after June 15, 1999. Management has not yet assessed the impact of the adoption of SFAS 133 on the Company's financial position or results of operations, although it may be material.

3.  LONG-TERM DEBT

    The Company's long-term debt comprises the following:

                                                                                               1998        1997
                                                                                            ----------  ----------
Tranche A Facility........................................................................  $       --  $  306,380
Tranche B Facility........................................................................          --     308,707
Bank credit facility......................................................................     271,500          --
8 1/4% Senior Notes, due 2008, net of unamortized discount of $5,321......................     424,679          --
                                                                                            ----------  ----------
                                                                                            $  696,179  $  615,087
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    On January 30, 1998, the Company completed the Refinancing which resulted in the repayment of all $615,087 of outstanding borrowings under the Amended and Restated Participation Agreement (the "Agreement") and the redemption of the Preferred Shares. The Refinancing consisted of $370,000 of bank credit facilities under the New Credit Facility and $430,000 of the Senior Notes. The Company has registered the Senior Notes with the SEC. Proceeds received under the Senior Notes were $424,088, net of a $5,912 underwriters' discount. The Senior Notes are not secured by any asset of the Company. Accordingly, they are effectively subordinated to any secured obligation arising from the New Credit Facility.

    The bank credit facilities include a seven-year $320,000 term loan facility and a $50,000 revolving credit facility. On January 30, 1998, the Company borrowed $320,000 under the term loan facility. Total borrowings at December 31, 1998 are $271,500. Under the term loan and revolving credit facilities, borrowings bear interest at LIBOR plus 190 to 212.5 basis points and are secured by a pledge of substantially all of the Company's assets and revenues, other than the Company's physical assets.

                                  FLAG LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    The New Credit Facility and the indenture under which the Senior Notes were issued impose certain operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, repay indebtedness (including the Senior Notes) prior to stated maturities, sell assets, make investments, engage in transactions with Shareholders and affiliates, issue capital stock, create liens or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities.

    In the first quarter of 1998, the Company recognized a loss on refinancing of approximately $59,839 which has been reflected as an extraordinary item in the accompanying statement of operations. The loss on refinancing primarily represents the write-off of the remaining unamortized deferred financing costs on the outstanding borrowings under the Agreement.

4.  PREFERRED SHARES

    On January 30, 1998, the Company completed a refinancing which resulted in the redemption of all the Preferred Shares. In addition, the Company paid a premium of $6,641 to redeem the Preferred Shares, which, together with the write-off of the remaining $1,859 of discount related to the Preferred Shares, was charged to additional paid-in capital during 1998. The shares had a par value of $.0001 per share and a liquidation value of $100 per share. The following number of shares were issued and outstanding:

                                                                                  1998          1997
                                                                              ------------  ------------
Shares outstanding..........................................................            --     1,306,429
Share capital...............................................................  $         --  $    129,445

    The holders of such shares were entitled to receive cumulative pay-in-kind dividends, at an annual rate of 13% of the $100 liquidation value per share from the issue date through and including the redemption date. The Preferred Shares ranked senior to all common shares with respect to dividend rights, rights of redemption or rights on liquidation.

    By ownership of their Preferred Shares, the preferred shareholders had the right to vote 5.22% of the total voting interests of the Company, and to elect one director and the right to receive additional Class B common shares such that in total they maintained their 3.88% ownership of Class B common shares.

    The preferred shareholders were issued 3,075,816 Class B common shares when they purchased the Preferred Shares. The Class B common shares had a fair value of $1 and therefore $3,076 was assigned to the Class B common shares issued and recorded as a discount on the Preferred Shares issued. The discount was being amortized over the term of the Preferred Shares and the amortization is included in cumulative pay-in-kind preferred dividends in the accompanying statements of operations.

    During the years ended December 31, 1998, 1997 and 1996 the Board of Directors declared Preferred Share pay-in-kind dividends resulting in the issue of 21,701, 156,885 and 136,988, additional shares, respectively, of Preferred Shares. In addition, as of December 31, 1997, the Company accrued approximately $708 for additional pay-in-kind dividends for the period from December 16, 1997 to December 31, 1997.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

5.  SHAREHOLDERS' EQUITY

a) Class A Common Shares

    The authorized Class A common share capital of the Company consists of 132,000,000 shares with a par value of $.0001 per share. As of December 31, 1998 and 1997 132,000,000 Class A common shares were issued and outstanding.

    By ownership of their Class A common shares, the Class A shareholders are entitled to one vote per share at any meeting of Class A shareholders and, at any general meeting or special meeting of all shareholders, to a vote representing 11% of the total voting interests of the Company, multiplied by the percentage of Class A common shares held. Class A shareholders are entitled to receive 11% of any dividends or distributions declared, paid pro rata in proportion to the number of Class A common shares held, prior to the payment of any dividends or distributions to the Class B shareholders.

b)  Class B Common Shares

    The authorized Class B common shares capital of the Company consists of 1,000,000,000 shares with a par value of $.0001 per share. The following number of shares were issued and outstanding.

                                                                    1998            1997
                                                               --------------  --------------
Shares outstanding...........................................     565,858,741     565,858,741
Share capital................................................  $           57  $           57

    By ownership of their Class B common shares, the Class B shareholders are entitled to one vote per share at each meeting of Class B shareholders and, at any general meeting or special meeting of all shareholders, to a vote representing 89% of the total voting interests of the Company, multiplied by the percentage of Class B common shares held. Class B shareholders are entitled to receive dividends or distributions declared or paid, pro rata in proportion to the total number of Class B common shares held, after taking into account the rights of Class A shareholders to such dividends and distributions.

    During the year ended December 31, 1997, the Company issued, in exchange for cash consideration, 335,612,492 of the Class B common shares. The proceeds of the 1997 issue were used in funding the construction of the FLAG System. There were no issues of Class B common shares during 1998. All Class B common shares were funded at $1 per share.

6.  STOCK OPTIONS

    In March, 1998, the Company adopted a Long-Term Incentive Plan under which the Company may grant up to 25,237,831 shares of common stock to eligible members of staff. During the year ended December 31, 1998, options to purchase 14,146,239 Class B common shares were granted under the plan. Generally, the options vest and are exercisable on the third and fourth anniversaries of their grant, subject to meeting certain qualifying criteria. All options vest no later than eight years and expire ten years after the date of grant. The options can vest, and are exercisable, earlier on the commencement of an initial public offering of equity in the Company. All of the options were granted at an exercise price of $1.07 per share, which is management's estimate of the fair value of the Class B common shares on the date of the grant. Since the Company accounts for employee options in accordance with APB No. 25, the Company has not recognized compensation expense with respect to the options granted since the exercise price did not exceed the estimated fair value of the shares on the date of the grant (the measurement date).

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    Had the compensation for the Company's Long Term Incentive Plan (see above in this Note 6) been determined in accordance with SFAS 123, the Company's net loss and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                          1998
                                                                                  ---------------------
                                                                                   CLASS A    CLASS B      TOTAL
                                                                                  ---------  ----------  ----------
Net loss attributable to common shareholders
  --as reported.................................................................  $  (8,968) $  (72,561) $  (81,529)
  --pro forma...................................................................     (9,068)    (73,369)    (82,437)
Earnings per share
  --as reported.................................................................      (0.07)      (0.13)
  --pro forma...................................................................      (0.07)      (0.13)

    The effects of applying SFAS 123 for disclosing compensation cost may not be representative of the effects on reported net income for future years.

    The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model using the following weighted average assumptions.

                                                                                                          1998
                                                                                                       -----------
Dividend yield.......................................................................................         0.0%
Expected volatility..................................................................................         0.59
Risk-free interest rate..............................................................................         6.0%
Expected lives of the options........................................................................    5.0 years

    The weighted average remaining contract life of all options is 9.31 years.

7.  BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE

                                                   1998                      1997                      1996
                                         ------------------------  ------------------------  ------------------------
                                           CLASS A      CLASS B      CLASS A      CLASS B      CLASS A      CLASS B
                                         -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss) before extraordinary
  item.................................  $   (21,847) $   (21,847) $    63,119  $    63,119  $   (24,784) $   (24,784)
Extraordinary item.....................  $   (59,839) $   (59,839)          --           --           --           --
Net income (loss)......................  $   (81,529) $   (81,529) $    63,119  $    63,119  $   (24,784) $   (24,784)

Percentage entitlement.................          11%          89%          11%          89%          11%          89%
Net income (loss) per class before
  extraordinary item...................  $    (2,403) $   (19,444) $     6,943  $    56,176  $    (2,726) $   (22,058)
Extraordinary item.....................  $    (6,582) $   (53,257)          --           --           --           --
Net income (loss) per class............  $    (8,968) $   (72,561) $     6,943  $    56,176  $    (2,726) $   (22,058)
Number of shares.......................  132,000,000  565,858,741  132,000,000  396,890,512  132,000,000  164,445,547

Income (loss) per share before
  extraordinary item...................  $     (0.02) $     (0.03) $      0.05  $      0.14  $     (0.02) $     (0.13)
Extraordinary item per share...........  $     (0.05) $     (0.10)          --           --           --           --
Income (loss) per share................  $     (0.07) $     (0.13) $      0.05  $      0.14  $     (0.02) $     (0.13)

    The stock options granted during the year ended December 31, 1998, discussed in Note 6 did not have a dilutive effect on 1998 loss per common share.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

8.  FINANCIAL INSTRUMENTS

    The following table presents the carrying amounts and fair values of the Company's financial instruments as of December 31, 1998 and 1997:

                                                                 1998                                 1997
                                                   NOTIONAL    CARRYING      FAIR       NOTIONAL    CARRYING      FAIR
                                                    AMOUNT      AMOUNT       VALUE       AMOUNT      AMOUNT      VALUE
                                                  ----------  ----------  -----------  ----------  ----------  ----------
Funds held by Collateral Trustee................          --  $  255,366  $   255,366          --  $  425,905  $  425,909
8 1/4% Senior Notes.............................  $  430,000  $  424,679  $   419,250          --          --          --
Long-term debt..................................          --  $  271,500  $   271,500          --  $  615,087  $  615,087
Interest rate swaps.............................  $  160,000          --  $     2,621          --          --          --
Interest rate collar agreement..................          --          --           --  $  300,000          --  $   (1,613)
Treasury rate lock agreement....................          --          --           --  $  100,000          --  $   (1,260)

    The notional amounts of interest rate derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals only with highly rated counterparties.

Funds held by Collateral Trustee  The carrying amount is a reasonable estimate of fair value
  -.............................  as the balance includes amounts held in banks and time deposits with a short-term maturity.
8 1/4% Senior Notes.............  The carrying amount of the 8 1/4% Senior Notes is the net proceeds of the Senior Notes issue. The fair value is
                                  based on the market price of the Senior Notes at December
                                  31, 1998.
Long-term debt..................  The carrying amount of the long term debt is the proceeds drawn on the New Credit Facility. The debt is subject to
                                  variable interest rates, and therefore, in management's
                                  opinion, the carrying amount approximates the fair value
                                  of the long term debt.
Interest rate swaps.............  The interest rate swaps agreements are "zero cost" meaning that the cost of acquiring the agreement is embedded in
                                  the interest rate spread. As such, the agreement does not
                                  have a carrying value. The fair value is estimated using
                                  an option pricing model and values the changes in interest rates since inception, and the potential for future
                                  changes over the remaining term.
Interest rate collar              The interest rate collar agreement is "zero cost" meaning
  agreement.....................  that the cost of acquiring the agreement is embedded in the interest rate spread. As such, the agreement does not
                                  have a carrying value. The fair value is estimated using
                                  an option pricing model and essentially values the
                                  potential for change in interest rates during the
                                  remaining term.
Treasury rate lock agreement      The treasury rate lock agreement is "zero cost" meaning
  -.............................  that the cost of acquiring the agreement is embedded in the price spread. As such, the agreement does not have a
                                  carrying value. The fair value is estimated using an
                                  option pricing model and essentially values the potential
                                  for change in interest rates during the remaining term.

9.  TAXES

    At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

    The provision for income taxes reflected in the accompanying 1998 statement of operations consists of taxes incurred on income derived from capacity sales and standby maintenance revenues from customers in certain jurisdictions along the FLAG System where the Company is deemed to have a taxable presence or is otherwise subject to tax.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    Income tax expense, which consists entirely of taxes payable to foreign governments, is comprised of the following:

                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
Current..........................................................  $   2,281  $   4,391  $      --
Deferred.........................................................     (1,021)     4,600         --
                                                                   ---------  ---------  ---------
                                                                   $   1,260  $   8,991  $      --
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Deferred taxes arise principally because, for tax purposes, in certain jurisdictions, revenues from capacity sales are deferred and recognized as taxable income over the estimated life of the FLAG System. The provision for deferred tax comprises the following:

                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
Capacity sales revenues deferred for tax purposes...............  $  13,217  $   7,145  $      --
Deferred commissions for tax purposes...........................     (1,911)      (197)        --
Future depreciation for tax purposes............................     (5,797)    (2,362)        --
Tax losses carried forward......................................     (1,479)        --         --
Other...........................................................       (451)        14         --
                                                                  ---------  ---------  ---------
                                                                  $   3,579  $   4,600  $      --
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    Since Bermuda does not impose an income tax, the difference between reported tax expense in the accompanying statements of operations and tax as computed at statutory rates, is attributable to the provisions for foreign taxes shown above.

10. RELATED PARTY TRANSACTIONS

    The Company and certain of its Shareholders or affiliates thereof have entered into agreements for the development, construction, operation, financing and marketing of the FLAG System.

a)  Program Management Services Agreement

    Under the terms of a Program Management Services Agreement, Bell Atlantic Network Systems Corporation ("BANSC"), a Shareholder of the Company, managed all aspects of the planning and construction of the FLAG System. The Company reimbursed BANSC for all related costs and out-of-pocket expenses plus a fee equal to 16% of payroll costs and certain outside contractor and consultant costs.

    Effective May 14, 1998, the Company entered into a Termination and Release Agreement providing for the termination of the Program Management Services Agreement with BANSC. In June 1998, the Company made a final payment to BANSC to settle all outstanding liabilities under the Program Management Services Agreement.

b)  Marketing Services Agreement

    The Company and Bell Atlantic Network Systems (Bermuda) Limited ("BANS"), a wholly-owned subsidiary of BANSC, entered into a Marketing Services Agreement pursuant to which BANS was responsible for marketing the assignable capacity of the FLAG System. BANS invoiced the Company for commissions at the rate of 3% of the commitments obtained.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    Effective May 21, 1998, under a Marketing Transition Agreement the Company and BANS agreed to terminate the Marketing Services Agreement. Under the Marketing Transition Agreement, the Company agreed to pay certain BANS' closing down expenses and certain commissions in connection with their pre-termination and post-termination activities. The Company will pay BANS (i) commissions accrued under the Marketing Services Agreement but remaining unpaid and (ii) up to $3,000 commissions resulting from certain sales. Also under the Marketing Transition Agreement the Company has agreed to pay BANS or its affiliate a 50% commission where BANS or its affiliate secures the sale of four whole DS-3s (which equates to 84 whole MIUs) on the FLAG System. The Company will accrue a liability for the commissions in the period it becomes probable that BANS or its affiliate will obtain the sales and that the amount of the commissions can be reasonably estimated.

c)  Employee Services Agreement

    In May 1998, the Company entered into an Employee Services Agreement with Bell Atlantic Global Services Corporation ("BAGSC") pursuant to which BAGSC seconds certain employees to the Company.

    Total amounts incurred for the above services are as follows:

                                       PROGRAM         MARKETING         BUSINESS       EMPLOYEE
                                      MANAGEMENT       SERVICES         DEVELOPMENT     SERVICES
                                     ------------  -----------------  ---------------  -----------
1998...............................   $    2,823       $   2,229         $     662      $     411
1997...............................       12,000           3,098               436             --
1996...............................       11,985             316               471             --

    Program management and business development costs directly related to the construction of the FLAG System have been capitalized. Total program management and business development costs capitalized through PSA were $49,199. All other program management and business development costs have been expensed in the accompanying statements of operations. All marketing services commissions and employee services in the above table have been expensed in the accompanying statements of operations.

    Marubeni Corporation, the administrative agent for the financing provided under Tranche B, which was repaid in January 1998, is affiliated with Marubeni Telecom Development Limited, a Shareholder of the Company. Under the terms of the Agreement, Marubeni Corporation was entitled to certain arrangement and commitment fees. Fees incurred payable to Marubeni Corporation for the years ended December 31, 1998, 1997 and 1996, were $58, $1,280 and $2,240, respectively. At the end of each year, no amounts were payable. Interest in relation to financing provided by Marubeni for the years ended December 31, 1998, 1997 and 1996 were $1,953, $14,927 and $3,742, respectively, of which
$nil, $579 and $120 were payable at the end of each year, respectively.

    Through March 1996, the Company paid consulting fees to Albaraka International, an affiliate of Rathburn Limited, a Shareholder of the Company. Fees paid to Albaraka International during 1996 were $80.

    Until the third quarter of 1996, Tyco Submarine Systems Ltd. ("Tyco") was an affiliate of AT&T Capital Corporation, a holder of Preferred Shares. During the period in 1996 that Tyco was an affiliate of AT&T Capital Corporation, it was paid $224,372.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    The Company granted approximately $60,000 of capacity credits and $9,250 of cash to an affiliate of a Shareholder of the Company in connection with the construction of the FLAG System in the year ended December 31, 1997. The capacity credits were utilized during the year ended December 31, 1998.

12. COMMITMENTS AND CONTINGENCIES

    As of December 31, 1998, the Company was committed under the Contract for a final payment totaling $132,725. FLAG are currently holding discussions with Tyco and KDD Submarine Cable Systems Inc. regarding the final payment. Provision has been made in the Company's financial statements to cover the anticipated final payment.

    During the year, the Company signed agreements with two new Landing Parties. The Company reached formal agreements with the Saudi Telecommunications Company and the Jordan Telecommunications Company to add landing points in Jeddah and Aqaba respectively. The estimated cost to construct these landing points is approximately $53 million and is being funded through the Company's cash flow and contributions from one of the Landing Parties. The Landing Stations are expected to enter service in July 1999.

    During 1997 the Company entered into an operations contract for the FLAG Network Operation Center (the "FNOC") with one of the Landing Parties on the FLAG System. The terms of the contract require the Landing Party to provide a permanent facility in which to locate the FNOC along with qualified personnel and additional support as required to assist in the operations of the FNOC. In exchange for the services provided under the contract, the Company is committed to compensate the Landing Party an annual fixed charge for rent of the premises where the FNOC is located equal to $200 for the first year of the contract increasing in 5% increments for the following three years. Costs incurred by the Landing Party to provide qualified personnel and additional support are to be reimbursed by the Company on a cost plus basis.

    The Company has entered into lease agreements for the rental of office space. Estimated future minimum rental payments under the leases are as follows:

1999................................................  $   1,155
2000................................................        824
2001................................................        537
2002................................................        549
2003................................................        549
Thereafter..........................................      2,910

    The Company is also committed to make quarterly payments under standby maintenance agreements for the period commencing October 8, 1997 and continuing through December 31, 2007. Estimated future payments under the standby maintenance agreements are as follows:

1999................................................     22,433
2000................................................     24,546
2001................................................     25,105
2002................................................     25,197
2003................................................      8,820
Thereafter..........................................     35,280

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

    The estimate future payments under the standby maintenance agreements are based on a number of assumptions, including, among other things, the proportion of the total FLAG System capacity sold at any point in time and the number of other cable systems serviced under the agreement.

    The Company is subject to legal proceedings and claims in the ordinary course of business. Based on consultations with legal counsel, management does not believe that any of these proceedings or claims will have a material effect on the Company's financial position or results of operations.

13. SUBSEQUENT EVENTS.

    On February 26, 1999, the Company was part of a reorganization whereby FLAG Telecom Holdings Limited ("FTHL"), a Bermuda company, became the holding company for the FLAG Telecom group of companies. As a result of this reorganization, the Company became a subsidiary of FTHL.