Form 20-F/A
period 1998-12-31
FLAG LTD
filed 1999-04-13
CIK 1057603

                                    GLOSSARY

    BANDWIDTH--The relative range of frequencies, expressed in Hertz (Hz), analog or bits per second, that can pass over a given transmission medium. The bandwidth determines the rate at which information can be transmitted through the circuit. The greater the bandwidth, the more information can be sent through the circuit in a given amount of time at a given accuracy level.

    BITS--The contraction of the term binary digit. It is the smallest unit of information (data) a computer can process, representing either high or low, yes or no or 1 or 0. It is the basic unit in data communications.

    BPS--Bits per second. The rate at which digital data are transmitted over a communications path.

    CAPACITY--The information carrying ability of a telecommunications facility.

    CAPACITY SALES AGREEMENT, CSA--Each agreement for the sale, lease or other disposition of capacity entered into between the Company and its customers.

    CARRIER--A company which provides communications transmission services by fiber, wire or radio.

    CLUB CABLE--The joint undertaking of international telecommunications carriers that collectively own the entire cable and are responsible for the full costs of construction, operation and maintenance. Can also be referred to as "Consortium Cable."

    COLLATERAL TRUSTEE--With respect to the period subsequent to January 30, 1998, the International Trust Company of Bermuda Limited (the "Trust Company") acting as collateral trustee under the New Credit Facility and, with respect to periods prior to January 30, 1998, the Trust Company acting as collateral trustee under the Old Credit Facility.

    DIGITAL--Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

    DISPERSION SHIFTED FIBERS--Fibers with different internal configuration, changing the zero total chromatic dispersion point to 1550nm. This is important on long-haul cable systems because the attenuation (i.e., the logarithmic decrease in power of the signal) at this wavelength is less than half as much as at 1300nm.

    EMERGING CARRIERS--Newly licensed international carriers usually characterized by their non-dominant position in their countries' telecommunications markets.

    ESTABLISHED CARRIERS--Government enterprises with monopolies on international communications in their countries or dominant international carriers in their country with a substantial market share of international communications.

    FACILITIES-BASED CARRIERS--Carriers who own and operate their own system or equipment.

    FIBEROPTIC--Strands of pure glass along which digital signals, in the form of modulated light, travel for long distances at the speed of light. The big advantage that fiber has over copper is that it can carry far more information.

    FIBEROPTIC CABLE--A transmission medium consisting of a core of glass or plastic surrounded by a protective cladding, strengthening material and outer jacket. Signals are transmitted as light pulses, introduced into the fiber by light transmitter (either laser or light emitting diode).

    GBPS--Gigabits per second, which is a measurement of speed for digital signal transmission. A gigabit is one thousand million bits.

    GEOSYNCHRONOUS ORBIT--An orbit above the Earth's equator where satellites circle at the same rate as the Earth's rotation, thereby appearing stationary to the earth-bound observer.

    ISP--Internet Service Provider. A company that provides businesses and consumers with access to the Internet.

    ITU--International Telecommunications Union, established by the United Nations with membership from virtually every country in the world. Its objective is to set telecommunications standards, allocate frequencies to various users and hold trade shows.

    KBPS--Kilobits per second, which is a measurement of speed for digital signal transmission. A kilobit is one thousand bits.

    LANDING COUNTRY--Each jurisdiction in which the FLAG System is landed or is planned to land. The Landing Countries are: the United Kingdom, Spain, Italy, Egypt, Jordan (scheduled for July 1999), Saudi Arabia (scheduled for July 1999), the United Arab Emirates, India, Malaysia, Thailand, Hong Kong, China, Korea and Japan.

    LANDING PARTY--A carrier licensed in a Landing Country which has agreed to land the FLAG System and take responsibility for maintaining the terrestrial portion of the FLAG System in such Landing Country.

    LANDING STATION--The point at which the FLAG System connects to the domestic telephone network in a Landing Country. Each Landing Station is constructed, operated and owned by a Landing Party.

    MAINTENANCE ZONE AGREEMENTS--Cooperative standby agreements among cable operators in major ocean areas to share the expense of assuring constant availability of cable ships capable of providing repairs to undersea cables. The Company has entered into four zone agreements, which provide maintenance services from the United Kingdom to Gibraltar in the Mediterranean; from Gibraltar to Djibouti at the entry to the Red Sea; from India to a point south of Okinawa; and the Pacific Ocean north of 25 DEG. latitude. In addition, the Company has entered into a bilateral agreement for maintenance of the area from the Red Sea to a point south of India.

    MIU--Minimum Investment Unit. The Company's basic product is circuit capacity for digital transmission, which is offered as separate capacity units between any two Landing Countries comprising a total of 66 Segments (increasing to 98 with the addition of the Jordan and Saudi Landing Stations) over which capacity is offered. Capacity on each Segment is offered in MIUs. Each MIU represents thirty 64 Kbps circuits.

    NON-SWITCHED TRAFFIC--Traffic over owned and leased lines by resellers, end-users and ISPs.

    OPTICAL AMPLIFIER--A device to amplify an optical signal without converting the signal from optical to electrical and back to optical energy.

    POTENTIAL CARRIERS--New entrants to the international telecommunications market which are not yet licensed international carriers but have substantial economic incentive to become licensed. Includes fast-growing Segments of non-switched traffic like ISPs.

    PREFERRED SHARES--The 13% Series A Preferred Stock of the Company.

    PSA--Provisional System Acceptance, being the date October 8, 1997 as of which the FLAG System was completed in accordance with the Construction Contract and could be put into full commercial operation.

    REFINANCING--The collective reference to (a) repayment of the Old Credit Facility, (b) the issuance on January 23, 1998 by the Company of its 8 1/4% Senior Notes due 2008 and (c) the New Credit Facility.

    SEGMENT--The portion of the FLAG System between any two Landing Countries.

    SHAREHOLDERS--The direct and indirect shareholders of FLAG.

    SMW-2, SMW-3--Fiberoptic cables which link or will link Asia, the Middle East and Europe. SMW-2 is operating at almost full capacity. SMW-3 is a cable under construction expected to begin service in 1999.

    SWITCH--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

    SWITCHED TRAFFIC--Voice, fax and data traffic.

    SYNCHRONOUS DIGITAL HIERARCHY--A term used to refer to a family of fiberoptic transmission rates created to provide the flexibility needed to transport many digital signals with different capacities, and to provide a standard for manufacturers to design from. In North America, the equivalent technology is SONET (Synchronous Optical Network).

    WDM--Wavelength Division Multiplexing. A way of increasing the capacity on an optical fiber by simultaneously operating at more than one wavelength. With WDM one can multiplex signals by transmitting them at different wavelengths through the same fiber.

                                   SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                FLAG LIMITED
                                (Registant)

                                By:            /s/ JAMES P. CAMPBELL
                                     -----------------------------------------
                                                 James P. Campbell
                                              CHIEF FINANCIAL OFFICER

Dated: April 13, 1999