Form 20-F
period 1999-12-31
FLAG LTD
filed 2000-03-31
CIK 1057603

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

             FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

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

Shares of Class B Common Stock, $.0001 par value each.......  635,796,338

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                         --------
SAFE HARBOR STATEMENT..................................................      1

PRESENTATION OF FINANCIAL INFORMATION..................................      1

PART I

  Item 1.  Description of Business.....................................      1

  Item 2.  Description of Property.....................................     12

  Item 3.  Legal Proceedings...........................................     12

  Item 4.  Control of Registrant.......................................     12

  Item 5.  Nature of Trading Market....................................     12

  Item 6.  Exchange Controls and Other Limitations Affecting Security
           Holders.....................................................     13

  Item 7.  Taxation....................................................     13

  Item 8.  Selected Financial Data.....................................     14

  Item 9.  Management's Discussion and Analysis of Financial Condition
           and Results of Operations...................................     16

  Item     Quantitative and Qualitative Disclosures About Market
9A.        Risk........................................................     24

  Item     Directors and Officers of Registrant........................
10.                                                                         25

  Item     Compensation of Directors and Officers......................
11.                                                                         26

  Item     Options to Purchase Securities from Registrant or
12.        Subsidiaries*...............................................     27

  Item     Interest of Management in Certain Transactions..............
13.                                                                         27

PART II

  Item     Description of Securities to be Registered*.................
14.                                                                         29

PART III

  Item     Defaults upon Senior Securities*............................
15.                                                                         29

  Item     Changes in Securities and Changes in Security for Registered
16.        Securities*.................................................     29

PART IV

  Item     Financial Statements**......................................
17.                                                                         29

  Item     Financial Statements........................................
18.                                                                         29

  Item     Financial Statements and Exhibits...........................
19.                                                                         29

FINANCIAL STATEMENTS...................................................    F-1

EXHIBITS

------------------------

*   Omitted because the item is inapplicable or the answer is negative.

**  The Registrant has responded to Item 18 in lieu of this Item.

    FLAG Limited (the "Company") was incorporated under the laws of Bermuda in January 1993. Its principal executive offices are located at Emporium Building, 69 Front Street, Hamilton HM12, Bermuda. Its telephone number is
(441) 296-0909. References herein to "Flag Telecom" refer to Flag Telecom Holdings Limited, our direct parent company.

                          SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    The statements included in this annual report on Form 20-F ("Form 20-F") regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, including, without limitation, the risks, uncertainties and contingencies described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Form 20-F.

                     PRESENTATION OF FINANCIAL INFORMATION

    In this Form 20-F, references to "Dollars," "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. Certain amounts which appear in this Form 20-F may not sum because of rounding adjustments.

    Financial data included herein have been derived, unless otherwise indicated, from, and should be read in conjunction with, the financial statements of the Company, which have been prepared in accordance with United States generally accepted accounting principles. Accordingly, unless otherwise indicated, the Company has presented certain financial information contained herein in Dollars. The Company's fiscal year ends on December 31. As used herein, "fiscal year" refers to the twelve-month period ending December 31, 1999.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers, Internet service providers and other telecommunications companies through its ownership of the world's longest digital fiberoptic undersea cable system. The FLAG Europe-Asia cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China along a route which adjoins countries with approximately 75% of the world's population. The FLAG Europe-Asia cable system consists of approximately 28,000 kilometers of technologically advanced undersea digital fiberoptic cable which comes ashore at 16 operational landings in 13 countries. It has an aggregate capacity of 10 gigabits per second transmitting on two fiber pairs. The system incorporates synchronous digital hierarchy, which is the current international standard for digital transmission and management. Expansion of the transmission capacity of the segments of the FLAG Europe-Asia cable system may be accomplished by employing additional light sources using the wavelength division multiplexing technique of operating at more than one wavelength. The transmission capacity of the segments of the FLAG Europe-Asia cable system is upgradeable to between 20 and 40 gigabits per second depending on the location of the segment. The FLAG Europe-Asia cable system cost approximately $1.6 billion to complete and was placed into commercial service on November 22, 1997 with an initial group of 62 customers.

MARKET OPPORTUNITY

    The Company developed the FLAG Europe-Asia cable system and its product and service offerings to participate in the following important growth and strategic shifts in the international telecommunications markets:

    ADVANCES IN TELECOMMUNICATIONS AND NETWORKING TECHNOLOGY. Recent advances in telecommunications and networking technology have dramatically lowered the unit cost of carrying voice, data and video signal traffic. Through dense wavelength division multiplexing (DWDM), a technology that transmits multiple light signals through a single optical fiber, the bandwidth of submarine fiberoptic cables can be increased by up to 40 times that of non-DWDM systems. Several advances in switching, the process of interconnecting circuits to form a transmission path between users, and electronics have further increased the bandwidth, or transmission capacity, of telecommunications networks. Historically, carriers built telecommunications networks optimized for voice traffic. These are based on circuit switching, which establishes and keeps open a dedicated path until a call is terminated. While circuit switching has worked well for decades, it does not efficiently use transmission capacity, because once a circuit is dedicated, it is unavailable to transmit any other information, even when the particular users of that circuit are not speaking or otherwise transmitting information. Packet switching networks optimized for data traffic are replacing circuit based networks. Packet switching divides signals into small "packets" which are then independently transmitted to their destination via the quickest path. Upon their arrival, the packets are reassembled. Packet switching provides more efficient use of the capacity in a network because the network does not establish inefficient dedicated circuits, which waste unused capacity. Packet switching networks can achieve lower unit costs than circuit networks. New packet networking technologies include Internet protocol (IP), Asynchronous Transfer Mode (ATM) and frame relay. ATM's quality of service features support high-quality voice and video signals over packet networks. Similar quality of service features are being developed for IP.

    CONVERGENCE OF VOICE AND DATA SERVICES. Telecommunications network designs have traditionally created separate networks using separate equipment for voice, data and video signals. The evolution from circuit switched networks to packet-switched networks erases the traditional distinctions between voice, data and video transmission services. High-bandwidth packet-switched networks can transmit mixed digital voice, data and video signals over the same network with a high level of frequency. This capability lowers the cost to operators of building and operating networks providing a strong economic incentive for the implementation of unified networks. Since the Internet is the major driver of growth, we believe it is likely that IP will emerge as the network platform of choice.

    RAPID GROWTH OF TELECOMMUNICATIONS TRAFFIC. According to an August 1999 research report published by Ovum Ltd., total world telecommunications traffic demand is expected to grow more than 50-fold between 1999 and 2005, with Internet and data traffic accounting for 98% of total traffic by 2005. Several key factors are expected to drive growth in worldwide telecommunications traffic, including (1) the worldwide growth in the use of bandwidth-intensive applications, such as video conferencing, video-on-demand and corporate intranets which has resulted, in part, due to the convergence of voice and data services, and (2) increased globalization of commerce, particularly electronic commerce.

    IMPACT OF GLOBAL DEREGULATION. The continued deregulation of the global telecommunications industry has resulted in a significant increase in the number of competitors, including traditional carriers, wireless operators, Internet service providers and new local exchange service providers. This change in the global competitive landscape is generating significant demand for broadband telecommunications capacity as carriers seek to secure sufficient capacity for their expansion plans. As of July 1998, Telegeography estimated that there were over 1,000 facilities based international telecommunications operators worldwide, representing a 184% increase since July 1995. In addition, further telecom privatization is expected over the next few years, which in turn is expected to generate increased global competition. Global deregulation has also resulted in increased demand for city-to-city services, as new entrants to the telecommunication industry seek to take advantage of the economic benefits of controlling facilities on an end-to-end basis.

    INCREASING CHALLENGES FOR CONSORTIA SYSTEMS AND ACCEPTANCE OF PRIVATELY SPONSORED CABLE SYSTEMS. Historically, the planning and ownership of undersea cable systems has been conducted through large consortia typically led by the monopoly telecommunications providers. We believe that the consortium approach to constructing, owning and operating undersea cable systems is becoming far less effective as:

    - carriers increasingly view significant long term capital investments in capacity to be a suboptimal utilization of resources;

    - deregulation of international telecommunications markets leads to direct competition among consortia members for customers;

    - competition from new entrants makes carriers' market share and capacity requirements increasingly difficult to predict;

    - the rapid pace of technological change creates difficulties in the ability of carriers to accurately forecast the growth of telecommunications traffic; and

    - the complex management structure of consortia systems renders these systems increasingly less effective in responding to rapid market changes.

    We believe that telecommunications service providers have become increasingly receptive to the advantages of independent, privately-owned cable systems. In connection with the marketing of capacity on FLAG Europe-Asia cable system, carriers have responded positively to our ability to offer:

    - capacity as and when needed without the incurrence of significant initial capital investments;

    - a wide range of capacity purchasing options appealing to both established carriers and new market entrants; and

    - state-of-the-art system quality combined with cost-effective high quality operations, administration and maintenance support.

BUSINESS STRATEGY

    The Company is a leading carriers' carrier, providing access along the FLAG Europe-Asia cable system to licensed international carriers.

    The principal elements of the Company's business strategy include:

        A LEADING CARRIERS' CARRIER. The Company has established itself as a leading carriers' carrier by offering its customers fixed-cost, long-term contracts allowing them to acquire capacity on the FLAG Europe-Asia cable system without incurring the high capital costs and long lead times usually associated with building undersea cables by a consortium or "club" of carriers. Typically, capacity is purchased by carriers for the remaining design life of the cable, 25 years from October 8, 1997. As a carriers' carrier, the Company blends traditional industry characteristics, such as offering life-of-the-system capacity purchases to established carriers, with the competitive market characteristics of its product offerings to emerging carriers.

        MARKET-BASED FLEXIBLE PRICING STRATEGY. The Company has implemented a flexible market-based pricing strategy coupled with volume incentives for carriers that choose to make a sizable capacity investment in the FLAG Europe-Asia cable system. The Company offers flexibility in the route, the size of bandwidth, the period capacity for which is held and the payment terms for any route requested by customers. Capacity purchases come with a number of features such as portability and drop-and-insert options, offering customers a high level of flexibility in selecting and managing their bandwidth requirements. In addition to capacity purchases, the Company offers short-term leasing with a lease-to-buy option.

        The Company provides carriers with predictability in standby maintenance and repair charges by offering fixed prices for standby maintenance over the life of the purchased capacity, subject to certain inflation adjustments. Standby maintenance prices are generally based on a fixed rate per half-minimum interest unit on each Segment. Carriers are billed for standby maintenance annually in advance with the charges calculated by applying the published prices to the capacity owned by each carrier.

        HIGH SECURITY AND RELIABILITY. The Company has made a substantial investment in protecting its fiberoptic system with advanced submarine cable burial and armoring techniques as well as redundancy at its terrestrial crossings. The Company has installed hardware and software and contracted for alternative routes to restore service to its customers in the event of a break or failure in the FLAG Europe-Asia cable system. The restoration plan is a combination of an in-system restoration plan where parallel routing is available within the FLAG Europe-Asia cable system and an out-of-system restoration plan created in part by reciprocal arrangements with other providers. The Company continuously monitors and maintains control of its system on a 24-hour basis through the FLAG Network Operations Center (FNOC), and the restoration plan will permit prompt alternate routing in the event of a break or fault. The FNOC is responsible for system-wide surveillance, pro-active maintenance, coordination of maintenance and repair operations and for circuit activation and assignment and configuration of the transmission equipment. The FNOC has the capability of a system-wide view of all network elements in the FLAG Europe-Asia cable system through its Integrated Transport Management (ITM-2000) system.

        GLOBAL CONNECTIVITY. Part of the Company's strategy is to facilitate point-to-point fiberoptic connectivity for its customers. In order to enhance such global connectivity, the Company negotiates marketing arrangements with other cable systems and evaluates potential extensions of the FLAG Europe-Asia cable system. New landing stations in Jordan and Saudi Arabia were added in 1999. We also intend to add additional countries to the FLAG Europe-Asia cable system over time.

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

PRODUCTS AND SERVICES

    We offer a variety of traditional telecommunications capacity products and services to our customers and have taken steps to expand the range of products and services which we intend to make available in the future. Originally, our products and services were primarily tailored to the needs of the traditional carriers which continue to form the bulk of our existing customer base. We have also begun to offer managed and other value-added services and intend to expand the range of these services. By doing so, we have attracted, and intend to continue to attract, an expanded range of customers, including resellers, Internet service providers and systems integrators. Our four main product groups are described below.

    We offer competitively priced, point-to-point connectivity, often purchased on a lifetime right-of-use basis. Presently, our customers can purchase the right to connect between any of our sixteen landing points in China, India, Korea, Hong Kong, Thailand, Malaysia, Japan, Egypt, Saudi Arabia, Jordan, the United Arab Emirates, Italy, Spain and the United Kingdom.

    We believe our customers are finding it increasingly difficult to predict their future needs for bandwidth capacity. We have responded by offering our customers products that help them manage their network capacity. For example, our global portability program allows customers to purchase bandwidth capacity on one segment of the FLAG Europe-Asia cable system and then to move the purchased capacity to another segment of the FLAG Europe-Asia cable system on an as--needed basis.

    Capacity leases are another means by which we offer our customers flexibility. While most of our customers have tended to purchase capacity for the entire life of the relevant system, many of our customers and potential customers have expressed an interest in shorter-term arrangements to help them manage demand uncertainty. To meet these needs, we offer capacity leases with terms ranging from a few months to as long as five years. These customers can convert a capacity lease into a lifetime right-of-use at any time during the term of the lease on payment of a conversion charge.

    Our "drop & insert" product also offers flexibility to the customers of the FLAG Europe-Asia cable system. This product allows our customers to take a single STM-1 circuit and drop traffic off at multiple locations along the FLAG Europe-Asia cable system route. (One STM-1 unit carries 155,500 kilobits per second of capacity.) By offering a United Kingdom-Japan circuit with drop-off points in the Middle East and Asia, we can offer a product that cannot be replicated by routing traffic between the United Kingdom and Japan through the United States (the most cost-effective way to route traffic between the United Kingdom and Japan). We believe this flexibility strengthens our market position in the Europe-Asia long haul market.

COMPETITIVE ADVANTAGES

    We believe we have several competitive advantages that will facilitate the achievement of our business goals. These competitive advantages include:

    WE HAVE AN EXTENSIVE EXISTING NETWORK AND CUSTOMER BASE. We currently operate the largest independent, privately-owned fiberoptic submarine cable in the world. We have an established customer base of approximately 90 customers, many of whom are among the world's leading telecommunications and Internet companies, including 17 of the top 20 international carriers based on traffic volume. We also have network operations centers in the United Arab Emirates and the United Kingdom through which we monitor the operations of, and can provide maintenance and repairs to, the FLAG Europe-Asia cable system, 365 days per year, 24 hours per day. We believe this existing network organizational infrastructure and customer base will significantly facilitate our sales of additional capacity and our introduction of additional product and service offerings.

    WE FOLLOW A FLEXIBLE MARKET-BASED STRATEGY. We have implemented a market-based pricing strategy for our products and services. In order to maintain market-based pricing, we analyze, among other things, currently available alternatives for carriers along segments on our cable and terrestrial systems. We provide carriers with standby maintenance and repair charges by offering fixed prices for standby maintenance over the life of purchased capacity, subject to certain inflation adjustments. This feature differs from club cable maintenance charges which vary based on the capacity share of the actual maintenance expenses incurred in a particular period. We have also developed flexible payment terms and short-term commitment arrangements, such as leases and lease to buy contracts, which are attractive to emerging carriers facing uncertainty with respect to growth patterns of their traffic and potential regulatory obstacles. We have developed a global portability program option that allows carriers to change segments within a cable system as often as they wish. We have also developed a "drop & insert" feature for our STM-1 product that allows customer to drop-off traffic for long haul circuits at various intermediate points on the FLAG Europe-Asia cable system. We believe our flexible market-based approach enables us to be highly responsive to the individual requirements of our customers.

    OUR NETWORK IS SECURE AND RELIABLE. We have made a substantial investment in protecting our fiberoptic systems with advanced submarine cable burial and armoring techniques, as well as redundancy at our terrestrial crossings. We have installed hardware and software and contracted for alternative routes to restore service to our customers in the event of a break or failure in the FLAG Europe-Asia cable. Our restoration plan is a combination of an in-system restoration plan, where parallel routing is available within the FLAG Europe-Asia cable system, and an out-of-system restoration plan created in part by reciprocal arrangements with other providers. We continuously monitor and maintain control of our systems on a

24-hour basis through the FLAG Europe-Asia cable system operations centers and our restoration plans permit prompt alternate routing in the event of a break or fault.

    WE PROVIDE SUPERIOR CUSTOMER SERVICE. We have developed a customer care approach focused on providing quality, reliability and consistency of customer support. Through the FLAG Europe-Asia cable system operations centers, we are able to provide circuit activation and transmission capacity within hours of a customer's determination to use our products and services. We have regionally based sales personnel who are available to provide ongoing support to our present and prospective customers on operational and product issues. We utilize marketing studies to track the rapid changes in the telecommunications markets in order to identify customers' needs and changing preferences. Our marketing and sales personnel will seek to maintain ongoing communication with customers and market sources in order to adapt pricing and product structures to changed conditions and changed competitive pressures. We believe the fact that over half of our original 62 customers have made multiple purchases from us is indicative of the success of this approach to customer service.

    OUR MANAGEMENT TEAM HAS SIGNIFICANT INDUSTRY EXPERIENCE AND REGIONAL EXPERTISE. Our management team has a proven track record. We constructed the FLAG Europe-Asia cable system on time and within budget. We have assembled and will continue to build a strong management team comprised of executives and key employees with extensive operating experience in the global telecommunications industry and significant project management and international commercial experience. We have a network of senior executives and senior advisors who are based in the regions for which they have management responsibility and who have acquired much of their professional experience in these regions. We believe that as a result of this emphasis on both industry experience and regional expertise, our management team:

    - has developed a better understanding of customers' needs in the regions it serves;

    - is better able to anticipate and react to developments in these regions, such as deregulation, that may impact our network and future expansion plans; and

    - can more effectively implement our business initiatives as a result of the regional contacts it has established and its enhanced understanding of local cultural, political and legal matters.

THE FLAG EUROPE-ASIA CABLE SYSTEM

    The FLAG Europe-Asia cable system consists of approximately 28,000 kilometers of undersea digital fiberoptic cable with a 580-kilometer dual land crossing in Egypt and a 450-kilometer dual land crossing in Thailand. The FLAG Europe-Asia cable system connects with communication networks in the United Kingdom, Spain, Italy, Egypt, Jordan, Saudi Arabia, the United Arab Emirates, India, Malaysia, Thailand, Hong Kong, China, Korea and Japan.

    We offer capacity for digital transmission over the FLAG Europe-Asia cable system. Typically, each party that purchased capacity on the FLAG Europe-Asia cable system prior to September 1998 became a signatory to the construction and maintenance agreement relating to the FLAG Europe-Asia cable system. This agreement sets forth the rights and obligations of the Company, the landing parties and these other signatories with respect to the ownership, operation, maintenance and expansion of the FLAG Europe-Asia cable system. Commencing in late 1998, we began leasing capacity and selling capacity on a right of use basis.

    The FLAG Europe-Asia cable system employs the most advanced technology available and proven in commercial installations at the date of construction of the FLAG Europe-Asia cable system. The aggregate system capacity is 10 gigabits per second transmitting on two fiber pairs. The FLAG Europe-Asia cable system incorporates synchronous digital hierarchy, which is the current international standard for digital transmission and management. Proven designs for an ocean cable are incorporated into the FLAG Europe-Asia cable system including passive branching units, non-zero dispersion shifted fibers and fully redundant laser pumps in the optical amplifiers which are located at intervals of approximately 80 kilometers along the undersea route. Expansion of the transmission capacity of the segments of the FLAG Europe-Asia cable system can be accomplished by employing additional light sources using the wavelength division multiplexing technique of operating at more than one wavelength. This enhancement can be added by system modifications at one or more landing stations and without modification of the submerged portion of the FLAG Europe-Asia cable system. The transmission capacity of the segments of the FLAG Europe-Asia cable system is upgradeable to between 20 and 40 gigabits per second depending on the location of the segment.

    SYSTEM EXPANSIONS. We have expanded the FLAG Europe-Asia cable system from its original system design to include landing stations in China, Japan, Saudi Arabia and Jordan. We completed additional landing stations in China and Japan prior to putting the FLAG Europe-Asia cable system in operation in 1997. We completed the landing stations in Saudi Arabia and Jordan in July 1999. As part of our efforts to extend our network, we are actively evaluating a number of potential expansions to the FLAG Europe-Asia cable system.

    LANDING PARTIES. In order for the FLAG Europe-Asia cable system to be accessible to carriers, it comes ashore in various countries along the FLAG Europe-Asia route and connects with domestic cable systems and other submarine cable systems at landing stations in the countries where the cable lands. Our landing parties have agreed to provide and to maintain in operation the landing stations and the terrestrial portion of the FLAG Europe-Asia cable system. Landing parties recover landing station capital and maintenance costs through "right of use" charges and annual maintenance charges that are borne by carriers entering the FLAG Europe-Asia cable system at that landing station. We reimburse each landing party for the cost of maintaining the terrestrial portion of the FLAG Europe-Asia cable system. Set forth below are the landing parties for the FLAG Europe-Asia cable system:

COUNTRY                                                  LANDING PARTY
-------                                    -----------------------------------------
United Kingdom...........................  Cable & Wireless Communications

Spain....................................  Telefonica de Espana

Italy....................................  Telecom Italia

Egypt....................................  Telecom Egypt

Jordan...................................  Jordan Telecommunications

Saudi Arabia.............................  Saudi Telecom

United Arab Emirates.....................  Etisalat

India....................................  VSNL

Malaysia.................................  Telekom Malaysia

Thailand.................................  The Communications Authority of Thailand

China....................................  China Telecom Cable & Wireless
                                           HKT International

Korea....................................  Korea Telecom

Japan....................................  IDC KDD

    CAPACITY SALES. Each user of capacity on the FLAG Europe-Asia cable system enters into an agreement with us to acquire capacity. We entered into agreements to acquire capacity with 62 carriers prior to commencement of service of the FLAG Europe-Asia cable system. We now have approximately 90 customers.

    CONSTRUCTION AND MAINTENANCE. The construction and maintenance agreement for the FLAG Europe-Asia cable system governs use of the capacity and the rights and obligations of the landing parties, purchasers of capacity who have become signatories to the construction and maintenance agreement and the Company. Under the construction and maintenance agreement, we are responsible for arranging maintenance for the submarine portion of the FLAG Europe-Asia cable system. The construction and maintenance agreement also restricts us from selling, leasing or directly providing capacity to any entity which is not authorized or permitted under the laws of its country to acquire and use facilities for the provision of international telecommunication services. Each signatory to the construction and maintenance agreement correspondingly agrees that it will not sell or transfer capacity to third parties, with certain exceptions relating to transfers to affiliates, transfers to other carriers in a signatory's country and transfers to which we consent. The construction and maintenance agreement gives limited rights to vote to the signatories; for example, the unanimous vote of the signatories is required to add a new landing station to the FLAG Europe-Asia cable system. System enhancements which are approved by the signatories must be paid for by the signatories and us in relation to capacity on the affected segment.

    OPERATION AND MAINTENANCE. The FLAG Europe-Asia cable system is designed to provide service continuity at a standard of 99.999% availability (exclusive of cable cuts) and to ensure error-free service throughout a design life of 25 years. During the period from its inception to December 31, 1999 the FLAG Europe-Asia cable system's actual availability was 99.994%. The FLAG Europe-Asia cable system performance has met or exceeded relevant International Telecommunications Union recommendations consistently throughout the entire system since it went into commercial service. The FLAG Europe-Asia cable system is controlled by the FLAG Europe-Asia cable system operations center in Fujairah, United Arab Emirates, which is responsible for system-wide surveillance, proactive maintenance, coordination of maintenance and repair operations, circuit activation and assignment and configuration of the transmission equipment 24 hours a day, 365 days a year. Most other submarine cable systems maintain monitoring services at their landing stations and do not maintain full-time, around-the-clock surveillance. The FLAG Europe-Asia cable system operations center has the capability of a system-wide view of all network elements in the FLAG Europe-Asia cable system through its integrated transport management (ITM2000) system. The ITM2000 performs real-time surveillance and control of the FLAG Europe-Asia cable system including provisioning and restoration at each of the landing stations. We believe that the FLAG Europe-Asia cable system operations center, which is an innovation in system maintenance of undersea cables, and the hardware and software installed by the Company provide a higher standard of service and continuity than can be provided by other international cable systems. Given the importance of redundancy within the telecommunications industry, we established a backup FLAG Europe-Asia cable system operations center in a location near Heathrow, United Kingdom in 1998.

    We have entered into four zone agreements which provide maintenance services from the United Kingdom to Gibraltar in the Mediterranean; from Gibraltar to Djibouti at the entry to the Red Sea; from India to a point south of Okinawa; and in the Pacific Ocean north of 25 DEG. latitude. Maintenance zone agreements are cooperative standby agreements among all cable operators in major ocean areas to share the expense of assuring constant availability of cable ships capable of providing repairs to undersea cables. In addition, we have entered into a bilateral agreement for maintenance of the area from the Red Sea to a point south of India. We have entered into this agreement to facilitate more rapid repairs than would be possible under a zone agreement whose area includes the area covered by the bilateral agreement.

    FACILITY RESTORATION PLAN. We have developed a comprehensive restoration plan for the entire FLAG Europe-Asia cable system to arrange the availability of alternative routing of traffic in the event of an outage in transmission. Although the undersea cable is protected by means of burial and armoring, the cable is nonetheless susceptible to damage from fishing activities, ships and the elements. We developed the restoration plan on two levels. In-system restoration routes traffic around faulty equipment or a system break where parallel routing is available as part of the FLAG Europe-Asia cable system; for example, on the dual terrestrial crossings in Egypt and Thailand or the temporary outage of one fiber pair. Out-of-system restoration routes traffic to alternative systems in accordance with predetermined plans and arrangements with operators of other cables, land lines and satellites. All segments of the FLAG Europe-Asia cable system are covered by restoration alternatives using fiberoptic cable which is laid undersea or on land except that restoration from Italy to Malaysia is, in part, currently provided by a satellite link. Since restoration over another cable is preferable in order to maintain consistency of service quality, we are arranging with Sea MeWe3 (SMW3) for restoration with respect to the link from Italy to

Malaysia. While we undertake to arrange restoration capacity for our customers, we have no obligation to provide restoration to our customers on the FLAG Europe-Asia cable system. Each customer decides whether to accept the restoration plan offered by us, and the customers accepting restoration capacity must share and reimburse us for the associated charges.

MARKETING AND SALES

    We market our network capacity and telecommunications products and services through a sales force of 6 people located in offices in Bermuda and the United Arab Emirates (Dubai and Fujairah).

OUR CUSTOMERS

    Our top 50 customers are the telecommunications and Internet companies listed below. These customers have accounted for approximately 95% of our revenues to date.

        THE AMERICAS                     EUROPE                     ASIA/PACIFIC               MIDDLE EAST/AFRICA
----------------------------  ----------------------------  ----------------------------  ----------------------------

AT&T                          Belgacom (Belgium)            Cable & Wireless HKT          Batelco (Bahrain)
Axistel                       British Telecom               International                 Etisalat (UAE)
Infonet                       C&W (UK)                      China Telecom                 General Telecom Org.
MCI WorldCom                  Deutsche Telekom              Chunghwa Telecom              of Oman
PSINet                        Infostrada (Italy)            (Taiwan)                      Golden Lines (Israel)
Sprint                        KPN                           Communications                Jordan
Teleglobe                     (The Netherlands)             Authority of Thailand         Telecommunications
Viatel                        MATAV (Hungary)               DACOM (Korea)                 Ministry of
                              OTE (Greece)                  IDC (Japan)                   Communications
                              Rostelcom (Russia)            KDD (Japan)                   (Kuwait)
                              Swisscom                      Korea Telecom                 Office of National
                              Telecom Italia                NTT (Japan)                   Posts & Telecoms
                              Telefonica de Espana          ONSE Telecom                  (Morocco)
                              Telia (Sweden)                (Korea)                       Qatar Public Telecom.
                              TPSA (Poland)                 Optus (Australia)             Corp.
                              UKRTELECOM                    Telecom Malaysia              Saudi Telecom
                              (Ukraine)                     VSNL (India)                  Syrian
                                                                                          Telecommunications
                                                                                          Establishment
                                                                                          Telecom Egypt
                                                                                          Telecommunications
                                                                                          Co. of Iran
                                                                                          Telkom S.A.
                                                                                          (South Africa)
                                                                                          Turk
                                                                                          Telekomunikayon

COMPETITION

    As a global carriers' carrier, we compete in a wide variety of different geographic markets, in each of which we face and expect in the future to face specific regional competitors. We also compete against a small number of other carriers' carriers that aspire to build global networks. We compete or expect to compete in five key markets:

    - global services;

    - intra-European services;

    - Middle Eastern services;

    - Asia/Pacific regional transit services; and

    - Europe-Asia long haul services.

GLOBAL SERVICES COMPETITORS

    A number of companies are presently engaged in building global carriers' carrier networks. We believe that because of the high cost of building truly global networks this is a market in which there will always be a limited number of players.

    Two other companies at present propose to build global carriers' carrier networks: Global Crossing and Level 3 Communications. Global Crossing is a Bermuda based telecommunications company which currently has three operational cable systems: Atlantic-Crossing-1 (AC-1), Pacific-Crossing (PC-1) and Pan-European Crossing (PEC). Global Crossing is currently building a number of other systems covering Asia (Asia Global Crossing) and Latin America (SAC, MAC and PAC). We believe we compete with Global Crossing on quality, as well as on the coverage and cost effectiveness of our network. Level 3 Communications currently operates a United States city-to-city cable network based on company-owned infrastructure and is building a European city-to-city network. Level 3 Communications has announced the construction of a single, high capacity cable cross the Atlantic Ocean. Level 3 has made investments in a trans-Pacific cable system (US-Japan) in addition to its own facilities.

    In addition, in January 2000, Tyco International Ltd., a manufacturing and service company, announced that its undersea fiber optics business will design, build, operate and maintain its own global undersea fiber optics communications network. Tyco announced that the trans-Atlantic portion of the first phase will be completed and operational by the end of 2001 and the remainder of the first phase, consisting of trans-Pacific and European systems, will be completed and operational by the end of 2002.

    INTRA-EUROPEAN SERVICES COMPETITORS

    We believe that the intra-European market will become very competitive in the next 12-18 months as a result of the large number of proposed pan-European operators. At least eight pan-European networks have been announced or commenced operations, including: GTS, BT Farland, MCI WorldCom Ulysses, Alcatel/The Petabit Network, iaxis, Global Crossing PEC, Viatel Circe and KPN/Qwest.

    MIDDLE EASTERN TRANSMISSION SERVICES COMPETITORS

    We expect to compete against two primary competitors in this market:

    - SEA ME WE 3 (SMW3) This is a consortium cable system that connects the Asia/Pacific region via the Middle East to Western Europe along a similar route to the FLAG Europe-Asia cable system. SMW3 was originally planned to be in service in late 1997; however, it was significantly delayed and only recently entered commercial service. SMW3 has an initial capacity of 20 gigabits per second and is upgradeable to 40 gigabits per second. SMW3 has major investors that include many of the incumbent telecommunications operators along its route.

    - SATELLITE In addition to the SMW3 cable, carriers have the alternative of transmission by satellite, including existing geosynchronous satellites and low earth orbit systems now under construction. In general, satellite service is considered to be of inferior quality, because time delays and echos affect transmission, and service interruptions are more frequent. Furthermore, satellite systems are more expensive to launch and to maintain per circuit and generally have a shorter useful life and less capacity. Nonetheless, there are many communications satellites in geosynchronous orbit which are available to provide service.

    ASIA/PACIFIC REGIONAL TRANSIT COMPETITORS

    At present, two other systems compete in the Asia/Pacific market, SMW3 and APCN. Both are consortium systems.

    - SMW3 In Asia, this system connects from Singapore north through Asia to Japan, and also south to Australia.

    - APCN This consortium system is an established regional transit system around Asia. Many of the region's traditional operators are participants.

    In addition, several further systems are planned that may come into service between 2001-2003. These include APCN2, backed by incumbent Asian operators, PA-1, backed by NTT and US and European operators, and a system proposed by Global Crossing.

    EUROPE-ASIA LONG HAUL SERVICES COMPETITORS

    We also participate in the Europe-Asia long haul market through the FLAG Europe-Asia cable system. SMW3 is the primary direct competitor along this route. However, we expect the strongest competition in the future to come from an alternative routing from Europe to Asia across the Atlantic Ocean, trans-US, and across the Pacific Ocean to Japan.

REGULATION

    We will, in the ordinary course of development, construction and operation of our fiberoptic cable systems, be required to obtain and maintain various permits, licenses and other authorizations in both the United States and in foreign jurisdictions where our cables land, and we will be subject to applicable telecommunications regulations in such jurisdictions.

EMPLOYEES

    At December 31, 1999, the Company had approximately 46 full-time employees. None of the Company's employees are represented by a union or covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. In connection with the construction and maintenance of the FLAG Europe-Asia cable system, the Company has used third-party contractors, some of whose employees may be represented by unions or covered by collective bargaining agreements.

ITEM 2. DESCRIPTION OF PROPERTY.

    We maintain executive and administrative offices at Emporium Building, 69 Front Street, Hamilton HM12, Bermuda, where we lease approximately 4,000 square feet of office space. We also lease additional office space for our operations in London, England (2,000 square feet for the network operations center), Bangkok (900 square feet), Dubai (8,500 square feet) and Fujairah, U.A.E. (5,300 square feet for the network operations center).

ITEM 3. LEGAL PROCEEDINGS.

    We are involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us.

ITEM 4. CONTROL OF REGISTRANT.

    The Company is a wholly owned subsidiary of FLAG Telecom.

ITEM 5. NATURE OF TRADING MARKET.

    There is no established trading market for the Company's common shares.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

    Under Bermuda law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or on the remittance of dividends, interest or other payments to nonresident holders of securities. Neither Bermuda law nor the constituent documents of the Company provide for any limitations on the right of persons who are not citizens or residents of Bermuda to hold securities of the Company.

ITEM 7. TAXATION.

    Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon United States security holders.

    There is a limited income tax convention between the United States and Bermuda, the application of which generally is limited to insurance income.

ITEM 8. SELECTED FINANCIAL DATA.

    The following table sets forth selected historical financial data for the Company. The balance sheet data presented below as of December 31, 1995, 1996, 1997, 1998 and 1999 and the statement of operations data presented below for the years ended December 31, 1994, 1995, 1996, 1997, 1998 and 1999 are derived from the financial statements of the Company, which have been audited by Arthur Andersen, independent public accountants, and have been prepared in accordance with U.S. GAAP. The operating data presented below are derived from the Company's records. The Company was a development stage company until October 8, 1997, the date as of which provisional system acceptance of the FLAG Europe-Asia cable system occurred. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical financial statements of the Company and the notes thereto.

                                                          YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------------------
                                     1995(1)(2)        1996(2)         1997         1998         1999
                                    -------------   -------------   ----------   ----------   ----------
                                    (AS RESTATED)   (AS RESTATED)
                                                           (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
Capacity sales, net of
  discounts.......................    $     --        $     --      $  335,982   $  182,935   $  120,269
Standby maintenance and
  restoration revenue.............          --              --           4,011       25,313       40,188
                                            --              --         339,993      208,248      160,457
Sales and other operating
  expenses:
Cost of capacity sold.............          --              --         196,190      101,288       49,643
Operations and maintenance(7).....          --              --           4,600       37,931       30,482
Sales and marketing(3)(7).........      10,253             316           6,598       10,680       11,998
General and
  administrative(4)(7)............      10,560          12,466          30,615       22,518       36,486
                                      --------        --------      ----------   ----------   ----------
                                        20,813          12,782         238,003      172,417      128,609
                                      --------        --------      ----------   ----------   ----------
Operating income (loss)...........     (20,813)        (12,782)        101,990       35,831       31,848
Interest expense..................          --              --          20,193       61,128       54,409
Interest income...................         439           2,408           6,637       14,875        8,992
Gulf settlement(1)................          --              --              --           --           --
                                      --------        --------      ----------   ----------   ----------
Income (loss) before income
  taxes...........................     (20,374)        (10,374)         88,434      (10,422)     (13,596)
Provision for income taxes........          --              --           8,991        1,260        1,163
                                      --------        --------      ----------   ----------   ----------
Net income (loss) before
  extraordinary item..............     (20,374)        (10,374)         79,443      (11,682)     (14,732)
Extraordinary item(5).............          --              --              --      (59,839)          --
                                      --------        --------      ----------   ----------   ----------
Net income (loss).................     (20,374)        (10,374)         79,443      (71,521)     (14,732)
Cumulative pay-in-kind preferred
  dividends.......................       1,787          14,410          16,324        1,508           --
Redemption premium and write-off
  of discount on preferred
  shares(6).......................          --              --              --        8,500           --
                                      --------        --------      ----------   ----------   ----------
Net income (loss) applicable to
  common shareholders.............    $(22,161)       $(24,784)     $   63,119   $  (81,529)  $  (14,732)
Ratio of earnings to fixed
  charges.........................          --              --            1.60x
Deficiency of earnings to
  fixed charges...................    $(22,852)       $(38,802)             --   $  (11,930)  $  (13,569)

                                                          YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------------------
                                     1995(1)(2)        1996(2)         1997         1998         1999
                                    -------------   -------------   ----------   ----------   ----------
                                    (AS RESTATED)   (AS RESTATED)
                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Current assets....................    $  3,106        $  3,759      $   96,677   $   76,114   $   93,410
Funds held by collateral
  trustee.........................      46,537          48,194         425,905      255,366      134,066
Construction in progress..........     167,281         647,805             389       11,494           --
Capacity available for sale.......          --              --       1,208,948    1,095,099      774,366
Total assets......................     286,476         774,447       1,836,937    1,475,766    1,308,527
Current liabilities...............      74,453         206,486         370,555      232,814      136,164
Senior notes......................          --              --              --      424,679      425,270
Long-term debt....................      50,000         312,543         615,087      271,500      190,000
Deferred revenue..................          --              --         176,221       84,415      100,724
Preferred stock(6)................      98,711         113,121         129,445           --
Shareholders' equity:
  Class A common shares,
    $.0001 par value..............          13              13              13           13           --
  Class B common shares,
    $.0001 par value..............           9              22              57           57           64
  Additional paid-in capital(6)...      99,098         195,135         514,389      504,381      512,695
  Foreign currency translation
    adjustment....................          --              --              --         (704)        (680)
Retained earnings (accumulated
  deficit)........................     (42,499)        (52,873)         26,570      (44,951)     (59,683)
                                      --------        --------      ----------   ----------   ----------
                                      $ 56,621        $142,297      $  541,029   $  458,796   $  452,396

------------------------

(1) The 1995 and subsequent financial statements have been restated to reflect the $7.6 million portion of the $9.0 million payable to Gulf Associates Communications, Limited under a settlement agreement as an expense as this amount primarily related to their agreement to discontinue arbitration proceedings. This restatement increased net loss and net loss applicable to common shareholders as of December 31, 1994 by $7.6 million. This restatement had no effect on net loss and net loss applicable to common shareholders in 1995, 1996, 1997, 1998 or 1999.

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

(3) Commissions of $10.6 million incurred for purchase commitments obtained prior to July 3, 1995 were not contingent upon reaching and have been expensed in 1995 and 1996. Commissions for purchase commitments obtained after July 3, 1995 are recognized as an expense upon recognition of the related revenues.

(4) Included in general and administrative expenses for years ended
    December 31, 1995 to 1997 are program management expenses which include reimbursements to BANSC, a former shareholder of the Company, for all costs and out-of-pocket expenses incurred by BANSC in performing project management services pursuant to its arrangement with the Company. Costs and out-of-pocket expenses include payroll costs of BANSC employees and approved Bell Atlantic employees who work on the FLAG Europe-Asia cable system, rent, professional fees, office support and other costs. In addition, BANSC receives a fee equal to 16% of payroll costs and of certain outside contractor and consultant costs.

(5) In connection with the Refinancing, the Company recorded an extraordinary loss of $59.8 million, at December 31, 1998, representing the write-off of unamortized deferred financing costs related to the Old Credit Facility.

(6) In connection with the Refinancing, the Company redeemed the Preferred Shares at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the Preferred Shares on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital at December 31, 1998.

(7) Included in operating expenses for FLAG Limited are the following non-cash expenses: $2.6 million in operations and maintenance expenses; $1.5 million in sales and marketing expenses; $4.1 million in general and administrative expenses.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    The following discussion and analysis should be read in conjunction with the accompanying audited consolidated financial statements of the Company, including the notes related thereto appearing elsewhere in this Form 20-F.

OVERVIEW

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers, Internet service providers and other telecommunications companies through its ownership of the world's longest digital fiberoptic undersea cable system. The FLAG Europe-Asia cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China along a route which adjoins countries with approximately 75% of the world's population. The Company entered commercial service in November 1997 with 16 landing points in 13 countries providing capacity on the FLAG Europe-Asia cable system at market-based prices.

    Pursuant to a restructuring on February 26, 1999, the Company became a 66% owned subsidiary of FLAG Telecom Holdings Limited. On January 4, 2000, the remaining 34% of the Company was acquired by FLAG Telecom Holdings Limited.

REVENUE

    Our primary business to date has been to sell capacity on the FLAG Europe-Asia cable system. The primary method by which we have sold capacity has been through agreements providing for an outright sale of, or the sale of a right of use of, the capacity for the lifetime of this system. Each agreement provides that, in return for payment of the purchase price, the customer receives beneficial ownership of the relevant capacity. In addition, the customer becomes responsible for paying the agreed maintenance charges.

    We have recognized revenues from capacity sales on the FLAG Europe-Asia cable system upon the date the risks and rewards of ownership of the relevant capacity are transferred to the customer, which is the date the capacity is made available for activation and the customer becomes responsible for maintenance charges. The Financial Accounting Standards Board issued a recent pronouncement (FASB Interpretation No. 43), as a result of which sales of fiber-optic cable capacity after June 30, 1999 are to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. The application of this pronouncement will result in a deferral of revenue recognition for US GAAP purposes for certain capacity sale contracts that do not satisfy the necessary requirements of FASB Interpretation No. 43. This accounting treatment will not affect our cash flows from customers, who will continue to be liable for payments in accordance with the signed agreements.

    As a result of extending our range of products and services, we expect the greater part of our future sales to be under agreements which will require us to recognize revenues over the relevant term of these agreements. To the extent that we enter into contracts in the future that satisfy the requirements for sales type lease accounting, we will recognize revenues without deferral.

    We recognize revenues from providing maintenance and restoration services in the period in which we provide these services.

    We have previously considered revenues from operating lease transactions to be incidental. We have therefore recorded these revenues as reductions of the capacity available for sale. However, as noted above, the magnitude of these transactions has increased such that we now recognize revenues from lease transactions over the term of the leases.

    Payments due from purchasers of capacity are generally payable within 30 days; however, we have receivables outstanding greater than 30 days. We have established an allowance for doubtful accounts based on historical industry experience with potential uncollectible receivables and our expectations as to payments. As of December 31, 1999, we had an allowance of $6.8 million which principally relates to potential uncollectible amounts due from two carriers.

    All revenues from capacity sales agreements and billings of standby maintenance and restoration services are payable in U.S. dollars. All contracts for the provision by third parties of restoration are invoiced to us in U.S. dollars. Some vendor contracts for the provision to the FLAG Europe-Asia cable system of operations and maintenance services are payable in Japanese Yen, British Pounds, French Francs and Singapore Dollars in addition to U.S. dollars. Whenever deemed appropriate, we have hedged, and may continue to hedge, our exposure to foreign currency movements.

CAPACITY AVAILABLE FOR SALE

    The Company capitalized direct and indirect expenditures incurred in connection with the construction of the FLAG Europe-Asia cable system and such capitalized expenditures are charged to cost of sales as revenues from sales of capacity are recognized. Capacity available for sale totalled $774.4 million as of December 31, 1999.

ACCOUNTING FOR THE CAPITAL COSTS OF THE FLAG EUROPE-ASIA CABLE SYSTEM

    We capitalized direct and indirect expenditures incurred in connection with the construction of the FLAG Europe-Asia cable system. When a system was ready for commercial service we transferred such expenditures to capacity available for sale and charged a proportion of these expenditures to cost of sales as we recognized revenues from sales of capacity. In the case of the FLAG Europe-Asia cable system, the amount charged as cost of sales was a function of the allocated costs of construction for each segment and management's estimate of revenues from future capacity sales. As a result of the application of FASB Interpretation No. 43, sales on certain segments of the FLAG Europe-Asia cable system will not be able to satisfy the requirements for sales type lease accounting. The costs of these segments have been reclassified at July 1, 1999 and during the six months ended December 31, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life.

    As a result of extending our range of products and services, we expect the greater part of our future revenue to be under agreements that will be accounted for as operating leases or service contracts and will require us to recognize revenues over the relevant term of the agreements. We have therefore reclassified the remaining cost of the FLAG Europe-Asia cable from capacity available for sale to fixed assets in the first quarter of 2000. This cost will be depreciated over the remaining estimated economic life of the system. Capital costs associated with development of the other elements of the FLAG Europe-Asia cable system will be amortized over their respective economic lives.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1998

REVENUES

    Total revenue recognized by the Company during the year ended December 31, 1999, was $160.5 million compared to $208.2 million in total revenue for the year ended December 31, 1998.

    We recognized revenue from the sale of capacity of $120.2 million for the year ended December 31, 1999 compared to $182.9 million during the year ended December 31, 1998. The reduction in revenue is partly attributable to our deferring the recognition of some revenues to subsequent periods as the result of our adoption of FASB Interpretation No. 43 with effect from July 1, 1999 and partly as a result of accounting revenues in 1998 including certain non-cash items. As of December 31, 1999, we had entered into sales transactions with over 90 international telecommunication carriers and internet service providers compared to 80 as of December 31, 1998.

    We recognized revenue from standby maintenance and restoration services of $40.2 million for the year ended December 31, 1999 compared to $25.3 million for the year ended December 31, 1998. The increase of $14.9 million for the year ended December 31, 1999 is primarily a result of the increase in cumulative capacity sales on the FLAG Europe-Asia cable system combined with an increase in revenue from restoration services. Restoration services refer to receipts from third party cable systems in respect of traffic routed on the FLAG Europe-Asia cable system during periods when these cable systems are temporarily out of service.

OPERATING EXPENSES

    For the year ended December 31, 1999, we recorded $49.6 million in respect of the cost of capacity sold compared to $101.3 million recorded in the year ended December 31, 1998. The decrease in the cost of capacity sold in the year ended December 31, 1999 is primarily a result of lower revenue recognized from capacity sales combined with sales of capacity on segments having a lower cost of sales percentage, computed as described above for that segment, compared to the cost of sales for the segments on which capacity was sold during the year ended December 31, 1998.

    During the year ended December 31, 1999, we incurred $30.5 million in operations and maintenance costs compared to $37.9 million for the year ended December 31, 1998. Operations and maintenance costs relate primarily to the provision of standby maintenance under maintenance zone agreements as well as salaries and overhead expenses directly associated with operations and maintenance activities. The decrease in operations and maintenance costs is largely a result of the termination of the program management services agreement with Bell Atlantic Network Systems in May 1998 combined with lower costs of some maintenance zone agreements.

    During the year ended December 31, 1999, we incurred $12.0 million in sales and marketing costs compared to $10.7 million incurred during the year ended December 31, 1998. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by us.

    During the year ended December 31, 1999, we incurred $36.5 million of general and administrative expenses compared to $22.5 million during the year ended December 31, 1998. The increase in general and administrative costs in the year ended December 31, 1999, is largely due to higher depreciation costs of $10.6mn. This is a result of us adopting FASB Interpretation No. 43 which is effective from July 1, 1999, pursuant to which the cost of part of the FLAG Europe-Asia cable system which does not satisfy the requirements of sales type lease accounting is being depreciated over its remaining economic life. Prior to July 1, 1999, the cost of the cable system was wholly accounted for as capacity available for sale for which no depreciation was recorded but which was expensed as cost of capacity sold as revenues were recognized. In addition, operating expenses include a non-cash compensation expense of $4.1 million in respect of awards under our long term incentive plan. These charges are required under US accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

    During the year ended December 31, 1999 the Company incurred $54.4 million in interest expense on borrowings compared to $61.1 million incurred for the year ended December 31, 1998. The decrease in interest expense of $6.7 million is attributable to a reduction in long term debt facility from $271.5 million as at December 31, 1998 to $190.0 million as at December 31, 1999 combined with a $1.8 million reduction in amortized financing costs.

    During the year ended December 31, 1999 we capitalized $1.3 million of interest costs as a component of construction in progress.

    We earned interest income of $9.0 million during the year ended
December 31, 1999 compared to $14.9 million earned during the year ended December 31, 1998. Interest was earned on cash balances and short term investments held by the collateral trustee for the Company's credit facility or in escrow arising from ongoing business operations.

PROVISIONS FOR TAXES

    The provision for taxes was $1.2 million for the year ended December 31, 1999 compared to $1.3 million for the year ended December 31, 1998. The tax provisions for both years consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Europe-Asia cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

EXTRAORDINARY ITEM

    In connection with the refinancing that took place on January 30, 1998, the Company recorded an extraordinary loss of $59.8 million in the statement of operations. The loss on refinancing represents the write-off of unamortized deferred financing costs related to the Company's initial project financing (the "Old Credit Facility"). No refinancing occurred in the year ended December 31, 1999.

    In addition, in connection with the refinancing in January 1998, the Company redeemed the preferred shares at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the preferred shares on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital in the year ended
December 31, 1998. There were no costs of this nature recorded in the year ended December 31, 1999.

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

    For the year ended December 31, 1999 the Company recorded a net loss of $14.7 million compared to a net loss of $56.8 million for the year ended December 31, 1998, a decrease of $56.8 million. This decrease was attributable to a decrease in operating income of $4.0 million, a reduction in interest expense of $6.7 million, a decrease in extraordinary items of $59.8 million and a decrease in interest income of $5.9 million.

    The net loss applicable to common shareholders for the year ended December 31, 1999 was $14.7 million compared to a net loss for the year ended December 31, 1998 of $81.5 million.

    Basic and diluted income (loss) per Class A common shares increased from loss per share of ($0.07) in 1998 to Nil per share in 1999 reflecting the transfer of all Class A common shares to Class B common shares on February 26, 1999. Basic and diluted income (loss) per Class B common share decreased from a loss of ($0.13) per share in 1998 to a loss of ($0.02) in 1999 reflecting the increase in the number of shares from 565,858,741 to 635,796,338.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1997

REVENUES

    Total revenue recognized by the Company during the year ended December 31, 1998, was $208.2 million compared to $340.0 million in total revenue for the year ended December 31, 1997.

    Revenue recognized from the sale of capacity was $182.9 million for the year ended December 31, 1998 compared to $336.0 million during the period from October 8, 1997, the provisional system acceptance date, to December 31, 1997. The decrease in revenue recognized from capacity sales of $153.1 million from the period from provisional system acceptance to December 31, 1997 compared to the year ended December 31, 1998 is a result of 1997 revenue including sales of capacity entered into prior to provisional system acceptance of which $316 million was recognized as revenue. As of December 31, 1998, the Company had entered into sales transactions with 80 international telecommunication carriers compared to 66 as of December 31, 1997.

    Revenue recognized from standby maintenance fee was $25.3 million for the year ended December 31, 1998 compared to $4.0 million for the period from provisional system acceptance to December 31, 1997. The increase in standby maintenance revenue of $19.5 million for the year ended December 31, 1998 is due to the Company recognizing 12 months of standby maintenance revenue in 1998 compared to only three months in 1997 as a result of the Company commencing operations in October of 1997. The Company also generated revenues from restoration services during the year ended December 31, 1998. Revenues from these services, provided to alternate cable systems on a non-reciprocal basis, were $1.7 million. No revenues were recognized in respect of restoration services in 1997.

OPERATING EXPENSES

    For the year ended December 31, 1998, the Company recorded $101.3 million in respect of the cost of capacity sold compared to $196.2 million recorded in 1997. The gross profit on capacity sales of 44.60% for the year ended
December 31, 1998 compares to a gross profit of 41.60% realized in the period from provisional system acceptance to December 31, 1997. The cost of sales recorded in 1997 included a $28.9 million provision related to price protection credits, discussed below, compared to no such provision included in the 1998 cost of sales. The provision for price protection credits recorded in 1997 contributed to the lower gross margin experienced in 1997 compared to 1998. Cost of sales percentages used are a function of the allocated cost of constructing the FLAG Europe-Asia cable system and management's current best estimate of future capacity sales and third party market forecasts of capacity sales. Changes in management's estimate of future capacity sales revenues, including the expected sales value per unit, will result in prospective changes to cost of sales.

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

    During the year ended December 31, 1998 the Company incurred $37.9 million in operations and maintenance costs compared to $4.6 million for the period from provisional system acceptance to December 31, 1997. Operations and maintenance expenses relate primarily to the provision of standby maintenance under maintenance zone agreements as well as salaries and overheads directly associated with operations and maintenance activities. Costs recognized in 1997 represent the portion of standby operations and maintenance expenses incurred from provisional system acceptance to December 31, 1997. No maintenance costs were incurred by the Company during construction.

    During the year ended December 31, 1998, $10.7 million in sales and marketing costs were recognized compared to $6.6 million recognized during the period from provisional system acceptance to December 31, 1997. Sales and marketing costs comprise sales commissions due under agreements with the Company's suppliers and BANS plus costs associated with sales and marketing activities.

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

INTEREST EXPENSE AND INTEREST INCOME

    During the year ended December 31, 1998 the Company incurred $61.1 million in interest expense on borrowings compared to $20.2 million incurred during the period from provisional system acceptance to December 31, 1997. Prior to provisional system acceptance, the Company capitalized interest costs as a component of construction in progress.

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

PROVISIONS FOR TAXES

    The provision for taxes was $1.3 million for the year ended December 31, 1998 compared to $9.0 million for the period from provisional system acceptance to December 31, 1997. The tax provisions for both years consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Europe-Asia cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016. The decrease in tax expense of $7.7 million is due to a greater proportion of sales recorded in 1998 to customers in jurisdictions where the Company does not have a taxable presence.

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

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

    For the year ended December 31, 1998 the Company recorded a net loss of $71.5 million compared to net income of $79.4 million for the year ended December 31, 1997, a decrease of $150.9 million. This decrease was attributable to a reduction in operating income of $66.2 million, an increase in interest expense of $40.9 million and an extraordinary loss on refinancing of $59.8 million partially offset by an $8.2 million increase in interest income and a $7.7 million reduction in tax expense.

    The net loss applicable to common shareholders for the year ended
December 31, 1998 was $81.5 million compared to a net income for the year ended December 31, 1997 of $63.1 million.

    Basic and diluted income (loss) per Class A common shares decreased from income per share of $0.05 in 1997 to a loss of $0.07 per share in 1998 reflecting the loss applicable to common shareholders in 1998. Basic and diluted income (loss) per Class B common share decreased from income per share of $0.14 in 1998 to a loss of $0.13 per share in 1998 reflecting the loss applicable to common shareholders in 1998 and an increase in the weighted average Class B common shares outstanding during the period from 396,890,512 to 565,858,741.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operations to date through a combination of equity contributions, shareholder advances, bank debt and the proceeds of a debt offering. On January 30, 1998, the Company completed a refinancing which resulted in the repayment of all outstanding borrowings under its then existing credit facility and the redemption of its Series A preferred shares. The refinancing consisted of $320.0 million of bank loans (and a revolving credit facility of $50 million) maturing January 30, 2005 and $430 million of 8 1/4% Senior Notes maturing January 30, 2008.

    Subsequent to the refinancing, the Company made principal prepayments to reduce the bank loans to approximately $175 million. On February 16, 2000, the Company repaid a further $25 million and amended its existing credit facilities to consist of a $150 million six-year term loan facility (all of which is outstanding) and a $10 million revolving credit facility (none of which is outstanding). Dresdner Kleinwort Benson and Barclays Capital acted as joint lead arrangers. These facilities bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of the 8 1/4% Senior Notes of the Company. The facilities are secured by a pledge of all of the capital stock of the Company and by assignment of the Company's contracts and a security interest in its bank accounts and intangible property. In connection with this amendment, the Company paid fees and expenses to the joint lead arrangers totaling approximately $3.5 million.

    At the end of March 1998, we entered into two interest rate swap agreements to manage our exposure to interest rate fluctuations on our credit facilities. Under the swap agreements, we pay a fixed rate of 5.6% on a notional amount of $60 million and a fixed rate of 5.79% on a notional amount of $100 million and the swap counterparty pays the floating rate based on LIBOR. One swap agreement terminated in

January 2000 and the other swap agreement terminates in July 2000, unless extended for an additional six months at the option of the swap counterparty. Under the bank loan facility as now in effect, we are obligated to hedge interest rate risk to the extent of 50% of the outstanding principal amount of the loans for three years. We recognize the net cash amount received or paid on interest rate hedging instruments as an adjustment to interest cost on the related debt.

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

    As of December 31, 1999, 1998, 1997 and 1996, the Company had working capital deficits of $42.8 million, $156.7 million, $273.9 million and $202.7 million, respectively. The working capital deficits as of December 31, 1999 and 1998 were primarily a result of the current accounts payable to the contractors for the FLAG Europe-Asia cable system which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital. The working capital deficits as of December 31, 1997 and 1996 are primarily the result of: (i) proceeds from equity capital calls and the issuance of the Preferred Shares held by the Collateral Trustee being classified as a non-current asset and therefore excluded from working capital;
(ii) drawdowns under the Old Credit Facility not taking place until expenditures for capacity available for sale are made; and (iii) the Company recording current accounts payable to the Contractors and to BANSC for costs incurred under the Construction Contract and the Program Management Services Agreement, respectively, until such amounts are paid, generally one to two months after the invoice date.

    Total cash provided by operating activities and used in investing activities as of December 31, 1999 was $78.6 million and $120.2 million, respectively. As of December 31, 1999, cash on deposit with the collateral trustee or in escrow had decreased to $134.1 million from $255.4 million at December 31, 1998, primarily as a result of the repayment of a portion of the term loan facility and payments to the contractors.

    Total cash provided by operations and used in investing activities during the year ended December 31, 1998 was $88.8 million and $186.1 million, respectively.

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

    During the year ended December 31, 1996 total cash used by the Company in operating activities was $12.1 million, cash payments for organization and financing costs were $29.3 million and $329.9 million was expended on investing activities, primarily for FLAG Europe-Asia cable system construction costs. These cash payments were funded by equity capital calls of $110.5 million and borrowings under the Old Credit Facility of $262.5 million, less the $1.7 million increase in funds held by the Collateral Trustee.

    In November and December 1997, the Company entered into interest rate collars and treasury rate lock agreements with a total notional amount of $400 million to hedge its exposure to interest rate movements occurring between the date the hedges were entered into and the anticipated date of the closing of the Company's issuance of the Senior Notes.

ASSETS

    Our major asset is the telecommunications capacity available for sale on the cable system of $774 million and related fixed assets of $300 million. As a result of the application of FASB Interpretation No. 43 noted above, sales on certain parts of the cable system will not be able to satisfy the requirements for sales type lease accounting. Accordingly the costs of these parts of the system have been reclassified with effect from July 1, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining economic life. As noted earlier, we expect the greater part of our future sales will preclude the application of sales type lease accounting. Accordingly we have reclassified the remaining cost of the cable from capacity available for sale to fixed assets during the first quarter of 2000. Our other fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and motor vehicles.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    As a result of certain vendor contracts, the Company is exposed to foreign currency risk, and as a result of its financing structure, to interest rate risk.

CURRENCY RISK

    The Company does not believe that it is exposed to significant risk from movements in foreign currency exchange rates. All revenues from the disposition of capacity and billings of standby maintenance and restoration services are payable in Dollars. All contracts for the provision by third parties of restoration are invoiced to the Company in Dollars. Certain vendor contracts for the provision to the FLAG Europe-Asia cable system of operations and maintenance services and local operating expenses of its overseas subsidiary companies are payable in currencies other than Dollars. Management believes that these exposures are not material to the financial position of the Company. Whenever deemed appropriate, the Company may hedge its exposure to foreign currency movements.

INTEREST RATE RISK

    The Company is exposed to interest rate risk in its financing instruments. The Company's long-term financing is provided by fixed rate senior notes and floating rate bank debt. The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The counterparties to these instruments are major financial institutions with high credit quality. The Company is exposed to credit loss in the event of nonperformance by these counterparties.

    The Company also receives interest at floating rates on funds held by the Collateral Trustee and in escrow. See "Liquidity and Capital Resources" above.

LONG-TERM DEBT

                                                                                   PRINCIPAL                        COMPANY'S
                               PAYMENTS       MATURITY                               AMOUNT       FAIR VALUE        OPTION TO
TYPE OF INSTRUMENT                DUE           DATE          INTEREST RATE       ($, MILLION)   ($, MILLION)        REDEEM
------------------           -------------  ------------   --------------------   ------------   ------------   -----------------
Senior Notes...............  Semi-annually  January 2008   Fixed 8 1/4%               430.0          395.6      Any time after
                                                                                                                January 2003

Bank Credit Facility.......  Quarterly      January 2005   Floating LIBOR + 190       190.0          190.0      At any time
                                                           to 212.5 basis
                                                           points

INTEREST RATE SWAPS

                                                                                                                       COUNTER-
                                                                                         NOTIONAL                      PARTY'S
                                   PAYMENTS      MATURITY        RATE        RATE         AMOUNT       FAIR VALUE     OPTION TO
TYPE OF INSTRUMENT                    DUE          DATE        PAYABLE    RECEIVABLE   ($, MILLION)   ($, MILLION)   EXTEND UNTIL
------------------                 ---------  ---------------  --------   ----------   ------------   ------------   ------------
Pay fixed, receive floating......  Quarterly  January 2000(1)    5.60%    LIBOR             60.0           0.1       January 2001

Pay fixed, receive floating......  Quarterly  July 2000          5.79%    LIBOR            100.0           0.3       July 2001

    The LIBOR rate at December 31, 1999 was 6.00125%.

(1) This interest rate swap was not extended.

RECENT ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has recently issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." This Interpretation clarifies that sales of real estate with property improvements or integral equipment that cannot be removed and used separately from the real estate without incurring significant costs should be accounted for under FASB Statement No. 66, "Accounting for Sales of Real Estate" ("FAS 66"). The provisions of this Interpretation are effective for all sales of real estate with property improvements or integral equipment entered into after June 30, 1999. The application of this statement resulted in a deferral of revenue for certain capacity sales contracts that do not satisfy the requirements of FAS 66. We expect the greater part of our future revenues will be under agreements that will require us to recognize revenues over the term of the agreements. However, to the extent that we enter into contracts in the future that will satisfy the requirements for sales type lease accounting, we will recognize revenues without deferral.

    The interpretation and application of FASB Interpretation No. 43 and the accounting for sales of capacity are evolving within the telecom industry. A number of questions and issues are being taken to the accounting standard setting boards and different accounting treatments may ultimately be approved, which may change the timing and methods of recognition of revenues and the related costs. We expect further clarification over the next few months but any changes to the accounting treatment will have no impact on our cash flows.

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Following the amendment made by SFAS No. 137, SFAS 133 is effective for periods beginning after June 15, 2000. Management is currently assessing the impact of the adoption of SFAS 133 on the Company's financial position and results of operations, which may be material.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

    The following table sets forth, as of December 31, 1999, certain information and ages for each of the Company's directors and certain senior managers:

NAME                                         AGE                POSITION WITH COMPANY
----                                       --------   -----------------------------------------
Andres Bande.............................  55         Chairman and Chief Executive Officer
Steven Smith(1)..........................  35         Director
Stuart Rubin.............................  52         Assistant Secretary
James Campbell...........................  39         Chief Financial Officer and Resident
                                                      Representative

------------------------

(1) Mr. Smith resigned from the Company's Board of Directors in January 2000.

    ANDRES BANDE. Mr. Bande has served as Chairman of the Board and Chief Executive Officer of the Company since January 1998 and is the Chairman and Chief Executive Officer of FLAG Telecom. Before joining the Company, Mr. Bande was the President of Sprint International from 1996 to the beginning of

1998. Prior to that, he was President of Ameritech International Corporation from 1990 to 1996. From 1987 to 1990, Mr. Bande was Executive Vice President of US West International. From 1976 to 1986, he was President of Teleconsult, an international telecommunications consulting practice. He holds a law degree from the University of Chile and a Master's degree in politics and international law from Oxford University.

    STEVEN SMITH.  Mr. Smith served as our director until January 2000.
Mr. Smith is the Director of Strategic Planning for Bell Atlantic International Telecommunications. He is responsible for overall planning, business development, and strategy formulation for Bell Atlantic's international wireline investments. Mr. Smith received a Bachelor's Degree with honors in Mechanical Engineering Technology from the State University of New York at Binghamton and an MBA with honors from the University of Rochester. Mr. Smith is a Chartered Financial Analyst (CFA).

    STUART RUBIN. Mr. Rubin has served as the General Counsel of the Company since January 1996. Mr. Rubin is also the General Counsel and Assistant Secretary of FLAG Telecom. Prior to joining the Company, Mr. Rubin spent over
20 years with the law firm of Coudert Brothers, as a partner for the last 12, and two years with the U.S. Peace Corps in Malaysia. As an international lawyer, Mr. Rubin worked extensively in Southeast Asia, the U.S., and England, specializing in cross border financial transactions, joint ventures and other commercial transactions. Mr. Rubin holds a J.D. degree from Columbia University School of Law and a Bachelor of Arts degree in Political Science from Union College.

    JAMES CAMPBELL. Mr. Campbell has served as Director of Finance and Accounting for FLAG Limited since December 1995. Prior to joining the Company, Mr. Campbell was Chief Financial Officer of BDC Limited of Hamilton Bermuda for three years. Mr. Campbell started his career at Cooper's and Lybrand. He joined Hill and Company in 1989 and subsequently spent two years with Cineplex Corporation. He is a Chartered Accountant and holds a Business Management degree with a major in Finance from Ryerson Institute in Toronto Canada.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

    For the year ended December 31, 1999, the aggregate compensation of all members of the Board of Directors and executive officers of the Company was approximately $2.3 million.

    The Company set up the 1998 Long-Term Incentive Plan (the "Plan") in 1998. This was adopted by FLAG Telecom during 1999. All employees of the Company can participate in the Plan. The purpose of the Plan is to allow us and FLAG Telecom to attract, retain and reward officers, employees, consultants and certain other individuals and to compensate them in a way that provides additional incentives and enables such individuals to increase their ownership interests. Individual awards under the Plan may take the form of:

    - incentive stock options ("ISOs") or non-qualified stock options ("NQSOs");

    - stock appreciation rights ("SARs");

    - restricted or deferred stock;

    - dividend equivalents;

    - bonus shares and awards in lieu of our obligations to pay cash compensation; and

    - other awards the value of which is based in whole or in part upon the value of the common shares.

    The Plan is administered by a committee, whose members were appointed by the Board of Directors of FLAG Telecom. The committee is empowered to select the individuals who will receive awards and the terms and conditions of those awards, including exercise prices for options and other exercisable awards, vesting and forfeiture conditions (if any), performance conditions, the extent to which awards may be transferable and periods during which awards will remain outstanding. Awards may be settled in cash, shares, other awards or other property, as determined by the committee.

    The maximum number of common shares that may be subject to awards under the Plan may not exceed 6,763,791.

    The Plan may be amended by the Board of Directors of FLAG Telecom. The number and kind of shares reserved or deliverable under the Plan and the number and kind of shares subject to outstanding awards are subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

    There are no options or other rights to purchase the Company's securities.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

    The Company and certain of the shareholders or affiliates of FLAG Telecom have entered into agreements for the development, construction, operation, financing and marketing of the FLAG Europe-Asia cable system. The following paragraphs are a summary of the material provisions of certain of these agreements and are qualified in their entirety by reference to the actual agreements, copies of which are available from the Company.

PROGRAM MANAGEMENT SERVICES AGREEMENT

    Under the terms of the Program Management Services Agreement, Bell Atlantic Network Systems, one of FLAG Telecom's shareholders, managed all aspects of the planning and construction of the FLAG Europe-Asia cable system including the regulatory aspects, physical layout, development of specifications, evaluation of contract bids, negotiation of the construction and maintenance agreement and supplemental arrangements, development of restoration plans, development of an operations and maintenance plan, development of a quality assurance plan and management of the actual construction and installation of the FLAG Europe-Asia cable system. The Company, in consideration of such services, agreed to reimburse Bell Atlantic Network Systems for all costs and out-of-pocket expenses incurred in connection with performing such services, plus a fee equal to 16% of payroll costs and certain outside contractor and consultant costs. In May 1998, the Company entered into a Termination and Release Agreement providing for the termination of the program management services provided by Bell Atlantic Network Systems. The total payments made under these agreements to settle all outstanding liabilities were $70 million.

MARKETING SERVICES AGREEMENT

    The Company and Bell Atlantic Network Systems entered into a Marketing Services Agreement pursuant to which Bell Atlantic Network Systems was responsible for marketing the assignable capacity of the FLAG Europe-Asia cable system. Bell Atlantic Network Systems was appointed the exclusive sales agent for the Company throughout the world and bore all marketing expenses and costs it incurred in connection with these marketing services. The Company agreed to pay commissions at the rate of 4% of commitments obtained prior to July 3, 1995 and 3% of the commitments obtained thereafter. From inception through September 1999, the Company incurred commissions and other costs in the amount of $18.4 million. In May 1998, under a Marketing Transition Agreement, the Company and Bell Atlantic Network Systems agreed to terminate the Marketing Services Agreement. Under the Marketing Transition Agreement, the Company agreed to pay certain closing down expenses, certain commissions in connection with their pre-termination activities, and up to $3 million in commissions resulting from certain post-termination sales. In this regard, the Company incurred
$0.5 million in closing down expenses, $15.9 million related to commissions in connection with pre-termination sales activity and $2 million in connection with post-termination sales activity. No further commissions are due in relation to post-termination sales activity. As at September 30, 1999, $1.7 million of the above remained unpaid and fully accrued by the Company. Also, under the Marketing Transition Agreement, the Company agreed to pay a 50% commission in the event that Bell Atlantic Network Systems or an affiliate secures the sale of four whole DS3s on the FLAG Europe-Asia cable system. No such sales have occurred to date.

CONSTRUCTION CONTRACT

    Under the Company's previous credit facility, in order to obtain political risk insurance through the Ministry of International Trade and Industry of Japan, the Company named Marubeni, one of FLAG Telecom's indirect beneficial shareholders, as a nominal contractor under the construction contract. The construction contract provided that payments for substantially all of the goods and services that were sourced from outside of the United States were to be remitted through Marubeni to the relevant contractor. The Company made no payments to Marubeni in connection with its acting as nominal contractor.

PREVIOUS CREDIT FACILITY

    Marubeni was the administrative agent for Tranche B of the Company's previous credit facility and was paid a customary agency fee. The Company has retired all amounts outstanding under this credit facility, including the Tranche B indebtedness. From inception to March 31, 1998, $15.5 million in fees were paid to Marubeni.

CONTINGENT SPONSOR SUPPORT AGREEMENTS

    As a condition to obtaining the Company's previous credit facility, certain of the Company's then-existing shareholders entered into Contingent Sponsor Support Agreements to provide up to $500 million of additional equity contributions in the event of certain defaults. The Company's previous credit facility has been repaid, which benefitted the affected shareholders by releasing them from their contingent obligations under the Contingent Sponsor Support Agreements.

EMPLOYEE SERVICES AGREEMENT

    The Company has entered into an Employee Services Agreement with Bell Atlantic Global Systems under which Bell Atlantic Global Systems has seconded certain employees to the Company. As of September 1, 1999, two Bell Atlantic Global Systems employees were seconded to the Company. The Company incurred total costs of $217,000 for this service from February 27, 1999 to September 30, 1999.

EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION; TAX AGREEMENT

    On February 26, 1999, the Company's then shareholders other than Bell Atlantic Network Systems exchanged all their common shares in the Company for common shares in FLAG Telecom. Bell Atlantic Network Systems, however, exchanged only a limited portion of its common shares in the Company for 3,666,155 common shares in FLAG Telecom. At the same time, Bell Atlantic Network Systems and FLAG Telecom entered into an Exchange Agreement and Plan of Reorganization providing that Bell Atlantic Network Systems' remaining common shares in the Company would be exchanged for common shares in FLAG Telecom in the event that, prior to February 26, 2002, Bell Atlantic received certain regulatory approvals from the Federal Communications Commission allowing Bell Atlantic to offer long distance service. Effective January 4, 2000, Bell Atlantic Network Systems exchanged the remaining 36,256,121 common shares it held in the Company for an equivalent number of common shares in FLAG Telecom.

    The initial transfer by Bell Atlantic Network Systems of some of its common shares in the Company and the subsequent transfer by Bell Atlantic Network Systems of its remaining shares in the Company are intended to be treated as tax-free transactions for United States federal income tax purposes. Under a tax agreement between FLAG Telecom and Bell Atlantic Network Systems, FLAG Telecom agreed (1) to make customary representations that are designed to ensure that each exchange is treated as a tax-free transaction and (2) not to dispose of any shares in the Company or to permit the Company to dispose of substantially all of its assets for a five-year period following the initial or any subsequent exchange of shares. Any breach of this agreement would require FLAG Telecom to indemnify Bell Atlantic and Bell Atlantic Network Systems against any resulting United States federal, state or local tax consequences.

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

ITEM 18. FINANCIAL STATEMENTS.

    Reference is made to pages F-1 through F-21 and Item 19.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

    (a) See page F-1 for a listing of the financial statements that are filed as part of this Form 20-F.

    (b) The following documents are filed as Exhibits to this Form 20-F:

       1.1 Schedule 2 -- Allowance for Doubtful Accounts

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants (Arthur
  Andersen).................................................    F-2
Consolidated Balance Sheets as of December 31, 1999 and
  December 31, 1998.........................................    F-3
Consolidated Statements of Operations for the years ended
  December 31, 1999, 1998 and 1997..........................    F-4
Consolidated Statements of Comprehensive Income for the
  years ended December 31, 1999, 1998 and 1997..............    F-5
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1999, 1998 and 1997..............    F-6
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................    F-7
Notes to Consolidated Financial Statements..................    F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of FLAG Limited:

    We have audited the accompanying consolidated balance sheets of FLAG Limited (a Bermuda company) and subsidiaries as of December 31, 1999 and December 31, 1998, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of FLAG Limited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FLAG Limited and subsidiaries as of December 31, 1999 and December 31, 1998, and the results of their operations and their cash flows for each of the three years ended
December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen
Hamilton, Bermuda
March 29, 2000

                                  FLAG LIMITED

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1999 AND 1998

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                 1999          1998
                                                              -----------   ----------
ASSETS:
CURRENT ASSETS:
  Cash......................................................  $     1,213   $    3,024
  Accounts receivable, net of allowance for doubtful
    accounts of $6,827(1998--$8,630)........................       89,814       70,211
  Due from affiliates and other receivables.................          950          206
  Prepaid expenses and other assets.........................        1,433        2,673
                                                              -----------   ----------
                                                                   93,410       76,114
Accounts receivable.........................................           --       20,854
Funds held by collateral trustee............................      134,066      255,366
Construction in progress....................................           --       11,494
Capacity available for sale.................................      774,366    1,095,099
Capitalized financing costs, net of accumulated amortization
  of $3,142 (1998--$1,498)..................................       10,708       12,352
Fixed assets, net...........................................      295,977        4,487
                                                              -----------   ----------
                                                              $ 1,308,527   $1,475,766
                                                              ===========   ==========
LIABILITIES:
CURRENT LIABILITIES:
  Accrued construction costs................................  $    52,411   $  146,165
  Accrued liabilities.......................................       27,409       33,214
  Accounts payable..........................................        4,980        6,018
  Income taxes payable......................................        3,767        6,453
  Due to affiliate..........................................        3,252        1,843
  Deferred revenue..........................................       44,345       39,121
                                                              -----------   ----------
                                                                  136,164      232,814
8 1/4% Senior Notes, due 2008, net of unamortized discount
  of $4,730 (1998--$5,321)..................................      425,270      424,679
Long-term debt..............................................      190,000      271,500
Deferred revenue and other..................................      100,724       84,415
Deferred taxes..............................................        3,973        3,562
                                                              -----------   ----------
                                                                  856,131    1,016,970
                                                              -----------   ----------
SHAREHOLDERS' EQUITY:
  Class A common shares, $.0001 par value...................           --           13
  Class B common shares, $.0001 par value...................           64           57
  Additional paid-in capital................................      512,695      504,381
  Foreign currency translation adjustment...................         (680)        (704)
  Accumulated deficit.......................................      (59,683)     (44,951)
                                                              -----------   ----------
                                                                  452,396      458,796
                                                              -----------   ----------
                                                              $ 1,308,527   $1,475,766
                                                              ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                           1999          1998          1997
                                                        -----------   -----------   -----------
REVENUES:
  Capacity sales, net of discounts....................  $   120,269   $   182,935   $   335,982
  Standby maintenance and restoration revenue.........       40,188        25,313         4,011
                                                        -----------   -----------   -----------
                                                            160,457       208,248       339,993

SALES AND OTHER OPERATING EXPENSES:
  Cost of capacity sold...............................       49,643       101,288       196,190
  Operations and maintenance (including non-cash
    compensation expense of $2,647 1998 and
    1997--nil)........................................       30,482        37,931         4,600
  Sales and marketing (including non-cash compensation
    expense of $1,534 1998 and 1997--nil).............       11,998        10,680         6,598
  General and administrative (including non-cash
    compensation expense of $4,127 1998 and
    1997--nil)........................................       25,537        21,674        30,339
  Depreciation and amortization.......................       10,949           844           276
                                                        -----------   -----------   -----------
                                                            128,609       172,417       238,003

OPERATING INCOME......................................       31,848        35,831       101,990

INTEREST EXPENSE......................................       54,409        61,128        20,193
INTEREST INCOME.......................................        8,992        14,875         6,637
                                                        -----------   -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES.....................      (13,569)      (10,422)       88,434
PROVISION FOR INCOME TAXES............................        1,163         1,260         8,991
                                                        -----------   -----------   -----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...............      (14,732)      (11,682)       79,443
EXTRAORDINARY ITEM....................................           --        59,839            --
                                                        -----------   -----------   -----------
NET INCOME (LOSS).....................................      (14,732)      (71,521)       79,443
CUMULATIVE PAY-IN-KIND PREFERRED DIVIDENDS............           --         1,508        16,324

REDEMPTION PREMIUM AND WRITE OFF OF DISCOUNT ON
  PREFERRED SHARES....................................           --         8,500            --
                                                        -----------   -----------   -----------
NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS...  $   (14,732)  $   (81,529)  $    63,119
                                                        ===========   ===========   ===========
Basic and diluted net income (loss) per common
  share--Class A......................................  $        --   $     (0.07)  $      0.05
Basic and diluted net income (loss) per common
  share--Class B......................................  $     (0.02)  $     (0.13)  $      0.14
                                                        ===========   ===========   ===========
Weighted average common shares outstanding--Class A...           --   132,000,000   132,000,000
Weighted average common shares outstanding--Class B...  635,796,338   565,858,741   396,890,512

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                1999       1998       1997
                                                              --------   --------   --------
NET INCOME (LOSS)...........................................  $(14,732)  $(81,529)  $63,119
Foreign currency translation adjustment.....................        24       (704)       --
                                                              --------   --------   -------
COMPREHENSIVE INCOME (LOSS).................................  $(14,708)  $(82,233)  $63,119
                                                              ========   ========   =======

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT NUMBERS OF SHARES)

                                   CLASS A                  CLASS B                                          FOREIGN
                                COMMON SHARES            COMMON SHARES        ADDITIONAL                    CURRENCY
                           -----------------------   ----------------------    PAID-IN         STOCK       TRANSACTION
                              SHARES       AMOUNT      SHARES       AMOUNT     CAPITAL     COMPENSATION    ADJUSTMENT
                           ------------   --------   -----------   --------   ----------   -------------   -----------
Balance, December 31,
  1996...................   132,000,000      13      215,465,946      22        195,135            --            --
                           ------------     ---      -----------     ---       --------      --------         -----
Preferred share dividends
  and accretion..........            --      --               --      --        (16,324)           --            --
Issuance of Class B
  shares for Cash........            --      --      335,612,492      34        335,579            --            --
Issuance of Class B
  shares to preferred
  shareholders...........            --      --       14,780,303       1             (1)           --            --
1997 net income..........            --      --               --      --             --            --            --
Balance, December 31,
  1997...................   132,000,000      13      565,858,741      57        514,389            --            --
Preferred share dividends
  and accretion..........            --      --               --      --         (1,508)           --            --
Premium on redemption of
  preferred shares.......            --      --               --      --         (6,641)           --            --
Write-off of unamortized
  discount on issuance of
  preferred shares.......            --      --               --      --         (1,859)           --            --
Foreign currency
  translation
  adjustment.............            --      --               --      --             --            --          (704)
1998 net loss applicable
  to common
  shareholders...........            --      --               --      --             --            --            --
                           ------------     ---      -----------     ---       --------      --------         -----
Balance, December 31,
  1998...................   132,000,000      13      565,858,741      57        504,381            --          (704)
                           ------------     ---      -----------     ---       --------      --------         -----
Conversion of Class A
  shares into Class B
  shares
    Class A shares
      retired............  (132,000,000)    (13)              --      --             13            --            --
    Class B shares
      issued.............            --      --       69,937,597       7             (7)           --            --
Stock compensation
  accrued................            --      --               --      --         17,277       (17,277)           --
Stock compensation
  current year change....            --      --               --      --             --         8,308            --
Foreign currency
  translation
  adjustment.............            --      --               --      --             --            --            24
1999 net loss applicable
  to common
  shareholders...........            --      --               --      --             --            --            --
Balance, December 31,
  1999...................            --      --      635,796,338     $64       $521,664      $ (8,969)        $(680)
                           ============     ===      ===========     ===       ========      ========         =====

                             RETAINED
                             EARNINGS         TOTAL
                           (ACCUMULATED   SHAREHOLDERS'
                             DEFICIT)        EQUITY
                           ------------   -------------
Balance, December 31,
  1996...................     (52,873)       142,297
                             --------       --------
Preferred share dividends
  and accretion..........          --        (16,324)
Issuance of Class B
  shares for Cash........          --        335,613
Issuance of Class B
  shares to preferred
  shareholders...........          --             --
1997 net income..........      79,443         79,443
Balance, December 31,
  1997...................      26,570        541,029
Preferred share dividends
  and accretion..........       1,508             --
Premium on redemption of
  preferred shares.......       6,641             --
Write-off of unamortized
  discount on issuance of
  preferred shares.......       1,859             --
Foreign currency
  translation
  adjustment.............          --           (704)
1998 net loss applicable
  to common
  shareholders...........     (81,529)       (81,529)
                             --------       --------
Balance, December 31,
  1998...................     (44,951)       458,796
                             --------       --------
Conversion of Class A
  shares into Class B
  shares
    Class A shares
      retired............          --             --
    Class B shares
      issued.............          --             --
Stock compensation
  accrued................          --             --
Stock compensation
  current year change....          --          8,308
Foreign currency
  translation
  adjustment.............          --             24
1999 net loss applicable
  to common
  shareholders...........     (14,732)       (14,732)
Balance, December 31,
  1999...................    $(59,683)      $452,396
                             ========       ========

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                1999       1998       1997
                                                              --------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) applicable to common shareholders.........  $(14,732)  $(81,529)  $  63,119
                                                              --------   --------   ---------
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
    Pay-in-kind preferred dividends.........................        --      1,508      16,324
    Amortization of financing costs.........................     1,644      3,427       6,082
    Provision for doubtful accounts.........................     1,803       (424)      9,054
    Depreciation............................................    10,949        844         276
    Deferred taxes..........................................       439     (1,038)      4,600
    Preferred share redemption premium......................        --      8,500          --
    Loss on debt refinancing................................        --     59,839          --
    Senior debt discount....................................       591        591          --
    Stock compensation......................................     8,308
    Add (deduct) net changes in operating assets and
     liabilities:
        Accounts receivable.................................      (578)    42,500    (142,179)
        Due from affiliates and other receivables...........      (744)       484        (371)
        Prepaid expenses and other assets...................     1,187       (272)        735
        Capacity available for sale.........................    56,127    113,849     196,190
        Accounts payable and accrued liabilities............    (6,654)    12,250      26,335
        Income taxes payable................................    (2,633)     2,062       4,391
        Due to affiliate....................................     1,409     (4,049)     (4,179)
        Deferred revenue....................................    21,533    (69,711)    104,779
                                                              --------   --------   ---------
            Net cash provided by operating activities.......    78,649     88,831     285,156
CASH FLOWS FROM FINANCING ACTIVITIES:
    Organization and financing costs incurred...............        --    (13,769)    (11,769)
    Proceeds from long-term debt............................        --    320,000     414,914
    Proceeds from 8 1/4% Senior Notes.......................        --    424,088          --
    Repayment of long-term debt.............................   (81,500)  (663,587)   (112,370)
    Capital contributions--common shares....................        --         --     335,613
    Redemption of preferred shares..........................        --   (139,453)         --
    Gulf settlement payment.................................        --         --      (3,000)
    Decrease (increase) in funds held by collateral
     trustee................................................   121,300    170,539    (377,711)
                                                              --------   --------   ---------
            Net cash provided by financing activities.......    39,800     97,818     245,677
CASH FLOWS FROM INVESTING ACTIVITIES:
    Cash paid for construction of network assets............  (122,770)  (181,998)   (527,808)
    Disposal (purchase) of fixed assets, net................     2,538     (4,146)       (845)
                                                              --------   --------   ---------
            Net cash used in investing activities...........  (120,232)  (186,144)   (528,653)
NET (DECREASE) INCREASE IN CASH.............................    (1,783)       505       2,180
    Effect of foreign currency movements....................       (28)        29          --
CASH, beginning of year.....................................     3,024      2,490         310
                                                              --------   --------   ---------
CASH, end of year...........................................  $  1,213   $  3,024   $   2,490
                                                              ========   ========   =========
SUPPLEMENTAL INFORMATION ON NON-CASH OPERATING ACTIVITIES:
    Decrease in capacity available for sale.................  $ 68,127   $ 25,054   $      --
    Decrease in accrued construction costs..................   (12,000)        --          --
                                                              --------   --------   ---------
    Cost of capacity sold...................................  $ 56,127   $ 25,054   $      --
                                                              --------   --------   ---------
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
    Increase in construction in progress....................  $ 41,016   $ 11,105   $ 757,722
    Increase in deferred revenue for capacity credits.......        --         --     (88,000)
    Decrease (increase) in accrued liabilities and
     construction costs.....................................    81,754    170,893    (123,964)
    Amortization of capitalized financing costs.............        --         --     (17,950)
                                                              --------   --------   ---------
    Cash paid for construction..............................  $122,770   $181,998   $ 527,808
                                                              --------   --------   ---------
SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW
  INFORMATION:
Interest paid...............................................  $ 52,379   $ 42,810   $  58,286
                                                              --------   --------   ---------
Interest capitalised........................................  $  1,281   $     --   $      --
                                                              ========   ========   =========

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

1. BACKGROUND

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of the world's longest independent, privately-owned digital fiberoptic undersea cable system, the FLAG Europe-Asia cable system. The FLAG Europe-Asia cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China (the "FLAG Route"), along a route which adjoins countries with approximately 70% of the world's population. The FLAG Europe-Asia cable system was constructed to address the growing demand for high performance, secure and cost-effective digital communications for voice, data and video along the FLAG Route. The Company provides capacity on the FLAG Europe-Asia cable system at market-based prices to licensed international carriers. The FLAG Europe-Asia cable system, which was placed in commercial service on November 22, 1997, cost approximately $1.6 billion to construct, and consists of over 28,000 kilometers of fiberoptic cable.

    On February 26, 1999, the Company was part of a reorganization whereby FLAG Telecom Holdings Limited ("FTHL"), a Bermuda company, became the holding company for the FLAG Telecom group of companies. Pursuant to this reorganization, all of the Class A common shares of the Company were converted to Class B common shares and the shareholders of the Company transferred to FTHL 418,259,688 Class B common shares in exchange for an equal number of shares in FTHL. As a result of this reorganization, FTHL held 65.79% of the share capital of the Company with the balance of 34.21% being held by Bell Atlantic Network Systems Company. On January 4, 2000, Bell Atlantic exchanged its remaining holding in the Company for shares in FLAG Telecom Holdings Limited (see Note 13).

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

    b)  Revenue Recognition

    Capacity contracts are accounted for as leases. For contracts that satisfy sales type lease accounting, revenues are recognised upon the date the risks and rewards of ownership are transferred to the purchaser, which is the date the capacity is made available for activation and the customer becomes responsible for maintenance charges. As a result of the issue of Interpretation 43 "Real Estate Sales, an Interpretation of FASB Statement No. 66", capacity contracts entered into after June 30, 1999 must satisfy the additional requirements for sales of real estate to qualify for sales type lease accounting.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Capacity contracts that do not qualify for sales type lease accounting are accounted for as operating leases and revenue is recognised over the term of the lease. Until June 30, 1999 revenues from operating lease transactions were considered incidental and recorded as a reduction of the capacity available for sale.

    Payments received from customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue.

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

    Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance and restoration are recognized over the period in which the service is provided.

    c)  Cost of Sales

    The cost relating to capacity sold under sales type lease contracts is recognized as cost of sales upon recognition of revenues. The amount charged to cost of sales is based on the ratio of capacity sales recognized as revenues in the period to total expected revenues over the entire life of the cable system multiplied by the total construction costs. This calculation of cost of sales matches costs with the relative sales value of each sale to total expected revenues.

    Management's estimate of total expected revenues over the life of the cable system may change due to a number of factors affecting estimated future revenues including changes in management's estimate of the units of capacity to be sold and changes in the expected sales value per unit of capacity to be sold. Additionally, the cost per unit will decrease in the event the Company elects to upgrade the capacity of the cable system in the future to increase the units of capacity available for sale. Changes in management's estimate of total expected revenues over the life of the cable system will result in adjustments to the calculations of cost of sales. These adjustments will be recorded on a prospective basis over future periods commencing with the period management revises its estimate.

    d)  Commissions

    Commissions for purchase commitments are recognized as an expense upon recognition of the related revenues.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    e)  Capacity Available for Sale and Construction in Progress

    Capacity available for sale is recorded at the lower of cost or fair value less cost to sell and is charged to cost of sales as capacity is sold. Until contracts are entered into that preclude sales type lease accounting for a particular segment, the cost of such segment will remain in capacity available for sale. Construction in progress is transferred to capacity available for sale at the date it is completed and placed into commercial operation if the capacity contracts on the particular segment will satisfy sales type lease accounting rules. Construction in progress relating to other segments is transferred to fixed assets and depreciated over its remaining economic life. Construction in progress is stated at cost. Capitalized costs include costs incurred under the construction contract, engineering and consulting fees, legal fees related to obtaining landing right licenses, costs related to program management, costs for the route surveys, interest and other costs necessary for developing the cable system.

    Costs of the network relating to capacity contracts accounted for as operating leases are treated as fixed assets and depreciated over the remaining economic life of the cable system.

    f)  Capitalized Financing Costs

    Costs incurred by the Company to obtain financing for the cable system have been capitalized and are being amortized over the term of the related borrowings. Capitalized costs relating to existing financings are written off when a refinancing occurs.

    g)  Fixed Assets

    Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment....................................  33 1/3% per annum
Fixtures and fittings.................................  20% per annum
Leasehold improvement.................................  Remaining lease term
Motor vehicles........................................  20% per annum
Network assets........................................  6 2/3% per annum

    h)  Interest Rate Derivatives

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

    For interest rate derivatives to qualify for hedge accounting, the debt instrument being hedged must expose the Company to interest rate risk and, at the inception of the derivative instrument and throughout the period the derivative is held, there must be a high correlation of changes in the market value of the derivative and interest expense of the hedged item. Under hedge accounting, net interest payments due to or from the counterparties are recorded as an increase or reduction in interest expense.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    If an interest rate derivative instrument were to terminate or be replaced by another instrument and no longer qualify as a hedge instrument, then it would be marked to market and carried on the balance sheet at fair value.

     i) Translation of Foreign Currencies

    Transactions in foreign currencies are translated into United States Dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at year-end are translated into Dollars at the rate of exchange at that date. Foreign exchange gains or losses are reflected in the accompanying statements of operations.

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

    j)  Long Term Incentive Plan

    As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123), the Company has chosen to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. The compensation expense is charged against operations rateably over the vesting period of the options.

    k)  Income Taxes

    Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not.

    l)  Net Income (Loss) per Common Share

    In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. Basic net income per Class B common share in 1999 is based on dividing the net income by the number of Class B common shares outstanding for the period as if the exchange had occurred on January 1, 1999. The basic net loss per Class A and Class B common share in 1998 are based on dividing net loss applicable to Class A and Class B shareholders by the weighted average number of common shares outstanding during the period.

    m) Impairment of Long-Lived Assets

    The Company periodically reviews events and changes in circumstances to determine whether the recoverability of the carrying value of long-lived assets should be reassessed. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows,

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) an impairment loss measured by the difference between the discounted cash flows and the carrying value of long-lived assets would be recognized by the Group.

    n)  Pending Accounting Standards

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Following the amendment made by SFAS No. 137, SFAS 133 is effective for periods beginning after June 15, 2000. Management is currently assessing the impact of the adoption of SFAS 133 on the Company's financial position and results of operations, which may be material.

3. FIXED ASSETS

    Fixed assets consist of the following:

                                                                1999       1998
                                                              --------   --------
Office furniture............................................  $    629    $1,231
Leasehold improvements......................................       224     2,326
Computer equipment..........................................     1,084     1,582
Motor vehicles..............................................       286       267
Network assets..............................................   304,703        --
                                                              --------    ------
                                                               306,926     5,406
Less--Accumulated depreciation..............................   (10,949)     (919)
                                                              --------    ------
Net book value..............................................  $295,977    $4,487
                                                              --------    ------

    As a result of the application of FIN 43, sales on certain parts of the cable system will not be able to satisfy the requirements for sales type lease accounting. Accordingly the costs of these parts of the system have been reclassified with effect from July 1, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful economic life of 15 years. An additional $90,000 was reclassified from Capacity Available for Sale to Fixed Assets during the six months ended December 31, 1999.

4. LONG-TERM DEBT

    The Company's long-term debt comprises the following:

                                                            1999       1998
                                                          --------   --------
Bank credit facility....................................   190,000    271,500
8 1/4% Senior Notes, due 2008, net of unamortized
  discount of $4,878 (1998--$5,321).....................   425,270    424,679
                                                          --------   --------
                                                          $615,270   $696,179
                                                          ========   ========

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

4. LONG-TERM DEBT (CONTINUED)
    On January 30, 1998, the Company completed a refinancing which consisted of $370,000 of bank credit facilities under the New Credit Facility and $430,000 of the Senior Notes. Proceeds received under the Senior Notes were $424,088, net of a $5,912 discount. The Senior Notes are not secured by any asset of the Company. Accordingly, they are effectively subordinated to any secured obligation arising from the New Credit Facility. Interest incurred on the Senior Notes is paid quarterly.

    The bank credit facilities include a seven-year $320,000 term loan facility and a $50,000 revolving credit facility. The Company's borrowings under the credit facility at December 31, 1999 are $190,000. Under the term loan and revolving credit facilities, borrowings bear interest at LIBOR plus 190 to 212.5 basis points and are secured by a pledge of substantially all of the Company's assets and revenues, other than the Company's physical assets.

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

    The collateral trustee maintains certain accounts in accordance with the terms of the Credit Facility. The collateral trustee has a security interest in these accounts.

    As at December 31, 1999, contractual maturities of debt are as follows:

YEAR ENDED DECEMBER 31,
-----------------------
2000........................................................       --
2001........................................................       --
2002........................................................       --
2003........................................................   58,080
2004........................................................  105,600
Thereafter..................................................   26,320
                                                              -------

    The above bank credit facility was amended on February 16, 2000. The contractual maturities of the new facility over the next five years are as follows:

YEAR ENDED DECEMBER 31,
-----------------------
2000........................................................       --
2001........................................................    5,625
2002........................................................   22,500
2003........................................................   28,125
2004........................................................   35,625
Thereafter..................................................   35,625
                                                               ------

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

5. PREFERRED SHARES

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

                                                                   1999              1998            1997
                                                              ---------------   ---------------   ----------
Shares outstanding..........................................               --                --    1,306,429
Share capital...............................................  $            --   $            --   $  129,445

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

    The preferred shareholders were issued 3,075,816 Class B common shares when they purchased the Preferred Shares. The Class B common shares had a fair value of $1 and therefore $3,076 was assigned to the Class B common shares issued and recorded as a discount on the Preferred Shares issued. The discount was being amortized over the term of the Preferred Shares and the amortization is included in cumulative pay-in-kind preferred dividends in the accompanying statements of operations. During the years ended December 31, 1998 and 1997 the Board of Directors declared Preferred Share pay-in-kind dividends resulting in the issue of 21,701 and 156,885 additional shares, respectively, of Preferred Shares. In addition, as of December 31, 1997, the Company accrued approximately $708 for additional pay-in-kind dividends for the period from December 16, 1997 to December 31, 1997.

6. SHAREHOLDERS' EQUITY

    a)  Class A Common Shares

    In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. 132,000,000 Class A shares were converted to 69,937,597 Class B shares.

    As of December 31, 1998 and 1997 132,000,000 Class A common shares were issued and outstanding.

    By ownership of their Class A common shares, the Class A shareholders were entitled to one vote per share at any meeting of Class A shareholders and, at any general meeting or special meeting of all shareholders, to a vote representing 11% of the total voting interests of the Company, multiplied by the percentage of Class A common shares held. Class A shareholders were entitled to receive 11% of any dividends or distributions declared, paid pro rata in proportion to the number of Class A common shares held, prior to the payment of any dividends or distributions to the Class B shareholders.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

6. SHAREHOLDERS' EQUITY (CONTINUED)
    b)  Class B Common Shares

    The authorized Class B common share capital of the Company consists of 1,000,000,000 shares with a par value of $.0001 per share. The following number of shares were issued and outstanding:

                                                         1999           1998           1997
                                                     ------------   ------------   ------------
Shares outstanding.................................   635,796,338    565,858,741    565,858,741
Share capital......................................  $         64   $         57   $         57

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

    During the year ended December 31, 1997, the Company issued, in exchange for cash consideration, 335,612,492 of the Class B common shares. The proceeds of the 1997 issue were used in funding the construction of the cable system. There were no issues of Class B common shares during 1998. All Class B common shares were funded at $1 per share.

7. STOCK OPTIONS

    In March, 1998, the Company adopted a Long-Term Incentive Plan under which the Company may grant up to 25,237,831 shares of common stock to eligible members of staff. During 1999, the Plan was adopted by the Company's parent company, FLAG Telecom Holdings Limited, and the maximum number of options that could be granted under the plan was increased to 40,582,746. Generally, options granted under this plan vest and are exercisable over periods up to 4 years, subject to meeting certain qualifying criteria. All options vest no later than eight years and expire ten years after the date of grant. The options can vest, and are exercisable, earlier on the commencement of an initial public offering of equity in the Company. As at December 31, 1998 and December 31, 1999 the total number of options granted were 14,146,236 and 24,566,394 respectively. No options had vested by December 31, 1999.

    Had the compensation for the Company's Long Term Incentive Plan been determined in accordance with SFAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                                1999
                                                              --------
Net loss attributable to common shareholders
  --as reported.............................................  (14,732)
  --pro forma...............................................  (25,065)
Loss per share
  --as reported.............................................    (0.02)
  --pro forma...............................................    (0.04)

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

7. STOCK OPTIONS (CONTINUED)
    The effects of applying SFAS 123 for disclosing compensation cost may not be representative of the effects on reported net income for future years.

    The weighted average fair value of options granted during 1998 and 1999 was $3.64 and $13.15 per share respectively. The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model using the following weighted average assumptions.

                                                                1999        1998
                                                              ---------   ---------
Dividend yield..............................................  0.0%        0.0%
Expected volatility.........................................  0.59        0.59
Risk-free interest rate.....................................  5.8%        5.8%
Expected lives of the options...............................  5.0 years   5.0 years

    The weighted average remaining contractual life of all options is
8.9 years.

8. BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE

                                        1999                      1998                        1997
                               ----------------------   -------------------------   -------------------------
                               CLASS A      CLASS B       CLASS A       CLASS B       CLASS A       CLASS B
                               --------   -----------   -----------   -----------   -----------   -----------
Net income (loss) before
  extraordinary item.........       --       $(14,732)     $(21,847)     $(21,847)      $63,119       $63,119
Extraordinary item...........       --             --      $(59,839)     $(59,839)           --            --
Net income (loss)............       --       $(14,732)     $(81,529)     $(81,529)      $63,119       $63,119
Percentage entitlement.......       --            100%           11%           89%           11%           89%
Net income (loss) per class
  before extraordinary
  item.......................       --       $(14,732)     $ (2,403)     $(19,444)      $ 6,943       $56,176
Extraordinary item...........       --             --      $ (6,582)     $(53,257)           --            --
Net income (loss) per
  class......................       --       $(14,732)     $ (8,968)     $(72,561)      $ 6,943       $56,176
Number of shares.............       --    635,796,338   132,000,000   565,858,741   132,000,000   396,890,512
Income (loss) per share
  before extraordinary
  item.......................       --       $  (0.02)     $  (0.02)     $  (0.03)      $  0.05       $  0.14
Extraordinary item per
  share......................       --             --      $  (0.05)     $  (0.10)           --            --
Net income (loss) per
  share......................       --       $  (0.02)     $  (0.07)     $  (0.13)      $  0.05       $  0.14

    In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. Basic net income per Class B common share in 1999 is based on dividing the net income by the number of Class B common shares outstanding for the period as if the exchange had occurred on January 1, 1999. The basic net loss per Class A and Class B common share in 1998 is based on dividing net loss applicable to Class A and Class B shareholders by the weighted average number of common shares outstanding during the period.

    The stock options granted during 1998, discussed in Note 7, did not have a dilutive effect on 1999 net income per common share or 1998 net loss per common share.

                                  FLAG LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31,1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

9. FINANCIAL INSTRUMENTS

    The following table presents the carrying amounts and fair values of the Company's financial instruments as of December 31, 1999, 1998 and 1997:

                                              1999                             1998                             1997
                                 ------------------------------   ------------------------------   ------------------------------
                                 NOTIONAL   CARRYING     FAIR     NOTIONAL   CARRYING     FAIR     NOTIONAL   CARRYING     FAIR
                                  AMOUNT     AMOUNT     VALUE      AMOUNT     AMOUNT     VALUE      AMOUNT     AMOUNT     VALUE
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Funds held by Collateral
  Trustee......................        --   $134,066   $134,066         --   $255,366   $255,366         --   $425,905   $425,909
8 1/4% Senior Notes............  $430,000   $425,270   $395,600   $430,000   $424,679   $419,250         --        --          --
Long-term debt.................        --   $190,000   $190,000         --   $271,500   $271,500         --   $615,087   $615,087
Interest rate swaps............  $160,000        --    $    370   $160,000        --    $  2,621         --        --          --
Interest rate collar
  agreement....................        --        --          --         --        --          --   $300,000        --    $ (1,613)
Treasury rate lock agreement...        --        --          --         --        --          --   $100,000        --    $ (1,260)

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

Funds held by Collateral Trustee.....  The carrying amount is a reasonable estimate of fair value as the balance includes amounts held in banks and time
                                       deposits with a short-term maturity.

8 1/4% Senior Notes..................  The carrying amount of the 8 1/4% Senior Notes is the net proceeds of the Senior Notes issue. The fair value is based on the market price of the Senior Notes at the relevant
                                       date.

Long-term debt.......................  The carrying amount of the long term debt is the proceeds drawn on the New Credit Facility. The debt is subject to
                                       variable interest rates, and therefore, in management's
                                       opinion, the carrying amount approximates the fair value of the long term debt.

Interest rate swaps..................  The interest rate swap agreements are "zero cost" meaning that the cost of acquiring the agreement is embedded in the interest rate spread. As such, the agreement does not have a carrying value. The fair value is estimated using an
                                       option pricing model and values the changes in interest
                                       rates since inception, and the potential for future changes over the remaining term.

Interest rate collar agreement.......  The interest rate collar agreement is "zero cost" meaning that the cost of acquiring the agreement is embedded in the interest rate spread. As such, the agreement does not have a carrying value. The fair value is estimated using an
                                       option pricing model and essentially values the potential
                                       for change in interest rates during the remaining term.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31,1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

9. FINANCIAL INSTRUMENTS (CONTINUED)

Treasury rate lock agreement.........  The treasury rate lock agreement is "zero cost" meaning that the cost of acquiring the agreement is embedded in the price spread. As such, the agreement does not have a
                                       carrying value. The fair value is estimated using an option pricing model and essentially values the potential for
                                       change in interest rates during the remaining term.

    At the end of March 1998, the Company entered into two interest rate swap agreements to manage the Company's exposure to interest rate fluctuations on the $370,000 bank credit facility undertaken on January 30, 1998 (the "New Credit Facility"). Under the swap agreements, the Company pays a fixed rate of 5.60% on a notional amount of $60,000, a fixed rate of 5.79% on a notional amount of $100,000, and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000, respectively, unless extended by an additional one year and six months, respectively, at the option of the counterparty. The swap agreement which terminated in January 2000 has not been extended.

    The 8 1/4% Senior Notes arising on the refinancing undertaken on January 30, 1998 (the "Senior Notes") accrue interest at the rate of 8 1/4% per annum paid semi-annually on January 30 and July 30 of each year, commencing on July 30, 1998 (see Note 4. "Long-term Debt"). Interest is expensed as it accrues. The Senior Notes are redeemable at the Company's option, in whole or in part, at any time on or after January 30, 2003, at specified option prices. In the event of any equity offering before January 31, 2001, the Company may use all or a portion of the net proceeds therefrom to redeem up to 33 1/3% of the original principal amount of the Senior Notes at a redemption price of 108.25% plus accrued and unpaid interest. If the Company has excess cash flow, as defined, for any fiscal year commencing in 2001, the Company is required, subject to certain exceptions and limitations, to make an offer to purchase the Senior Notes at specified prices. Upon a change in control, the noteholders may require the Company to purchase all or any portion of the outstanding notes at a price equal to 101% of the principal amount plus accrued but unpaid interest.

10. TAXES

    At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

    The provision for income taxes reflected in the accompanying statement of operations consists of taxes incurred on income derived from capacity sales and standby maintenance revenues from customers in certain jurisdictions along the FLAG Europe-Asia cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax.

    Income tax expense, which consists entirely of taxes payable to foreign governments, is comprised of the following:

                                                        1999       1998       1997
                                                      --------   --------   --------
Current.............................................   $  694     $2,281     $4,391
Deferred............................................      469     (1,021)     4,600
                                                       $1,163     $1,260     $8,991
                                                       ------     ------     ------

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31,1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

10. TAXES (CONTINUED)
    Deferred taxes arise principally because, for tax purposes, in certain jurisdictions, revenues from capacity sales are deferred and recognized as taxable income over the estimated life of the FLAG Europe-Asia cable system. The components of deferred tax liabilities are the following:

                                                      1999       1998       1997
                                                    --------   --------   --------
Capacity sales revenues deferred for tax
  purposes........................................  $17,066    $13,217     $7,145
Deferred commissions for tax purposes.............   (1,851)    (1,911)      (197)
Future depreciation for tax purposes..............   (8,648)    (5,797)    (2,362)
Tax losses carried forward........................   (2,220)    (1,479)        --
Other.............................................     (374)      (468)        14
                                                    -------    -------     ------
                                                    $ 3,973    $ 3,562     $4,600

Since Bermuda does not impose an income tax, the difference between reported tax expense in the accompanying statements of operations and tax as computed at statutory rates, is attributable to the provisions for foreign taxes shown above.

11. RELATED PARTY TRANSACTIONS

    The Company and certain of its Shareholders or affiliates thereof have entered into agreements for the development, construction, operation, financing and marketing of the FLAG Europe-Asia cable system.

    a)  Program Management Services Agreement

    Under the terms of a Program Management Services Agreement, Bell Atlantic Network Systems ("BANS"), a Shareholder of the Company, managed all aspects of the planning and construction of the FLAG Europe-Asia cable system. The Company reimbursed BANS for all related costs and out-of-pocket expenses plus a fee equal to 16% of payroll costs and certain outside contractor and consultant costs.

    Effective May 14, 1998, the Company entered into a Termination and Release Agreement providing for the termination of the Program Management Services Agreement with BANS. In June 1998, the Company made a final payment to BANS to settle all outstanding liabilities under the Program Management Services Agreement.

    b)  Marketing Services Agreement

    The Company and BANS, entered into a Marketing Services Agreement pursuant to which BANS was responsible for marketing the assignable capacity of the FLAG Europe-Asia cable system. BANS invoiced the Company for commissions at the rate of 3% of the commitments obtained.

    Effective May 21, 1998, under a Marketing Transition Agreement the Company and BANS agreed to terminate the Marketing Services Agreement. Under the Marketing Transition Agreement, the Company agreed to pay certain BANS' closing down expenses and certain commissions in connection with their pre-termination and post-termination activities. The Company will pay BANS (i) commissions accrued under the Marketing Services Agreement but remaining unpaid and (ii) up to $3,000 in commissions resulting from certain sales. Also under the Marketing Transition Agreement the Company has agreed to

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31,1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

11. RELATED PARTY TRANSACTIONS (CONTINUED) pay BANS or its affiliate a 50% commission where BANS or its affiliate secures the sale of four whole DS-3s (which equates to 84 whole MIUs) on the FLAG Europe-Asia cable system. The Company will accrue a liability for the commissions in the period it becomes probable that BANS or its affiliate will obtain the sales and that the amount of the commissions can be reasonably estimated.

    c)  Employee Services Agreement

    In May 1998, the Company entered into an Employee Services Agreement with Bell Atlantic Global Systems ("BAGS") pursuant to which BAGS seconds certain employees to the Company.

    Total amounts incurred for the above services are as follows:

                                     PROGRAM     MARKETING    BUSINESS     EMPLOYEE
                                    MANAGEMENT   SERVICES    DEVELOPMENT   SERVICES
                                    ----------   ---------   -----------   --------
1999..............................        --          --           --        $298
1998..............................   $ 2,823      $2,229         $662        $411
1997..............................    12,000       3,098          436          --

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

    Marubeni Corporation, the administrative agent for the financing provided under Tranche B, which was repaid in January 1998, is affiliated with Marubeni Telecom Development Limited, a Shareholder of the Company. Under the terms of the Agreement, Marubeni Corporation was entitled to certain arrangement and commitment fees. Fees incurred payable to Marubeni Corporation for the years ended December 31, 1998 and 1997 were $58 and $1,280, respectively. At the end of each year, no amounts were payable. Interest in relation to financing provided by Marubeni for the years ended December 31, 1998 and 1997 were $1,953 and $14,927, respectively, of which $nil and $579 were payable at the end of each year, respectively.

    The Company granted approximately $60,000 of capacity credits and $9,250 of cash to an affiliate of a Shareholder of the Company in connection with the construction of the FLAG Europe-Asia cable system in the year ended
December 31, 1997. The capacity credits were utilized during the year ended December 31, 1998.

12. COMMITMENTS AND CONTINGENCIES

    As of December 31, 1999, the Company was committed under supply contracts for the cable system for final payments totalling $52,411, representing funds withheld pending the completion of certain outstanding items under the contracts. Provision has been made in the Company's financial statements to cover the anticipated final payment.

                                  FLAG LIMITED

              FOR THE YEARS ENDED DECEMBER 31,1999, 1998 AND 1997

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    During 1997 the Company entered into an operations contract for the FLAG Network Operations Center (the "FNOC") with one of the landing parties on the FLAG Europe-Asia cable system. The terms of the contract require the landing party to provide a permanent facility in which to locate the FNOC along with qualified personnel and additional support as required to assist in the operations of the FNOC. In exchange for the services provided under the contract, the Company is committed to compensate the landing party an annual fixed charge for rent of the premises where the FNOC is located equal to $200 for the first year of the contract increasing in 5% increments for the following three years. Costs incurred by the landing party to provide qualified personnel and additional support are to be reimbursed by the Company on a cost plus basis.

    The Company has entered into lease agreements for the rental of office space. Estimated future minimum rental payments under the leases for the years ended December 2000, 2001, 2002 and 2003 and thereafter are as follows:

2000........................................................    $222
2001........................................................       7
2002........................................................      --
2003........................................................      --
Thereafter..................................................      --

    The Company is also committed to make quarterly payments under standby maintenance agreements for the period commencing October 8, 1997 and continuing through December 31, 2007. Estimated future payments under the standby maintenance agreements for the years ended December 2000, 2001, 2002 and 2003 and thereafter are as follows:

2000........................................................  $24,540
2001........................................................   24,790
2002........................................................   25,286
2003........................................................   25,792
Thereafter..................................................  108,428

    The estimated future payments under the standby maintenance agreements are based on a number of assumptions, including, among other things, the proportion of the total FLAG Europe-Asia cable system capacity sold at any point in time and the number of other cable systems serviced under the agreement.

    The Company is subject to legal proceedings and claims in the ordinary course of business. Based on consultations with legal counsel, management does not believe that any of these proceedings or claims will have a material effect on the Company's financial position or results of operations.

13. SUBSEQUENT EVENTS.

    On January 4, 2000, the Company became a wholly owned subsidiary of FLAG Telecom Holdings Limited, when the minority shareholder exchanged its remaining shares in the Company for shares in FLAG Telecom Holdings Limited.

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

                                                       FLAG LIMITED
                                                       (Registant)

                                                       By:            /s/ JAMES P. CAMPBELL
                                                            -----------------------------------------
                                                                        James P. Campbell
                                                                     CHIEF FINANCIAL OFFICER
Dated: March 30, 2000

                               INDEX TO EXHIBITS

      EXHIBITS                             DESCRIPTION OF EXHIBIT
---------------------   ------------------------------------------------------------
         1.1            Schedule 2 -- Allowance for Doubtful Accounts