Form 20-F
period 2000-12-31
FLAG LTD
filed 2001-04-18
CIK 1057603

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR

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

                                  CEDAR HOUSE
                                41 CEDAR AVENUE
                             HAMILTON HM12, BERMUDA
                    (Address of principal executive offices)
                            ------------------------

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

    Ordinary Shares, $.0001 par value each......................................
                                                                     635,796,338

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                      --------
PART I
Item 1.                 Identity of Directors, Senior Management and Advisers*......      3
Item 2.                 Offer Statistics and Expected Timetable*....................      3
Item 3.                 Key Information.............................................      3
Item 4.                 Information on the Company..................................      9
Item 5.                 Operating and Financial Review and Prospects................     13
Item 6.                 Directors, Senior Management and Employees..................     21
Item 7.                 Major Shareholders and Related Party Transactions...........     23
Item 8.                 Financial Information.......................................     24
Item 9.                 The Offer and Listing.......................................     24
Item 10.                Additional Information......................................     24
Item 11.                Quantitative and Qualitative Disclosures about Market            26
                          Risk......................................................
Item 12.                Description of Securities Other than Equity Securities......     27

PART II
Item 13.                Defaults, Dividend Arrearages and Delinquencies.............     27
Item 14.                Material Modifications to the Rights of Security Holders and     27
                          Use of Proceeds...........................................
Item 15.                [Reserved]..................................................     27
Item 16.                [Reserved]..................................................     27

PART III
Item 17.                Financial Statements**......................................     27
Item 18.                Financial Statements........................................     27
Item 19.                Exhibits....................................................     28
INDEX TO FINANCIAL STATEMENTS.......................................................    F-1

------------------------

*   Omitted because the item is inapplicable or the answer is negative.

**  The Registrant has responded to Item 18 in lieu of this Item.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable

ITEM 3. KEY INFORMATION

PRESENTATION OF FINANCIAL INFORMATION

    In this Form 20-F, references to "Dollars," "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. Certain amounts which appear in this Form 20-F may not sum because of rounding adjustments.

    Financial data included herein have been derived, unless otherwise indicated, from, and should be read in conjunction with, the financial statements of FLAG Limited (the "Company"), which have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Accordingly, unless otherwise indicated, the Company has presented certain financial information contained herein in Dollars. The Company's fiscal year ends on December 31. As used herein, "fiscal year" refers to the twelve-month period ending December 31, 2000.

SELECTED FINANCIAL DATA

    The following table sets forth selected historical financial data for the Company. The balance sheet data presented below as of December 31 for each of 1996, 1997, 1998, 1999 and 2000 and the statement of operations data presented below for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 are derived from the financial statements of the Company, which have been audited by Arthur Andersen, independent public accountants, and have been prepared in accordance with US GAAP. The operating data presented below are derived from the Company's records. The Company was a development stage company until October 8, 1997, the date as of which provisional system acceptance of the FLAG Europe-Asia ("FEA") cable system occurred. The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the historical financial statements of the Company and the notes thereto contained in Item 18. "Financial Statements".

                                                                 YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------------------
                                               1996(1)         1997         1998         1999         2000
                                            -------------   ----------   ----------   ----------   ----------
                                            (AS RESTATED)
                                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Capacity revenues, net of discounts
    (2)...................................     $     --     $  335,982   $  184,731   $  129,881   $   40,910
  Operations and maintenance revenue
    (2)...................................           --          4,011       23,517       30,576       40,942
                                               --------     ----------   ----------   ----------   ----------
                                                     --        339,993      208,248      160,457       81,852
Operating expenses:
  Cost of capacity sold...................           --        196,190      101,288       49,643           --
  Operations and maintenance(7)...........           --          4,600       37,931       30,482       32,180
  Sales and marketing(3)(7)...............          316          6,598       10,680       11,998       11,884
  General and administrative(4)(7)........       12,345         30,339       21,674       25,537       32,623
  Depreciation and amortization...........          121            276          844       10,949       76,485
                                               --------     ----------   ----------   ----------   ----------
                                                 12,782        238,003      172,417      128,609      153,172
Operating income (loss)...................      (12,782)       101,990       35,831       31,848      (71,320)
Interest expense..........................           --         20,193       61,128       54,409       50,452
Interest income...........................        2,408          6,637       14,875        8,992        8,318
Income (loss) before income taxes.........      (10,374)        88,434      (10,422)     (13,569)    (113,454)
Provision for income taxes................           --          8,991        1,260        1,163         (148)
Net income (loss) before extraordinary
  item....................................      (10,374)        79,443      (11,682)     (14,732)    (113,306)
Extraordinary item(5).....................           --             --      (59,839)          --           --
Net income (loss).........................      (10,374)        79,443      (71,521)     (14,732)    (113,306)
Cumulative pay-in-kind preferred
  dividends...............................       14,410         16,324        1,508           --           --
Redemption premium and write-off of
  discount on preferred shares(6).........           --             --        8,500           --           --
                                               --------     ----------   ----------   ----------   ----------
Net income (loss) applicable to common
  shareholders............................     $(24,784)    $   63,119   $  (81,529)     (14,732)    (113,306)
                                               ========     ==========   ==========   ==========   ==========
BALANCE SHEET DATA:
  Current assets..........................     $  3,759     $   96,677   $   76,114   $   93,410   $   98,812
  Restricted cash.........................       48,194        425,905      255,366      134,066      111,453
  Capacity available for sale.............           --      1,208,948    1,095,099      774,366           --
  Construction in progress................      647,805            389       11,494           --           --
  Total assets............................      774,447      1,836,937    1,475,766    1,308,527    1,222,584
  Current liabilities.....................      206,486        370,555      232,814      136,164      148,853
  Senior notes............................           --             --      424,679      425,270      425,861
  Long-term debt..........................      312,543        615,087      271,500      190,000       93,000
  Deferred revenue........................           --        176,221       84,415      100,724      210,158
  Preferred stock(6)......................      113,121        129,445           --           --           --
Shareholders' equity:
  Class A common shares, $.0001 par
    value.................................           13             13           13           --           --
  Class B common shares, $.0001 par
    value.................................           22             57           57           --           --
  Ordinary Shares, $.0001 par value.......           --             --           --           64           64
  Additional paid-in capital(6)...........      195,135        514,389      504,381      512,695      544,697
  Foreign currency translation
    adjustment............................           --             --         (704)        (680)        (418)
Retained earnings (accumulated deficit)...      (52,873)        26,570      (44,951)     (59,683)    (209,989)
                                               --------     ----------   ----------   ----------   ----------
                                               $142,297     $  541,029   $  458,796   $  452,396   $  341,354
                                               ========     ==========   ==========   ==========   ==========
ADDITIONAL FINANCIAL DATA:
  EBITDA(8)...............................      (12,661)       298,456      137,963       92,440        5,165
  Adjusted EBITDA(8)......................      (12,661)       491,235       68,720      122,281      136,054
  Cash Revenues...........................           --        532,772      139,005      181,990      206,311

--------------------------

(1) FLAG Limited restated its 1996 financial statements, as originally issued, to give effect to a $3.1 million discount on FLAG Limited's issuance of 3,075,816 shares of preferred stock in 1995. For the year ended
    December 31, 1996, this restatement had no effect on FLAG Limited's net loss, but increased the amount of net loss applicable to common shareholders by $0.55 million.

(2) Certain reclassifications have been made to conform to current year presentation.

(3) Commissions of $10.6 million incurred for purchase commitments obtained prior to July 3, 1995 were expensed in 1996. Commissions for purchase commitments obtained after July 3, 1995 are recognized as an expense upon recognition of the related revenues.

(4) Included in general and administrative expenses for years ended
    December 31, 1996 and 1997 are program management expenses which include reimbursements to Bell Atlantic Network Systems Company ("BANSC"), at that time a direct shareholder of the Company, for all costs and out-of-pocket expenses incurred by BANSC in performing project management services pursuant to its arrangement with the Company. Costs and out-of-pocket expenses include payroll costs of BANSC employees who worked on the FEA cable system, rent, professional fees, office support and other costs. In addition, BANSC received a fee equal to 16% of payroll costs and of certain outside contractor and consultant costs.

(5) In connection with the Company's issuance of 8 1/4% Senior Notes due 2008 and its entry into its existing credit facility, the Company recorded an extraordinary loss of $59.8 million, at December 31, 1998, representing the write-off of unamortized deferred financing costs related to its old credit facility.

(6) In connection with the Company's issuance of 8 1/4% Senior Notes due 2008 and its entry into its existing credit facility, the Company redeemed the Preferred Shares at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the Preferred Shares on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital at December 31, 1998.

(7) Included in operating expenses for FLAG Limited for the year ended December 31, 2000, are the following non-cash compensation expenses:
    $1.8 million in operations and maintenance expenses; $1.2 million in sales and marketing expenses; and $4.0 million in general and administrative expenses.

(8) EBITDA comprises operating income or loss plus the amounts for the following non-cash items: depreciation and amortization and cost of capacity sold. Adjusted EBITDA is EBITDA adjusted for changes in deferred revenues plus stock compensation. Management believes that these measures give a better view of the cash generation of the business due to the significant non-cash items included in the statement of operations. Some of this cash generated is subject to restrictions on use under agreements with lenders who are funding the various elements of the capital costs of the network.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

    The information in this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Forward-looking statements made in this report on Form 20-F are as of the date of filing with the Securities and Exchange Commission and should not be relied upon as of any subsequent date. We expressly disclaim any obligation to update information presented herein, except as may otherwise be required by law. The Company's actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed elsewhere in this report and the following:

RISKS RELATED TO OUR BUSINESS

IF WE FAIL TO OBTAIN THE RESOURCES REQUIRED TO ADAPT, UPGRADE OR EXPAND OUR CABLE SYSTEM, WE MAY NOT BE ABLE TO KEEP UP WITH DEMANDS FROM OUR CUSTOMERS OR CHANGES IN OUR INDUSTRY.

    We may need to upgrade, expand or adapt the components of the FEA cable system to respond to the following:

    - demand for greater transmission capacity;

    - changes in our customers' service requirements;

    - technological advances; and

    - government regulation.

    Any upgrade, expansion or adaptation of the FEA cable system could require substantial additional financial, operational and managerial resources which may not be available to us.

IF WE FAIL TO MAINTAIN CO-OPERATIVE RELATIONSHIPS WITH OUR LANDING PARTIES, OUR OPERATIONS MAY BE IMPAIRED.

    We depend upon fifteen different landing parties to provide access to the origination and termination points for the FEA cable system. Our ability to offer city-to-city services is dependent on our landing parties' willingness to provide cost-effective terrestrial services, and/or to agree to connect other terrestrial networks to the FEA cable system. Each of these landing parties has entered into a construction and maintenance agreement with us and some of our customers under which each of the landing parties commits to provide access, to charge reasonable and uniform rates to all customers accessing the FEA cable system through the landing party's landing station and to maintain the terrestrial portion of the FEA cable system in the landing party's country. Despite these commitments, we cannot assure you that the landing parties will perform their contractual obligations or that there will not be political events or changes in relation to the landing parties which have adverse effects on us. In addition, the construction and maintenance agreement restricts our ability to install further equipment into cable landing facilities without the consent of our landing parties. While none of our landing parties has ever withheld its consent, we cannot assure you that we will be able to obtain the consent of our landing parties to proposed future modifications of our landing facilities that may be advantageous to us or necessary to operate the FEA cable system.

IF ADVERSE FOREIGN ECONOMIC OR POLITICAL EVENTS OCCUR, OUR NETWORK AND CUSTOMER BASE MAY BE ADVERSELY AFFECTED AND OUR FINANCIAL RESULTS COULD SUFFER.

    We derive substantially all of our revenues from international operations. We have substantial physical assets in several jurisdictions along the FEA cable route. International operations are subject to political, economic and other uncertainties, including, risk of war, revolution, expropriation, renegotiation or modification of existing contracts, labor disputes and other uncertainties arising out of foreign government sovereignty over our international operations. Some regions of the world along our route have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that are hostile to foreign investment.

BECAUSE MANY OF OUR CUSTOMERS DEAL PREDOMINANTLY IN FOREIGN CURRENCIES, WE MAY BE EXPOSED TO EXCHANGE RATE RISKS AND OUR NET INCOME MAY SUFFER DUE TO CURRENCY TRANSLATIONS.

    We invoice all capacity sales and maintenance charges in U.S. dollars; however, most of our customers and many of our prospective customers derive their revenues in currencies other than U.S. dollars. The obligations of customers with substantial revenues in foreign currencies may be subject to unpredictable and indeterminate increases in the event that such currencies devalue relative to the U.S. dollar. Furthermore, such customers may become subject to exchange control regulations restricting the conversion of their revenue currencies into U.S. dollars. In such event, the affected customers may not be able to pay us in U.S. dollars. As a result of the current global economic uncertainties, we may experience collection delays or non-payment and we have experienced, and may continue to experience, deferrals of purchases of our products and services by our customers.

BECAUSE OUR COMPANY AND OUR INDUSTRY ARE HIGHLY REGULATED, OUR ABILITY TO COMPETE IN SOME MARKETS IS RESTRICTED.

    The telecommunications industry is highly regulated. The regulatory environment varies substantially from country to country and restricts our ability to compete in some markets. For example, in jurisdictions where we desire to extend the FEA cable system or offer new services, we may be required to obtain landing licenses, operator licenses and other permits. Although we have applied, or will apply, for licenses where applicable, we cannot assure you that we will be able to obtain the authorizations that we need to implement our business plan and enter new markets or that these authorizations, if obtained, will not be later revoked. Regulation of the telecommunications industry is also changing rapidly, with effects on our opportunities, competition and other aspects of our business. Our operations may be subject to risks such as the imposition of governmental controls and changes in tariffs.

BECAUSE WE HAVE SUBSTANTIAL INDEBTEDNESS THAT COULD IMPAIR OUR ABILITY TO RAISE OR GENERATE REQUIRED CAPITAL AND LIMIT OUR OPERATING FLEXIBILITY, WE MAY BE MORE VULNERABLE TO CHANGES IN OUR BUSINESS OR THE ECONOMY.

    We currently have $430 million principal amount of our 8 1/4% Senior Notes due 2008 outstanding, plus $93 million of debt outstanding under our existing credit facility. Our substantial indebtedness may have important consequences for us, including the following:

    - our ability to generate funds for our operations and future business opportunities may be impaired, since we will use a substantial portion of our cash flow to make principal and interest payments on our debt;

    - our existing debt facilities contain a number of significant limitations that restrict our ability to conduct our business and to borrow additional money, pay dividends or other distributions to our shareholders, make investments, sell assets, and engage in mergers or consolidations;

    - a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

    - we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage; and

    - our high degree of leverage makes us vulnerable to a downturn in our business or the economy generally.

IF THERE IS ANY CHANGE IN OUR TAX STATUS OR INCOME TAX REGULATIONS OF THE COUNTRIES WHERE WE OPERATE, OUR FINANCIAL RESULTS COULD BE NEGATIVELY AFFECTED.

    We believe that a significant portion of our income will not be subject to tax by Bermuda, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, including the United States. However, we base this belief upon the anticipated nature and conduct of our business, which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities. Our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law which may have retroactive effect. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we expect based on our current and anticipated business practices and current tax regimes.

BECAUSE WE FACE SIGNIFICANT COMPETITION IN THE ATTRACTION AND RETENTION OF SKILLED PERSONNEL, WE MAY NOT BE ABLE TO HIRE AND RETAIN THE PERSONNEL NECESSARY TO ACHIEVE OUR BUSINESS OBJECTIVES AND OPERATE THE FEA CABLE SYSTEM SUCCESSFULLY.

    We believe that a critical component for our success will be the attraction and retention of qualified professional and technical personnel. We face significant competition in the attraction and retention of personnel who possess the technical skill sets and regional expertise that we seek. If we lose key personnel or qualified technical staff, or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our complex network will be weakened.

BECAUSE WE HAVE RETAINED CAPACITY ON THE FEA CABLE SYSTEM, WE MAY NOT ULTIMATELY REALIZE SUFFICIENT VALUE FROM THIS CAPACITY REQUIRED TO JUSTIFY THE OVERALL SUCCESS OF THE PROJECT.

    We have retained capacity on the FEA cable system for our own account. The overall value realized from such retained capacity may ultimately not be sufficient to cover the costs allocated to this capacity on the FFA cable system.

IF WE ARE UNABLE TO COMPETE AND UPGRADE THE FEA CABLE SYSTEM IN LINE WITH OUR BUSINESS PLAN, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    Our business plan calls for the upgrade of capacity on the FEA cable system by adding wavelength division multiplexing equipment. We have received technical evaluations from potential suppliers indicating that such upgrades can be achieved. However, we cannot assure you that these upgrades can be successfully implemented. Failure to achieve these upgrades could materially impact the amount of capacity which we will be able to sell, and the types of services that we will be able to offer.

RISKS RELATED TO OUR INDUSTRY

    BECAUSE THE TELECOMMUNICATIONS INDUSTRY IS CHANGING SIGNIFICANTLY, WE FACE COMPETITION AND PRICING PRESSURE FROM A WIDE VARIETY OF SOURCES.

    Along our cable route, we face competition and pricing pressure from existing cables, planned cables, and satellite providers, including existing geosynchronous satellites and low-earth orbit systems now under construction. Many of our competitors have, and some potential competitors are likely to enjoy, substantial competitive advantages, including the following:

    - greater name recognition;

    - greater financial, technical, marketing and other resources;

    - larger installed bases of customers; and

    - well-established relationships with current and potential customers.

    Significant new and potentially larger competitors could also enter our market as a result of regulatory changes or the establishment of co-operative relationships. In addition, recent technological advances may greatly expand the capacity of existing and new fiberoptic cables. Although such technological advances may enable us to increase our capacity, an increase in the capacity of our competitors could lead to even greater competition. Increased competition could lead to price reductions, fewer large-volume sales, under-utilization of resources, reduced operating margins and loss of market share.

BECAUSE WE FACE RAPID TECHNOLOGICAL CHANGES, OUR INFRASTRUCTURAL INVESTMENTS AND TECHNOLOGIES COULD BECOME OBSOLETE BEFORE WE CAN ACHIEVE ADEQUATE UTILIZATION OF THESE ASSETS.

    The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the expectations of our customers. Additionally, in recent years, the useful economic life of telecommunications equipment has declined significantly. Although we believe that, for the foreseeable future, technological changes will not materially affect the use of our fiberoptic system, we cannot predict the effect of technological changes on our business. The FEA cable system has a warranted design life of 25 years; however, we cannot assure you that technological developments will not render the infrastructure and technologies in which we invest obsolete before we can adequately utilize them. The failure of our cable system to achieve its warranted design life could have a material adverse effect on us.

ITEM 4. INFORMATION ON THE COMPANY.

HISTORY AND DEVELOPMENT OF THE COMPANY

    The Company, a wholly owned subsidiary of FLAG Telecom Holdings Limited ("FLAG Telecom"), was incorporated under the laws of Bermuda in January 1993. Our principal executive offices are located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. Our telephone number is +1 441 296 0909.

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers, Internet service providers and other telecommunications companies through its ownership of the world's longest digital fiberoptic undersea cable system. The FEA cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China along a route which adjoins countries with approximately 75% of the world's population. The FEA cable system consists of approximately 28,000 kilometers of undersea digital fiberoptic cable with a 580 kilometer dual land crossing in Egypt and a 450 kilometer dual land crossing in Thailand. The cable comes ashore at 16 operational landings in the following 13 countries: United Kingdom, Spain, Italy, Egypt, Jordan, Saudi Arabia, the United Arab Emirates, India, Malaysia, Thailand, China (including Hong Kong), Korea and Japan. It has an aggregate capacity of 10 gigabits per second transmitting on two fiber pairs. The system incorporates synchronous digital hierarchy (SDH), which is the current international standard for digital transmission and management. The transmission capacity of the segments of the FEA cable system is upgradeable to between 20 and 40 gigabits per second depending on the location of the segment. The FEA cable system cost approximately $1.6 billion to complete and was placed into commercial service on November 22, 1997.

    Financial information, including that relating to capital expenditures, is included in the Consolidated Financial Statements attached hereto.

BUSINESS OVERVIEW

    The Company is a leading carriers' carrier, providing access along the FEA cable system to licensed international carriers.

    The principal elements of the Company's business strategy include:

    A LEADING CARRIERS' CARRIER. The Company has established itself as a leading carriers' carrier by offering its customers fixed-cost, long-term contracts allowing them to acquire capacity on the FEA cable system without incurring the high capital costs and long lead times usually associated with building undersea cables by a consortium or "club" of carriers. Typically, capacity is purchased by carriers for the remaining design life of the cable. As a carriers' carrier, the Company blends traditional industry characteristics, such as offering life-of-the-system capacity purchases to established carriers, with the competitive market characteristics of its product offerings to emerging carriers.

    MARKET-BASED FLEXIBLE PRICING STRATEGY. The Company has implemented a flexible market-based pricing strategy coupled with volume incentives for carriers that choose to make a sizable capacity investment in the FEA cable system. The Company offers flexibility in the route, the size of bandwidth, the period for which capacity is held and the payment terms for any route requested by customers. Capacity purchases come with a number of features such as portability and drop-and-insert options, offering customers a high level of flexibility in selecting and managing their bandwidth requirements. In addition to capacity purchases, the Company offers short-term leasing with a lease-to-buy option.

    The Company provides carriers with predictability in standby maintenance charges by offering fixed prices for standby maintenance over the life of the purchased capacity, subject to certain inflation adjustments. Standby maintenance prices are generally based on a fixed rate per unit of capacity on each segment of the system. Carriers are generally billed for standby maintenance annually in advance.

    HIGH SECURITY AND RELIABILITY. The Company has made a substantial investment in protecting its fiberoptic system with advanced submarine cable burial and armoring techniques as well as redundancy at its terrestrial crossings. The Company has installed hardware and software and contracted for alternative routes to restore service to its customers in the event of a break or failure in the FEA cable system. The restoration plan is a combination of an in-system restoration plan where parallel routing is available within the FEA cable system and an out-of-system restoration plan created in part by reciprocal arrangements with other providers. The Company continuously monitors and maintains control of its system on a 24-hour basis through the FLAG Network Operations Center (FNOC), and the restoration plan permits prompt alternate routing in the event of a break or fault. The FNOC is responsible for system-wide surveillance, pro-active maintenance, coordination of maintenance and repair operations and for circuit activation and assignment and configuration of the transmission equipment. The FNOC has the capability of a system-wide view of all network elements in the FEA cable system through its Integrated Transport Management (ITM-2000) system. The Company also maintains a backup FNOC facility in the United Kingdom.

    GLOBAL CONNECTIVITY. Part of the Company's strategy is to facilitate point-to-point fiberoptic connectivity for its customers. In order to enhance such global connectivity, the Company negotiates marketing arrangements with other cable systems and evaluates potential extensions of the FEA cable system. New landing stations in Jordan and Saudi Arabia were added in 1999. The cable is expected to connect with other cable systems being developed by FLAG Telecom, including, FLAG Atlantic-1, FLAG North Asian Loop and FLAG Pacific-1.

    SUPERIOR CUSTOMER SERVICE. The Company has a customer care plan to focus on quality, reliability and consistent customer support. Under the plan, regional customer care personnel provide ongoing support to the Company's present and prospective customers on operational and product issues. The Company utilizes marketing studies to track the rapid changes in the telecommunications markets in order to identify customers' needs and changed preferences.

PRODUCTS AND SERVICES

    We offer a variety of traditional telecommunications capacity products and services to our customers and have expanded our range of products and services. Our main product groups are described below.

    We offer competitively priced, point-to-point connectivity, often purchased on a lifetime right-of-use basis. Presently, our customers can purchase the right to connect between any of our sixteen landing points in China, India, Korea, Hong Kong, Thailand, Malaysia, Japan, Egypt, Saudi Arabia, Jordan, the United Arab Emirates, Italy, Spain and the United Kingdom.

    We believe our customers are finding it increasingly difficult to predict their future needs for bandwidth capacity and we have responded by offering customers products that help them manage their network capacity in a flexible way. Our global portability program allows customers to purchase bandwidth capacity on one segment of the FEA cable system and then to move the purchased capacity to another segment of the FEA cable system on an as-needed basis. We also offer capacity leases with terms ranging from a few months to five years. We also offer lease to buy options which allow customers to convert a capacity lease into a lifetime right-of-use at any time during the term of the lease on payment of a conversion charge. Our "drop & insert" product also offers additional flexibility by allowing our customers to take a single STM-1 circuit and drop traffic off at multiple locations along the FEA cable system route.

MARKETING AND SALES

    We currently market our network capacity and telecommunications products and services globally through FLAG Telecom's sales force of 75 people in the following locations:

    - regional sales offices in North America (New York & Washington, D.C.
      area), Europe (London), the Middle East and Africa (Dubai) and Asia Pacific (Hong Kong);

    - local sales offices and sales presences in Spain (Madrid), France (Paris), Netherlands (Amsterdam), Germany (Frankfurt), United States (San Francisco), Korea (Seoul), Italy (Rome), India (New Delhi), Singapore, China (Beijing), Japan (Tokyo), Greece (Athens), Egypt (Cairo), and Turkey (Istanbul); and

    - representatives in Belgium, Switzerland and Hungary.

    Each of our sales offices is led by a team of senior sales representatives or advisors who are based locally in that region. Our marketing and sales team has extensive experience in the telecommunications industry and the carriers' carrier sector and has very strong ties to the regions in which FLAG Telecom's offices are located.

    FLAG Telecom's regional and local offices are our primary points of customer contact. The sales representatives in these offices are responsible for promoting regional sales, providing customer information, facilitating customer purchases on our network and ensuring customer satisfaction. To enhance this regional focus to our marketing and sales efforts, and to address the special needs of our global customers, FLAG Telecom has also adopted a global customer support strategy. This strategy is designed to provide multiple points of contact and support for our customers in the FLAG Telecom organization, at both the regional and senior executive level, so that we can efficiently and conveniently meet the global telecommunications needs of these customers.

CUSTOMERS

    Our principal customers are international licensed telecommunications companies, including Internet Service Providers ("ISPs").

COMPETITION

    As a global carriers' carrier, we compete in a wide variety of different geographic markets, in each of which we face and expect in the future to face specific regional competitors. We also compete against a small number of other players that are aiming to build global networks. We compete or expect to compete in five key markets:

    - intra-European services;

    - Middle Eastern services;

    - intra-Asian services;

    - Europe-Asia long haul services; and

    - Middle East to Europe or Asia.

    The intra-European market has become very competitive as a result of the large number of proposed pan-European operators. At least 20 pan-European networks have been announced or commenced operations, including: Global Telesystems Inc. ("GTS"), British Telecom, WorldCom, Global Crossing Ltd., Viatel and KPNQwest.

    We believe our key competitors in the Middle Eastern market are Sea Me We 3 ("SMW3") and Satellite-based transmission services.

    We believe our key competitors in the intra-Asian services market are SMW3 and Asia Pacific Cable Network ("APCN"). We expect further competition in 2001 from Asia Global Crossing, C2C and APCN2.

    In the Europe-Asia long haul market, SMW3 is the primary direct competitor along this route. However, we expect the strongest competition in the future to come from an alternative routing from Europe to Asia across the Atlantic Ocean, trans-US, and across the Pacific Ocean to Japan.

    In the Middle East to Europe or Asia market we believe our key competitors to be SMW3 and satellite-based systems.

ORGANIZATIONAL STRUCTURE

    The Company is one of several principal subsidiaries of FLAG Telecom.

PROPERTY, PLANTS AND EQUIPMENT

    We maintain a principal executive office address at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. We also lease additional office space for our operations in Bangkok (900 square feet), Dubai (8,500 square feet) and Fujairah, U.A.E. (5,300 square feet for the FNOC).

THE FEA CABLE SYSTEM

    Our major asset is the remaining capital cost of the FEA cable system recorded in fixed assets totaling $1,000.0 million.

    As a result of the application of FASB Interpretation No. 43, the costs of certain segments of the FEA cable system were reclassified at July 1, 1999 and during the six months ended December 31, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life.

    As a result of extending our range of products and services, we expect the greater part of our future revenue will arise under agreements that will be accounted for as operating leases or service contracts and will require us to recognize revenues over the relevant term of the agreements. We therefore reclassified the remaining cost of the FEA cable system from capacity available for sale to fixed assets on January 1, 2000. This cost will be depreciated over the remaining estimated economic life of the system.

    Our other fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and motor vehicles totalling $1.2 million.

    The FEA cable system consists of approximately 28,000 kilometers of undersea digital fiberoptic cable with a 580-kilometer dual land crossing in Egypt and a 450-kilometer dual land crossing in Thailand. The cable system comes ashore at 16 operational landings in the following 13 countries: United Kingdom, Spain, Italy, Egypt, Jordan, Saudi Arabia, the United Arab Emirates, India, Malaysia, Thailand, China (including Hong Kong), Korea and Japan.

    The aggregate system capacity is 10 gigabits per second transmitting on two fiber pairs. The FEA cable system incorporates synchronous digital hierarchy, which is the current international standard for digital transmission and management. Proven designs for an ocean cable are incorporated into the FEA cable system including passive branching units, non-zero dispersion shifted fibers and fully redundant laser pumps in the optical amplifiers which are located at intervals of approximately 80 kilometers along the undersea route. Expansion of the transmission capacity of the segments of the FEA cable system can be accomplished by employing additional light sources using the wavelength division multiplexing technique of operating at more than one wavelength. This expansion can be achieved by installing equipment at one or more landing stations and without modification of the submerged portion of the FEA cable system. The transmission capacity of the segments of the FEA cable system is upgradeable to between 20 and 40 gigabits per second depending on the location of the segment.

    SYSTEM EXPANSIONS. We have expanded the FEA cable system from its original system design to include landing stations in China, Japan, Saudi Arabia and Jordan. We completed additional landing stations in China and Japan prior to putting the FEA cable system in operation in 1997. We completed the landing stations in Saudi Arabia and Jordan in July 1999.

    LANDING PARTIES. In order for the FEA cable system to be accessible to carriers, it comes ashore in various countries along the FEA route and connects with domestic cable systems and other submarine cable systems at landing stations in the countries where the cable lands. Our landing parties have agreed to provide and to maintain in operation the landing stations and the terrestrial portion of the FEA cable system. Landing parties recover landing station capital and maintenance costs through "right of use" charges and annual maintenance charges that are borne by carriers entering the FEA cable system at that landing station. We reimburse each landing party for the cost of maintaining the terrestrial portion of the FEA cable system.

    CAPACITY SALES. Each user of capacity on the FEA cable system enters into an agreement with us to acquire capacity. We now have in excess of 100 customers.

    FACILITY RESTORATION SERVICES. We have developed a comprehensive restoration plan for the entire FEA cable system to arrange the availability of alternative routing of traffic in the event of an outage in transmission. Although the undersea cable is protected by means of burial and armoring, the cable is nonetheless susceptible to damage from fishing activities, ships and the elements. While we undertake to arrange restoration capacity for our customers, we have no obligation to provide restoration to our customers and each customer decides whether to accept the restoration plan offered by us, and the customers accepting restoration capacity must share and reimburse us for the associated charges.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following discussion and analysis should be read in conjunction with the accompanying audited consolidated financial statements of the Company, including the notes related thereto appearing elsewhere in this Form 20-F.

OVERVIEW

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers, including ISPs, through its ownership of the world's longest private digital fiberoptic undersea cable system. The FEA cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China along a route which adjoins countries with approximately 75% of the world's population. The Company entered commercial service in November 1997 and has 16 landing points in 13 countries providing capacity on the FEA cable system at market-based prices.

    Pursuant to a restructuring on February 26, 1999, the Company became a 66% owned subsidiary of FLAG Telecom Holdings Limited. On January 4, 2000, the remaining 34% of the Company was acquired by FLAG Telecom Holdings Limited.

REVENUE

    Our primary business to date has been to sell capacity on the FEA cable system. The primary method by which we have provided capacity has been through agreements providing for an outright sale of, or the sale of a right of use of, the capacity for the lifetime of this system. In addition, the customer becomes responsible for paying the agreed maintenance charges.

    We have recognized revenues from capacity sales on the FEA cable system upon the date the risks and rewards of ownership of the relevant capacity are transferred to the customer, which is the date the capacity is made available for activation and the customer becomes responsible for maintenance charges. The Financial Accounting Standards Board issued a recent pronouncement (FASB Interpretation No. 43), as a result of which sales of fiberoptic cable capacity after June 30, 1999 are to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. The application of this pronouncement has resulted in a deferral of revenue recognition for US GAAP purposes for certain capacity sale contracts that do not satisfy the necessary requirements of FASB Interpretation No. 43 for sales type lease accounting. This accounting treatment does not affect our cash flows from customers, who will continue to be liable for payments in accordance with the signed agreements.

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

    Payments due from purchasers of capacity are generally payable within 30 days; however, we have receivables outstanding greater than 30 days. We have established an allowance for doubtful accounts based on historical industry experience with potential uncollectible receivables and our expectations as to payments. As of December 31, 2000, we had an allowance of $5.3 million which principally relates to potential uncollectible amounts due from one carrier.

    All revenues from capacity sales agreements and billings of standby maintenance and restoration services are payable in U.S. dollars. All contracts for the provision by third parties of restoration are invoiced to us in U.S. dollars. Some vendor contracts for the provision to the FEA cable system of operations and maintenance services are payable in Japanese Yen, British Pounds, Euros, French Francs and Singapore Dollars in addition to U.S. dollars. Whenever deemed appropriate, we have hedged, and may continue to hedge, our exposure to foreign currency movements.

ACCOUNTING FOR THE CAPITAL COSTS OF THE FEA CABLE SYSTEM

    We capitalized direct and indirect expenditures incurred in connection with the construction of the FEA cable system. When the system was ready for commercial service we transferred such expenditures to capacity available for sale and charged a proportion of these expenditures to cost of sales as we recognized revenues from sales of capacity. The amount charged as cost of sales was a function of the allocated costs of construction for each segment and management's estimate of revenues from future capacity sales. As a result of the application of FASB Interpretation No. 43, sales on certain segments of the FEA cable system will not be able to satisfy the requirements for sales type lease accounting. The costs of these segments were reclassified at July 1, 1999 and during the six months ended December 31, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life.

    As a result of extending our range of products and services, we expect the greater part of our future revenue to be under agreements that will be accounted for as operating leases or service contracts and will require us to recognize revenues over the relevant term of the agreements. We therefore reclassified the remaining cost of the FEA cable from capacity available for sale to fixed assets in the first quarter of 2000. This cost will be depreciated over the remaining estimated economic life of the system. Capital costs associated with development of the other elements of the FEA cable system will be amortized over their respective economic lives.

OTHER INFORMATION

    The interpretation and application of FASB Interpretation No. 43 and also the accounting for sales of capacity are evolving within the telecom industry. A number of questions and issues are being taken to the accounting standard setting boards and different accounting treatments may ultimately be approved, which may change the timing and methods of the recognition of revenues and the related costs. We do not, however, anticipate any impact on our current accounting treatment or that there will be an impact on our cash flows.

NEW ACCOUNTING STANDARDS

    In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards no. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows gains and losses on a derivative to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for fiscal years beginning after June 15, 2000, and cannot be applied retroactively.

    The Company expects that the adoption of SFAS No.'s 133, 137, and 138 may have a material impact on the financial position or the results of operations of the Company, but is unable to estimate the effects of adoption at this time. Specifically, the Company believes that the following change in its accounting policies will result from the adoption of SFAS No. 133:

    - The Company currently considers its interest rate collar as a hedge under which payments due to or from the counterparties are recorded as an increase or reduction in expense. The Company believes that this interest rate collar will be recorded as an effective cash flow hedge under the provisions of SFAS No. 133 and, accordingly, changes in the intrinsic value associated with the interest rate collar will be recorded directly to other accumulated comprehensive income and changes in the time value of the interest rate collar will be recorded directly to current period earnings.

OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1999

REVENUES

    Total revenue recognized by the Company during the year ended December 31, 2000 was $81.9 million compared to $160.5 million in total revenue for the year ended December 31, 1999.

    We recognized revenue from the sale of capacity of $40.9 million for the year ended December 31, 2000 compared to $129.9 million during the year ended December 31, 1999. As a result of the issue of FASB Interpretation No.43 with effect from July 1, 1999, certain sales of capacity may no longer be recognized for sales-type lease accounting. Instead, revenues from these capacity sales are deferred and amortized over the term of the contracts. Revenue for the year ended
December 31, 2000 reflects this deferral of revenues. The change in accounting treatment has no impact on cash flows.

    As of December 31, 2000, we had entered into sales transactions with over 100 international telecommunication carriers, including ISPs, compared to 90 as of December 31, 1999.

    We recognized revenue from operations and maintenance services of $40.9 million for the year ended December 31, 2000 compared to $30.6 million for the year ended December 31, 1999. The increase of $10.3 million for the year ended December 31, 2000 is primarily a result of the increase in cumulative capacity sales and activations on the FEA cable system.

OPERATING EXPENSES

    For the year ended December 31, 2000, we recorded $76.5 million in respect of depreciation compared to $60.6 million for depreciation and cost of capacity sold recorded in the year ended December 31, 1999. The adoption of FASB Interpretation No. 43 discussed above has meant that the remaining capacity available for sale was reclassified to property and equipment on January 1, 2000 and is being depreciated over the remaining economic life of the network, rather than being written off as cost of sales.

    During the year ended December 31, 2000, we incurred $32.2 million in operations and maintenance costs compared to $30.5 million for the year ended December 31, 1999. Operations and maintenance costs relate primarily to the provision of standby maintenance under maintenance zone agreements as well as salaries and overhead expenses directly associated with operations and maintenance activities. The increase in operations and maintenance costs is primarily due to the additional costs arising from increased activity plus increased use of contracted services.

    During the year ended December 31, 2000, we incurred $11.9 million in sales and marketing costs compared to $12.0 million incurred during the year ended December 31, 1999. Sales and marketing costs are comprised of all sales and marketing activities that are undertaken by us or on our behalf by other subsidiaries of FLAG Telecom.

    During the year ended December 31, 2000, we incurred $32.6 million of general and administrative expenses compared to $25.5 million during the year ended December 31, 1999. Increases are primarily due to additional staff and office related costs.

    Costs for the year ended December 31, 2000 include charges for non-cash stock compensation expense of $7.0 million in respect of stock option awards under FLAG Telecom's long-term incentive plan. These charges are required under US accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

    During the year ended December 31, 2000 the Company incurred $50.4 million in interest expense on borrowings compared to $54.4 million incurred for the year ended December 31, 1999. The decrease in interest expense of $4.0 million is primarily attributable to a reduction in our long term debt facility from $190.0 million as at December 31, 1999 to $93.0 million as at December 31, 2000.

    We earned interest income of $8.3 million during the year ended
December 31, 2000 compared to $9.0 million earned during the year ended December 31, 1999. Interest was earned on cash balances and short term investments held by the collateral trustee for the Company's credit facility or in escrow arising from ongoing business operations.

PROVISIONS FOR TAXES

    The provision for taxes was a credit of $0.1 million for the year ended December 31, 2000 compared to a charge of $1.2 million for the year ended December 31, 1999. The tax provisions for both years consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FEA cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

    As Bermuda does not impose an income tax, the statutory rate of tax is zero. The effective rate of tax relates to income tax on the activities of the Company in taxable jurisdictions or where the income of the Company is otherwise subject to tax.

NET LOSS

    For the year ended December 31, 2000 the Company recorded a net loss of $113.3 million compared to a net loss of $14.7 million for the year ended December 31, 1999, an increase of loss of $98.6 million. This is attributable primarily to reduced accounting revenue and increased depreciation costs caused by the adoption of FASB Interpretation No. 43 with effect from July 1, 1999.

    Basic loss per Ordinary Share increased from a loss of ($0.02) per share in 1999 to a loss of ($0.18) in 2000.

EBITDA

    We recognized EBITDA of $5.2 million for the year ended December 31, 2000 compared to $92.4 million for the year ended December 31, 1999. This decrease is a result of the application of FASB Interpretation No. 43, with effect from July 1, 1999.

ADJUSTED EBITDA

    We recognized adjusted EBITDA of $136.1 million for the year ended December 31, 2000 compared to $122.3 million for the year ended December 31, 1999. This increase is due to the increase in cash revenues.

CASH REVENUES

    We recognized cash revenues of $206.3 million for the year ended December 31, 2000 compared to $182.0 million for the year ended December 31, 1999. This increase is due to increased revenues on the FEA cable system.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1998

REVENUES

    Total revenue recognized by the Company during the year ended December 31, 1999 was $160.5 million compared to $208.2 million in total revenue for the year ended December 31, 1998.

    We recognized revenue from the sale of capacity of $129.9 million for the year ended December 31, 1999 compared to $184.7 million during the year ended December 31, 1998. The reduction in revenue is partly attributable to our deferring the recognition of some revenues to subsequent periods as the result of our adoption of FASB Interpretation No. 43 with effect from July 1, 1999 and partly as a result of accounting revenues in 1998 including certain non-cash items.

    As of December 31, 1999, we had entered into sales transactions with over 90 international telecommunication carriers, including ISPs, compared to 80 as of December 31, 1998.

    We recognized revenue from operations and maintenance services of $30.6 million for the year ended December 31, 1999 compared to $23.5 million for the year ended December 31, 1998. The increase of $7.1 million for the year ended December 31, 1999 is primarily a result of the increase in cumulative capacity sales on the FEA cable system.

OPERATING EXPENSES

    For the year ended December 31, 1999, we recorded $60.6 million for depreciation and cost of capacity sold compared to $102.1 million recorded in the year ended December 31, 1998. The decrease in the depreciation and cost of capacity sold in the year ended December 31, 1999 is primarily a result of lower revenue recognized from capacity sales combined with sales of capacity on segments having a lower cost of sales percentage, computed for those segments, compared to the cost of sales for the segments on which capacity was sold during the year ended December 31, 1998.

    During the year ended December 31, 1999 we incurred $30.5 million in operations and maintenance costs compared to $37.9 million for the year ended December 31, 1998. The decrease in operations and maintenance costs is largely a result of the termination of the program management services agreement with Bell Atlantic Network Systems in May 1998 combined with lower costs of some maintenance zone agreements.

    During the year ended December 31, 1999 we incurred $12.0 million in sales and marketing costs compared to $10.7 million incurred during the year ended December 31, 1998.

    During the year ended December 31, 1999 we incurred $25.5 million of general and administrative expenses compared to $21.7 million during the year ended December 31, 1998. Increases are primarily due to additional staff and office related costs.

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

PROVISIONS FOR TAXES

    The provision for taxes was $1.2 million for the year ended December 31, 1999 compared to $1.3 million for the year ended December 31, 1998. The tax provisions for both years consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FEA cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

    As Bermuda does not impose an income tax, the statutory rate of tax is zero. The effective rate of tax relates to income tax on the activities of the Company in taxable jurisdictions or where the income of the Company is otherwise subject to tax.

EXTRAORDINARY ITEM

    In connection with the refinancing that took place on January 30, 1998, the Company recorded an extraordinary loss of $59.8 million in the statement of operations. The loss on refinancing represents the write-off of unamortized deferred financing costs related to the Company's prior credit facility. No refinancing occurred in the year ended December 31, 1999.

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

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

    For the year ended December 31, 1999 the Company recorded a net loss of $14.7 million compared to a net loss of $71.5 million for the year ended December 31, 1998, a decrease of $56.8 million. This decrease is attributable to a decrease in operating income of $4.0 million, a reduction in interest expense of $6.7 million, a decrease in extraordinary items of $59.8 million and a decrease in interest income of $5.9 million.

    The net loss applicable to common shareholders for the year ended December 31, 1999 was $14.7 million compared to a net loss for the year ended December 31, 1998 of $81.5 million.

    Basic and diluted income (loss) per Class A common shares decreased from loss per share of ($0.07) in 1998 to Nil per share in 1999 reflecting the transfer of all Class A common shares to Class B common shares on February 26, 1999. Basic and diluted income (loss) per share decreased from a loss of ($0.13) per Class B common share in 1998 to a loss of ($0.02) per Ordinary Share in 1999 reflecting the increase in the number of shares from 565,858,741 to 635,796,338.

EBITDA

    We recognized EBITDA of $92.4 million for the year ended December 31, 1999, compared to $138.0 million for the year ended December 31, 1998. This decrease is a result of the application of FASB Interpretation No. 43.

ADJUSTED EBITDA

    We recognized adjusted EBITDA of $122.3 million for the year ended December 31, 1999 compared to $68.7 million for the year ended December 31, 1998. This increase is due to the increase in cash revenues.

CASH REVENUES

    We recognized cash revenues of $182.0 million for the year ended December 31, 1999 compared to $139.0 million for the year ended December 31, 1998. This increase is due to increased revenues on the FEA cable system.

LIQUIDITY AND CAPITAL RESOURCES

    On February 16, 2000, FLAG Limited amended its existing credit facilities to consist of a $150 million six-year term loan facility ($93 million of which remained outstanding at December 31, 2000 and $190 was outstanding at December 31, 1999) and a $10 million revolving credit facility (none of which was outstanding at December 31, 2000 and 1999). Dresdner Kleinwort Benson and Barclays Capital acted as joint lead arrangers. These facilities bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of the 8 1/4% Senior Notes of FLAG Limited. The current interest rate is 200 basis points over LIBOR. The facilities are secured by a pledge of all of the capital stock of FLAG Limited and by assignment of FLAG Limited's contracts and a security interest in its bank accounts and intangible property. In connection with this amendment, FLAG Limited paid fees and expenses to the joint lead arrangers totaling approximately $3.3 million.

    At the end of March 1998, FLAG Limited entered into two interest rate swap agreements to manage our exposure to interest rate fluctuations on FLAG Limited's credit facilities. Under the swap agreements, we paid a fixed rate of 5.6% on a notional amount of $60 million and a fixed rate of 5.79% on a notional amount of $100 million and the swap counterparty paid the floating rate based on LIBOR. One swap agreement terminated in January 2000 and the other swap agreement terminated in July 2000. In August 2000 we entered into an interest rate collar transaction for an initial notional amount of $60 million, reducing in increments to $20 million in the final quarter. The transaction terminates on April 30, 2002. The collar is comprised of a LIBOR cap at 8% and a floor of 5.85%. We recognize the net cash amount received or paid on interest rate hedging instruments as an adjustment to interest cost on the related debt.

    The Company believes that it will have no need for additional borrowing facilities. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from operations and maintenance, investment income on cash and investment balances, borrowings under the revolving credit facility, if any, and available funds in reserve account.

    As of December 31, 2000, the Company had net current liabilities of $50.0 million compared to $42.8 million at December 31, 1999. The working capital deficit was primarily a result of the current accounts payable to the contractors which were classified as a current liability but for which the associated funds held in escrow were classified as a non-current asset and were hence excluded from the measure of working capital.

    Total cash provided by operating activities was $94.5 million and provided by investing activities was $11.9 million during the twelve months ended December 31, 2000. As of December 31, 2000, cash on deposit with the collateral trustee or in escrow had decreased to $111.5 million from $134.1 million at December 31, 1999.

    Total cash provided by operations was $78.6 million and provided by investing activities was $1.1 million during the twelve months ended December 31, 1999.

    On January 1, 1999, eleven of the 15 member countries of the European Union, including Italy and Spain, where the Company has operations, established fixed conversion rates between their existing sovereign currencies and a new currency called the "Euro' (E). These countries adopted the Euro as their common legal currency on that date. The Euro trades on currency exchanges and is available for non-cash transactions. Hereafter and until January 1, 2002, the existing sovereign currencies will remain legal tender in these countries. On January 1, 2002, the Euro is scheduled to replace the sovereign legal currencies of these countries.

    The Company has operations within the European Union including countries that have adopted the Euro. The Company continues to evaluate the impact the Euro will have on its continuing business operations within the overall scope of managing currency risk. However, the Company does not expect the introduction of the Euro to have a material effect on the Company's financial or competitive position as a result of price transparency within the European Union.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

    Not applicable.

TREND INFORMATION

    The operating results have reflected significant trends in all areas where material to the operations of the Company. Any additional information of note has been included in the Notes to Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

    The following table sets forth, as of March 30, 2001, certain information for each of the Company's Directors and certain senior managers:

NAME                                       AGE         POSITION WITH COMPANY
----                                     --------   ----------------------------
Edward McCormack.......................     46      Chairman and Director
Samih Kawar............................     45      Deputy Chairman and Director
Owen Best..............................     47      Director
Stuart Rubin...........................             General Counsel and
                                            53      Secretary
Noel Dinsmore..........................     34      Chief Financial Officer

EDWARD MCCORMACK

    Mr. McCormack was appointed a member of the Board in January 2000 and has served as Chairman of the Board since that date. He served as Chief Financial Officer of FLAG Telecom from February 1996 to November 2000 and was appointed Chief Operating Officer in March 2000. Prior to joining us, Mr. McCormack was Chief Financial Officer--Europe, Africa, Middle East and South West Asia of Bechtel, an engineering and construction company.

SAMIH KAWAR

    Mr. Kawar was appointed a member of the Board in January 2000 and has served as Deputy Chairman since that date. Mr. Kawar joined the FEA cable system project in 1995. Prior to joining the Company and for more than 17 years, Mr. Kawar worked in development/project management of various international projects and management control systems.

OWEN BEST

    Mr. Best was appointed a member of the Board in January 2000. He has served as Vice President of Asia Pacific for FLAG Telecom since June 1998. Prior to joining us, Mr. Best was Vice President of Telstra Japan and Regional Director for Telstra Korea.

STUART RUBIN

    Mr. Rubin has served as the General Counsel of the Company since
January 1996. Prior to joining us, Mr. Rubin spent over twenty years with the law firm of Coudert Brothers, as a partner for the last twelve years, specializing in cross border financial transactions, joint ventures and other commercial transactions.

NOEL DINSMORE

    Mr. Dinsmore has served as Chief Financial Officer of the Company since March 2001. Prior to that, he had served as Financial Controller since joining the Company in March 2000. Mr. Dinsmore joined us from British American Tobacco PLC where he worked in a variety of finance roles.

    There is no family relationship among any of the above-named officers or any director of the Company.

    Any arrangements or understandings with the shareholder, customers, suppliers or others, pursuant to which any person referred to above, are disclosed in Item 7. "Major Shareholders and Related Party Transactions".

COMPENSATION

    For the year ended December 31, 2000, the aggregate compensation of all members of the Board of Directors who are also employees of FLAG Telecom group companies and executive officers of the Company was approximately $2.4 million, paid by FLAG Telecom or one of its subsidiaries. The Company set up the 1998 Long-Term Incentive Plan (the "Plan") in 1998. This was adopted and assumed by FLAG Telecom during 1999 and as a result all options are in FLAG Telecom. All employees of the Company can participate in the Plan.

    Disclosure of directors and officers compensation on an individual basis is not required under Bermuda law. However, Mr. Edward McCormack also serves on the Board of the Company's parent company, FLAG Telecom. Mr. McCormack, Mr. Samih Kawar and Mr. Stuart Rubin are among the four (4) most highly compensated executives, other than the CEO, of FLAG Telecom, and consequently their individual compensation details for serving as such executives are disclosed in FLAG Telecom's annual report on Form 10-K filed with the Securities and Exchange Commission.

BOARD PRACTICES

    The Directors of the Company are appointed to serve until re-elected or their successors are appointed at the next annual general meeting and the directors are appointed to serve with no remuneration.

    The Board of the Company has no committees.

EMPLOYEES

    At December 31, 2000, the Company had approximately 65 full-time employees. The Company believes that its relations with its employees are good.

SHARE OWNERSHIP

    There are no options or other rights to purchase the Company's securities. All of the Company's shares are owned by FLAG Telecom.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    The Company is a wholly owned subsidiary of FLAG Telecom.

RELATED PARTY TRANSACTIONS

    There exist various agreements between the Company or other FLAG Telecom group companies and the shareholders (or their affiliates) of FLAG Telecom for the development, construction, operation, financing and marketing of the FEA cable system. The following paragraphs are a summary of the material provisions of certain of these agreements.

MARKETING SERVICES AGREEMENT

    FLAG Limited and Bell Atlantic Network Systems Company entered into a Marketing Services Agreement pursuant to which Bell Atlantic Network Systems Company was responsible for marketing the assignable capacity of the FEA cable system. Bell Atlantic Network Systems Company was appointed the exclusive sales agent for FLAG Limited throughout the world and bore all marketing expenses and costs it incurred in connection with these marketing services. FLAG Limited agreed to pay commissions at the rate of 4% of commitments obtained prior to July 3, 1995 and 3% of the commitments obtained thereafter. From inception through September 1999, FLAG Limited incurred commissions and other costs in the amount of $18.4 million. In May 1998, under a Marketing Transition Agreement, FLAG Limited and Bell Atlantic Network Systems Company agreed to terminate the Marketing Services Agreement. Under the Marketing Transition Agreement, FLAG Limited agreed to pay certain closing down expenses, certain commissions in connection with their pre-termination activities, and up to $3.0 million in commissions resulting from certain post-termination sales. In this regard, FLAG Limited incurred $0.5 million in closing down expenses, $15.9 million related to commissions in connection with pre-termination sales activity and $2.0 million in connection with post-termination sales activity. No further commissions are due in relation to post-termination sales activity. Also, under the Marketing Transition Agreement, FLAG Limited agreed to pay a 50% commission in the event that Bell Atlantic Network Systems Company or an affiliate secures the sale of four whole DS3s (each DS3 consisting of 45 MBS of capacity) on the FEA cable system. While our obligations under this agreement continue, no such sales of DS3s have occurred to date.

EMPLOYEE SERVICES AGREEMENT

    In May 1998 FLAG Limited entered into an Employee Services Agreement with Bell Atlantic Global Systems Company under which Bell Atlantic Global Systems Company seconded certain employees to FLAG Limited. During 2000 and 1999, two Bell Atlantic Global Systems Company employees were seconded to FLAG Limited and FLAG Limited incurred total costs of $321,000 for this service.

PRIMARY SUPPLIER AGREEMENT

    In January 2000, FLAG Telecom entered into a Primary Supplier Agreement with Bell Atlantic Global Systems Company under which Bell Atlantic Global Systems Company has agreed to purchase from us 50% of the undersea facilities based communications capacity in any fiber optic cable needed by Bell Atlantic Global Systems Company or certain of its affiliates in each of the four calendar years beginning on January 1, 2000. The purchase of capacity may be on any system of FLAG Telecom, including the FEA cable system.

ITEM 8. FINANCIAL INFORMATION

    Please see Item 18 and pages F-1 through F-21, containing the consolidated financial statements.

DIVIDEND POLICY

    We pay dividends to our parent FLAG Telecom in amounts determined from time to time by our Board, as permitted under our various debt agreements.

LITIGATION

    We are involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which we are currently involved, individually and in aggregate, is not material to us.

ITEM 9. THE OFFER AND LISTING

    There is no established trading market for the Company's Ordinary Shares.

    The 8 1/4% Senior Notes due 2008 are traded on the U.S. Private Offering Re-sales and Trading through Automated Linkages (PORTAL) market.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

    The Company was registered with the Registrar of Companies in Bermuda under Registration No. 17928. The main object of the Company, as spelled out under paragraph 6(i) of the Memorandum of Association, is "to carry on the business of the construction, owning, operating and maintaining fibre-optic cable networks, undersea and overland, in all parts of the world" and to "sell, lease and otherwise deal in capacity in such networks."

    The Bye-Laws of the Company provide that:

    (a) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provision of the Bermuda Companies Act of 1981 and the Company's Bye-laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested, his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present; EXCEPT when such director is designated by a shareholder who will enter into or terminate any agreement or transaction with the Company involving an aggregate value in excess of US$1 million.

    (b) The Board cannot proceed to transact any business unless a quorum is present.

    (c) The Board may exercise all the powers to borrow money and to mortgage or charge all or any part of the assets, EXCEPT that it cannot incur indebtedness exceeding US$5 million in aggregate without shareholder approval.

    (d) There is no retirement or age limit requirement.

    (e) Directors are not required to hold any shares in the Company.

    The Company only issues one class of Ordinary Shares. However, the Company may issue preference shares on terms:

    (a) that they are to be redeemed on the happening of a specified event or on a given date; and/or

    (b) that they are liable to be redeemed at the option of the Company; and/or

    (c) that they are liable to be redeemed at the option of the holder, if authorized by the Memorandum of Association.

    To modify the right of any class of shares, prior approval of shareholders holding at least 75% of the total issued and outstanding shares of such class must be obtained. This provision is identical to the requirement set out in
Section 47(7) of the Bermuda Companies Act of 1981.

    Annual general meetings are held at the time and place designated by the Board not less than once in every year with at least seven full days notice to be given to each shareholder entitled to vote and to each Director and the Resident Representative of the Company. No meeting may proceed unless a quorum of shareholders representing at least 50% of the total number of votes exercisable by all holders of shares in the Company issued and outstanding as of the date of the meeting is present. The meetings can be held by means of telephone, electronic or other communication facilities. Shareholders may attend either in person or by proxy and resolutions put to the vote of the meeting are decided on a show of hands unless a poll is demanded.

    Special general meetings may be called by the Chairman of the Board upon written request of at least one Director, or when required by the Bermuda Companies Act of 1981, which provides for the calling of a special meeting on the requisition of shareholders of the Company holding at the date of deposit of the requisition not less than 10% of the paid-up voting share capital of the Company. If for any reason it is impracticable to call a meeting of the Company in any manner, or to conduct the meeting of the Company in the manner prescribed by the Bye-laws or the Bermuda Companies Act of 1981, a court may either on its own motion, or on the application of any director of the Company or any shareholder of the Company entitled to vote at general meetings of the Company, order a meeting of the Company to be called. Such meetings shall be held at a time and place designated by the Board or the Chairman.

    There is no limitation on the right to own securities.

    The Company's corporate documents do not contain any provision which would have the effect of delaying, deferring or preventing a change in the control of the Company.

    No ownership threshold is established under the Company's Bye-laws.

    The Bermuda Companies Act of 1981 allows, subject in certain instances to other criteria being met, alterations to the capital of the Company to be authorized by a simple majority of the shareholders of the Company. The Bye-laws of the Company require a vote of the holders of at least two-thirds of the total number of votes exercisable by all holders of shares in the Company issued and outstanding as at the date of the resolution to make a change to the authorized share capital of the Company or repurchase, redeem, reorganize, consolidate, subdivide, cancel, reduce or convert the share capital of the Company or in any way alter the rights attaching thereto.

MATERIAL CONTRACTS

    There have been no contracts executed outside the ordinary course of business.

EXCHANGE CONTROLS

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

TAXATION

    Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon United States security holders.

    There is a limited income tax convention between the United States and Bermuda, the application of which generally is limited to insurance income.

DOCUMENTS ON DISPLAY

    We are subject to informational requirements of some U.S. federal securities laws and, therefore, are required or have agreed to file periodic reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." You may also visit the website of our parent, FLAG Telecom, at "http://www.flagtelecom.com." Any Internet addresses provided in this document are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

SUBSIDIARY INFORMATION

    The Company transferred its share in FLAG Telecom Asia Limited to another FLAG Telecom group company with effect from January 1, 2000.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    As a result of certain vendor contracts, the Company is exposed to foreign currency risk, and as a result of its financing structure, to interest rate risk.

CURRENCY RISK

    The Company does not believe that it is exposed to significant risk from movements in foreign currency exchange rates. All capacity and operations and maintenance revenues are payable in Dollars. All contracts for the provision by third parties of restoration are invoiced to the Company in Dollars. Certain vendor contracts for the provision to the FEA cable system of operations and maintenance services and local operating expenses of its overseas subsidiary companies are payable in currencies other than Dollars. Management believes that these exposures are not material to the financial position of the Company. Whenever deemed appropriate, the Company may hedge its exposure to foreign currency movements.

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

    The Company also receives interest at floating rates on funds held by the collateral trustee under its bank credit facility. See "Liquidity and Capital Resources" above.

LONG-TERM DEBT AS OF DECEMBER 31, 2000

                                                                           PRINCIPAL                      COMPANY'S
TYPE OF                  PAYMENTS        MATURITY                            AMOUNT       FAIR VALUE      OPTION TO
INSTRUMENT                  DUE            DATE         INTEREST RATE     ($, MILLION)   ($, MILLION)       REDEEM
----------             -------------   ------------   -----------------   ------------   ------------   --------------
Senior Notes.........  Semi-annually   January 2008   Fixed 8 1/4%           430.0           365.5      Any time after
                                                                                                        January 2003

Bank Credit
  Facility...........  Quarterly       January 2005   Floating LIBOR +        93.0            93.0      At any time
                                                      150 to 250
                                                      basis points

INTEREST RATE DERIVATIVE FINANCIAL INSTRUMENTS AS OF DECEMBER 31, 2000

                                                           RATE           RATE      NOTIONAL    FAIR VALUE
TYPE OF INSTRUMENT     PAYMENTS DUE   MATURITY DATE      PAYABLE       RECEIVABLE    AMOUNT    ($, MILLION)
------------------     ------------   -------------   --------------   ----------   --------   ------------
LIBOR Collar.........    Quarterly     April 2002      Floor at 5.85%   Cap at 8%     60.0           (0.09)

    The LIBOR rate at December 31, 2000 was 6.39875%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

    Not applicable

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

    The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.

    See page F-1 for a listing of the financial statements that are filed as part of this Form 20-F.

ITEM 19. EXHIBITS.

    The following documents are filed as Exhibits to this Form 20-F:

1.      -          FLAG Limited Bye-laws (Incorporated by Reference to the
                   Registrant's Annual Report on Form 20-F (Registration
                   No. 333-08456) filed on March 31, 1999).

        -          FLAG Limited Memorandum of Association.

        -          Valuation and qualifying accounts.

2.(b)   -          Credit Agreement, dated as of January 28, 1998, among FLAG
                   Limited, the Term Lenders thereto, the Revolving Lenders
                   thereto, Barclays Bank PLC and International Trust Company of Bermuda Limited, including all amendments thereof
                   (Incorporated by Reference to the Registration Statement on
                   Form F-1 (Registration No. 333-94899) filed by FLAG Telecom
                   Holdings Limited on January 18, 2000).

        -          Amended and Restated Credit Agreement, dated as of
                   February 16, 2000, among FLAG Limited, the Term Lenders thereto, the Revolving Credit Lenders thereto, Barclays
                   Capital, Dresdner Bank AG, New York and Grand Cayman
                   Branches, Barclays Bank PLC and International Trust Company of Bermuda Limited. (Incorporated by reference to the Registration Statement on Form 10-K (Registration
                   No. 000-29207) filed by FLAG Telecom Holdings Limited on
                   March 30, 2001).

2.(c)   -          Indenture for 8 1/4% Senior Notes Due 2008, dated as of
                   January 30, 1998, between FLAG Limited and IBJ Schroeders
                   Bank & Trust Company (Incorporated by Reference to the
                   Registration Statement on Form F-1/A (Registration
                   No. 333-94899) filed by FLAG Telecom Holdings Limited on
                   February 3, 2000).

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants (Arthur
  Andersen).................................................    F-2

Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999, and 1998.........................    F-4

Consolidated Statements of Comprehensive Income for the
  years ended December 31, 2000, 1999, and 1998.............    F-5

Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 2000, 1999, and 1998.............    F-6

Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999, and 1998.........................    F-7

Notes to Consolidated Financial Statements..................    F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of FLAG Limited:

    We have audited the accompanying consolidated balance sheets of FLAG Limited (a Bermuda company) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of FLAG Limited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FLAG Limited and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule in item 18 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our, opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen
Hamilton, Bermuda
March 28, 2001

                          FLAG LIMITED AND SUSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2000 AND 1999

                                                                  2000           1999
                                                              ------------   ------------
                                                              (EXPRESSED IN THOUSANDS OF
                                                               DOLLARS EXCEPT PER SHARE
                                                                       AMOUNTS)
ASSETS:
CURRENT ASSETS:
  Cash and cash equivalents.................................   $    2,623     $    1,213
  Accounts receivable, net of allowance for doubtful
    accounts of $5,289
    (1999--$6,827)..........................................       84,067         89,814
  Due from affiliates and other receivables.................        8,768            950
  Prepaid expenses and other assets.........................        3,354          1,433
                                                               ----------     ----------
                                                                   98,812         93,410
Restricted cash.............................................      111,453        134,066
Capacity available for sale.................................           --        774,366
Capitalized financing costs, net of accumulated amortization
  of $5,664 (1999--$3,142)..................................       11,073         10,708
Property and equipment, net.................................    1,001,246        295,977
                                                               ----------     ----------
                                                               $1,222,584     $1,308,527
                                                               ==========     ==========

LIABILITIES:
CURRENT LIABILITIES:
  Accrued construction costs................................   $   49,139     $   52,411
  Accounts payable..........................................       22,246          4,980
  Accrued liabilities.......................................       14,331         27,409
  Deferred revenue..........................................       59,371         44,345
  Income taxes payable......................................        3,766          3,767
  Due to affiliate..........................................           --          3,252
                                                               ----------     ----------
                                                                  148,853        136,164
Long-term debt..............................................      518,861        615,270
Deferred revenue and other..................................      210,158        100,724
Deferred taxes..............................................        3,358          3,973
                                                               ----------     ----------
                                                                  881,230        856,131

SHAREHOLDERS' EQUITY:
  Ordinary Shares, $.0001 (1999--$.0001) par value,
    1,139,000,000 (1999--1,139,000,000) authorized and
    635,796,338 (1999--635,796,338) issued and
    outstanding.............................................           64             64
  Additional paid-in capital................................      546,664        521,664
  Deferred stock compensation...............................       (1,967)        (8,969)
  Accumulated other comprehensive income--foreign currency
    translation.............................................         (418)          (680)
  Accumulated deficit.......................................     (202,989)       (59,683)
                                                               ----------     ----------
                                                                  341,354        452,396
                                                               ----------     ----------
                                                               $1,222,584     $1,308,527
                                                               ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         FLAG LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                                  2000           1999           1998
                                                              ------------   ------------   ------------
                                                              (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT
                                                                     SHARE AND PER SHARE AMOUNTS)
REVENUES:
  Capacity revenue, net of discounts........................  $    40,910    $   129,881    $   184,731
  Operations and maintenance revenue........................       40,942         30,576         23,517
                                                              -----------    -----------    -----------
                                                                   81,852        160,457        208,248

EXPENSES:
  Cost of capacity sold.....................................           --         49,643        101,288
  Operations and maintenance cost (including non-cash stock
    compensation expense of $1,845, 1999--$2,647
    and 1998--nil)..........................................       32,180         30,482         37,931
  Sales and marketing (including non-cash stock compensation expense of $1,164, 1999--$1,534
    and 1998--nil)..........................................       11,884         11,998         10,680
  General and administrative (including non-cash stock
    compensation expense of $3,993, 1999--$4,127
    and 1998 nil)...........................................       32,623         25,537         21,674
  Depreciation and amortization.............................       76,485         10,949            844
                                                              -----------    -----------    -----------
                                                                  153,172        128,609        172,417
                                                              -----------    -----------    -----------
OPERATING (LOSS)/INCOME.....................................      (71,320)        31,848         35,831
INTEREST EXPENSE............................................      (50,452)       (54,409)       (61,128)
INTEREST INCOME.............................................        8,318          8,992         14,875
                                                              -----------    -----------    -----------
LOSS BEFORE INCOME TAXES....................................     (113,454)       (13,569)       (10,422)
PROVISION FOR INCOME TAXES..................................         (148)         1,163          1,260
                                                              -----------    -----------    -----------
LOSS BEFORE EXTRAORDINARY ITEM..............................     (113,306)       (14,732)       (11,682)
EXTRAORDINARY ITEM..........................................           --             --         59,839
                                                              -----------    -----------    -----------
NET LOSS....................................................     (113,306)       (14,732)       (71,521)
                                                              ===========    ===========    ===========
CUMULATIVE PAY-IN-KIND PREFERRED DIVIDENDS..................                                      1,508
REDEMPTION PREMIUM AND WRITE OFF OF DISCOUNT ON PREFERRED
  SHARES....................................................                                      8,500
                                                                                            -----------
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS..................                                $   (81,529)
                                                                                            ===========

Basic and diluted net loss per common share--Class A........  $        --    $        --    $     (0.07)
Basic and diluted net loss per common share--Class B........  $        --    $        --    $     (0.13)
Basic and diluted net loss per Ordinary Share...............  $     (0.18)   $     (0.02)            --
                                                              ===========    ===========    ===========

Weighted average common shares outstanding--Class A.........           --             --    132,000,000
Weighted average common shares outstanding--Class B.........           --             --    565,858,741
Weighted average Ordinary Shares outstanding................  635,796,338    635,796,338             --
                                                              ===========    ===========    ===========
NET LOSS....................................................  $  (113,306)   $   (14,732)   $   (81,529)
Foreign currency translation adjustment.....................          262             24           (704)
                                                              -----------    -----------    -----------
COMPREHENSIVE LOSS..........................................  $  (113,044)   $   (14,708)   $   (82,233)
                                                              ===========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                         FLAG LIMITED AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                 CLASS A
                              COMMON SHARES           ORDINARY SHARES       ADDITIONAL
                         -----------------------   ----------------------    PAID-IN
                            SHARES       AMOUNT      SHARES       AMOUNT     CAPITAL
                         ------------   --------   -----------   --------   ----------
                         (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT NUMBERS OF SHARES)
Balance, December 31,
  1997.................   132,000,000      13      565,858,741      57        514,389
Preferred share
  dividends and
  accretion............            --      --               --      --         (1,508)
Premium on redemption
  of preferred
  shares...............            --      --               --      --         (6,641)
Write-off of
  unamortized discount
  on issuance of
  preferred shares.....            --      --               --      --         (1,859)
Foreign currency
  translation
  adjustment...........            --      --               --      --             --
1998 net loss
  applicable to common
  shareholders.........            --      --               --      --             --
                         ------------     ---      -----------     ---       --------
Balance, December 31,
  1998.................   132,000,000      13      565,858,741      57        504,381
Conversion of Class A
  shares into Class B
  shares
    Class A shares
      retired..........  (132,000,000)    (13)              --      --             13
    Ordinary Shares
      issued...........            --      --       69,937,597       7             (7)
Stock compensation
  accrued..............            --      --               --      --         17,277
Stock compensation
  current year
  charge...............            --      --               --      --             --
Foreign currency
  translation
  adjustment...........            --      --               --      --             --
1999 net loss
  applicable to common
  shareholders.........            --      --               --      --             --
                         ------------     ---      -----------     ---       --------
Balance, December 31,
  1999.................            --      --      635,796,338     $64       $521,664
                         ------------     ---      -----------     ---       --------
Capital contribution
  from FLAG Telecom
  Holdings Limited.....            --      --               --      --         25,000
Stock compensation
  current year
  charge...............            --      --               --      --             --
Foreign currency
  translation
  adjustment...........            --      --               --      --             --
Dividend paid..........            --      --               --      --             --
Net loss...............            --      --               --      --             --
                         ------------     ---      -----------     ---       --------
Balance, December 31,
  2000.................            --      --      635,796,338     $64       $546,664
                         ============     ===      ===========     ===       ========

                                                         RETAINED
                                           FOREIGN       EARNINGS        TOTAL
                             STOCK        CURRENCY     (ACCUMULATED   SHAREHOLDERS
                         COMPENSATION    TRANSACTION     DEFICIT)        EQUITY
                         -------------   -----------   ------------   ------------
                         (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT NUMBERS OF SHARES)
Balance, December 31,
  1997.................          --            --          26,570        541,029
Preferred share
  dividends and
  accretion............          --            --           1,508             --
Premium on redemption
  of preferred
  shares...............          --            --           6,641             --
Write-off of
  unamortized discount
  on issuance of
  preferred shares.....          --            --           1,859             --
Foreign currency
  translation
  adjustment...........          --          (704)             --           (704)
1998 net loss
  applicable to common
  shareholders.........          --            --         (81,529)       (81,529)
                           --------         -----       ---------      ---------
Balance, December 31,
  1998.................          --          (704)        (44,951)       458,796
Conversion of Class A
  shares into Class B
  shares
    Class A shares
      retired..........          --            --              --             --
    Ordinary Shares
      issued...........          --            --              --             --
Stock compensation
  accrued..............     (17,277)           --              --             --
Stock compensation
  current year
  charge...............       8,308            --              --          8,308
Foreign currency
  translation
  adjustment...........          --            24              --             24
1999 net loss
  applicable to common
  shareholders.........          --            --         (14,732)       (14,732)
                           --------         -----       ---------      ---------
Balance, December 31,
  1999.................    $ (8,969)        $(680)      $ (59,683)     $ 452,396
                           --------         -----       ---------      ---------
Capital contribution
  from FLAG Telecom
  Holdings Limited.....          --            --              --         25,000
Stock compensation
  current year
  charge...............       7,002            --              --          7,002
Foreign currency
  translation
  adjustment...........          --           262              --            262
Dividend paid..........          --            --         (30,000)       (30,000)
Net loss...............          --            --        (113,306)      (113,306)
                           --------         -----       ---------      ---------
Balance, December 31,
  2000.................    $ (1,967)        $(418)      $(202,989)     $ 341,354
                           ========         =====       =========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                         FLAG LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                2000        1999        1998
                                                              ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss or net loss applicable to common shareholders......  $(113,306)  $ (14,732)  $ (81,529)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
Pay-in-kind preferred dividends.............................         --          --       1,508
Amortization of financing costs.............................      2,522       1,644       3,427
Provision for doubtful accounts.............................     (1,538)      1,803        (424)
Depreciation................................................     76,485      10,949         844
Loss on disposal of property and equipment..................         91          --          --
Deferred taxes..............................................       (335)        439      (1,038)
Preferred share redemption premium..........................         --          --       8,500
Loss on debt refinancing....................................         --          --      59,839
Senior debt discount........................................        591         591         591
Stock compensation..........................................      7,002       8,308          --
Add (deduct) net changes in operating assets and
  liabilities:
  Accounts receivable.......................................      7,285        (578)     42,500
  Due from affiliates and other receivables.................        950        (744)        484
  Prepaid expenses and other assets.........................     (1,921)      1,187        (272)
  Capacity available for sale...............................         --      56,127     113,849
  Accounts payable and accrued liabilities..................      4,194      (6,654)     12,250
  Income taxes payable......................................         (1)     (2,633)      2,062
  Due to affiliate..........................................    (12,020)      1,409      (4,049)
  Deferred revenue..........................................    124,459      21,533     (69,711)
                                                              ---------   ---------   ---------
    Net cash provided by operating activities...............     94,458      78,649      88,831
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Organization and financing costs incurred...................         --          --     (13,769)
Proceeds from long-term debt................................         --          --     320,000
Proceeds from 8 1/4% Senior Notes...........................         --          --     424,088
Financing costs incurred....................................     (2,887)         --          --
Capital contribution from FLAG Telecom Holdings Limited.....     25,000          --          --
Payment of dividend.........................................    (30,000)         --          --
Repayment of long-term debt.................................    (97,000)    (81,500)   (663,587)
Redemption of preferred shares..............................         --          --    (139,453)
                                                              ---------   ---------   ---------
    Net cash used in financing activities...................   (104,887)    (81,500)    (72,721)
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash.................................     22,613     121,300     170,539
Cash paid for construction of network assets................     (3,273)   (122,770)   (181,998)
Purchase of property and equipment..........................     (7,517)         --      (4,146)
Proceeds from disposal of property and equipment............         33       2,538          --
                                                              ---------   ---------   ---------
    Net cash provided by/(used in) investing activities.....     11,856       1,068     (15,605)
                                                              ---------   ---------   ---------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS........      1,427      (1,783)        505
Effect of foreign currency movements........................        (17)        (28)         29
CASH AND CASH EQUIVALENTS, beginning of year................      1,213       3,024       2,490
                                                              ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, end of year......................  $   2,623   $   1,213   $   3,024
                                                              ---------   ---------   ---------
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
Decrease in capacity available for sale.....................    774,366          --          --
Transfer to property and equipment..........................   (774,366)         --          --
Decrease in capacity available for sale.....................  $      --   $  68,127   $  25,054
Decrease in accrued construction costs......................         --     (12,000)         --
                                                              ---------   ---------   ---------
Cost of capacity sold.......................................  $      --   $  56,127   $  25,054
                                                              =========   =========   =========
Increase in construction in progress........................  $      --   $  41,016   $  11,105
(Increase)/decrease in accrued liabilities and construction
  costs.....................................................     (3,272)     81,754     170,893
                                                              ---------   ---------   ---------
Cash paid for construction..................................  $  (3,272)  $ 122,770   $ 181,998
                                                              =========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid...............................................  $  48,494   $  52,379   $  42,810
                                                              =========   =========   =========
Interest capitalized........................................  $      --   $   1,281   $      --
                                                              =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                          FLAG LIMITED AND SUSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

1. BACKGROUND AND ORGANIZATION

    FLAG Limited and Subsidiaries ("the Company") is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of an independent, privately-owned digital fiberoptic undersea cable system, the FLAG Europe-Asia ("FEA") cable system. The FLAG Europe-Asia cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China (the "FLAG Route"). The FEA cable system, which was placed in commercial service on November 22, 1997, cost approximately $1.6 billion to construct, and consists of over 28,000 kilometers of fiberoptic cable.

    On February 26, 1999, the Company was part of a reorganization whereby FLAG Telecom Holdings Limited ("FLAG Telecom"), a Bermuda company, became the holding company for the FLAG Telecom group of companies. Pursuant to this reorganization, all of the Class A common shares of the Company were converted to Class B common shares, which were subsequently re-classified as Ordinary Shares and the shareholders of the Company transferred to FLAG Telecom 418,259,688 Ordinary Shares in exchange for an equal number of shares in FLAG Telecom. As a result of this reorganization, FLAG Telecom held 65.79% of the share capital of the Company with the balance of 34.21% being held by Bell Atlantic Network Systems Company. On January 4, 2000, Bell Atlantic exchanged its remaining holding in the Company for shares in FLAG Telecom.

RISKS AND OTHER IMPORTANT FACTORS

    The Company's operations and ability to grow may be affected by numerous factors, including, but not limited to: deployment of sophisticated technologies which in certain instances have not yet been successfully implemented; availability of resources required to adapt, upgrade or expand the FEA cable system; rapid technological change in the Company's industry; maintenance of co-operative relationships with landing parties; foreign regulations; possible international economic and political instability; industry competition and pricing pressures from a wide variety of sources; and exposure to foreign exchange rate risks. The Company cannot predict which, if any, of these or other factors might have a significant impact on the telecommunications industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations.

    The Company has experienced losses in 2000, 1999 and 1998. These losses are expected to continue for additional periods in the future. There can be no assurance that the Company's operations will become profitable.

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

                          FLAG LIMITED AND SUSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    b)  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual amounts and results could differ from those estimates.

    c)  Revenue Recognition

CAPACITY

    Capacity contracts are accounted for as leases. Capacity contracts that do not qualify for sales type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease. In compliance with FASB Interpretation No. 43, "Real Estate Sales, an Interpretation of FASB Statement No. 66," capacity contracts entered into after June 30, 1999, are deemed not to be sales of real estate and, therefore, are not accounted for as sales type leases. The Company has recorded only operating leases for capacity transactions after June 30, 1999 for the periods presented. Until June 30, 1999 revenues from operating lease transactions were considered incidental and recorded as a reduction of the capacity available for sale, thereafter recognised over the period of the contract.

    Payments received from customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue.

    In exchange for construction costs incurred, the Company granted credits to suppliers toward future capacity. In addition, certain customers have committed to purchase capacity at a future date under signed capacity credit agreements. Such amounts received under these agreements and the capacity credits granted to suppliers are recorded at fair value as deferred revenue until the date the credits are utilized, at which time the deferred revenue is recognized as earned. Amounts receivable under these capacity agreements are reflected within accounts receivable in the accompanying balance sheets.

OPERATIONS AND MAINTENANCE

    Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance are recognized over the period the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance which are applicable to future periods.

    d)  Direct Costs Related to Revenue

CAPACITY

    The cost relating to capacity sold under outright sale or sales type lease contracts is recognized as cost of sales upon recognition of revenues. The amount charged to cost of sales is based on the ratio of capacity sales recognized as revenues in the period to total expected revenues over the entire life of the cable system multiplied by the total construction costs. This calculation of cost of sales matches costs with the relative sales value of each sale to total expected revenues.

                          FLAG LIMITED AND SUSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Management's estimate of total expected revenues over the life of the cable system may change due to a number of factors affecting estimated future revenues including changes in management's estimate of the units of capacity to be sold and changes in the expected sales value per unit of capacity to be sold. Additionally, the cost per unit will decrease in the event the capacity of the cable system is upgraded in the future to increase the units of capacity available for sale. Changes in management's estimate of total expected revenues over the life of the cable system will result in adjustments to the calculations of cost of sales. These adjustments will be recorded on a prospective basis over future periods commencing with the period management revises its estimate.

    Costs of the system relating to capacity contracts accounted for as operating leases are recorded in property and equipment and are depreciated over the remaining economic life of the network.

OPERATIONS AND MAINTENANCE COSTS

    Operations and maintenance costs are expensed as incurred.

    e)  Commissions

    Commissions are capitalized and amortized over the period of the recognition of the related capacity revenue.

    f)  Advertising Costs

    Advertising costs are expensed as incurred. Such costs are included in sales and marketing expenses in the accompanying consolidated statements of operations.

    g)  Net Income/(Loss) per Common Share

    SFAS No. 128 "Earnings per Share" requires dual presentation of basic and diluted earnings per share on the face of the statements of operations for all periods presented. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

    h)  Cash and Cash Equivalents

    The Company considers all short-term investments with original maturities of 90 days or less to be cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheets approximate fair value.

    i)  Restricted Cash

    The Company designates funds held by collateral trustees, in escrow or legally designated for specific projects or commitments by bank agreements, as long term restricted cash.

    j)  Capitalized Interest and Financing Costs

    Costs incurred to obtain financing are capitalized and amortized over the term of the related borrowings.

                          FLAG LIMITED AND SUSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    k)  Construction in Progress

    Construction in progress is stated at cost. Capitalized costs include costs incurred under the construction contract, engineering and consulting fees, legal fees related to obtaining landing right licenses, interest costs related to program management, costs for the route surveys, indirect costs associated with the cable system and other costs necessary for developing the cable system. Construction in progress is transferred to property and equipment when placed into service. Construction in progress at 31 December 2000 and 1999 was nil.

    l)  Property and Equipment

    Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the property and equipment as follows:

Computer equipment....................................  3 years
Fixtures and fittings.................................  5 years
Leasehold improvements................................  Remaining lease term
Motor vehicles........................................  5 years
Cable systems.........................................  15 years

    The estimated useful lives of cable systems are determined based on the estimated period over which they will generate revenue.

    m) Impairment of Long-Lived Assets

    The Company periodically reviews events and changes in circumstances to determine whether the recoverability of the carrying value of long-lived assets should be reassessed. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized by the Company.

    n)  Income Taxes

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

    o)  Derivative Financial Instruments

    The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates and currencies. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The counterparties to these instruments are major financial institutions with high credit quality. The Company is exposed to credit loss in the event of nonperformance by these counterparties.

                          FLAG LIMITED AND SUSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    For certain derivatives to qualify for hedge accounting, the debt instrument being hedged must create an exposure to the Company and, at the inception of the derivative instrument and throughout the period the derivative is held, there must be a high correlation of changes in the market value of the derivative and underlying debt instrument. Under hedge accounting, payments due to or from the counterparties are recorded as an increase or reduction in expense through the end of 2000.

    p)  Translation of Foreign Currencies

    Transactions in foreign currencies are translated into Dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at year-end are translated into Dollars at the rate of exchange at that date. Foreign exchange gains or losses are reflected in the accompanying statements of operations.

    The statements of operations of overseas subsidiary undertakings are translated into Dollars at average exchange rates and the year-end net investments in these companies are translated at year-end exchange rates. Exchange differences arising from retranslation at year-end exchange rates of the opening net investments and results for the year are charged or credited directly to the cumulative translation adjustment in shareholders' equity.

    q)  Stock Options

    As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), the Company has chosen to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date under fixed plan awards. The compensation expense is charged against operations ratably over the vesting period of the options.

    r)  Concentration of Credit Risk

    Financial instruments that potentially subject the Company to a concentration of credit risk are accounts receivable. The Company performs ongoing credit evaluations of its larger customers' financial condition.

    The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals only with highly rated counterparties.

    s)  Re-classifications

    Certain prior year amounts have been re-classified in the consolidated financial statements to conform to current year presentation.

    t)  New Accounting Standards

    In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards no. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet

                          FLAG LIMITED AND SUSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) as either an asset or a liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows gains and losses on a derivative to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137 and SFAS
No. 138, is effective for fiscal years beginning after June 15, 2000, and cannot be applied retroactively.

    The Company expects that the adoption of SFAS No.'s 133, 137, and 138 may have a material impact on the financial position or the results of operations of the Company, but is unable to estimate the effects of adoption at this time. Specifically, the Company believes that the following changes in its accounting policies will result from the adoption of SFAS 133:

    - The Company currently considers its interest rate collar as a hedge under which payments due to or from the counterparties are recorded as an increase or reduction in expense. The Company believes that this interest rate collar will be recorded as an effective cash flow hedge under the provisions of SFAS No. 133 and, accordingly, changes in the intrinsic value associated with the interest rate collar will be recorded directly to other accumulated comprehensive income and changes in the time value of the interest rate collar will be recorded directly to current period earnings.

3. ACCOUNTS RECEIVABLE

    Accounts receivable consisted of the following:

                                                              2000       1999
                                                            --------   --------
Billed....................................................   70,108     83,786
Unbilled..................................................   13,959      6,028
                                                            -------    -------
                                                            $84,067    $89,814
                                                            -------    -------

4. RESTRICTED CASH

    All of the restricted cash balances as at December 31, 2000 and 1999, are funds held by collateral trustees.

5. CAPITALIZED INTEREST COSTS

    Interest costs on qualifying assets are capitalized and amortized over the useful life. Total interest capitalized to construction in progress during the year ended December 31, 2000, 1999 and 1998, was $0, $1,281 and $0,
respectively.

                          FLAG LIMITED AND SUSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

6. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                           2000        1999
                                                        ----------   --------
Office furniture......................................  $      779   $    629
Leasehold improvements................................         441        224
Computer equipment....................................         579      1,084
Motor vehicles........................................         353        286
Cable systems.........................................   1,085,787    304,703
                                                        ----------   --------
                                                         1,087,939    306,926
Less--Accumulated depreciation........................     (86,693)   (10,949)
                                                        ----------   --------
Net book value........................................  $1,001,246   $295,977
                                                        ----------   --------

    As a result of the application of FIN 43, sales on certain parts of the cable system will not be able to satisfy the requirements for sales type lease accounting. Accordingly the costs of these parts of the system have been reclassified with effect from July 1, 1999 from capacity available for sale to property and equipment and are being depreciated over their remaining useful economic life of 15 years.

7. LONG-TERM DEBT

    The Company's long-term debt comprises the following:

                                                            2000       1999
                                                          --------   --------
Bank credit facilities..................................    93,000    190,000
8 1/4% Senior Notes, due 2008, net of unamortized
  discount of $4,139 (1999--$4,878) interest payable
  semi-annually.........................................   425,861    425,270
                                                          --------   --------
                                                          $518,861   $615,270
                                                          --------   --------

    On January 30, 1998, the Company completed a refinancing which consisted of $370,000 of bank credit facilities and $430,000 of the Senior Notes. Proceeds received under the Senior Notes were $424,088, net of a $5,912 discount.

    On February 16, 2000, the Company amended and restated its existing credit facilities to consist of a $150,000 six-year term loan facility ($93,000 of which was outstanding at December 31, 2000, and $190,000 including additional amounts under the pre-amended facility was outstanding at December 31, 1999) and a $10,000 revolving credit facility (none of which was outstanding at December 31, 2000 and 1999). These facilities bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of the 8 1/4% Senior Notes of the Company (8.4% at December 31, 2000, and before the amendment and restatement of February 2000, LIBOR plus 140 basis points, or 7.90% at December 31, 1999). The current interest rate is 200 basis points over LIBOR. The facilities are secured by a pledge of all of the capital stock of the Company and by assignment of the Company's contracts and a security interest in its bank accounts and intangible property.

                          FLAG LIMITED AND SUSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

7. LONG-TERM DEBT (CONTINUED)
    The Company has outstanding $430,000 of 8 1/4% Senior Notes with an effective interest rate at December 31, 2000 of 11.4%.

    The credit facility and the indenture under which the Senior Notes were issued impose certain operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, repay indebtedness (including the Senior Notes) prior to stated maturities, sell assets, make investments, engage in transactions with shareholders and affiliates, issue capital stock, create liens or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in its business or the economy in general, or otherwise conduct necessary corporate activities. In addition, the Company's Credit Facility contains financial covenants with respect to maintaining an interest average ratio of 1.7 and maintaining a remaining asset value average ratio of 8.5. The Company was in compliance with these financial covenants throughout 2000 and 1999.

    As at December 31, 2000, contractual maturities of the Company's indebtedness were as follows:

YEAR ENDED DECEMBER 31,
-----------------------
2001.................................................          --
2002.................................................          --
2003.................................................      16,344
2004.................................................      29,129
2005.................................................      37,561
Thereafter...........................................     435,827
                                                          -------
Total................................................     518,861
                                                          -------

8. SHAREHOLDERS' EQUITY

    a)  Class A Common Shares

    In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. 132,000,000 Class A shares were converted to 69,937,597 Class B shares, which were subsequently re-classified as Ordinary Shares on February 26, 1999.

    b)  Ordinary Shares

    The authorized share capital of the Company consists of 1,139,000,000 Ordinary Shares with a par value of $.0001 per share. These shares carry 100% of the voting rights. The following number of shares are issued and outstanding:

                                         2000           1999           1998
                                     ------------   ------------   ------------
Shares outstanding.................   635,796,338    635,796,338    565,858,741
Share capital......................  $         64   $         64   $         57

                          FLAG LIMITED AND SUSIDIARIES

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

9. STOCK OPTIONS

    In March, 1998, the Company adopted a Long-Term Incentive Plan under which the Company could grant up to 4,206,305 shares of common stock to eligible members of staff. During 1999, the Plan was adopted by the Company's parent company, FLAG Telecom, and the maximum number of options that could be granted under the plan was increased to 6,763,791. Generally, options granted under this plan vest and are exercisable over periods up to three years, subject to meeting certain qualifying criteria. All options vest no later than eight years and expire ten years after the date of grant. The options can vest, and are exercisable, earlier on the commencement of an initial public offering of equity in the Company. As at December 31, 1998, 1999 and 2000, the total number of options granted were 250,001, 319,168 and 316,878 respectively. At December 31, 2000 and 1999, 3,162,490 and 1,204,024 options had vested, respectively.

    Had the compensation for the Company's Long Term Incentive Plan been determined in accordance with SFAS No. 123, the Company's net loss and loss per share would have been decreased to the pro forma amounts indicated below:

                                                             2000       1999
                                                           --------   --------
Net loss attributable to common shareholders
  --as reported..........................................  (113,306)  (14,732)
  --pro forma............................................  (108,579)  (25,065)
Basic and diluted loss per share
  --as reported..........................................     (0.18)    (0.02)
  --pro forma............................................     (0.17)    (0.04)

    The effects of applying SFAS No. 123 for disclosing compensation cost may not be representative of the effects on reported net income for future years.

    The weighted average fair value of options granted during 2000, 1999 and 1998 was $7.18, $13.15 and $3.64 per share respectively. The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model using the following weighted average assumptions.

                                                  2000        1999        1998
                                                ---------   ---------   ---------
Dividend yield................................  0.0%        0.0%        0.0%
Expected volatility...........................  42%         59%         59%
Risk-free interest rate.......................  6.1%        5.8%        5.8%
Expected lives of the options.................  5.0 years   5.0 years   5.0 years

    The weighted average remaining contractual life of all options is
8.51 years.

                         FLAG LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

10. BASIC AND DILUTED LOSS PER COMMON SHARE

                                                               1998
                                                     -------------------------
                                                       CLASS A       CLASS B
                                                     -----------   -----------
Net loss before extraordinary item.................  $   (21,847)  $   (21,847)
Extraordinary item.................................  $   (59,839)  $   (59,839)
Net loss...........................................  $   (81,529)  $   (81,529)
Percentage entitlement.............................           11%           89%
Net loss per class before extraordinary item.......  $    (2,403)  $   (19,444)
Extraordinary item.................................  $    (6,582)  $   (53,257)
Net loss per class.................................  $    (8,968)  $   (72,561)
Number of shares...................................  132,000,000   565,858,741
Basic and diluted loss per share before
  extraordinary item...............................  $     (0.02)  $     (0.03)
Basic and diluted extraordinary item per share.....  $     (0.05)  $     (0.10)
Basic and diluted net loss per share...............  $     (0.07)  $     (0.13)

    In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B shares, which were subsequently re-classified as Ordinary Shares of equivalent value. Basic net income per share in 1999 is based on dividing the net income by the number of Ordinary Shares outstanding for the period as if the exchange had occurred on January 1, 1999. The basic net loss per Class A and Class B common share in 1998 is based on dividing net loss applicable to Class A and Class B shareholders by the weighted average number of common shares outstanding during the period.

11. FINANCIAL INSTRUMENTS

    The following table presents the carrying amounts and fair values of the Company's financial instruments as of December 31, 2000, 1999, and 1998:

                                           2000                              1999                              1998
                              -------------------------------   -------------------------------   -------------------------------
                              PRINCIPAL                         PRINCIPAL                         PRINCIPAL
                              /NOTIONAL   CARRYING     FAIR     /NOTIONAL   CARRYING     FAIR     /NOTIONAL   CARRYING     FAIR
                               AMOUNT      AMOUNT     VALUE      AMOUNT      AMOUNT     VALUE      AMOUNT      AMOUNT     VALUE
                              ---------   --------   --------   ---------   --------   --------   ---------   --------   --------
8 1/4% Senior Notes           $430,000    $425,861   $365,500   $430,000    $425,270   $395,600   $430,000    $424,679   $419,250
Long-term debt..............  $ 93,000    $93,000    $ 93,000   $190,000    $190,000   $190,000   $271,500    $271,500   $271,500
Interest rate collar........  $ 60,000         --    $    (94)  $160,000         --    $    370   $160,000         --    $  2,621

    The notional amounts of interest rate derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives. The

                         FLAG LIMITED AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

11. FINANCIAL INSTRUMENTS (CONTINUED)
amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

8 1/4% Senior Notes..................  The carrying amount of the 8 1/4% Senior Notes is the net proceeds of the Senior Notes issue. The fair value is based on the market price of the Senior Notes at December 31,
                                       2000, 1999 and 1998.

Long-term debt.......................  The carrying amount of the long term debt is the proceeds drawn under the available credit facilities. The debt is
                                       subject to variable interest rates, and therefore, in
                                       management's opinion, the carrying amount approximates the fair value of the long term debt.

Interest rate collar.................  The interest rate collar agreements are "zero cost" meaning that the cost of acquiring the contract is embedded in the interest rate spread. As such, the agreement does not have a carrying value. The fair value is estimated using an option pricing model and values the changes in interest rates since inception, and the potential for future changes over the
                                       remaining term.

12. TAXES

    At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

    The provision for income taxes reflected in the accompanying statement of operations consists of taxes incurred on income derived from capacity sales and standby maintenance revenues from customers in certain jurisdictions along the FEA cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax.

    The provision for income taxes, which consists entirely of taxes payable to foreign governments outside Bermuda, is comprised of the following:

                                                         2000       1999       1998
                                                       --------   --------   --------
Current..............................................   $ 187      $  694     $2,281
Deferred.............................................    (335)        469     (1,021)
                                                        -----      ------     ------
                                                        $(148)     $1,163     $1,260
                                                        =====      ======     ======

                         FLAG LIMITED AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

12. TAXES (CONTINUED)
    Deferred taxes arise principally because, for tax purposes, in certain jurisdictions, revenues from capacity sales are deferred and recognized as taxable income over the estimated life of the FEA cable system. The deferred taxes recorded in the balance sheet comprise the following:

                                                     2000       1999       1998
                                                   --------   --------   --------
Capacity sales revenues deferred for tax
  purposes.......................................  $17,066    $17,066    $13,217
Deferred commissions for tax purposes............   (1,851)    (1,851)    (1,911)
Depreciation.....................................   (8,648)    (8,648)    (5,797)
Tax losses carried forward (expiring over periods
  of 5 years or more)............................   (2,554)    (2,220)    (1,479)
Other............................................     (655)      (374)      (468)
                                                   -------    -------    -------
                                                   $ 3,358    $ 3,973    $ 3,562
                                                   =======    =======    =======

    Since Bermuda does not impose an income tax, the statutory rate of tax is zero. The difference between reported tax expense in the accompanying statements of operations and tax as computed at statutory rates, is attributable to the provisions for foreign taxes shown above.

13. RELATED PARTY TRANSACTIONS

    The Company and certain of its Shareholders or affiliates thereof have entered into agreements for the development, construction, operation, financing and marketing of the FEA cable system.

    a)  Program Management Services Agreement

    Under the terms of a Program Management Services Agreement, Bell Atlantic Network Systems ("BANS"), then a direct shareholder of the Company, managed all aspects of the planning and construction of the FEA cable system. The Company reimbursed BANS for all related costs and out-of-pocket expenses plus a fee equal to 16% of payroll costs and certain outside contractor and consultant costs.

    Effective May 14, 1998, the Company entered into a Termination and Release Agreement providing for the termination of the Program Management Services Agreement with BANS. In June 1998, the Company made a final payment to BANS to settle all outstanding liabilities under the Program Management Services Agreement.

    b)  Marketing Services Agreement

    The Company and BANS entered into a Marketing Services Agreement pursuant to which BANS was responsible for marketing the assignable capacity of the FEA cable system. BANS invoiced the Company for commissions at the rate of 4% of commitments obtained prior to July 3, 1995 and 3% of the commitments obtained thereafter.

    Effective May 21, 1998, under a Marketing Transition Agreement the Company and BANS agreed to terminate the Marketing Services Agreement. Under the Marketing Transition Agreement, the Company agreed to pay certain BANS' closing down expenses and certain commissions in connection

                         FLAG LIMITED AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

13. RELATED PARTY TRANSACTIONS (CONTINUED) with their pre-termination and post-termination activities. The Company will accrue a liability for the commissions in the period it becomes probable that BANS or its affiliate will obtain the sales and that the amount of the commissions can be reasonably estimated.

    c)  Employee Services Agreement

    In May 1998, the Company entered into an Employee Services Agreement with Bell Atlantic Global Systems ("BAGS"), a subsidiary of one of the Company's indirect shareholders, pursuant to which BAGS seconded certain employees to the Company.

    Total amounts incurred for the above services are as follows:

                                         PROGRAM     MARKETING    BUSINESS     EMPLOYEE
                                        MANAGEMENT   SERVICES    DEVELOPMENT   SERVICES
                                        ----------   ---------   -----------   --------
2000.................................         --          --           --        $ 23
1999.................................         --          --           --        $298
1998.................................     $2,823      $2,229         $662        $411

    Program management and business development costs directly related to the construction of the FEA cable system have been capitalized. Total program management and business development costs capitalized through the Program Management Services Agreement were $49,199. All other program management and business development costs have been expensed in the accompanying statements of operations. All marketing services commissions and employee services in the above table have been expensed in the accompanying statements of operations.

    Marubeni Corporation, the administrative agent for certain financing that was repaid in January 1998, is affiliated with Marubeni Telecom Development Limited, which was a direct shareholder of the Company at the time. Under the terms of that credit agreement, Marubeni Corporation was entitled to certain arrangement and commitment fees. Fees incurred payable to Marubeni Corporation for the years ended December 31, 1998 and 1997 were $58 and $1,280, respectively. At the end of each year, no amounts were payable. Interest in relation to financing provided by Marubeni for the years ended December 31, 1998 and 1997 were $1,953 and $14,927, respectively, of which $nil and $579 were payable at the end of each year, respectively.

    The Company granted approximately $60,000 of capacity credits and $9,250 of cash to an affiliate of a shareholder of the Company in connection with the construction of the FEA cable system in the year ended December 31, 1997. The capacity credits were utilized during the year ended December 31, 1998.

    Sales to companies under the common control of FLAG Telecom, totaled $4,681, $Nil and $Nil for the years ended December 31, 2000, 1999 and 1998, respectively.

14. COMMITMENTS AND CONTINGENCIES

    As of December 31, 2000, the Company was committed under supply contracts for the cable system for final payments totalling $49,138, representing funds withheld pending the completion of

                         FLAG LIMITED AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

14. COMMITMENTS AND CONTINGENCIES (CONTINUED) certain outstanding items under the contracts. Provision has been made in the Company's financial statements to cover the anticipated final payment.

    During 1997 the Company entered into an operations contract for the FLAG Network Operations Center (the "FNOC") with one of the landing parties on the FEA cable system. The terms of the contract require the landing party to provide a permanent facility in which to locate the FNOC along with qualified personnel and additional support as required to assist in the operations of the FNOC. In exchange for the services provided under the contract, the Company is committed to compensate the landing party an annual fixed charge for rent of the premises where the FNOC is located equal to $200 for the first year of the contract increasing in 5% increments for the following three years. Costs incurred by the landing party to provide qualified personnel and additional support are to be reimbursed by the Company on a cost plus basis.

    The Company has entered into lease agreements for the rental of office space. Rent expense of $278, $219 and $318 was recorded for the years ended December 31, 2000, 1999 and 1998, respectively. Estimated future minimum rental payments under the lease are as follows:

2001........................................................    207
2002........................................................     --
2003........................................................     --
2004........................................................     --
Thereafter..................................................     --

    The Company is also committed to make quarterly payments under standby maintenance agreements for the period commencing October 8, 1997 and continuing through December 31, 2007. Estimated future payments under the standby maintenance agreements are as follows:

2001........................................................   24,790
2002........................................................   25,286
2003........................................................   25,792
2004........................................................   26,307
2005........................................................   26,833
Thereafter..................................................   55,288

    The estimated future payments under the standby maintenance agreements are based on a number of assumptions, including, among other things, the proportion of the total FEA cable system capacity sold at any point in time and the number of other cable systems serviced under the agreement.

    The Company is subject to legal proceedings and claims in the ordinary course of business. Based on consultations with legal counsel, management does not believe that any of these proceedings or claims will have a material effect on the Company's financial position or results of operations.

                                   SIGNATURE

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                                         FLAG LIMITED
                                                                         (REGISTRANT)

                                                          By:  /s/ NOEL DINSMORE
                                                               ----------------------------
                                                               Noel Dinsmore
                                                               CHIEF FINANCIAL OFFICER

Dated: April 18, 2001

                               INDEX TO EXHIBITS

    The following documents are filed as Exhibits to this Form 20-F:

 1.1            FLAG Limited Bye-laws (Incorporated by Reference to the
                Registrant's Annual Report on Form 20-F (Registration
                No. 333-08456) filed on March 31, 1999).

 1.2            FLAG Limited Memorandum of Association.

 1.3            Valuation and qualifying accounts.

                Credit Agreement, dated as of January 28, 1998, among FLAG
2.(b).1 Limited, the Term Lenders thereto, the Revolving Lenders thereto, Barclays Bank PLC and International Trust Company of Bermuda Limited, including all amendments thereof
                (Incorporated by Reference to the Registration Statement on Form F-1 (Registration No. 333-94899) filed by FLAG Telecom
                Holdings Limited on January 18, 2000).

                Amended and Restated Credit Agreement, dated as of
2.(b).2 February 16, 2000, among FLAG Limited, the Term Lenders thereto, the Revolving Credit Lenders thereto, Barclays
                Capital, Dresdner Bank AG, New York and Grand Cayman
                Branches, Barclays Bank PLC and International Trust Company of Bermuda Limited. (Incorporated by reference to the Registration Statement on Form 10-K (Registration
                No. 000-29207) filed by FLAG Telecom Holdings Limited on
                March 30, 2001).

                Indenture for 8 1/4% Senior Notes Due 2008, dated as of
2.(c).1         January 30, 1998, between FLAG Limited and IBJ Schroeders
                Bank & Trust Company (Incorporated by Reference to the
                Registration Statement on Form F-1/A (Registration
                No. 333-94899) filed by FLAG Telecom Holdings Limited on
                February 3, 2000).