Form 20-F
period 2001-12-31
FLAG LTD
filed 2002-07-01
CIK 1057603

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------
                                    FORM 20-F

     / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

     / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 333-08456

                                   -----------
                                  FLAG LIMITED
             (Exact name of registrant as specified in its charter)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                                   -----------
                                   CEDAR HOUSE
                                 41 CEDAR AVENUE
                             HAMILTON HM12, BERMUDA
                         (Address of registered office)

                                   -----------

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

     Ordinary Shares, $.0001 par value each as of December 31, 2001..635,796,338

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 / / Item 18 /X/
================================================================================

                                TABLE OF CONTENTS

                                                                                          PAGE
PART I
Item 1.    Identity of Directors, Senior Management and Advisers.........................   1
Item 2.    Offer Statistics and Expected Timetable.......................................   1
Item 3.    Key Information...............................................................   1
Item 4.    Information on the Company....................................................  11
Item 5.    Operating and Financial Review and Prospects..................................  18
Item 6.    Directors, Senior Management and Employees....................................  30
Item 7.    Major Shareholders and Related Party Transactions.............................  33
Item 8.    Financial Information.........................................................  34
Item 9.    The Offer and Listing.........................................................  36
Item 10.   Additional Information........................................................  37
Item 11.   Quantitative and Qualitative Disclosures about Market Risk....................  40
Item 12.   Description of Securities Other than Equity Securities........................  41
PART II
Item 13.   Defaults, Dividend Arrearages and Delinquencies...............................  42
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds..  42
Item 15.   [Reserved]....................................................................  42
Item 16.   [Reserved]....................................................................  42
PART III
Item 17.   Financial Statements..........................................................  43
Item 18.   Financial Statements..........................................................  43
Item 19.   Exhibits......................................................................  43
INDEX TO FINANCIAL STATEMENTS                                                             F-1

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

        FLAG Limited (in provisional liquidation) ("the Company") is a Bermuda company with its registered office located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The Company is a wholly owned subsidiary of FLAG Telecom Holdings Limited (in provisional liquidation) ("FLAG Telecom") which is also a Bermuda company. In addition to the Company, the principal companies which comprise the FLAG Telecom Group of companies are the following wholly-owned subsidiaries of FLAG Telecom: FLAG Atlantic Limited (in provisional liquidation), FLAG Asia Limited (in provisional liquidation), FLAG Telecom Group Services Limited (in provisional liquidation), FLAG Telecom Limited, FLAG Telecom Global Network Limited and FLAG Telecom Ireland Limited. We refer to these companies, together with the Company, as the "Group". In this annual report, the terms "we", "us" and "our" refer to the Company.

        The Company owns the world's longest digital fiberoptic undersea cable system, the FLAG Europe-Asia ("FEA") cable system, which was placed into commercial service in November 1997. In 2001, FEA was seamlessly interconnected with the city-to-city FLAG Atlantic-1 ("FA-1") cable system, the Group's trans-Atlantic cable system, to provide FEA with a direct route into the U.S. main internet hub, which is key for the markets that FEA currently operates in and to provide seamless services to major markets in Europe, the Middle East, India and the rest of Asia. We expect to extend this global network with the Group's city-to-city FLAG North Asian Loop ("FNAL") cable system which will add two key Asian markets (Korea and Taiwan) and provide FEA with additional redundancy in the high demand markets. We expect that FNAL will be fully operational in the course of 2002.

        Also in 2001, we established our FLAG Europe system, an advanced terrestrial fiberoptic network developed in association with Verizon Communications, Inc., which links the major European business centers. Interconnection of the FLAG Europe system with FA-1 and FEA provides seamless connectivity from European centres to the U.S., the Middle East and Asia.

        On February 13, 2002, FLAG Telecom announced that they were reviewing their business, including that of the Company, in the light of deteriorating market conditions. At that time, FLAG Telecom stated that if there were no improvement in its operating environment, it anticipated that at some point in 2003 it would not have sufficient liquidity to continue its operations, unless it was able to raise additional funds, find a strategic partner, restructure its indebtedness or substantially reduce its cost base in some other way.

        On March 7, 2002, FLAG Telecom announced that it had retained Credit Suisse First Boston and The Blackstone Group as strategic and financial advisors to advise it on financial and strategic alternatives for the long-term development of the Group. As part of its strategy to conserve capital and to control costs, these advisors have been assisting FLAG Telecom in the review of its business and the evaluation of the most beneficial path for its future, including possible restructuring of its indebtedness, identifying funding opportunities and working with potential strategic partners.

        With the assistance of the above referenced financial advisors, we have initiated discussions with certain of our lending banks, noteholders and equipment suppliers regarding the status of and possible modifications to our existing agreements in an effort to restructure our obligations in a consensual arrangement.

        On April 12, 2002, FLAG Telecom, ultimate parent of the Group, and certain of its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the " Court"). The Chapter 11 cases of FLAG

Telecom, the Company and certain of FLAG Telecom's subsidiaries are consolidated for procedural purposes and jointly administered by the Court. During this process, the Company remains a "Debtor in Possession" and has an exclusive right generally to file a reorganization plan within 120 days after the filing.

        This action was taken following a cancellation of a forebearance agreement and the acceleration of the bank debt of FLAG Atlantic Limited by the syndicate of banks which are its lenders, which constituted a cross-default under FLAG Telecom's indenture for its outstanding senior notes. FLAG Limited voluntarily filed for Chapter 11 protection in order to participate in the reorganization of the Group and to restructure its indebtedness. We currently operate under a monthly budget approved by the Court. Orders entered into by the Chapter 11 Court (the "Orders") impose restrictions on our ability and other Group entities to transfer cash between Group entities. In certain circumstances, and upon application, the Court may approve specific non-budgeted and extraordinary uses of cash. Pursuant to the Orders, the Company is authorized to use the cash of FLAG Telecom to pay actual expenses incurred in the ordinary course of business in the amounts set forth in the monthly budget.

        The Company had $430.0 million 8 1/4% Senior Notes outstanding on the date it filed for Chapter 11 protection, repayable at par in 2008. We defaulted on these notes when we filed for Chapter 11 protection with the Court. We do not have sufficient liquidity to pay these notes in full at this time. As a result of our default on these senior notes, we have reclassified the senior notes from long-term debt to short-term debt.

        On April 19 and 29, 2002, FLAG Telecom and three of its Bermudan subsidiaries, including the Company, filed parallel ancillary petitions (the "Bermuda Proceedings") pursuant to Section 161 of the Companies Act 1981 of Bermuda (the "Bermuda Companies Act") in order to commence proceedings in the Supreme Court of Bermuda for the winding up of FLAG Telecom, the Company and the other Bermudan subsidiaries, to create a stay of proceedings against the Company under Bermuda law, and to request the appointment of Joint Provisional Liquidators ("JPLs"). The Bermuda Proceedings are designed to maintain the status quo of FLAG Telecom, the Company and the other Bermudan subsidiaries and to allow the proceedings under the Bankruptcy Code to proceed, subject to the supervision and agreement of the JPLs.

        Pursuant to Bermuda Companies Act 1981 all correspondence or other business documentation in the name of or bearing the name of any of the Bermuda companies which are parties to the Bermuda Proceedings must at all times while the Bermuda Proceedings are pending indicate that the Bermuda companies are 'in provisional liquidation'.

        Mr. Richard Heis and Ms. Chris Laverty of KPMG in England and Mr. Robert
D. Steinhoff of KPMG in Bermuda have been appointed as JPLs of the Company, pursuant to Section 161 of the Bermuda Companies Act. The JPLs have the power to oversee the continuation of the business of the Company and its subsidiary under the control of the Company's board of Directors and to oversee and liaise with the existing Board of Directors in effecting a reorganization of the Company.

        FLAG Telecom is in ongoing negotiations with its creditors and creditors of the Company, including representatives of holders of the Company's senior notes, regarding a comprehensive financial restructuring of the Group. FLAG Telecom's Board of Directors has authorized its management and advisors to negotiate with holders of these senior notes regarding a comprehensive financial restructuring. FLAG Telecom has reached agreement in principle with representatives of its and our principal non-trade creditors regarding the financial terms of a proposed financial restructuring of FLAG Telecom and its subsidiaries. We expect to file with the Court a plan of reorganization reflecting these terms shortly after this 20-F is filed. It is anticipated that such plan of reorganization will provide that, upon consummation of the reorganization, holders of the Company's 8 1/4% Senior Notes will receive in exchange for such notes a majority stake in the equity of reorganized FLAG Telecom. However, we have no assurances that such plan of reorganization will be confirmed by the Court or modified or rejected. FLAG Telecom believes, subject to successful further negotiations with representatives of creditors and approval of the reorganization plan by the Court, that the reorganization could become effective by the end of September, 2002, with the result that at such time FLAG Telecom and the Company would emerge from Chapter 11 and the related Bermuda proceedings. However, various possible occurrences could prevent or delay that event from happening.

A.      SELECTED FINANCIAL DATA

PRESENTATION OF FINANCIAL INFORMATION

        In this Form 20-F, references to "Dollars," "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. Certain amounts which appear in this Form 20-F may not sum because of rounding adjustments.

        Financial data included herein have been derived, unless otherwise indicated, from, and should be read in conjunction with, the financial statements of the Company, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Accordingly, unless otherwise indicated, the Company has presented certain financial information contained herein in Dollars. The Company's fiscal year ends on December 31. As used herein, "fiscal year" refers to the year ending December 31, 2001.

        The following table sets forth selected historical financial data for the Company. The balance sheet data and the statement of operations data are derived from the financial statements of the Company which have been prepared in accordance with U.S. GAAP. The operating data presented below are derived from the Company's records. The Company was a development stage company until October 8, 1997, the date as of which provisional system acceptance of the FLAG Europe-Asia ("FEA") cable system occurred. The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the historical financial statements of the Company and the notes thereto contained elsewhere herein.

                                                                       ($ IN THOUSANDS)
                                                                    YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------------
                                                     1997         1998         1999         2000         2001
                                               ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
   Capacity revenues, net of discounts (1)..   $  335,982   $  184,731   $  129,881   $   40,910   $   58,395
   Operations and maintenance revenue (1)...        4,011       23,517       30,576       40,942       48,999
                                                  339,993      208,248      160,457       81,852      107,394
Operating expenses:
   Cost of capacity sold....................      196,190      101,288       49,643           --           --
   Operations and maintenance(2)............        4,600       37,931       30,482       32,180       33,467
   Sales and marketing(2)...................        6,598       10,680       11,998       11,884       10,926
   General and administrative(2)(3).........       30,339       21,674       25,537       32,623       43,957
   Depreciation and amortization............          276          844       10,949       76,485       74,993
                                                  238,003      172,417      128,609      153,172      163,343
Operating income (loss).....................      101,990       35,831       31,848      (71,320)     (55,949)
Interest expense............................       20,193       61,128       54,409       50,452       43,762
Interest income.............................        6,637       14,875        8,992        8,318        3,566
Income (loss) before income taxes...........       88,434      (10,422)     (13,569)    (113,454)     (96,145)
Provision for income taxes..................        8,991        1,260        1,163         (148)        (177)
Net income (loss) before extraordinary item        79,443      (11,682)     (14,732)    (113,306)     (95,968)
Extraordinary item(4).......................           --      (59,839)          --           --           --
Net income (loss)...........................       79,443      (71,521)     (14,732)    (113,306)     (95,968)
Cumulative pay-in-kind preferred dividends .       16,324        1,508           --           --           --
Redemption premium and write-off of discount
   on preferred shares(5)...................           --        8,500           --           --           --
Net income (loss) applicable to common
   shareholders.............................   $   63,119   $  (81,529)     (14,732)    (113,306)     (95,968)
                                                            ----------   ----------   ----------   ----------

BALANCE SHEET DATA:
   Current assets...........................   $   96,677   $   76,114   $   93,410   $   98,812   $  102,887
   Restricted cash..........................      425,905      255,366      134,066      111,453       60,598
   Capacity available for sale..............    1,208,948    1,095,099      774,366           --           --
   Construction in progress.................          389       11,494           --           --           --
   Total assets.............................    1,836,937    1,475,766    1,308,527    1,222,584    1,112,864
   Other current liabilities................      370,555      232,814      136,164      148,853      129,593
   Senior notes - current liabilities.......           --           --           --           --      426,543
   Senior notes - long-term liabilities.....           --      424,679      425,270      425,861           --
   Short-term debt..........................           --           --           --           --       55,500
   Long-term debt...........................      615,087      271,500      190,000       93,000           --
   Deferred revenue.........................      176,221       84,415      100,724      210,158      264,605
   Preferred stock(5).......................      129,445           --           --           --           --
   Net assets...............................      541,029      458,796      452,396      341,354      233,824
Shareholders' equity:
   Class A common shares, $.0001 par value..           13           13           --           --           --
   Class B common shares, $.0001 par value..           57           57           --           --           --
   Ordinary Shares, $.0001 par value........           --           --           64           64           64
   Additional paid-in capital(5)............      514,389      504,381      512,695      544,697      546,635
   Foreign currency translation adjustment .           --         (704)        (680)        (418)        (768)
Retained earnings (accumulated deficit).....       26,570      (44,951)     (59,683)    (202,989)    (312,107)

ADDITIONAL FINANCIAL DATA:
   EBITDA(6)................................      298,456      137,963       92,440        5,165       19,044
                                                            ----------   ----------   ----------   ----------

----------

(1) Certain reclassifications have been made to conform to current year presentation.

(2) Included in operating expenses for the Company for the year ended December 31, 2001, are the following non-cash compensation expenses:
        $0.5 million in operations and maintenance; $0.3 million in sales and marketing expenses; and $1.1 million in general and administrative expenses.

(3) Included in general and administrative expenses for year ended December 31, 1997 are program management expenses which include reimbursements to Bell Atlantic Network Systems Company ("BANSC"), at that time a direct shareholder of the Company, for all costs and out-of-pocket expenses incurred by BANSC in performing project management services pursuant to its arrangement with the Company. Costs and out-of-pocket expenses include payroll costs of BANSC employees who worked on the FEA cable system, rent, professional fees, office support and other costs. In addition, BANSC received a fee equal to 16% of payroll costs and of certain outside contractor and consultant costs.

(4) In connection with the Company's issuance of 8 1/4% Senior Notes due 2008 and its entry into its existing credit facility, the Company recorded an extraordinary loss of $59.8 million, at December 31, 1998, representing the write-off of unamortized deferred financing costs related to its prior credit facility.

(5) In connection with the Company's issuance of 8 1/4% Senior Notes due 2008 and its entry into its existing credit facility, the Company redeemed its then existing preferred shares at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the preferred shares on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital at December 31, 1998.

(6) EBITDA is a measure commonly used in the telecommunications industry and we present EBITDA to enhance your understanding of our operating results. EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. We believe that EBITDA provides investors and analysts with a measure of operating results that is unaffected by the financing and accounting effects of acquisitions and differences in capital structures among otherwise comparable companies. You should not consider EBITDA as an alternative to operating income or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity.

B.      CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.      REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.      RISK FACTORS

                     A NOTE ABOUT FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this Form 20-F, including in this section and the sections entitled "Information on the Company" and "Operating and Financial Review and Prospects", that are based on the Company's management's beliefs and assumptions and on information currently available to the Company's management. Forward-looking statements include the information concerning our possible or assumed results of operations, liquidity and capital resources, cash flows, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes", "expects", "anticipates", "intends", "plans", "estimates" and similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this Form 20-F.

               You should understand that many important factors could cause our results to differ materially from those expressed in these forward-looking statements. Among the factors that could cause our future results to differ from those reflected in forward-looking statements are the risks discussed in this section. Please read these risk factors carefully.

RISKS RELATING TO OUR CHAPTER 11 FILING

WE MAY NOT BE ABLE TO NEGOTIATE A RESTRUCTURING WITH OUR CREDITORS

        On April 12, 2002, FLAG Telecom, ultimate parent of the Group, and certain of its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the Court. This action was taken following a cancellation of a forbearance agreement and the acceleration of the bank debt of FLAG Atlantic Limited by the syndicate of banks which are its lenders, which constituted a cross-default under FLAG Telecom's indenture for its outstanding senior notes. FLAG Limited voluntarily filed for Chapter 11 protection in order to participate in the reorganization of the Group and to restructure its indebtedness. The Company had $430.0 million 8 1/4% Senior Notes outstanding on the date it filed for Chapter 11 protection, repayable at par in 2008. We defaulted on these notes when we filed for Chapter 11 protection with the Court. We do not have sufficient liquidity to pay these notes in full at this time. As a result of our default on these senior notes, we have reclassified the senior notes from long-term debt to short-term debt.

        FLAG Telecom is in ongoing negotiations with its creditors and creditors of the Company, including representatives of holders of the Company's senior notes, regarding a comprehensive financial restructuring of the Group. FLAG Telecom's Board of Directors has authorized its management and advisors to negotiate with holders of these senior notes regarding a comprehensive financial restructuring. FLAG Telecom has reached agreement in principle with representatives of its and our principal non-trade creditors regarding the financial terms of a proposed financial restructuring of FLAG Telecom and its subsidiaries. We expect to file with the Court a plan of reorganization reflecting these terms shortly after this 20-F is filed. It is anticipated that such plan of reorganization will provide that, upon consummation of the reorganization, holders of the Company's 8 1/4% Senior Notes will receive in exchange for such notes a majority stake in the equity of reorganized FLAG Telecom. However, we have no assurances that such plan of reorganization will be confirmed by the Court or modified or rejected. FLAG Telecom believes, subject to successful further negotiations with representatives of creditors and approval of the reorganization plan by the Court, that the reorganization could become effective by the end of September, 2002, with the result that at such time FLAG Telecom and the Company would emerge from Chapter 11 and the related Bermuda proceedings. However, various possible occurrences could prevent or delay that event from happening.

WE MUST OPERATE UNDER A REDUCED BUDGET WHILE IN CHAPTER 11

        We currently operate under a monthly budget approved by the Court. Orders entered into by the Chapter 11 Court impose restrictions on our ability and other Group entities to transfer cash between Group entities. In certain circumstances, and upon application, the Court may approve specific non-budgeted and extraordinary uses of cash. We cannot assure you that we will be successful in operating our business under a reduced budget while the Company is in Chapter
11. In the event that the restructuring does not complete as currently planned, our cash balances may be reduced and our chance of survival negatively impacted.

RISKS RELATED TO THE CURRENT MARKET ENVIRONMENT

WE ARE BEING ADVERSELY AFFECTED BY PROBLEMS EXPERIENCED BY THE TELECOM INDUSTRY

        The global telecom industry is experiencing significant and well-publicized problems. A number of industry participants, including PSINet, Teleglobe and KPNQwest have declared insolvency, and a number of others have announced that they are considering insolvency proceedings. Customers, lenders, suppliers and investors have expressed increasing concern about a large number of industry participants. Share prices across the sector have declined dramatically over the past year, and the capital markets generally have closed to industry participants. These industry-wide factors have affected share prices and ability to raise capital, and have led to concern regarding viability as expressed by customers and suppliers. Continued problems experienced by other industry participants, and continued skepticism about the sector generally, can be expected to adversely affect our business and our liquidity.

INSOLVENCIES OR FINANCIAL DIFFICULTIES ON THE PART OF OUR CUSTOMERS MAY ADVERSELY AFFECT OUR BUSINESS

        A number of the Group's customers, who have transferred capacity to us or purchased capacity from us, are experiencing financial difficulties, including PSINet which is in Chapter 11 proceedings and KPNQwest which is currently in liquidation. We cannot assure you that other customers will not seek similar relief. In addition, we cannot assure you that other customers will not seek to avoid obligations to continue to furnish capacity to us that we have acquired or to pay for long-term purchases of capacity from us. Any defaults in payment or a reduction in purchases by our customers could have a negative impact on our financial condition, results of operations and liquidity.

SUBSTANTIAL EXCESS FIBER CAPACITY CONTINUES TO DRIVE PRICES LOWER

        Substantial excess fiber capacity in most markets has driven prices dramatically lower over the past two years. Prices are continuing to fall. We expect that the insolvency of various industry participants will create further downward pressure on prices. Continued price erosion can be expected to have an adverse impact on our results of operations.

GOVERNMENTAL INVESTIGATIONS WITH RESPECT TO OTHER INDUSTRY PARTICIPANTS MAY ADVERSELY AFFECT US

        The Securities and Exchange Commission (the "SEC") and the Federal Bureau of Investigation are conducting investigations into the financial reporting of Global Crossing, and the SEC also is investigating the financial reporting of at least one other industry participant. In connection with SEC's Global Crossing investigation, a subsidiary of FLAG Telecom and other industry participants have received subpoenas from the SEC requesting documents relating to the Group's transactions with Global Crossing. It is possible that the SEC will determine to investigate other industry participants, including the Group. We cannot assure you that we will not become the target of an SEC investigation or that the results of any such investigation would not have a material adverse effect on our business or financial condition.

RISKS RELATING TO OUR BUSINESS

THERE IS SUBSTANTIAL OVERCAPACITY WHICH IS CONTINUING TO DEPRESS PRICES

        Along the FEA system, we face competition and pricing pressure from existing competitor cables, planned cables and satellite providers. Slower growth in demand for bandwidth than was expected is exacerbating the problems caused by overbuilding in key markets, especially the trans-Atlantic and European routes. The announcements by 360networks,Global Crossing and KPNQwest that they have filed for bankruptcy protection under Chapter 11 or have gone into liquidation have exacerbated the oversupply situation by putting further downward pressures on margins as a result of the need to dispose of so-called distressed assets to achieve some return on the initial capital investment. Other competitors are retrenching either, like Level 3, by withdrawing from certain markets, or, like TyCom, being taken private. We anticipate that assets will be recycled and obtained by competitors at a much lower cost structure than has been achieved by those companies that built the networks themselves. We expect that these sales could lead to price reductions and reduced operating margins. Continuing weakness in prices caused by overcapacity can be expected to adversely affect our results of operations and financial condition.

CUSTOMERS ARE INCREASINGLY DEMANDING SHORTER-TERM ARRANGEMENTS

        As prices continue to soften and excess capacity continues to overhang the market and customers fear that suppliers are financially unstable, they have become increasingly unwilling to purchase capacity on an indefeasible right of use ("IRU") basis over an extended period of time, typically 15 years. More and more, capacity sales are structured as short-term arrangements with annual repricing. This shift to shorter-term arrangements makes it increasingly difficult for us to maintain our existing customers and may put greater pressure on our operating margins.

WE ARE REGULARLY DEPENDENT ON THIRD PARTIES FOR THE CRITICAL "LAST MILE" CONNECTION TO OUR CUSTOMERS

        As an independent carrier, we regularly have to rely on established telephone companies for the "last mile" connection to the individual customer's telephone system. Our larger competitors, such as the regional Bell companies and the state PTT companies, have end-to-end connectivity and are not reliant on third parties for the "last mile". As a result, they may be able to provide service on a more cost-effective basis than we can. This lack of access, and the cost of acquiring it, may adversely affect our ability to compete.

WE MAY NOT ULTIMATELY REALIZE SUFFICIENT VALUE FROM OUR FEA CABLE SYSTEM

        We intend to retain capacity on the FEA system for our own account, to bundle this capacity with our other products and to sell these bundled products. The future demand for such bundled products, or the prices we can obtain for these products, may not be sufficient to allow us to fully utilize the retained capacity or to recover our capital invested in the projects. The overall value realized from such retained capacity may ultimately not be sufficient to cover the cost allocated to this capacity on the FEA cable system. The trend toward shorter capacity purchases and continued declining prices makes it increasingly uncertain that we will be able to recover our costs. If we determine that at any time we are unlikely to recover the allocated costs, we may be required to recognize an impairment and to write down the value of the FEA system.

        We have reviewed the Company's business in the light of deteriorating market conditions, the degree to which it is economic to upgrade the FEA system and the likelihood that FEA will generate sufficient cash to repay the Senior Notes. We have received third party supplier analysis that indicates that, with current technology, it is possible to extend the capacity of the FEA system beyond what we had previously believed to be possible. Based on current assumptions, the FEA system would be impaired if we do not invest in the upgrade necessary to achieve the additional potential capacity.

We are continuing to assess the option to upgrade the FEA system and, at this stage, we do not consider it necessary to recognize an impairment charge on the FEA system under our current accounting policy. However as discussed in detail in the notes to the consolidated financial statements the mandatory adoption of a new accounting standard on January 1, 2002 will result in an impairment of the FEA system. The Company has not yet calculated the size of this impairment.

OUR INFRASTRUCTURAL INVESTMENTS AND TECHNOLOGIES COULD BECOME OBSOLETE BEFORE IT CAN ACHIEVE ADEQUATE UTILIZATION OF THESE ASSETS

        The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the expectations of our customers. Additionally, in recent years, the useful economic life of telecommunications equipment has declined significantly. Although we believe that, for the foreseeable future, technological changes will not materially affect the use of our fiber-optic FEA system, we cannot predict the effect of technological changes on our business. We cannot assure you that technological developments will not render the infrastructure and technologies in which we invest in obsolete before we can adequately utilize them. If we determine at any time that we are unlikely to cover the allocated costs, we may be required to recognize an impairment and to write down the value of the FEA system.

IF WE FAIL TO MAINTAIN CO-OPERATIVE RELATIONSHIPS WITH OUR LANDING PARTIES, OUR OPERATIONS MAY BE IMPAIRED

        We depend upon a number of different landing parties to provide access to the origination and termination points for our FEA cable system. Our ability to offer country-to-country services is dependent on our landing parties' willingness to provide cost-effective terrestrial services, and/or to agree to connect other terrestrial networks to our FEA cable system. Each of these landing parties has entered into a construction and maintenance agreement with us and some of our customers under which each of the landing parties commits to provide access, to charge reasonable and uniform rates to all customers accessing our FEA cable system through the landing party's landing station and to maintain the terrestrial portion of our cable system in the landing party's country. Despite these commitments, we cannot assure you that the landing parties will perform their contractual obligations or that there will not be political events or changes in relation to the landing parties which have adverse effects on us. In addition, the construction and maintenance agreement restricts our ability to install further equipment into cable landing facilities without the consent of our landing parties. We cannot assure you that we will be able to obtain the consent of our landing parties to proposed future modifications of our landing facilities that may be advantageous to us or necessary to operate and/or upgrade our FEA cable system.

IF WE FAIL TO MAINTAIN CO-OPERATIVE RELATIONSHIPS WITH LOCAL OPERATORS, OUR OPERATIONS MAY BE PROHIBITED

        Like most of our competitors, we are restricted from providing telecommunications services directly to customers in regulated countries such as Egypt and China. We have developed a business proposition which we call virtual Point of Presence or "vPoP", designed to enable us to form key relationships with incumbents in regulated territories and help position us to develop our own networks at such time as the territories deregulate. The vPoP concept is a revenue-sharing arrangement under which we collaborate with a local incumbent to provide a city center Point of Presence ("PoP") connected to the nearest landing point on FLAG Telecom's global network, and to sell city-to-city services on an end-to-end basis. Revenues are generated for us and our local partner both through local customers using the service out of the city PoP, and from international customers using the service into the city PoP. The revenues generated are shared in an agreed percentage between the local partner and ourselves. We cannot assure you that we will continue to maintain co-operative relationships with these local operators in the future. Additionally, increased restrictions in regulated countries could prohibit us from working with such local operators.

BECAUSE OUR COMPANY AND OUR INDUSTRY ARE HIGHLY REGULATED, OUR ABILITY TO COMPETE IN SOME MARKETS IS RESTRICTED

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

IF ADVERSE FOREIGN ECONOMIC OR POLITICAL EVENTS OCCUR, OUR NETWORK AND CUSTOMER BASE MAY BE ADVERSELY AFFECTED AND OUR FINANCIAL RESULTS COULD SUFFER

        We derive substantially all of our revenues from international operations. We have, and expect to have, substantial physical assets in several jurisdictions along our FEA system. International operations are subject to political, economic and other uncertainties, including, risk of war, revolution, expropriation, renegotiation or modification of existing contracts, labor disputes and other uncertainties arising out of foreign government sovereignty over our international operations. Some regions of the world along our routes have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that are hostile to foreign investment.

BECAUSE MANY OF OUR CUSTOMERS DEAL PREDOMINANTLY IN FOREIGN CURRENCIES, WE MAY BE EXPOSED TO EXCHANGE RATE RISKS AND OUR NET INCOME MAY SUFFER DUE TO CURRENCY TRANSLATIONS

        We invoice all capacity sales and maintenance charges in U.S. dollars. However, we invoice some products in local currencies and most of our customers and many of our prospective customers derive their revenues in currencies other than U.S. dollars. The obligations of customers with substantial revenues in foreign currencies may be subject to unpredictable and indeterminate increases in the event that such currencies devalue relative to the U.S. dollar. Furthermore, such customers may become subject to exchange control regulations restricting the conversion of their revenue currencies into U.S. dollars. In such event, the affected customers may not be able to pay us in U.S. dollars. As a result of the current global economic uncertainties, we may experience collection delays or non-payment and we have experienced, and may continue to experience, deferrals of purchases of our products and services by our customers.

WE DEPEND ON KEY PERSONNEL

        Our business is managed by a number of key personnel who provide expertise and experience which is critical to our business and the implementation of our strategy. Competition for senior managers is extremely intense in the unstable telecom market. Certain of our senior managers are parties to retention agreements with the Company (or with other Group companies) whereby the senior managers agree to receive a retention payment in consideration for agreeing to continue to work for the Group. The retention agreements expire in some cases on December 31, 2002 and in other cases on the date on which the Court makes a decision on a restructuring plan. If the employee terminates his employment prior to the expiry date or the Company terminates him for good cause, he must repay the retention amount. We can make no assurance that the senior managers will choose to remain with the Group rather than repay the retention amount or will remain after the expiry of the retention agreements. If we are unable to retain our senior managers, our activities could be severely impaired and our ability to carry out our strategy could be adversely affected.

OTHER RISKS

IF THERE IS ANY CHANGE IN OUR TAX STATUS OR INCOME TAX REGULATIONS OF THE COUNTRIES WHERE WE OPERATE, OUR FINANCIAL RESULTS COULD BE NEGATIVELY AFFECTED

        We believe that a significant portion of our income will not be subject to tax by Bermuda, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, including the United States. However, we base this belief upon the anticipated nature and conduct of our business, which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities. Our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law which may have retroactive effect. We have made our best estimate to determine the tax to be paid but we cannot guarantee that this will not differ from actual tax to be paid. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we expect based on our current and anticipated business practices and current tax regimes.

        In addition, in light of the recent publicity given to the tax avoidance strategies employed taxing authorities have given closer scrutiny to Bermuda registered Corporations like FLAG. We cannot assure you that the benefits currently enjoyed by Bermuda corporations will continue to exist in the future.

ITEM 4. INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

        The Company's legal and commercial name is FLAG Limited. The Company was incorporated in January 1993 under the laws of Bermuda. The Company has limited liability and operates under the Bermuda Companies Act 1981.

        The Company's registered office is located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The Company's telephone number is +1 441 296 0909.

        Pursuant to a restructuring on February 26, 1999, the Company became a 66% owned subsidiary of FLAG Telecom. On January 4, 2000, the remaining 34% of the Company was acquired by FLAG Telecom. Financial information, including that relating to capital expenditures, is included in the Consolidated Financial Statements included elsewhere herein.

        The Company owns the world's longest digital fiberoptic undersea cable system, the FEA cable system, which was placed into commercial service in November 1997. In 2001, FEA was seamlessly interconnected with the city-to-city FA-1 cable system, the Group's trans-Atlantic cable system, to provide FEA with a direct route into the U.S. main internet hub, which is key for the markets that FEA currently operates in and to provide seamless services to major markets in Europe, the Middle East, India and the rest of Asia. We expect to extend this global network with the Group's city-to-city FNAL cable system which will add two key Asian markets (Korea and Taiwan) and provide FEA with additional redundancy in the high demand markets. We expect that FNAL will be fully operational in the course of 2002.

        Also in 2001, we established our FLAG Europe system, an advanced terrestrial fiberoptic network developed in association with Verizon Communications, Inc., which links the major European business centers. Interconnection of the FLAG Europe system with FA-1 and FEA provides seamless connectivity from European centres to the U.S., the Middle East and Asia.

        On February 13, 2002, FLAG Telecom announced that they were reviewing their business, including that of the Company, in the light of deteriorating market conditions. At that time, FLAG Telecom stated that if there were no improvement in its operating environment, it anticipated that at some point in 2003 it would not have sufficient liquidity to continue its operations, unless it was able to raise additional funds, find a strategic partner, restructure its indebtedness or substantially reduce its cost base in some other way. On March 7, 2002, FLAG Telecom announced that it had retained Credit Suisse First Boston and The Blackstone Group as strategic and financial advisors to advise it on financial and strategic alternatives for the long-term development of the Group. As part of its strategy to conserve capital and to control costs, these advisors have been assisting FLAG Telecom in the review of its business and the evaluation of the most beneficial path for its future, including possible restructuring of its indebtedness, identifying funding opportunities and working with potential strategic partners.

        With the assistance of the above referenced financial advisors, we have initiated discussions with certain of our lending banks, noteholders and equipment suppliers regarding the status of and possible modifications to our existing agreements in an effort to restructure our obligations in a consensual arrangement.

        On April 12, 2002, FLAG Telecom, ultimate parent of the Group, and certain of its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the " Court"). The Chapter 11 cases of FLAG Telecom, the Company and certain of FLAG Telecom's subsidiaries are consolidated for procedural purposes and jointly administered by the Court. During this process, the Company remains a "Debtor in Possession" and has an exclusive right generally to file a reorganization plan within 120 days after the filing.

        This action was taken following a cancellation of a forebearance agreement and the acceleration of the bank debt of FLAG Atlantic Limited by the syndicate of banks which are its lenders, which constituted a cross-default under FLAG Telecom's indenture for its outstanding senior notes. FLAG Limited voluntarily filed for Chapter 11 protection in order to participate in the reorganization of the Group and to restructure its indebtedness. We currently operate under a monthly budget approved by the Court. Orders entered into by the Chapter 11 Court (the "Orders") impose restrictions on our ability and other Group entities to transfer cash between Group entities. In certain circumstances, and upon application, the Court may approve specific non-budgeted and extraordinary uses of cash. Pursuant to the Orders, the Company is authorized to use the cash of FLAG Telecom to pay actual expenses incurred in the ordinary course of business in the amounts set forth in the monthly budget.

        The Company had $430.0 million 8 1/4% Senior Notes outstanding on the date it filed for Chapter 11 protection, repayable at par in 2008. We defaulted on these notes when we filed for Chapter 11 protection with the Court. We do not have sufficient liquidity to pay these notes in full at this time. As a result of our default on these senior notes, we have reclassified the senior notes from long-term debt to short-term debt.

        On April 19 and 29, 2002, FLAG Telecom and three of its Bermudan subsidiaries, including the Company, filed parallel ancillary petitions (the "Bermuda Proceedings") pursuant to Section 161 of the Companies Act 1981 of Bermuda (the "Bermuda Companies Act") in order to commence proceedings in the Supreme Court of Bermuda for the winding up of FLAG Telecom, the Company and the other Bermudan subsidiaries, to create a stay of proceedings against the Company under Bermuda law, and to request the appointment of Joint Provisional Liquidators ("JPLs"). The Bermuda Proceedings are designed to maintain the status quo of FLAG Telecom, the Company and the other Bermudan subsidiaries and to allow the proceedings under the Bankruptcy Code to proceed, subject to the supervision and agreement of the JPLs.

        Pursuant to Bermuda Companies Act 1981 all correspondence or other business documentation in the name of or bearing the name of any of the Bermuda companies which are parties to the Bermuda Proceedings must at all times while the Bermuda Proceedings are pending indicate that the Bermuda companies are 'in provisional liquidation'.

        Mr. Richard Heis and Ms. Chris Laverty of KPMG in England and Mr. Robert
D. Steinhoff of KPMG in Bermuda have been appointed as JPLs of the Company, pursuant to Section 161 of the Bermuda Companies Act. The JPLs have the power to oversee the continuation of the business of the Company and its subsidiary under the control of the Company's board of Directors and to oversee and liaise with the existing Board of Directors in effecting a reorganization of the Company.

        FLAG Telecom is in ongoing negotiations with its creditors and creditors of the Company, including representatives of holders of the Company's senior notes, regarding a comprehensive financial restructuring of the Group. FLAG Telecom's Board of Directors has authorized its management and advisors to negotiate with holders of these senior notes regarding a comprehensive financial restructuring. FLAG Telecom has reached agreement in principle with representatives of its and our principal non-trade creditors regarding the financial terms of a proposed financial restructuring of FLAG Telecom and its subsidiaries. We expect to file with the Court a plan of reorganization reflecting these terms shortly after this 20-F is filed. It is anticipated that such plan of reorganization will provide that, upon consummation of the reorganization, holders of the Company's 8 1/4% Senior Notes will receive in exchange for such notes a majority stake in the equity of reorganized FLAG Telecom. However, we have no assurances that such plan of reorganization will be confirmed by the Court or modified or rejected. FLAG Telecom believes, subject to successful further negotiations with representatives of creditors and approval of the reorganization plan by the Court, that the reorganization could become effective by the end of September, 2002, with the result that at such time FLAG Telecom and the Company would emerge from Chapter 11 and the related Bermuda proceedings. However, various possible occurrences could prevent or delay that event from happening.

B.      BUSINESS OVERVIEW

        The Company is a facilities-based provider of telecommunications capacity to licensed international carriers, Internet service providers ("ISPs") and other telecommunications companies through its ownership of the world's longest digital fiberoptic undersea cable system. The FEA cable system, which was placed into commercial service in November 1997, links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China along a route which adjoins countries with approximately 75% of the world's population. The FEA cable system consists of approximately 28,000 kilometers of undersea digital fiberoptic cable with a 580 kilometer dual land crossing in Egypt and a 450 kilometer dual land crossing in Thailand. The cable comes ashore at 16 operational landings in the following 13 countries: United Kingdom, Spain, Italy, Egypt, Jordan, Saudi Arabia, the United Arab Emirates, India, Malaysia, Thailand, China (including Hong Kong), Korea and Japan. It has an aggregate capacity of 10 gigabits per second transmitting on two fiber pairs. The system incorporates synchronous digital hierarchy ("SDH"), which is the current international standard for digital transmission and management. We currently believe that, with the latest available technology, the transmission capacity of segments of the FEA cable system is upgradeable to between 30 and 60 gigabits per second depending primarily on the length of the segment.

        When the full loop of the Group's FA-1 cable system (a city-to-city service linking New York, London and Paris) was placed into commercial service in the third quarter of 2001, FEA was seamlessly integrated with FA-1 to provide an expanded ranged of services including access and interconnection, in particular, between the internet-centric United States, the Middle East and India.

        We expect to do the same when the Group's FNAL cable system, designed to support the growth in intra-Asian Internet traffic, is fully operational in the course of 2002.

        Also in 2001, we established our FLAG Europe system, an advanced terrestrial fibre-optic network developed in association with Verizon Communications, Inc, which links the major European business centres. Interconnection of the FLAG Europe system with FA-1 and FEA provides seamless connectivity from European centres to the US, the Middle East and Asia.

STRATEGY

        Our strategy is to complete a successful restructuring as soon as possible, and to conserve cash and lower our operating costs as much as we can so as to give the Company the best chance of success if and when we emerge from Chapter 11, together with the Group.

        If and when we emerge from Chapter 11 our immediate near-term strategy will be to, together with the Group, rebuild customer confidence in our business, which has been negatively impacted by our financial restructuring.

        Our goal in the longer term is to rebuild our position as a leading carriers carrier as a more and more integrated part of the Group, serving the needs of the carrier community. As our industry continues its restructuring phase, our emphasis will need to be on managing our business for profitability on a cash basis.

        This will require us to leverage the network we have, living within a capital expenditure constrained environment in which aggressive development will not be possible.

PRODUCTS AND SERVICES

        We offer a range of products and services which use a state-of-the-art SDH-based Internet Protocol-enabled network infrastructure and are designed to meet the needs of a wide range of licensed international carriers, ISPs, Application Service Providers ("ASPs") and other content providers.

        We offer competitively priced, point-to-point connectivity, often purchased on a lifetime right-of-use basis. Presently, our customers can purchase the right to connect between any of our 16 landing points in China (including Hong Kong), India, Korea, Thailand, Malaysia, Japan, Egypt, Saudi Arabia, Jordan, the United Arab Emirates, Italy, Spain and the United Kingdom.

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

        Our sales force recently commenced the offering of seamless products and services on the Group's systems in an integrated manner.

MARKETING AND SALES

        We currently market our network capacity and telecommunications products and services through FLAG Telecom's sales force of 120 people in the following locations:

            - regional sales offices in North America (New York & Washington, D.C. area), Europe (London), the Middle East and Africa (Dubai), Asia Pacific (Hong Kong) and Latin America (Miami);

            - local sales offices or other sales presences in Ireland (Dublin), Spain (Madrid), France (Paris), Netherlands (Amsterdam), Belgium (Brussels), Germany (Frankfurt), United States (San Francisco), Korea (Seoul), Italy (Rome), India (New Delhi), Singapore, China (Beijing), Japan (Tokyo), Greece (Athens), Egypt (Cairo) and Taiwan (Taipei); and

            - Denmark, Morocco, Tunisia, Iran and Hungary (sales representatives only).

        The Group's marketing and sales team has extensive experience in the telecommunications industry and the carriers' carrier sector and has very strong ties to the regions in which our offices are located.

        The Group's regional and local offices are its primary points of customer contact. The sales representatives in these offices are responsible for promoting sales, providing customer information, facilitating customer purchases on our network and ensuring customer satisfaction. To enhance this regional focus to the Group's marketing and sales efforts, and to address the special needs of our global customers, the Group has adopted a global customer support strategy. This strategy is designed to provide multiple points of contact and support for our customers in our organization, at both the regional and senior executive level, so that we can efficiently and conveniently meet the global telecommunications needs of these customers. The Group's senior management participate in these strategic sales relationships.

        Our business is not seasonal.

CUSTOMERS

        Our principal customers are international licensed telecommunications companies, emerging telecommunications companies and ISPs. Our customers have experienced slower growth in demand than had been expected and this has led to a higher risk of financial distress or even bankruptcy and many customers are capital constrained or heavily indebted. We have perceived an overall increase in expectation on service levels, cost effectiveness and a heightened concern on the part of certain customers regarding the viability of companies in our industry.

        The products and key attributes driving the purchasing decisions of our customers vary by the type of customer we serve. We believe that the trends affecting the types of customer we serve are as follows:

        - GLOBAL CARRIERS. The market downturn has significantly affected global carriers. They are now entering a period of focus and consolidation. We believe that their own network expansion and upgrade will be driven by short-term planning in response to customer demand. We are seeing reduced demand for long-term Right Of Use ("ROU") contracts over capacity except for higher bandwidth products such as wavelengths. We believe that there is currently a move towards short-term leases, as opposed to ROUs, for STM-1/STM-4 capacities given the market uncertainty.

        - INCUMBENT PUBLIC TELEPHONE OPERATORS AND REGIONAL CARRIERS. These customers contribute significantly to our revenues. They use us to supplement existing club system investments, as most are purchasing on multiple systems to meet resiliency needs. We believe that they continue to be attracted by our ability to bundle in managed IP services, route either way round the world and our independent status, as evidenced by our high level of repeat business. Quality of service, financial security and price competitiveness are key attributes to win business with these customers. These customers demand ROUs and leases, but the mix is moving increasingly towards leases. The typical purchases are at the STM-1 to STM-4 capacity level delivered into a city telehouse. Incumbent public telephone operators and regional carriers are seeking flexible drawdown of capacity and the main demand for Middle East customers is IP transport into the U.S.

        - TIER TWO CARRIERS, ISPs, ASPs AND OTHER CONTENT PROVIDERS. These customers are demanding high quality of service at a low price. Increasingly, customers in this segment require a high degree of flexibility in provisioning and may demand a "pay per use" approach. We are seeing trends towards purchase on demand for these types of customers, mainly for short-term leases. Most services need to be delivered into the customer premises and the service has to be bundled with very strict service level agreement terms.

COMPETITION

        We compete in a wide variety of different geographic markets, in each of which we face and expect in the future to face specific regional competitors. We also compete against a small number of other companies that have built global networks.

        We believe that there is substantial oversupply in many key markets including the European routes. The announcements by 360networks, Global Crossing, KPNQwest and Carrier 1 that they have filed for bankruptcy protection under Chapter 11 or have gone into liquidation may exacerbate the oversupply situation by putting further downward pressures on margins as a result of the need to dispose of assets at distressed prices. Other competitors are reconsidering their business strategies by either, like Level 3, withdrawing from certain markets, or, like TyCom, being taken private. While we believe that there is some underestimation of the costs and complexity of running a global lit network, it is possible that assets will be recycled and obtained by competitors at a much lower cost structure than has been achieved by those companies that built the networks themselves.

        We compete or expect to compete in 4 key geographical markets:

            -  intra-European services;

            -  Middle Eastern services;

            -  intra-Asian services; and

            -  Europe-Asia long haul services.

        The intra-European market has become fiercely competitive as a result of the large number of proposed pan-European operators. Major European networks have operations, including: British Telecom, WorldCom and Colt. In spite of consolidation in the market, price pressure remains intense. This is an extremely competitive market, although we believe a number of competitors are starting to maintain price levels as pricing has reached the marginal cost of upgrading capacity.

        We believe that demand in the Middle East remains strong. We believe that our key competitor in the Middle Eastern market is Sea Me We 3 ("SMW3"). Early discussions have taken place regarding a new consortium system, Sea Me We 4, although these are at an early stage.

        We believe our key competitors in the intra-Asian services market are SMW3, Asia Pacific Cable Network 2 ("APCN2"), Asia Global Crossing, C2C consortium system and the SAFE (South African, France Telecom and Singtel) cable interconnecting with other cable systems in the region.

        In the Europe-Asia long haul market, SMW3 is the primary direct competitor along this route. However, we expect the strongest competition in the future to come from an alternative routing from Europe to Asia across the Atlantic Ocean, trans-US, and across the Pacific Ocean to Japan.

REGULATIONS

        In the ordinary course of development, construction and operation of our FEA cable system we are required to obtain and maintain various permits and other authorizations in jurisdictions where our cables land and where we wish to provide services, and we are, or will be, subject to applicable telecommunications regulations in such jurisdictions.

C.      ORGANIZATIONAL STRUCTURE

        The Company is one of several principal subsidiaries of FLAG Telecom and is directly and wholly owned by FLAG Telecom.

        The Company owns all of the issued and outstanding share capital of FLAG Pacific USA Limited, a Delaware corporation.

D.      PROPERTY, PLANTS AND EQUIPMENT

        We maintain our registered office address at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. We also lease additional office space for our operations in Bangkok, Thailand; Dubai and Fujairah, U.A.E. In addition we own FEA, the undersea cable that routes from the UK via the Mediterranean, Arabian Sea, Indian Ocean, and China Seas to the Far East. Our other fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and motor vehicles that have a net book value as at December 31, 2001 totaling $1.1 million.

        We are not aware of any environmental issues currently affecting the utilization of our assets.

THE FEA CABLE SYSTEM

        Our major asset is the FEA cable system.

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

        The aggregate system capacity is 10 gigabits per second transmitting on two fiber pairs. The FEA cable system incorporates synchronous digital hierarchy, which is the current international standard for digital transmission and management. Proven designs for an ocean cable are incorporated into the FEA cable system including passive branching units, non-zero dispersion shifted fibers and fully redundant laser pumps in the optical amplifiers which are located at intervals of approximately 80 kilometers along the undersea route. Expansion of the transmission capacity of the segments of the FEA cable system can be accomplished by employing additional light sources using the wavelength division multiplexing technique of operating at more than one wavelength. This expansion can be achieved by installing equipment at one or more landing stations and without modification of the submerged portion of the FEA cable system. The transmission capacity of the segments of the FEA cable system is upgradeable to between 30 and 60 gigabits per second depending on the location of the segment.

        The FEA cable system is recorded in fixed assets and, at December 31, 2001, it had a net book value totaling $939.5 million. As a result of the application of the Financial Accounting Standards Board Interpretation No. 43 ("FASB Interpretation No. 43") (as further described herein in the section entitled "Operating and Financial Review and Prospects"), the costs of certain segments of the FEA cable system were reclassified at July 1, 1999 and during the six months ended December 31, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life.

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

        We have reviewed the Company's business in the light of deteriorating market conditions, the degree to which it is economic to upgrade the FEA system and the likelihood that FEA will generate sufficient cash to repay the Senior Notes. We have received third party supplier analysis that indicates that, with current technology, it is possible to extend the capacity of the FEA system beyond what we had previously believed to be possible. Based on current assumptions, the FEA system would be impaired if we do not invest in the upgrade necessary to achieve the additional potential capacity. We are continuing to assess the option to upgrade the FEA system and, at this stage, we do not consider it necessary to recognize an impairment charge on the FEA system under our current accounting policy. However as discussed in detail in the notes to the consolidated financial statements, the mandatory adoption of a new accounting standard on January 1, 2002 will result in an impairment of the FEA system. The Company has not yet calculated the size of this impairment.

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

CRITICAL ACCOUNTING ESTIMATES

        ACCOUNTING FOR ROU AGREEMENTS

        It is critical, when looking at our business, that an investor or other user of the financial statements understands that the cash flows of the business can vary significantly from the amounts recorded as revenues in our income statement. When a customer enters into an ROU contract to use capacity on the FEA system, that customer typically makes an upfront payment of cash. In accordance with FASB Interpretation No. 43 these contracts are deemed not to be sales of real estate and therefore, we do not recognize that cash as revenue upfront on the date it is received. Instead, we record the cash as deferred revenue in the balance sheet. When all the relevant criteria for revenue recognition are met (generally when the customer circuit has been activated, the customer has accepted the circuit and the customer becomes liable for any agreed maintenance charges), we begin to recognize the revenue in the income statement by amortizing the deferred revenue balance on a straight-line basis over the term of the relevant agreement. We believe this accounting treatment is appropriate because, even though the cash for the ROU is received upfront, we have not earned that revenue in full until the ROU agreement has run its full term. ROU agreements may have terms for the lifetime of the system, which tends to be up to 15 years. As a result, the income statement in any period will reflect as revenues in the period amounts relating to agreements that were signed, and for which cash was received, in a prior period.

        We also sell services and capacity on a short-term lease basis whereby payments are generally made in installments over the term of the agreement as opposed to upfront payments. Accordingly, in the case of sales of services and short-term leases there tends to be a closer approximation, in the profile of cash received and the recognition of revenues in the income statement, than is the case with right of use agreements.

        REVENUE RECOGNITION

        Our customers generally purchase capacity on the FEA system through agreements providing for an outright sale of, or the sale of an ROU of, the capacity for the lifetime of a system. In addition, the customer becomes responsible for paying the agreed maintenance charges. FASB Interpretation No. 43 requires that sales of fiber-optic cable capacity be accounted for in the same manner as sales of real estate with property improvements or integral equipment. In accordance with FASB Interpretation No. 43 we defer revenue recognition for U.S. GAAP purposes and we account for capacity contracts as leases. Amounts invoiced to customers before the requirements of FASB Interpretation No. 43 are satisfied, are included in deferred revenue and, when the relevant criteria for revenue recognition are satisfied, are amortized through the income statement on a pro rata basis evenly over the life time of the system, which generally tends not to exceed 15 years. This accounting treatment does not affect our cash flows from customers, who continue to be liable for payments in accordance with the signed agreements.

        Prior to the effectiveness of FASB Interpretation No. 43 on June 30, 1999, we recognized revenues from capacity transactions on our network cable systems upon the date the capacity was made available for activation and the customer became responsible for maintenance charges. During this period we also considered revenues from operating lease transactions to be incidental. We have therefore recorded these revenues as reductions of the capacity available for sale. However, as noted above, the magnitude of these transactions has increased such that we now recognize revenues from lease transactions over the term of the leases.

        We recognize revenues from providing operations and maintenance services in the period in which we provide these services.

        Payments due from purchasers of capacity are generally payable within 30 days; however, we have outstanding receivables greater than 30 days. We have established an allowance for doubtful accounts based on historical experience with potential uncollectible receivables and our expectations as to payments. As of December 31, 2001, we had an allowance of $2.6 million.

        The majority of revenues from capacity sales agreements and billings of operations and maintenance services are payable in U.S. dollars. All contracts for the provision by third parties of restoration are invoiced to us in U.S. dollars. Some vendor contracts for the provision to the FEA system of operations and maintenance services are payable in Japanese Yen, British Pounds, Euro, Singapore dollars or U.S. dollars. Whenever deemed appropriate, we have hedged, and may continue to hedge, our exposure to foreign currency movements.

        ACCOUNTING FOR THE CAPITAL COSTS OF OUR FEA SYSTEM

        We have capitalized direct and indirect expenditures incurred in connection with the construction of our FEA system. The construction costs of the FEA cable system are, and will be, amortized over their economic life from the date they are ready for commercial service or, in the event that we enter into contracts in the future that satisfy the requirements for sales type lease accounting, will be written off as cost of sales against revenues from any such transactions. Capital costs associated with development of the other elements of our FEA system will be amortized over their respective economic lives.

        Prior to July 1, 1999, when a system was ready for commercial service we transferred expenditures to capacity available for sale and charged a proportion of these expenditures to cost of sales as we recognized revenues from sales of capacity. In the case of the FEA cable system, the amount charged as cost of sales was a function of the allocated costs of construction for each segment and management's estimate of revenues from future capacity sales. As a result of the application of FASB Interpretation No. 43, sales on the FEA cable system do not satisfy the requirements for sales type lease accounting. The costs of these segments were reclassified at July 1, 1999 and during the six months ended December 31, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life. Now, as a result of extending our range of products and services, we expect the greater part of our future revenue to be under agreements that will be accounted for as operating leases or service contracts and that will require us to recognize revenues over the relevant term of the agreements. We therefore reclassified the remaining cost of the FEA cable system from capacity available for sale to fixed assets in the first quarter of 2000. This cost is being depreciated over the remaining estimated economic life of the system.

        IMPAIRMENT OF LONG-LIVED ASSETS

        We review our long-lived assets based on events and changes in circumstances that would indicate that we might not recover the carrying value of the assets. In assessing the recoverability of our long lived assets, we must make assumptions regarding estimated future cash flows, estimated future cash expenditures to be incurred and the impact on future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

NEW ACCOUNTING STANDARDS
        For a discussion of new accounting standards, please see Note 3(s) to the Notes to the consolidated financial statements included elsewhere herein.

A.      OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2000

REVENUES

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2001    31 DECEMBER 2000
                                       ----------------    ----------------
Capacity                                           58.4                41.0
Operations and maintenance                         49.0                40.9
                                       ----------------    ----------------
Total                                             107.4                81.9

        Total revenue recognized by the Company during the year ended December 31, 2001 was $107.4 million compared to $81.9 million in total revenue for the year ended December 31, 2000.

        We recognized revenue from the lease of capacity of $58.4 million for the year ended December 31, 2001 compared to $41.0 million during the year ended December 31, 2000. The increase of $17.4 million for the year ended December 31, 2001 is primarily a result of the impact on operations and maintenance services arising from the increase in activations on the FEA cable system.

        We recognized revenue from operations and maintenance services of $49.0 million for the year ended December 31, 2001 compared to $40.9 million for the year ended December 31, 2000. The increase of $8.1 million for the year ended December 31, 2001 is primarily a result of increased cumulative capacity sales and activations on the FEA cable system.

        The Company manages its business and reports its results under one operational area: Capacity and Operations. Revenues by geographic location of customers are as follows:

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2001    31 DECEMBER 2000
                                       ----------------    ----------------
Americas                                         11.3                 6.8
Europe                                           45.5                30.1
Middle East                                      14.8                19.1
Asia                                             35.8                25.9
                                       ----------------    ----------------
Total                                           107.4                81.9

OPERATING EXPENSES

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2001    31 DECEMBER 2000
                                       ----------------    ----------------
Operations and maintenance                         33.5                32.2
Sales and marketing                                10.9                11.9
General and administrative                         44.0                32.6
Depreciation and amortization                      75.0                76.5
                                       ----------------    ----------------
Total                                             163.4               153.2

        For the year ended December 31, 2001, we recorded $75.0 million in respect of depreciation and amortization compared to $76.5 million for depreciation and amortization recorded in the year ended December 31, 2000. This is at a level consistent with 2000. We depreciate property and equipment on a straight line basis over the estimated useful economic life of the asset, generally no more than 15 years.

        During the year ended December 31, 2001, we incurred $33.5 million in operations and maintenance costs compared to $32.2 million for the year ended December 31, 2000. Operations and maintenance costs relate primarily to the provision of standby maintenance under maintenance zone agreements as well as salaries and overhead expenses associated with operations and maintenance activities. The slight increase in operations and maintenance costs is primarily due to the additional costs arising from increased activity.

        During the year ended December 31, 2001, we incurred $10.9 million in sales and marketing costs compared to $11.9 million incurred during the year ended December 31, 2000. Sales and marketing costs are comprised of all sales and marketing activities that are undertaken by us or on our behalf by other subsidiaries of FLAG Telecom.

        During the year ended December 31, 2001, we incurred $44.0 million of general and administrative costs compared to $32.6 million during the year ended December 31, 2000. The increase of $11.4 million is largely due to additional staff and expansion of the business. General and administrative costs are comprised of all general and administrative activities that are undertaken by us or on our behalf by other subsidiaries of FLAG Telecom.

        Costs for the year ended December 31, 2001 include charges for non-cash stock compensation expense of $1.9 million in respect of stock option awards under FLAG Telecom's long-term incentive plan. These charges are required under U.S. accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2001    31 DECEMBER 2000
                                       ----------------    ----------------
Interest expense                                  (43.8)              (50.5)
Interest income                                     3.6                 8.3

        During the year ended December 31, 2001 the Company incurred $43.8 million in interest expense on borrowings compared to $50.5 million incurred for the year ended December 31, 2000. The decrease in interest expense of $6.7 million is primarily attributable to the reduction in the outstanding bank debt throughout the year.

        We earned interest income of $3.6 million during the year ended December 31, 2001 compared to $8.3 million earned during the year ended December 31, 2000. Interest was earned on cash balances and short-term investments held by the collateral trustee for the Company's credit facility or in escrow arising from ongoing business operations.

PROVISIONS FOR TAXES

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2001    31 DECEMBER 2000
                                       ----------------    ----------------
Provision for income taxes                          0.2                 0.1

        The tax credit of $0.2 million for the year ended December 31, 2001 compares to a credit of $0.1 million for the year ended December 31, 2000. The tax credits for both years consist of the net of current tax and the partial release of deferred tax assets. Current tax arose on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FEA cable system where the Company is deemed to have a taxable presence. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

        As Bermuda does not impose an income tax, the statutory rate of tax is zero. The effective rate of tax relates to income tax charges and deferred tax credits relating to the activities of the Company in taxable jurisdictions or where the income of the Company is otherwise subject to tax.

NET LOSS

        For the year ended December 31, 2001 the Company recorded a net loss of $96.0 million compared to a net loss of $113.3 million for the year ended December 31, 2000, a decrease of loss of $17.3 million. The decrease in loss of $17.3 million is primarily due to those factors outlined above.

SUPPLEMENTAL INFORMATION

        In previous filings with the SEC we have reported certain "pro forma" information that we identified as EBITDA, Adjusted EBITDA, and cash revenues. We have reassessed the supplemental information that we have historically disclosed and determined that supplemental information will be limited to EBITDA.

        We compute EBITDA for each year by adding depreciation and amortization to operating income/(loss) and any impairment charge. We add any impairment charge to EBITDA for each year on the basis that impairment represents an acceleration of the depreciation charge. EBITDA is not computed in the same manner as operating loss, which is computed in accordance with U.S. GAAP. EBITDA for 2001 was $19.0 million, compared to $5.2 million for 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1999

REVENUES

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2000    31 DECEMBER 1999
                                       ----------------    ----------------
Capacity                                           41.0               129.9
Operations and maintenance                         40.9                30.6
                                       ----------------    ----------------
Total                                              81.9               160.5

        Total revenue recognized by the Company during the year ended December 31, 2000 was $81.9 million compared to $160.5 million in total revenue for the year ended December 31, 1999.

        We recognized revenue from the sale of capacity of $41.0 million for the year ended December 31, 2000 compared to $129.9 million during the year ended December 31, 1999. As a result of the issue of FASB Interpretation No. 43 with effect from July 1, 1999, certain sales of capacity may no longer be recognized for sales-type lease accounting. Instead, revenues from these capacity sales are deferred and amortized over the term of the contracts. Revenue for the year ended December 31, 2000 reflects this deferral of revenues. The change in accounting treatment has no impact on cash flows.

        As of December 31, 2000, we had entered into sales transactions with over 100 international telecommunication carriers, including ISPs, compared to 90 as of December 31, 1999.

        We recognized revenue from operations and maintenance services of $40.9 million for the year ended December 31, 2000 compared to $30.6 million for the year ended December 31, 1999. The increase of $10.3 million for the year ended December 31, 2000 is primarily a result of the impact on operations and maintenance services from the increase in cumulative capacity sales and activations on the FEA cable system.

        We have not provided revenues by geographic location of customers for the year ended December 31, 1999 because on July 1, 1999 the Company changed its revenue accounting policy (see "Revenue Recognition" above). As a result of this change in accounting policy, it is not possible to provide a meaningful geographic comparison between 1999 and 2000.

OPERATING EXPENSES

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2000    31 DECEMBER 1999
                                       ----------------    ----------------
Operations and maintenance                         32.2                30.5
Sales and marketing                                11.9                12.0
General and administrative                         32.6                25.5
Depreciation and amortization                      76.5                60.6
                                       ----------------    ----------------
Total                                             153.2               128.6

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

        During the year ended December 31, 2000, we incurred $32.2 million in operations and maintenance costs compared to $30.5 million for the year ended December 31, 1999. Operations and maintenance costs relate primarily to the provision of standby maintenance under maintenance zone agreements as well as salaries and overhead expenses associated with operations and maintenance activities. The increase in operations and maintenance costs is primarily due to the additional costs arising from increased activity plus increased use of contracted services.

        During the year ended December 31, 2000, we incurred $11.9 million in sales and marketing costs compared to $12.0 million incurred during the year ended December 31, 1999. Sales and marketing costs are comprised of all sales and marketing activities that are undertaken by us or on our behalf by other subsidiaries of FLAG Telecom.

        During the year ended December 31, 2000, we incurred $32.6 million of general and administrative costs compared to $25.5 million during the year ended December 31, 1999. The increase of $7.1 million is primarily due to additional staff and office related expenses. General and administrative costs are comprised of all general and administrative activities that are undertaken by us or on our behalf by other subsidiaries of FLAG Telecom.

        Costs for the year ended December 31, 2000 include charges for non-cash stock compensation expense of $7.0 million in respect of stock option awards under FLAG Telecom's long-term incentive plan. These charges are required under U.S. accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2000    31 DECEMBER 1999
                                       ----------------    ----------------
Interest expense                                  (50.5)              (54.4)
Interest income                                     8.3                 9.0

        During the year ended December 31, 2000 the Company incurred $50.5 million in interest expense on borrowings compared to $54.4 million incurred for the year ended December 31, 1999. The decrease in interest expense of $3.9 million is primarily attributable to a reduction in our long-term debt facility from $190.0 million as at December 31, 1999 to $93.0 million as at December 31, 2000.

        We earned interest income of $8.3 million during the year ended December 31, 2000 compared to $9.0 million earned during the year ended December 31, 1999. Interest was earned on cash balances and short-term investments held by the collateral trustee for the Company's credit facility or in escrow arising from ongoing business operations.

PROVISIONS FOR TAXES

(NUMBERS IN $ MILLIONS)                YEAR ENDED          YEAR ENDED
                                       31 DECEMBER 2000    31 DECEMBER 1999
                                       ----------------    ----------------
Provision for income taxes                          0.1                (1.2)

        The tax credit of $0.1 million for the year ended December 31, 2000 compares to a charge of $1.2 million for the year ended December 31, 1999. The tax provision/(credit) for each year consist of the net of current tax and the partial release of deferred tax assets. Current tax arose on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FEA cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

        As Bermuda does not impose an income tax, the statutory rate of tax is zero. The effective rate of tax relates to income tax charges and deferred tax credits relating to the activities of the Company in taxable jurisdictions or where the income of the Company is otherwise subject to tax.

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

SUPPLEMENTAL INFORMATION

        We recognized EBITDA of $5.2 million for the year ended December 31, 2000 compared to $92.4 million for the year ended December 31, 1999. This decrease is a result of the application of FASB Interpretation No. 43, with effect from July 1, 1999.

B.      LIQUIDITY AND CAPITAL RESOURCES

        As at December 31, 2001, we had $55.5 million outstanding under bank credit facilities with Barclays. On March 28, 2002, we paid all amounts owed to Barclays, the agent for the Company's lending banks, under the Company's bank credit agreement.

        As at December 31, 2001, we also had $430.0 million 8 1/4% Senior Notes outstanding which were due to be repaid at par in 2008. On April 12, 2002 we defaulted on these notes when we filed for Chapter 11 protection with the Court. We do not have sufficient liquidity to pay these notes in full at this time. FLAG Telecom's Board of Directors has authorized its management and advisors to negotiate with holders of these senior notes regarding a comprehensive financial restructuring of the Group. As a result of our default on these senior notes, we have reclassified the senior notes from long-term debt to short-term debt.

        We have reviewed the Company's business in the light of deteriorating market conditions, the degree to which it is economic to upgrade the FEA system and the likelihood that FEA will generate sufficient cash to repay the Senior Notes. We have received third party supplier analysis that indicates that, with current technology, it is possible to extend the capacity of the FEA system beyond what we had previously believed to be possible. Based on current assumptions, the FEA system would be impaired if we do not invest in the upgrade necessary to achieve the additional potential capacity. We are continuing to assess the option to upgrade the FEA system and, at this stage, we do not consider it necessary to recognize an impairment charge on the FEA system under our current accounting policy. However as discussed in detail in the notes to the consolidated financial statements the mandatory adoption of a new accounting standard on January 1, 2002 will result in an impairment of the FEA system. The Company has not yet calculated the size of this impairment.

        In August 2000, the Company entered into an interest rate collar transaction for an initial notional amount of $60.0 million, reducing in increments to $20.0 million in the final quarter of 2001. The transaction terminated on April 30, 2002. The collar was comprised of a LIBOR cap at 8% and a floor of 5.85%. The Company recognizes the net cash amount received or paid on related debt. The carrying value and fair value as at December 31, 2001 was $376.

INTERCOMPANY CASH FLOWS

        Orders entered into by the Chapter 11 Court impose restrictions on our ability to transfer cash to members of the FLAG Group by way of dividend or otherwise. All such transfers of cash are made pursuant to a monthly budget approved by the FLAG Group's creditors. In certain circumstances, and upon application, the Court may approve specific non-budgeted and extraordinary uses of cash.

CASH FLOWS

        Cash provided by operating activities was $65.0 million and that used in investing activities was $12.2 million during the year ended December 31, 2001. At December 31, 2001, cash on deposit with the collateral trustee or in escrow had decreased to $61.0 million from $111.5 million at December 31, 2000.

        Total cash provided by operations was $94.5 million and provided by investing activities was $11.9 million during the year ended December 31, 2000.

ASSETS

        Our primary asset is the current net book value of the FEA cable system. At December 31, 2001 this had a net book value of $939.5 million compared to $1,000.0 million at December 31, 2000.

        Our other fixed assets consist primarily of office furniture, leasehold improvement, computer equipment and motor vehicles that had a net book value of $1.1 million and $1.3 million as of December 31, 2001 and 2000 respectively.

ACCOUNTS RECEIVABLE

        The accounts receivable balance at December 31, 2001 of $59.2 million includes $3.2 million relating to sales contracts payable in accordance with agreed payment schedules over periods between 30 days and one year from the balance sheet date. The comparable figure at December 31, 2000 was $2.4 million.

INTER-COMPANY TRANSACTIONS

        During the year ended December 31, 2001 the Company entered into a number of transactions with other Group companies. The Company recognized capacity sales, recorded at market value, of $16.4 million, $5.0 million and $0.8 million as GAAP revenue to FLAG Telecom Ireland Limited, FLAG Asia Limited and FLAG Telecom Global Network Limited respectively. Inter-company capacity sales recognized as GAAP revenues accounted for 21% of total GAAP revenues.

        As at December 31, 2001 Deferred revenue included $51.4 million relating to inter-company sales.

        FLAG Telecom Limited, FLAG Telecom Asia Limited and FLAG Telecom USA Limited provide sales and marketing and general support services to the Company. Charges for these services are made in accordance with arms' length principles and are determined on a yearly basis in line with the Company's relationship evolvements with the rest of the Group.

        The amounts owed to Group companies are set off against amounts owed to the Company and as at December 31, 2001 the net amount due from affiliates was $34.2 million.

DIVIDENDS

        The Company declared and paid a dividend of $13.15 million to FLAG Telecom on March 30, 2001 and declared a dividend of $30.0 million to FLAG Telecom on October 31, 2000 which was paid on November 1, 2000.

INFLATION

        In management's view, inflation in operating, maintenance and general and administrative costs will not have a material effect on our financial position over the long-term.

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        The following table provides a summary of our obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as at December 31, 2001:

                                                                           PAYMENTS DUE BY PERIOD
                                         ---------------------------------------------------------------------------------------
CONTRACTUAL CASH OBLIGATIONS                   TOTAL       LESS THAN 1 YEAR     1-3 YEARS         4-5 YEARS       AFTER 5 YEARS
--------------------------------------   ----------------  ----------------  ----------------  ----------------  ---------------
                                         ($ IN THOUSANDS)  ($ IN THOUSANDS)  ($ IN THOUSANDS)  ($ IN THOUSANDS)  ($ IN THOUSANDS)
Debt(1) ..............................            481,953           481,953                --                --               --
Standby maintenance agreements .......             66,093            18,113            30,703            12,044            5,233
Operating leases .....................                178               178                --                --               --
Capital expenditure
  contracted but not provided
  for ................................                 --                --                --                --               --
Other long-term obligations ..........              2,850               190               380               380            1,900

Total contractual cash
  obligations ........................            551,074           500,434            31,083            12,424            7,133

                                                                   AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                         ---------------------------------------------------------------------------------------
                                          TOTAL AMOUNTS
 OTHER COMMERCIAL COMMITMENTS                COMMITTED     LESS THAN 1 YEAR      1-3 YEARS        4-5 YEARS       AFTER 5 YEARS
--------------------------------------   ----------------  ----------------  ----------------  ----------------  ---------------
                                         ($ IN THOUSANDS)  ($ IN THOUSANDS)  ($ IN THOUSANDS)  ($ IN THOUSANDS)  ($ IN THOUSANDS)
Standby letters of credit ............                 97                --                --                --               97
Guarantees ...........................                 14                --                --                --               14
Other commercial commitments .........                 --                --                --                --               --
Total commercial commitments .........                111                --                --                --              111

        (1) We defaulted on our senior notes when we filed for Chapter 11 protection with the Court. We do not have sufficient liquidity to pay these notes in full at this time. As a result of our default on these senior notes, we have reclassified the senior notes from long-term debt to short-term debt.

IMPACT OF THE INTRODUCTION AND ADOPTION OF THE EURO

        On January 1, 1999, twelve of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies and a new currency called the "Euro". These countries adopted the Euro as their common legal currency on that date. The Euro traded on currency exchanges and was available for non-cash transactions. On January 1, 2002, the Euro replaced the sovereign legal currencies of these countries.

        The Company continues to evaluate the impact the Euro will have on its continuing business operations within the overall scope of managing currency risk. However, the Company does not expect the introduction of the Euro to have a material effect on the Company's financial position or competitive position.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        The Company does not incur material research and development costs.

D.      TREND INFORMATION

        FLAG Telecom is in ongoing negotiations with its creditors and creditors of the Company, including representatives of holders of the Company's senior notes, regarding a comprehensive financial restructuring of the Group. FLAG Telecom's Board of Directors has authorized its management and advisors to negotiate with holders of these senior notes regarding a comprehensive financial restructuring. FLAG Telecom has reached agreement in principle with representatives of its and our principal non-trade creditors regarding the financial terms of a proposed financial restructuring of FLAG Telecom and its subsidiaries. We expect to file with the Court a plan of reorganization reflecting these terms shortly after this 20-F is filed. It is anticipated that such plan of reorganization will provide that, upon consummation of the reorganization, holders of the Company's 8 1/4% Senior Notes will receive in exchange for such notes a majority stake in the equity of reorganized FLAG Telecom. However, we have no assurances that such plan of reorganization will be confirmed by the Court or modified or rejected. FLAG Telecom believes, subject to successful further negotiations with representatives of creditors and approval of the reorganization plan by the Court, that the reorganization could become effective by the end of September, 2002, with the result that at such time FLAG Telecom and the Company would emerge from Chapter 11 and the related Bermuda proceedings. However, various possible occurrences could prevent or delay that event from happening.

        As a result of our Chapter 11 filing some customers have been reluctant to prepay Operations and Maintenance costs. However, we are currently in negotiations with these customers to reach an amicable agreement. We have not lost any significant customers as the majority of our customers have signed long-term capacity agreements and we have been able to continue operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth, as of June 21, 2002 certain information for each of the Company's Directors and senior managers. Additional biographical information concerning these individuals is provided in the text following the table

      NAME                              AGE POSITION WITH COMPANY

      Edward McCormack..............    47  Chairman and Director
      Owen Best.....................    48  Deputy Chairman and Director
      James Boucher.................    56  Director
      Kees van Ophem................    39  General Counsel and Secretary
      Michel Cayouette..............    44  Chief Financial Officer

EDWARD McCORMACK

        Mr. McCormack was appointed a member of the Board in January 2000 and has served as Chairman of the Board since that date. He served as Chief Financial Officer of FLAG Telecom from February 1996 to November 2000 and was appointed Chief Operating Officer of FLAG Telecom in March 2000. Prior to joining us, Mr. McCormack spent 17 years with Bechtel, an engineering and construction company. His final position with Bechtel was Chief Financial Officer--Europe, Africa, Middle East and South West Asia.

OWEN BEST

        Mr. Best was appointed a member of the Board in January 2000. He has served as Vice President of Asia Pacific for FLAG Telecom since June 1998. Prior to joining us, Mr. Best was Vice President of Telstra Japan and Regional Director for Telstra Korea.

JAMES BOUCHER

        Mr. Boucher was appointed a member of the Board in October 2001 when he joined FLAG Telecom as Vice President, Construction and Cable Maintenance. Prior to joining us, Mr. Boucher held various senior executive positions in Lucent Technologies International Inc. (Saudi Arabian Branch) since August 1997. Before joining Lucent, Mr. Boucher worked with Nynex Networks Systems Co. from 1995.

KEES VAN OPHEM

        Mr. van Ophem has served as the General Counsel of the Group and Secretary of the Company since October 2001. He came to the Group from Carrier 1 in Zurich, a Nasdaq and Frankfurt Neuer Markt listed company which provides access, internet, bandwidth, data center and voice outsourcing solutions to large telecommunications users, where he was co-founder and Executive Vice President, Corporate Services and General Counsel since March 1998. Carrier 1 filed for bankruptcy in February 2002. Prior to that, Mr. van Ophem was the General Counsel for Unisource Carrier Services in Zurich from 1994. Mr. van Ophem was in-house counsel to Royal PTT Netherlands (KPN) in The Hague and an associate with various law firms both in the U.S. and Europe.

MICHEL CAYOUETTE

        Mr. Cayouette was appointed Chief Financial Officer of FLAG Telecom in January 2002 and was appointed Chief Financial Officer of the Company on June 14, 2002. Prior to joining FLAG Telecom, Mr. Cayouette was the Executive Vice President and Chief Financial Officer of TIW Asia N.V., a global communications investment fund, from January

2001 to November 2001. Prior to that, he held several senior executive positions for Teleglobe Inc. and Teleglobe Communications Corporation, from June 1992 to December 2000.

        There is no family relationship among any of the above-named senior managers or any director of the Company.

        Any arrangements or understandings with the shareholder, customers, suppliers or others, pursuant to which any person referred to above, are disclosed in Item 7. "Major Shareholders and Related Party Transactions".

B.      COMPENSATION

        As of December 31, 2001, the aggregate compensation of all members of the Board of Directors (3 persons) and executive officers (2 persons) of the Company was approximately $1.9 million, paid by FLAG Telecom or one of its subsidiaries.

        Mr. Boucher and Mr. van Ophem joined the Group in October 2001. Their compensation is included in this report for the period from October 2001 to December 31, 2001.

        Mr. Cayouette joined the Group in January 2002 and, therefore, his compensation is not included in this report for the period ending December 31, 2001.

        Disclosure of directors and officers compensation on an individual basis is not required under Bermuda law. However, Mr. Edward McCormack also serves on the Board of the Company's parent company, FLAG Telecom. Mr. McCormack and Mr. van Ophem are among the four (4) most highly compensated executives, other than the CEO, of FLAG Telecom for the year ended December 31, 2001, and consequently their individual compensation details for serving as such executives are disclosed in FLAG Telecom's annual report for the year ended December 31, 2001 on Form 10-K filed with the SEC.

        The Company originally set up the 1998 Long-Term Incentive Plan (the "Plan"). The Plan was adopted and assumed by FLAG Telecom during 1999 and as a result all options are in FLAG Telecom. All employees of the Company can participate in the Plan. The Plan is described in FLAG Telecom's annual report for the year ended December 31, 2001 on Form 10-K filed with the SEC.

        The table below sets forth information concerning options outstanding as at December 31, 2001 of the Company's Board of Directors and executive officers:

               NUMBER OF
              SECURITIES
              UNDERLYING
                OPTIONS                    EXERCISE OR         EXPIRATION
   OUTSTANDING AT DECEMBER 31, 2001         BASE PRICE            DATE
 ----------------------------------  ---------------------  ----------------
                            268,000                   6.42          31/04/08
                             83,334                   6.42          01/07/08
                             66,667                   6.42          30/09/09
                            154,000                  22.50          10/04/10
                             12,000                  13.00          26/05/10
                             77,000                  12.00          14/09/10
                             83,000                   2.75          10/04/11
                            130,000                   1.27          31/10/11
                            661,001                   1.44          30/11/11
 ----------------------------------
 Total:                   1,535,002

C.      BOARD PRACTICES

        The Directors of the Company are appointed to serve until re-elected or their successors are appointed at the next annual general meeting and the directors are appointed to serve with no remuneration. For details of the period during which individual members have served on the Board of Directors, please see the individual biographies included in "Directors and Senior Management" above.

        Certain of our senior managers are parties to retention agreements with the Company (or with other Group companies) whereby the senior managers agree to receive a retention payment in consideration for agreeing to continue to work for the Group. The retention agreements expire in some cases on December 31, 2002 and in other cases on the date on which the Court makes a decision on a restructuring plan. If the employee terminates his employment prior to the expiry date or the Company terminates him for good cause, he must repay the retention amount.

        The Board of the Company has no committees.

D.      EMPLOYEES

        At December 31, 2001, the Company had directly hired approximately 44 full-time employees. The Company uses employees of the Group from time to time for Company related matters. The Company did not employ a significant number of temporary employees during the last fiscal year.

E.      SHARE OWNERSHIP

        There are no options or other rights to purchase the Company's securities. All of the Company's shares are owned by FLAG Telecom.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

        The Company is a wholly owned subsidiary of FLAG Telecom. FLAG Telecom owns 635,796,338 ordinary shares of the Company, representing 100% of the outstanding share capital of the Company. Each ordinary share entitles the holder to one vote.

        Pursuant to a restructuring on February 26, 1999, the Company became a 66% owned subsidiary of FLAG Telecom and the original shareholders of the Company became shareholders of FLAG Telecom. On January 4, 2000, the remaining 34% of the Company's ordinary shares were acquired by FLAG Telecom from Bell Atlantic Network Systems Company.

        On the basis of information known to the Company after a reasonable inquiry, as of June 21, 2002, approximately 88% of the Company's 8 1/4% Senior Notes Due 2008 were held by residents in the United States. The total number of record holders in the U.S. as of that date was approximately 68.

        As described elsewhere herein, the Company has filed for Chapter 11 bankruptcy protection. FLAG Telecom is in ongoing negotiations with its creditors and creditors of the Company, including representatives of holders of the Company's senior notes, regarding a comprehensive financial restructuring of the Group. It is possible that there may be a change of control of the Company as a result of these negotiations or otherwise as a result of the Chapter 11 filing.

B.      RELATED PARTY TRANSACTIONS

        There exist various agreements between the Company or other FLAG Telecom group companies and the shareholders (or their affiliates) of FLAG Telecom for the management of the Company as well as for the development, construction, operation, financing and marketing of the FEA cable system.

        For a description of material agreements between Group companies, see "Liquidity and Capital Resources". For a description of agreements with senior managers, see "Board Practices" above.

C.      INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Please see Item 18 and pages F-1 through F-27 containing the consolidated financial statements.

LITIGATION

        On April 12, 2002, FLAG Telecom, ultimate parent of the Group, and certain of its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the Court. The Chapter 11 cases of FLAG Telecom, the Company and certain of FLAG Telecom's subsidiaries are consolidated for procedural purposes and jointly administered by the Court. This action was taken following a cancellation of a forebearance agreement and the acceleration of the bank debt of FLAG Atlantic Limited by the syndicate of banks which are its lenders, which constituted a cross-default under FLAG Telecom's indenture for its outstanding senior notes.

        On April 19 and 29, 2002, FLAG Telecom and three of its Bermudan subsidiaries, including the Company, filed parallel ancillary petitions in Bermuda pursuant to Section 161 of the Bermuda Companies Act in order to commence proceedings in the Supreme Court of Bermuda for the winding up of FLAG Telecom, the Company and the other Bermudan subsidiaries, to create a stay of proceedings against the Company under Bermuda law, and to request the appointment of JPLs. The Bermuda Proceedings are designed to maintain the status quo of FLAG Telecom, the Company and the other Bermudan subsidiary and to allow the proceedings under the Bankruptcy Code to proceed, subject to the supervision and agreement of the JPLs. Mr. Richard Heis and Ms. Chris Laverty of KPMG in England and Mr. Robert D. Steinhoff of KPMG in Bermuda have been appointed as JPLs of the Company, pursuant to Section 161 of the Bermuda Companies Act. The JPLs have the power to oversee the continuation of the business of the Company and its subsidiaries under the control of the Company's board of Directors and to oversee and liaise with the existing Board of Directors in effecting a reorganization of the Company.

        The Company is also involved in a dispute with two former employees, Messrs. Reda and Jalil, which centers on the lawfulness of the termination of their employment contracts and the sums payable in that termination. The most significant dispute between the parties is as to the ex-employees' entitlement to stock options or damages in lieu. Although Messrs. Reda and Jalil have not made clear what damages they are claiming, we believe that the amount that they would claim for wrongful termination would between them approximate to $3,000,000 and $4,000,000, plus interest. We are unable to estimate the amount they would claim with respect to their allegation that they were entitled to stock options. The Court of Appeal of Bermuda ruled on this issue in our favor. Messrs. Reda and Jalil have subsequently appealed to the Privy Council in the United Kingdom and the hearing took place on April 16-18, 2002. Judgment has not yet been received. We are of the opinion that we have good grounds for believing that the ruling of the Court of Appeal of Bermuda is unlikely to be varied by the Privy Council.

DIVIDEND POLICY

        The Company declared and paid a dividend of $13.15 million to FLAG Telecom on March 30, 2001 and declared a dividend of $30.0 million to FLAG Telecom on October 31, 2000 which was paid on November 1, 2000.

        Orders entered into by the Chapter 11 Court impose restrictions on our ability to transfer cash to FLAG Telecom by way of dividend or otherwise. All such transfers of cash are made pursuant to a monthly budget approved by the Group's creditors. In certain circumstances, and upon application, the Court may approve specific non-budgeted and extraordinary uses of cash.

B.      SIGNIFICANT CHANGES

        See "Operating and Financial Review and Prospects". There has been no significant change to the financial statements which has not been disclosed herein.

ITEM 9. THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

        There is no established trading market for the Company's Ordinary
Shares.

        The Company's 8 1/4% Senior Notes due 2008 are traded on the U.S. Private Offering Re-sales and Trading through Automated Linkages (PORTAL) market. PORTAL is a screen-based automated trading system providing security descriptions and pricing information. It was developed by the U.S. National Association of Securities Dealers to support the distribution of private placements and to facilitate liquidity in the secondary trading of Rule 144A securities. Certain investment banks publish pricing information regarding the senior notes. However, gaps exist in the information and it is, therefore, not possible to provide meaningful high and low market prices for securities trading on the PORTAL market.

B.      PLAN OF DISTRIBUTION

        Not applicable.

C.      MARKETS

        The 8 1/4% Senior Notes due 2008 are traded on the PORTAL market. PORTAL is a screen-based automated trading system providing security descriptions and pricing information. It was developed by the U.S. National Association of Securities Dealers to support the distribution of private placements and to facilitate liquidity in the secondary trading of Rule 144A securities.

D.      SELLING SHAREHOLDERS

        Not applicable.

E.      DILUTION

        Not applicable.

F.      EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.      SHARE CAPITAL

        Not applicable.

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

1. The Company is registered with the Registrar of Companies in Bermuda under Registration No. 17928. The constitutional documents of the Company are comprised of Memorandum of Association and Bye-laws. The main object of the Company, as spelled out under paragraph 6(i) of the Memorandum of Association, is "to carry on the business of the construction, owning, operating and maintaining fiber-optic cable networks, undersea and overland, in all parts of the world" and to "sell, lease and otherwise deal in capacity in such networks, to provide telecommunications services and services for the laying, maintenance and repair of telecommunications cables and to construct, own, operate and maintain all structures, buildings, cableships and other plant and equipment associated with any of the foregoing."

2.      With respect to Directors, the Bye-Laws of the Company provide that:

        (a) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provision of the Bermuda Companies Act of 1981 and the Company's Bye-laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested, his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present; EXCEPT when such director is designated by a shareholder who will enter into or terminate any agreement or transaction with the Company involving an aggregate value in excess of U.S.$1 million.

        (b) The Board cannot proceed to transact any business unless a quorum is present. Directors must obtain approval of shareholders holding a majority of the ordinary shares in order to vote compensation to themselves or any members of their body

        (c) The Board may exercise all the powers to borrow money and to mortgage or charge all or any part of the assets, except that it cannot incur indebtedness exceeding U.S.$5 million in aggregate without shareholder approval.

        (d)    There is no retirement or age limit requirement.

        (e)    Directors are not required to hold any shares in the Company.

3. The Company only issues one class of ordinary shares with the following rights thereto:

        (a) DIVIDENDS: the Board may, from time to time, declare cash dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interest. To pay a cash dividend or make a distribution out of contributed surplus, prior approval of shareholders holding at least two-thirds of the total issued and outstanding ordinary shares must be obtained. Any dividend or distribution out of contributed surplus unclaimed for a period of six years from the date of declaration is forfeited and reverts to the Company.

        (b) VOTING: resolutions put to the vote of shareholders are decided on a show of hands unless a poll is demanded. Except where a greater majority is required, any question proposed for consideration at any meeting is decided on by a simple majority of votes cast. Each shareholder holding at least 30% of the issued and outstanding ordinary shares have the right from time to time to designate one director by notice to the Company. Directors do not stand for reelection at staggered intervals.

        (c) PROFITS/ WINDING UP: shareholders have rights to share in any surplus upon a winding up.

        (d) REDEMPTION: the ordinary shares may be redeemed by the Company if such redemption is approved by at least (i) a majority of the Board, and (ii) shareholders holding two-thirds of the total issued and outstanding ordinary shares.

        There are no sinking fund provisions applicable to the Company's shareholders nor are they liable to further capital calls by the Company except to the extent their ordinary shares are not fully paid. The Bye-Laws do not include any provision discriminating against any existing or prospective holder of ordinary shares as a result of such shareholder owning a substantial number of ordinary shares.

        The Company may issue preference shares on terms:

        (a) that they are to be redeemed on the happening of a specified event or on a given date; and/or

        (b) that they are liable to be redeemed at the option of the Company; and/or

        (c) that they are liable to be redeemed at the option of the holder, if authorized by the Memorandum of Association.

4. To modify the right of any class of shares, prior approval of shareholders holding at least 75% of the total issued and outstanding shares of such class must be obtained. This provision is identical to the requirement set out in Section 47(7) of the Bermuda Companies Act of 1981.

5. Annual general meetings are held at the time and place designated by the Board not less than once in every year with at least seven full days notice to be given to each shareholder entitled to vote and to each Director and the Resident Representative of the Company. No meeting may proceed unless a quorum of shareholders representing at least 50% of the total number of votes exercisable by all holders of shares in the Company issued and outstanding as of the date of the meeting is present. The meetings can be held by means of telephone, electronic or other communication facilities. Shareholders may attend either in person or by proxy and resolutions put to the vote of the meeting are decided on a show of hands unless a poll is demanded.

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

6.      There is no limitation on the right to own securities.

7. Save and except for complying with the provisions of any loan, financing or security agreements governing the transfer of the Company's shares, the Company's corporate documents do not contain any provision which would have the effect of delaying, deferring or preventing a change in the control of the Company.

8. No ownership threshold is established under the Company's Bye-laws above which shareholder ownership would be required to be disclosed.

9. The Bermuda Companies Act of 1981 allows, subject in certain instances to other criteria being met, alterations to the capital of the Company to be authorized by a simple majority of the shareholders of the Company. The Bye-laws of the Company require a vote of the holders of at least two-thirds of the total number of votes exercisable by all holders of shares in the Company issued and outstanding as at the date of the resolution to make a change to the authorized share capital of the Company or repurchase, redeem, reorganize, consolidate, subdivide, cancel, reduce or convert the share capital of the Company or in any way alter the rights attaching thereto.

C.      MATERIAL CONTRACTS

        With the exception of the retention agreements described above under "Board Practices" the Company has not executed any agreements outside the ordinary course of business.

D.      EXCHANGE CONTROLS

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

E.      TAXATION

        Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon United States security holders.

        There is a limited income tax convention between the United States and Bermuda, the application of which generally is limited to insurance income.

F.      DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.      STATEMENT BY EXPERTS

        Not applicable.

H.      DOCUMENTS ON DISPLAY

        We are subject to informational requirements of some U.S. federal securities laws and, therefore, are required or have agreed to file periodic reports and other information with the SEC. As a foreign private issuer, as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is exempt from certain provisions of the Exchange Act including those which prescribe the furnishing and content of proxy statements distributed to security holders and those which relate to reporting and liability for short swing profits by directors, officers and other insiders.

        Our SEC filings are available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

        You may also visit the website of our parent, FLAG Telecom, at "http://www.flagtelecom.com." Any Internet addresses provided in this document are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

I.      SUBSIDIARY INFORMATION

        The Company acquired all issued and outstanding shares in FLAG Pacific USA Limited from another FLAG Telecom group company with effect from September 27, 2001.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        As a result of certain vendor contracts, the Company is exposed to foreign currency risk, and as a result of its original financing structure, to interest rate risk.

CURRENCY RISK

        The Company does not believe that it is exposed to significant risk from movements in foreign currency exchange rates. All capacity and operations and maintenance revenues are payable in U.S. dollars. All contracts for the provision by third parties of restoration are invoiced to the Company in U.S. dollars. We invoice some products in local currencies other than U.S. dollars. Certain vendor contracts for the provision to the FEA cable system of operations and maintenance services and local operating expenses of its overseas subsidiary companies are payable in currencies other than U.S. dollars. We believe that these exposures are not material to the financial position of the Company. Whenever deemed appropriate, the Company may hedge its exposure to foreign currency movements.

INTEREST RATE RISK

        As of December 31, 2001, the Company was exposed to interest rate risk in its financing instruments. The Company's long-term financing was provided by fixed rate senior notes and floating rate bank debt. The bank debt was repaid in full on March 28, 2002 and we defaulted on the senior notes when we filed for Chapter 11 protection with the Court on April 12, 2002. As a result of our default on these senior notes, we have reclassified the senior notes from long-term debt to short-term debt.

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

INTEREST RATE DERIVATIVE FINANCIAL INSTRUMENTS AS OF DECEMBER 31, 2001

                                                                                                       NOTIONAL
                                                                           RATE          RATE         AMOUNT ($       FAIR VALUE
TYPE OF INSTRUMENT          PAYMENTS DUE      MATURITY DATE             PAYABLE    RECEIVABLE          MILLION)      ($ MILLION)
------------------          ------------      -------------      --------------    ----------        ----------      -----------
LIBOR Collar.............      Quarterly         April 2002      Floor at 5.85%     Cap at 8%              20.0              0.4

        The three-month LIBOR rate at December 31, 2001 was 1.88125%.

SENIOR NOTES AS OF DECEMBER 31, 2001

                                                                       CURRENCY AND      CURRENCY
                    PRINCIPAL                                             PRINCIPAL      AND FAIR                         COMPANY'S
                    PAYMENTS       ORIGINAL MATURITY                         AMOUNT         VALUE                         OPTION TO
TYPE OF INSTRUMENT  DUE            DATE (1)           INTEREST RATE     ($ MILLION)   ($ MILLION)                            REDEEM
------------------  -------------  -----------------  -------------    ------------   -----------  --------------------------------
Senior Notes......  Semi-annually  January 2008       Fixed 8 1/4%            430.0         292.4  Any time after January 2003 at a
                                                                                                   premium of 4.125% reducing to 0%
                                                                                                   from 2006

DEBT AS OF DECEMBER 31, 2001

                                                                              CURRENCY
                                                                                   AND
                    PRINCIPAL                                                PRINCIPAL  CURRENCY AND      COMPANY'S
                    PAYMENTS          ORIGINAL MATURITY                         AMOUNT    FAIR VALUE      OPTION TO
TYPE OF INSTRUMENT  DUE               DATE (1)           INTEREST RATE     ($ MILLION)   ($ MILLION)         REDEEM
------------------  -------------     -----------------  -------------    ------------  ------------  -------------
Bank Credit         Quarterly         January 2006       Floating LIBOR +         55.5          55.5    At any time
 Facility (2).....                                       150 to 250
                                                         basis points

        (1) As of December 31, 2001 the Senior Notes and bank debt have been classified as short-term debt.

        (2)    Repaid in full on March 28, 2002.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        On April 12, 2002, FLAG Telecom, ultimate parent of the Group, and certain of its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the Court. The Chapter 11 cases of FLAG Telecom, the Company, and certain of FLAG Telecom's subsidiaries are consolidated for procedural purposes and jointly administered by the Court. During this process, the Company remains a "Debtor in Possession" and has an exclusive right generally to file a reorganization plan within 120 days after the filing.

        Our Chapter 11 filing occured after the cancellation of a forebearance agreement and the acceleration of the bank debt of FLAG Atlantic Limited by the syndicate of banks which are its lenders, which constituted a cross-default under FLAG Telecom's indenture for its outstanding senior notes. FLAG Limited voluntarily filed for Chapter 11 protection in order to participate in the reorganization of the Group and to restructure its indebtedness.

        The Company had $430.0 million 8 1/4% Senior Notes outstanding on the date it filed for Chapter 11 protection, repayable at par in 2008. We defaulted on these notes when we filed for Chapter 11 protection with the Court. We do not have sufficient liquidity to pay these notes in full at this time. As a result of our default on these senior notes, we have reclassified the senior notes from long-term debt to short-term debt.

        Please refer to the Risk Factors included elsewhere herein.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        None.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

        The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.

        See page F-1 for a listing of the financial statements that are filed as part of this Form 20-F.

ITEM 19. EXHIBITS.

(a)     FINANCIAL STATEMENTS

        The following financial statements including the notes thereto, together with the report of Arthur Andersen thereon, are filed as part of this Form 20-F and are hereby incorporated by this reference.

                                                                                                                           PAGE
                                                                                                                           ----
Report of Independent Public Accountants (Arthur Andersen)............................................................      F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000..........................................................      F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2000, and 1999...........................      F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000, and 1999.................      F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2000, and 1999.................      F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999...........................      F-7
Notes to Consolidated Financial Statements............................................................................      F-9
Schedule 1 - Valuation and qualifying accounts........................................................................      F-27

(b)     EXHIBITS

        The following documents are filed as Exhibits to this Form 20-F:

EXHIBIT
NUMBER                                   DESCRIPTION
 1.1 FLAG Limited Bye-laws (Incorporated by Reference to the Registrant's Annual Report on Form 20-F (Registration No. 333-08456) filed on March 31, 1999).

 1.2 FLAG Limited Memorandum of Association (Incorporated by Reference to the Registrant's Annual Report on Form 20-F (Registration No. 333-08456) filed on April 18, 2001).

 2.1 Indenture for 8 1/4% Senior Notes Due 2008, dated as of January 30, 1998, between FLAG Limited and IBJ Schroeders Bank & Trust Company (Incorporated by Reference to the Registration Statement on Form F-1/A (Registration No. 333-94899) filed by FLAG Telecom Holdings Limited on February 3, 2000).

 4.1 Employment Offer Letter, dated October 10, 2001, between FLAG Limited and James Boucher.

 4.2 Employment Retention Program Agreement, dated April 9, 2002, between FLAG Telecom Limited and James Boucher.

 4.3 Employee Retention Program Agreement, dated April 9, 2002, between FLAG Telecom Limited and Owen Best.

 8.1        Subsidiary list

99.1 Letter dated June 28, 2002 from the Company to the SEC regarding Arthur Andersen.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                             PAGE
                                                                                                                             ----
Report of Independent Public Accountants (Arthur Andersen)................................................................    F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000..............................................................    F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2000, and 1999...............................    F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000, and 1999.....................    F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2000, and 1999.....................    F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999...............................    F-7
Notes to Consolidated Financial Statements................................................................................    F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of FLAG Limited:

        We have audited the accompanying consolidated balance sheets of FLAG Limited (a Bermuda company) and FLAG Pacific USA Limited, a Delaware company and wholly owned subsidiary of FLAG Limited (the "subsidiary") as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of FLAG Limited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        The accompanying financial statements have been prepared assuming that FLAG Limited will continue as a going concern. As discussed in note 1 to the consolidated financial statements, FLAG Limited has filed for protection under Chapter 11 of the United States Code causing a default on the Company's 8 1/4% Senior Notes which therefore became immediately repayable. The Company does not have sufficient liquidity to pay these notes in full at this time. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts or the amount and classification of liabilities that might result should FLAG Limited be unable to continue as a going concern.

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

Arthur Andersen
London, England
June 28, 2002

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                    2001           2000
                                                                                             -----------    -----------
ASSETS:
Current assets:
   Cash and cash equivalents..............................................................   $     4,823    $     2,623
   Accounts receivable, net of allowance for doubtful accounts of $2,603
    (2000--$5,289)........................................................................        59,208         84,067
   Due from affiliates....................................................................        34,232          8,768
   Prepaid expenses and other assets......................................................         4,624          3,354
                                                                                             -----------    -----------
                                                                                                 102,887         98,812
Restricted cash...........................................................................        60,958        111,453
Capitalized financing costs, net of accumulated amortization of $8,309 (2000--$5,664) ....         8,427         11,073
Property and equipment, net...............................................................       940,592      1,001,246
                                                                                             -----------    -----------
                                                                                             $ 1,112,864    $ 1,222,584
                                                                                             ===========    ===========

LIABILITIES:
Current liabilities:
   Accrued construction costs.............................................................   $       818    $    49,139
   Accounts payable.......................................................................         7,100         22,246
   Accrued liabilities....................................................................        28,657         14,331
   Interest rate collars..................................................................           376             --
   Deferred revenue and other.............................................................        88,876         59,371
   Income taxes payable...................................................................         3,766          3,766
   Short-term debt........................................................................       481,953             --
                                                                                             -----------    -----------
                                                                                                 611,546        148,853
Long-term debt............................................................................            --        518,861
Deferred revenue and other................................................................       264,605        210,158
Deferred taxes............................................................................         2,889          3,358
                                                                                             -----------    -----------
                                                                                                 879,040        881,230
                                                                                             -----------    -----------
SHAREHOLDERS' EQUITY:

   Ordinary Shares, $.0001 (2000--$.0001) par value, 1,139,000,000 (2000--
      1,139,000,000) authorized and 635,796,338 (2000--635,796,338) issued and
      outstanding.........................................................................            64             64
   Additional paid-in capital.............................................................       546,635        544,697
   Accumulated other comprehensive income.................................................          (768)          (418)
   Accumulated deficit....................................................................      (312,107)      (202,989)
                                                                                             -----------    -----------
                                                                                                 233,824        341,354
                                                                                             -----------    -----------
                                                                                             $ 1,112,864    $ 1,222,584
                                                                                             ===========    ===========

   The accompanying notes are an integral part of these consolidated financial statements.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                                         2001           2000           1999
                                                                                 ------------   ------------   ------------
REVENUES:
   Capacity revenue, net of discounts........................................... $     58,395   $     40,910   $    129,881
   Operations and maintenance revenue...........................................       48,999         40,942         30,576
                                                                                 ------------   ------------   ------------
                                                                                      107,394         81,852        160,457
                                                                                 ------------   ------------   ------------
EXPENSES:
   Cost of capacity sold........................................................           --             --         49,643
   Operations and maintenance cost (including non-cash stock compensation
      expense of $513, 2000--$1,845 and 1999--$2,647)...........................       33,467         32,180         30,482
   Sales and marketing (including non-cash stock compensation expense of $333,
      2000--$1,164 and 1999--$1,534)............................................       10,926         11,884         11,998
   General and administrative (including non-cash stock compensation expense
      of $1,092, 2000--$3,993 and 1999--$4,127).................................       43,957         32,623         25,537
   Depreciation and amortization................................................       74,993         76,485         10,949
                                                                                 ------------   ------------   ------------
                                                                                      163,343        153,172        128,609
                                                                                 ------------   ------------   ------------
OPERATING (LOSS)/INCOME.........................................................      (55,949)       (71,320)        31,848
Interest expense................................................................      (43,762)       (50,452)       (54,409)
Interest income.................................................................        3,566          8,318          8,992
                                                                                 ------------   ------------   ------------
LOSS BEFORE INCOME TAXES........................................................      (96,145)      (113,454)       (13,569)
Provision for income taxes......................................................         (177)          (148)         1,163
                                                                                 ------------   ------------   ------------
NET LOSS........................................................................ $    (95,968)  $   (113,306)  $    (14,732)
                                                                                 ============   ============   ============

Basic and diluted net loss per Ordinary Share................................... $      (0.15)  $      (0.18)  $      (0.02)

Weighted average Ordinary Shares outstanding....................................  635,796,338    635,796,338    635,796,338

   The accompanying notes are an integral part of these consolidated financial statements.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
                       (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                                         2001           2000           1999
                                                                                 ------------   ------------   ------------
NET LOSS                                                                         $    (95,968)  $   (113,306)  $    (14,732)
Foreign currency translation adjustment.........................................           26            262             24
Cumulative effect of change in accounting policy re SFAS No. 133................          (94)            --             --
Change in fair market value of derivatives......................................         (282)            --             --
                                                                                 ------------   ------------   ------------
COMPREHENSIVE LOSS                                                               $    (96,319)  $   (113,044)  $    (14,708)
                                                                                 ============   ============   ============

   The accompanying notes are an integral part of these consolidated financial statements.

            FLAG LIMITED (IN PROVISIONAL LIQUIDATION) AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                  CLASS A COMMON SHARES              ORDINARY SHARES
                              ----------------------------     --------------------------
                              SHARES                AMOUNT     SHARES              AMOUNT
                              ------------    ------------     -----------   ------------


                              (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT NUMBERS OF SHARES)
Balance, December 31, 1998     132,000,000    $         13     565,858,741   $         57
Conversion of Class A
   shares into Class B
   shares
      Class A shares
        retired............   (132,000,000)            (13)             --             --
      Ordinary Shares
        issued.............             --              --      69,937,597              7
Stock compensation accrued              --              --              --             --
Stock compensation current
   year charge.............             --              --              --             --
Foreign currency
   translation adjustment..             --              --              --             --
1999 net loss applicable
   to common shareholders..             --              --              --             --
                              ------------    ------------     -----------   ------------
Balance, December 31, 1999              --              --     635,796,338   $         64
Capital contribution from
   FLAG Telecom Holdings
   Limited.................             --              --              --             --
Stock compensation current
   year charge.............             --              --              --             --
Foreign currency
   translation adjustment..             --              --              --             --
Dividend paid .............             --              --              --             --
Net loss ..................             --              --              --             --
                              ------------    ------------     -----------   ------------
Balance, December 31, 2000              --              --     635,796,338   $         64
Stock compensation current
   year charge.............             --              --              --             --
Foreign currency
   translation adjustment..             --              --              --             --
Cumulative effect of
   change in accounting
   policy re SFAS No. 133..             --              --              --             --
Change in fair market
   value of derivatives....             --              --              --             --
Dividends paid ............             --              --              --             --
Net loss ..................             --              --              --             --
                              ------------    ------------     -----------   ------------
Balance, December 31, 2001.             --              --     635,796,338   $         64
                              ============    ============     ===========   ============



















                                                DEFERRED        ACCUMULATED      ACCUMULATED   TOTAL
                                                STOCK           OTHER            DEFICIT       SHAREHOLDER
                                                COMPENSATION    COMPREHENSIVE    -----------   EQUITY
                                                ------------    INCOME &                       -------------
                                ADDITIONAL                      FOREIGN
                                PAID-IN                         CURRENCY
                                CAPITAL                         TRANSLATION
                                ------------                    ------------
                                         (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT NUMBERS OF SHARES)
Balance, December 31, 1998      $    504,381    $         --    $       (704)    $   (44,951)  $    458,796
Conversion of Class A
   shares into Class B
   shares
      Class A shares
        retired............               13              --              --              --             --
      Ordinary Shares
        issued.............               (7)             --              --              --             --
Stock compensation accrued            17,277         (17,277)             --              --             --
Stock compensation current
   year charge.............               --           8,308              --              --          8,308
Foreign currency
   translation adjustment..               --              --              24              --             24
1999 net loss applicable
   to common shareholders..               --              --              --         (14,732)       (14,732)
                                ------------    ------------    ------------     -----------   ------------
Balance, December 31, 1999      $    521,664    $     (8,969)   $       (680)    $   (59,683)  $    452,396
Capital contribution from
   FLAG Telecom Holdings
   Limited.................           25,000              --              --              --         25,000
Stock compensation current
   year charge.............               --           7,002              --              --          7,002
Foreign currency
   translation adjustment..               --              --             262              --            262
Dividend paid .............               --              --              --         (30,000)       (30,000)
Net loss ..................               --              --              --        (113,306)      (113,306)
                                ------------    ------------    ------------     -----------   ------------
Balance, December 31, 2000      $    546,664    $     (1,967)   $       (418)    $  (202,989)  $    341,354
Stock compensation current
   year charge.............               --           1,938              --              --          1,938
Foreign currency
   translation adjustment..               --              --              26              --             26
Cumulative effect of
   change in accounting
   policy re SFAS No. 133..               --              --             (94)             --            (94)
Change in fair market
   value of derivatives....               --              --            (282)             --           (282)
Dividends paid ............               --              --              --         (13,150)       (13,150)
Net loss ..................               --              --              --         (95,968)       (95,968)
                                ------------    ------------    ------------     -----------   ------------
Balance, December 31, 2001      $    546,664    $        (29)   $       (768)    $  (312,107)  $    233,824
                                ============    ============    ============     ===========   ============

   The accompanying notes are an integral part of these consolidated financial statements.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                       (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                                         2001           2000           1999
                                                                                 ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss........................................................................ $    (95,968)  $   (113,306)  $    (14,732)

Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of financing costs.................................................        2,645          2,522          1,644
Provision for doubtful accounts.................................................       (2,686)        (1,538)         1,803
Depreciation....................................................................       74,993         76,485         10,949
Loss on disposal of property and equipment......................................           --             91             --
Deferred taxes..................................................................         (438)          (335)           439
Senior debt discount............................................................          591            591            591
Stock compensation..............................................................        1,938          7,002          8,308
Add/(deduct) net changes in operating assets and liabilities:
   Accounts receivable..........................................................       27,545          7,285           (578)
   Due from affiliates and other receivables....................................      (34,231)           950           (744)
   Prepaid expenses and other assets............................................       (1,270)        (1,921)         1,187
   Capacity available for sale..................................................           --             --         56,127
   Accounts payable and accrued liabilities.....................................       (1,081)         4,194         (6,654)
   Income taxes payable.........................................................          261             (1)        (2,633)
   Due to affiliate.............................................................        8,768        (12,020)         1,409
   Deferred revenue and other...................................................       83,953        124,459         21,533
                                                                                 ------------   ------------   ------------
      Net cash provided by operating activities.................................       65,020         94,458         78,649
                                                                                 ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Financing costs incurred........................................................           --         (2,887)            --
Capital contribution from FLAG Telecom Holdings Limited.........................           --         25,000             --
Payment of dividend.............................................................      (13,150)       (30,000)            --
Repayment of debt...............................................................      (37,500)       (97,000)       (81,500)
                                                                                 ------------   ------------   ------------
      Net cash used in financing activities.....................................      (50,650)      (104,887)       (81,500)
                                                                                 ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash.....................................................       50,495         22,613        121,300
Cash paid for construction......................................................      (48,320)        (3,273)      (122,770)
Investment in property and equipment............................................      (14,352)        (7,517)            --
Proceeds from disposal of property and equipment................................           13             33          2,538
                                                                                 ------------   ------------   ------------
      Net cash (used in)/provided by investing activities.......................      (12,164)        11,856          1,068
                                                                                 ------------   ------------   ------------
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS............................        2,206          1,427         (1,783)
Effect of foreign currency movements............................................           (6)           (17)           (28)
CASH AND CASH EQUIVALENTS, beginning of year....................................        2,623          1,213          3,024
                                                                                 ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                           $      4,823   $      2,623   $      1,213
                                                                                 ============   ============   ============

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                       (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                                         2001           2000           1999
                                                                                 ------------   ------------   ------------
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:

Decrease in capacity available for sale......................................... $         --   $    774,366   $         --
Transfer to property and equipment..............................................           --       (774,366)            --
Decrease in capacity available for sale.........................................           --             --         68,127
Decrease in accrued construction costs..........................................           --             --        (12,000)
                                                                                 ------------   ------------   ------------
Cost of capacity sold........................................................... $         --   $         --         56,127
                                                                                 ============   ============   ============

Increase in construction in progress............................................ $         --   $         --         41,016
(Increase)/decrease in accrued liabilities and construction costs...............      (48,320)        (3,272)        81,754
                                                                                 ------------   ------------   ------------
Cash paid for construction...................................................... $    (48,320)  $     (3,272)  $    122,770
                                                                                 ============   ============   ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid................................................................... $     45,928   $     48,494   $     52,379
                                                                                 ------------   ------------   ------------
Interest capitalized............................................................ $         --   $         --   $      1,281
                                                                                 ============   ============   ============

   The accompanying notes are an integral part of these consolidated financial statements.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

1. BACKGROUND AND ORGANIZATION

        FLAG Limited and Subsidiary ("the Company") is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of an independent, privately-owned digital fiberoptic undersea cable system, the FLAG Europe-Asia ("FEA") cable system. The FEA cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China (the "FLAG Route"). The FEA cable system, which was placed in commercial service on November 22, 1997, cost approximately $1.6 billion to construct, and consists of over 28,000 kilometers of fiberoptic cable.

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

VOLUNTARY PETITION UNDER CHAPTER 11

        The Company is a Bermuda company with its registered office located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The Company is a wholly owned subsidiary of FLAG Telecom Holdings Limited (in provisional liquidation) ("FLAG Telecom") which is also a Bermuda company. In addition to the Company, the principal companies which comprise the FLAG Telecom Group of companies are the following wholly-owned subsidiaries of FLAG Telecom: FLAG Atlantic Limited (in provisional liquidation), FLAG Asia Limited (in provisional liquidation), FLAG Telecom Limited (in provisional liquidation), FLAG Telecom Group Services Limited (in provisional liquidation), FLAG Telecom Global Network Limited and FLAG Telecom Ireland Limited. These companies together with the Company are referred to as the "Group".

        On February 13, 2002, FLAG Telecom announced that it was reviewing its business, including that of the Company, in the light of deteriorating market conditions. At that time, FLAG Telecom stated that if there were no improvement in its operating environment, it anticipated that at some point in 2003 it would not have sufficient liquidity to continue its operations, unless it was able to raise additional funds, find a strategic partner, restructure its indebtedness or substantially reduce its cost base in some other way. On March 7, 2002, FLAG Telecom announced that it had retained Credit Suisse First Boston and The Blackstone Group as strategic and financial advisors to advise it on financial and strategic alternatives for the long-term development of the Group. As part of its strategy to conserve capital and to control costs, these advisors are assisting the Group in the review of its business and the evaluation of the most beneficial path for its future, including possible restructuring of its indebtedness, identifying funding opportunities and working with potential strategic partners.

        With the assistance of its financial advisors, FLAG Telecom has initiated discussions with certain of its lending banks, noteholders and equipment suppliers regarding the status of and possible modifications to its existing agreements in an effort to restructure its obligations in a consensual arrangement.

        On April 12, 2002, FLAG Telecom, ultimate parent of the Group, and certain of its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the " Court"). The Chapter 11 cases of FLAG Telecom, the Company and certain of FLAG Telecom's subsidiaries are consolidated for procedural purposes and jointly

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

administered by the Court. During this process, the Company remains a "Debtor in Possession" and has an exclusive right generally to file a reorganization plan within 120 days after the filing.

        This action was taken following a cancellation of a forbearance agreement and the acceleration of the bank debt of FLAG Atlantic Limited by the syndicate of banks which are its lenders, which constituted a cross-default under FLAG Telecom's indenture for its outstanding senior notes. FLAG Limited voluntarily filed for Chapter 11 protection in order to participate in the reorganization of the Group and to restructure its indebtedness.

        The Company had $430.0 million 8 1/4% Senior Notes outstanding on the date it filed for Chapter 11 protection, repayable at par in 2008. The Company defaulted on these notes when it filed for Chapter 11 protection with the Court. The Company does not have sufficient liquidity to pay these notes in full at this time. As a result of the default on these senior notes, the Company has reclassified the senior notes from long-term debt to short-term debt. The Company currently operates under a monthly budget approved by the Company's creditors. Orders entered into by the Chapter 11 Court (the "Orders") impose restrictions on the Company's ability and other Group entities to transfer cash between Group entities. In certain circumstances, and upon application, the Court may approve specific non-budgeted and extraordinary uses of cash. Pursuant to the Orders, the Company is authorized to use the cash of FLAG Telecom to pay actual expenses incurred in the ordinary course of business in the amounts set forth in the monthly budget.

        On April 19 and 29, 2002, respectively, FLAG Telecom and three of its Bermudan subsidiaries, including the Company, filed parallel ancillary petitions (the "Bermuda Proceedings") pursuant to Section 161 of the Companies Act 1981 of Bermuda (the "Bermuda Companies Act") in order to commence proceedings in the Supreme Court of Bermuda for the winding up of FLAG Telecom, the Company and the other Bermudan subsidiaries, to create a stay of proceedings against the Company under Bermuda law, and to request the appointment of Joint Provisional Liquidators ("JPLs"). The Bermuda Proceedings are designed to maintain the status quo of FLAG Telecom, the Company and the other Bermudan subsidiaries and to allow the proceedings under the Bankruptcy Code to proceed, subject to the supervision and agreement of the JPLs.

        Pursuant to Bermuda Companies Act 1981 all correspondence or other business documentation in the name of or bearing the name of any of the Bermuda companies which are parties to the Bermuda Proceedings must at all times while the Bermuda Proceedings are pending indicate that the Bermuda companies are 'in provisional liquidation'.

        Mr. Richard Heis and Ms. Chris Laverty of KPMG in England and Mr. Robert
D. Steinhoff of KPMG in Bermuda have been appointed as JPLs of the Company, pursuant to Section 161 of the Bermuda Companies Act. The JPLs have the power to oversee the continuation of the business of the Company and its subsidiary under the control of the Company's board of Directors and to oversee and liaise with the existing Board of Directors in effecting a reorganization of the Company.

        FLAG Telecom is in ongoing negotiations with its creditors and creditors of the Company, including representatives of holders of the Company's senior notes, regarding a comprehensive financial restructuring of the Group.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

FLAG Telecom's Board of Directors has authorized its management and advisors to negotiate with holders of these senior notes regarding a comprehensive financial restructuring. FLAG Telecom has reached agreement in principle with representatives of its and our principal non-trade creditors regarding the financial terms of a proposed financial restructuring of FLAG Telecom and its subsidiaries. We expect to file with the Court a plan of reorganization reflecting these terms shortly after this 20-F is filed. It is anticipated that such plan of reorganization will provide that, upon consummation of the reorganization, holders of the Company's 8 1/4% Senior Notes will receive in exchange for such notes a majority stake in the equity of reorganized FLAG Telecom. However, we have no assurances that such plan of reorganization will be confirmed by the Court or modified or rejected. FLAG Telecom believes, subject to successful further negotiations with representatives of creditors and approval of the reorganization plan by the Court, that the reorganization could become effective by the end of September, 2002, with the result that at such time FLAG Telecom and the Company would emerge from Chapter 11 and the related Bermuda proceedings. However, various possible occurrences could prevent or delay that event from happening.

2. BASIS OF PREPARATION

        FLAG Telecom is attempting a restructuring but there is doubt over the Company's ability to continue as a going concern. It is unclear whether restructuring the Company is likely to lead to a going concern value higher than the value likely to be achieved through a liquidation of the Company. The Company have been advised that, depending in part upon the speed with which the Company is able to emerge from Chapter 11, a negotiated restructuring is likely to result in a greater value than if the Company liquidates. This issue is being reviewed by the Company and its advisors on an on-going basis.

        Notwithstanding the foregoing, as at the date of this report management continues to believe it appropriate to prepare its audited financial statements included in this report on a going concern basis. Accordingly, these financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we not continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. Dollars ("Dollars"). The significant accounting policies are summarized as follows:

        a)     Basis of Consolidation

        The financial statements consolidate the financial statements of the Company and subsidiary company after eliminating intercompany transactions and balances.

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

        c)     Revenue Recognition

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

CAPACITY REVENUES

        Capacity contracts are accounted for as leases. Capacity contracts that do not qualify for sales type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease. In compliance with FASB Interpretation No. 43, "Real Estate Sales, an Interpretation of FASB Statement No. 66," capacity contracts entered into after June 30, 1999, are deemed not to be sales of real estate and, therefore, are not accounted for as sales type leases. The Company has recorded only operating leases for capacity transactions after June 30, 1999 for the periods presented. Until June 30, 1999 revenues from operating lease transactions were considered incidental and recorded as a reduction of the capacity available for sale, thereafter recognized over the period of the contract.

        The Company offers lease to buy options which allows customers to acquire title at any time during the term of the lease on payment of a conversion charge. Revenue received up front for these options is deferred until the options are exercised or lapse.

        Revenues invoiced to customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue.

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

OPERATIONS AND MAINTENANCE REVENUES

        Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance are recognized over the period the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance which are applicable to future periods.

        d)     Direct Costs Related to Revenue

CAPACITY COSTS

        Costs of the system relating to capacity contracts accounted for as operating leases are recorded in property and equipment and are depreciated over the remaining economic life of the network.

OPERATIONS AND MAINTENANCE COSTS

        Operations and maintenance costs are expensed over the period to which the expenditure relates.

        e)     Commissions

        Third party commissions are capitalized and amortized over the period of the recognition of the related capacity revenue. Internal sales commissions are expensed as incurred.

        f)     Advertising Costs

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

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

        h)     Cash and Cash Equivalents

        The Company considers all short-term investments with original maturities of 90 days or less to be cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheets approximate to fair value.

        i)     Restricted Cash

        The Company designates funds held by collateral trustees, in escrow or legally designated for specific projects or commitments by bank agreements, as long-term restricted cash.

        j)     Capitalized Interest and Financing Costs

        Interest costs on qualifying assets are capitalized and amortized over the useful life. Costs incurred to obtain financing are capitalized and amortized over the term of the related borrowings.

        k)     Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the property and equipment as follows:

  Computer equipment................................  3 years
  Fixtures and fittings.............................  5 years
  Leasehold improvements............................  Remaining lease term
  Motor vehicles....................................  5 years
  Cable systems.....................................  15 years

        The estimated useful lives of cable systems are determined based on the estimated period over which they will generate revenue.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

        l)     Impairment of Long-Lived Assets

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

        m)     Income Taxes

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

        n)     Derivative Financial Instruments

        The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates and currencies. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company is exposed to credit loss in the event of nonperformance by these counterparties.

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and 138, which established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows gains and losses on a derivative to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The following effect was recorded in the accompanying financial statements as a result of the adoption of SFAS No. 133:

- The Company's interest rate collar is accounted for as effective cash flow hedges and, accordingly, upon adoption of SFAS No. 133 its fair value was recorded as liabilities in the balance sheet, with the corresponding effect of adoption recorded directly to accumulated other comprehensive income.

- Since adoption of SFAS No. 133 the interest rate collars are accounted for at fair value. Any changes in fair value between periods is recorded as other comprehensive income with release to the Statement of operations as the hedge term effects earnings. Each quarter a full assessment for each interest rate collar, with changes in fair value of any ineffective hedges taken through the Statement of Operations.

        o)     Translation of Foreign Currencies

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

        p)     Stock Options

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

        As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), the Company has chosen to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date under fixed plan awards. The compensation expense is charged ratably over the vesting period of the options.

        q)     Concentration of Credit Risk

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

        r)     Re-classifications

        Certain prior year amounts have been re-classified in the consolidated financial statements to conform to current year presentation.

        s)     New Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations, and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, APB Opinion (APB) No.16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS 141 requires that upon adoption of SFAS 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

        Under SFAS 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        SFAS 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time. The Company adopted SFAS 142 on January 1, 2002 and this did not have a material impact on its results of operations, financial position or cash flow.

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        The Company adopted SFAS 143 on January 1, 2002 and does not anticipate that the adoption of SFAS 143 will have a material impact on its results of operations, its financial position or its cash flows.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

        In addition SFAS 144 requires that the estimates of future cashflows used to test the recoverability of a long-lived asset, shall be based on the existing service potential of the asset. Those estimates should therefore exclude cashflows associated with future capital expenditure that would increase the service potential of the long-lived asset. Our present accounting policy on impairment is consistent with Statement of Financial Accounting Standards No. 121, Accounting for the impairment of long-lived assets and long lived assets to be disposed of ("SFAS 121") which allows estimates of future cashflows to take into account the cashflows arising from planned future capital expenditure.

        Based on our current assumptions, the FEA system is not impaired under SFAS 121 if we invest in the upgrades necessary to achieve additional potential capacity. Adoption of SFAS 144 will therefore result in an impairment of this system. The Company has not yet calculated the size of this impairment.

        SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively. The Company adopted SFAS 144 on January 1, 2002.

        In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), Recission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections.

        This statement rescinds FASB Statement No.4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, FASB Statement No.64, Extinguishments of Debt Made to Satisfy Sinking-fund Requirements. This statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This statement amends FASB Statement No.13, Accounting for Leases, to eliminate inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

        SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The company expects to adopt SFAS 145 on January 1, 2003 and has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

4. ACCOUNTS RECEIVABLE

        Accounts receivable consisted of the following:

                                                                                                   2001           2000
                                                                                           ------------   ------------
          Billed.......................................................................... $     49,460   $     70,108
          Unbilled........................................................................        9,748         13,959
                                                                                           ------------   ------------
                                                                                           $     59,208   $     84,067
                                                                                           ============   ============

5. RESTRICTED CASH

        All of the restricted cash balances as at December 31, 2001 and 2000, are funds held by collateral trustees.

        The credit facility in place at December 31, 2001 in the Company is ring-fenced and secured by the assets of the Company. Under the terms of the credit facility, where assets of the Company are used by Group entities other than the Company, inter company pricing agreements are in place which fix the rate at which the service is charged. FLAG Telecom owns certain sales subsidiaries, including FLAG Telecom Ireland Limited ("FTIL ") and FLAG Telecom Global Networks Limited ("FTGNL"), which market the Group's services to customers. In order to deliver service to their customers FTIL and FTGNL need to purchase capacity from the Company and, in this way, cash passes from the customer to FTIL or FTGNL and then to the Company.

               Funds held by FTIL or FTGNL, until paid over to the Company as required, are unrestricted cash. The Group designates funds held by collateral trustees, in escrow, or legally designated for projects or commitments by bank agreement, as long-term restricted cash. When FTIL or FTGNL make payments to the Company, funds pass from unrestricted cash to restricted cash. The restrictions over the use of the cash in the Company will only be lifted when the indebtedness is paid off or when financial covenants that restrict the Company making certain payments (including dividends to the holding company) are complied with.

6. PROPERTY AND EQUIPMENT

        Property and equipment consist of the following:

                                                                                                   2001           2000
                                                                                           ------------   ------------
          Fixtures and fittings.....................................................       $        792   $        779
          Leasehold improvements....................................................                515            441
          Computer equipment........................................................                831            579
          Motor vehicles............................................................                320            353

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

          Cable systems...................................................................    1,099,805      1,085,787
                                                                                           ------------   ------------
                                                                                              1,102,263      1,087,939
          Less--Accumulated depreciation..................................................     (161,671)       (86,693)
                                                                                           ------------   ------------
          Net book value.................................................................. $    940,592   $  1,001,246
                                                                                           ============   ============

7. DEBT

        The Company's debt comprises the following:

                                                                                                   2001           2000
                                                                                           ------------   ------------
          SHORT-TERM DEBT
          Bank credit facilities.......................................................... $     55,500   $         --
          8 1/4% Senior Notes, due 2008, interest payable semi-annually net of
             unamortized discount of $3,547 (2000--$4,139)................................      426,453             --
                                                                                           ------------   ------------
                                                                                           $    481,953   $         --
                                                                                           ============   ============
          LONG-TERM DEBT
          Bank credit facilities.......................................................... $         --   $     93,000
          8 1/4% Senior Notes, due 2008, interest payable semi-annually net of
             unamortized discount of $3,547 (2000--$4,139)................................           --        425,861
                                                                                           ------------   ------------
                                                                                           $         --   $    518,861
                                                                                           ============   ============

        All of the Company's debt has been classified as short-term debt as a result of the Chapter 11 filing and the default on its senior notes.

        As at December 31, 2001, the Company had $55.5 million outstanding under bank credit facilities with Barclays. On March 28, 2002, the Company paid all amounts owed to Barclays, the agent for the Company's lending banks, under the Company's bank credit agreement.

        FLAG Limited voluntarily filed for Chapter 11 protection in order to participate in the reorganization of the Group and to restructure its indebtedness.

        On January 30, 1998, the Company completed a refinancing which consisted of $370,000 of bank credit facilities and $430,000 of the Senior Notes. Proceeds received under the Senior Notes were $424,088, net of a $5,912 discount.

        On February 16, 2000, FLAG Limited amended its existing credit facilities to consist of a $150 million six-year term loan facility ($55.5 million of which remained outstanding at December 31, 2001 and $93 million of which was outstanding at December 31, 2000) and a $10 million revolving credit facility (none of which was outstanding at December 31, 2001 or December 31, 2000). Dresdner Kleinwort Benson and Barclays Capital acted as joint lead arrangers. These facilities bore interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of the 8 1/4% Senior Notes due 2008 of FLAG Limited. The current interest rate is 200 basis points over LIBOR. The facilities are secured by a pledge by FLAG Telecom of all of the capital stock of FLAG Limited and by assignment of FLAG Limited's contracts and a security interest in its bank accounts and intangible property. In connection with this amendment, FLAG Limited paid fees and expenses to the joint lead arrangers totaling approximately $3.3 million.

        The Company has outstanding $430,000 of 8 1/4% Senior Notes with an effective interest rate at December 31, 2001 of 12.13%. The Company defaulted on these notes when it filed for Chapter 11 protection with the Court. The

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

Company does not have sufficient liquidity to pay these notes in full at this time.

        The credit facility and the indenture under which the Senior Notes were issued impose certain operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, repay indebtedness (including the Senior Notes) prior to stated maturities, sell assets, make investments, engage in transactions with shareholders and affiliates, issue capital stock, create liens or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in its business or the economy in general, or otherwise conduct necessary corporate activities. In addition, the Company's Credit Facility contains financial covenants with respect to maintaining an interest average ratio of 1.7 and maintaining a remaining asset value average ratio of 8.5. The Company was in compliance with these financial covenants throughout 2001 and 2000.

8. SHAREHOLDERS' EQUITY

        a)     Class A Common Shares

        In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. 132,000,000 Class A shares were converted to 69,937,597 Class B shares, which were subsequently re-classified as Ordinary Shares on February 26, 1999.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

        b)      Ordinary Shares

        The authorized share capital of the Company consists of 1,139,000,000 Ordinary Shares with a par value of $.0001 per share. These shares carry 100% of the voting rights. The following number of shares are issued and outstanding:

                                                                                2001               2000               1999
                                                                                ----               ----               ----
          Shares outstanding................................             635,796,338        635,796,338        635,796,338
          Share capital.....................................           $          64      $          64      $          64

9. STOCK OPTIONS

        In March, 1998, the Company adopted a Long-Term Incentive Plan ("The Plan") under which the Company could grant up to 4,206,305 shares of common stock to eligible members of staff. During 1999, The Plan was adopted by the Company's parent company, FLAG Telecom. The maximum number of common shares that may be subject to awards under The Plan may not exceed 13,263,791 as of November 27, 2001. Generally, options granted under this plan vest and are exercisable over periods up to three years, subject to meeting certain qualifying criteria. All options vest no later than eight years and expire ten years after the date of grant.

        The options can vest, and are exercisable, earlier on the commencement of an initial public offering of equity in FLAG Telecom. During the years ended December 31, 1999, 2000 and 2001 the total number of options granted were 330,003, 359,999 and 820,378 respectively.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

        The following summarizes stock option activity under this plan:

                                                                                           WEIGHTED AVERAGE
                                                                              SHARES         EXERCISE PRICE
                                                                              ------       ----------------

           Balance December 31, 1998...........................              333,335                   6.42
           Granted.............................................              330,003                   6.54
                                                                             -------
           Balance December 31, 1999...........................              663,338                   6.48
           Granted.............................................              359,999                  17.68
           Exercised...........................................              (34,667)                  6.42
           Forfeited...........................................               (6,000)                 12.00
                                                                             -------
           Balance December 31, 2000...........................              982,670                  10.55
           Granted.............................................              820,378                   1.97
           Exercised...........................................              (18,375)                  6.42
           Forfeited...........................................             (223,161)                 10.86
                                                                           ---------
           Balance December 31, 2001...........................            1,561,512                   6.05
                                                                           ---------

        The following table summarizes information about the Plan options outstanding as December 31, 2001:

                                                                                                   OPTIONS EXERCISABLE
                                             OPTIONS OUTSTANDING
                                               WEIGHTED AVERAGE
                                                  REMAINING
    RANGE OF EXERCISE                          CONTRACTUAL LIFE      WEIGHTED AVERAGE                            WEIGHTED AVERAGE
          PRICES       NUMBER OUTSTANDING          (YEARS)            EXERCISE PRICE     NUMBER EXERCISABLE       EXERCISE PRICE
    -----------------  ------------------   --------------------     ----------------    ------------------      -----------------
       $1.27 - 1.44               598,378                    9.9               $ 1.43                     -                     -
       $2.75 - 2.75               122,000                    9.3               $ 2.75                     -                     -
       $6.25 - 8.00               587,711                    5.0               $ 6.43               534,666                $ 6.43
      $11.00 - 13.00              119,714                    6.6               $12.23                72,441                $12.23
      $22.50 - 22.50              133,709                    5.7               $22.50                70,542                $22.50
      $1.27 - $22.50            1,561,512                    7.4               $ 6.05               677,649                $ 8.72

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

        The weighted average fair value of options granted during 2001, 2000, and 1999 was $1.42, $9.08, and $3.68 per share respectively. The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model using the following weighted average assumptions.

                                                                             2001           2000           1999
                                                                             ----           ----           ----
          Dividend yield................................................   0.0%           0.0%           0.0%
          Expected volatility...........................................   90%            50%            59%
          Risk-free interest rate.......................................   4.33%          6.18%          5.80%
          Expected lives of the options.................................   5.0 years      5.0 years      5.0 years

        The weighted average remaining contractual life of all options is 7.4 years.

        At December 31, 2001, the Company had one stock-based compensation plan which is described above. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. The compensation cost that has been charged against income for its long-term incentive plan was $1,938, $7,002 and $8,128 for 2001, 2000 and 1999 respectively.

        Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                               2001        2000
                                                                                               ----        ----

          Net loss attributable to common shareholders
            --as reported................................................................   (95,968)   (113,306)
            --pro forma..................................................................   (95,356)   (108,368)
          Basic and diluted loss per share
            --as reported................................................................     (0.15)      (0.18)
            --pro forma..................................................................     (0.15)      (0.17)

        The effects of applying SFAS No. 123 for disclosing compensation cost may not be representative of the effects on reported net income for future years.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

10. FINANCIAL INSTRUMENTS

8 1/4% Senior Notes...............   The carrying amount of the 8 1/4% Senior
                                     Notes is the net proceeds of the Senior
                                     Notes issue. The fair value is based on
                                     the market price of the Senior Notes at
                                     December 31, 2001, 2000 and 1999.

Short-term debt...................   The carrying amount of the short-term
                                     debt is the proceeds drawn under the
                                     available credit facilities. The debt is subject to variable interest rates, and therefore, in management's opinion, the carrying amount approximates the fair value of the short-term debt.

Long-term debt....................   The carrying amount of the long-term
                                     debt is the proceeds drawn under the
                                     available credit facilities. The debt is subject to variable interest rates, and therefore, in management's opinion, the carrying amount approximates the fair value of the long-term debt.

Interest rate collar..............   The interest rate collar agreements are
                                     "zero cost" meaning that the cost of
                                     acquiring the contract is embedded in
                                     the interest rate spread. As such, the
                                     agreement has not previously had a
                                     carrying value. The fair value is
                                     estimated using an option pricing model
                                     and values the changes in interest rates since inception, and the potential for future changes over the remaining term.
                                     Since the adoption of SFAS No. 133
                                     "Accounting for Derivative Instruments
                                     and Hedging Activities" on January 1,
                                     2001, the calculated fair value is
                                     accounted for in the financial
                                     statements and reflected as the carrying value.

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

        The following table presents the carrying amounts and fair values of the Company's financial instruments as of December 31, 2001 and 2000:

                                           PRINCIPAL        2001                 PRINCIPAL          2000
                                           /NOTIONAL    CARRYING        FAIR     /NOTIONAL      CARRYING        FAIR
                                              AMOUNT      AMOUNT       VALUE        AMOUNT        AMOUNT       VALUE
                                           ---------    --------       -----    ----------      --------       -----
          8 1/4% Senior Notes               $430,000    $426,453    $292,400      $430,000      $425,861    $365,500
          Short-term debt..............     $ 55,500    $ 55,500    $ 55,500            --            --          --
          Long-term debt...............           --          --          --      $ 93,000      $ 93,000    $ 93,000
          Interest rate collar.........     $ 20,000    $    376    $    376      $ 60,000            --    $    (94)

11. TAXES

        At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

        The provision/(credit) for income taxes reflected in the accompanying statement of operations consists of the net of current and the partial release of deferred tax assets. Current tax arose on income derived from capacity sales and standby maintenance revenues from customers in certain jurisdictions along the FEA cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax.

        The provision/(credit) for income taxes, which consists entirely of taxes payable/(receivable) to/(from) foreign governments outside Bermuda, is comprised of the following:

                                                                                         2001        2000         1999
                                                                                         ----        ----         ----
          Current.................................................................      $ 262       $ 187       $  694
          Deferred................................................................       (439)       (335)         469
                                                                                        ------------------------------
                                                                                        $(177)      $(148)      $1,163
                                                                                        ==============================

        Deferred taxes arise principally because, for tax purposes, in certain jurisdictions, revenues from capacity sales are deferred and recognized as taxable income over the estimated life of the FEA cable system. The deferred taxes recorded in the balance sheet comprise the following:

                                                                                         2001         2000        1999
                                                                                         ----         ----        ----
          Capacity sales revenues deferred for tax purposes.....................      $17,227      $17,066     $17,066
          Deferred commissions for tax purposes.................................       (1,850)      (1,851)     (1,851)
          Depreciation..........................................................       (8,648)      (8,648)     (8,648)
          Tax losses carried forward (expiring over periods of 5 years or more).       (2,995)      (2,554)     (2,220)
          Other.................................................................         (845)        (655)       (374)
                                                                                      --------------------------------
                                                                                      $ 2,889      $ 3,358     $ 3,973
                                                                                      ================================

        Since Bermuda does not impose an income tax, the statutory rate of tax is zero. The difference between reported tax expense in the accompanying statements of operations and tax as computed at statutory rates, is attributable to the

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

provisions/(credits) for foreign taxes shown above.

12. RELATED PARTY TRANSACTIONS

        The Company and certain of its Shareholders or affiliates thereof have entered into agreements for the development, construction, operation, financing and marketing of the FEA cable system.

        a)     Employee Services Agreement

        In May 1998, FLAG Limited entered into an Employee Services Agreement with Bell Atlantic Global Systems Company ("BAGS"), an affiliate of one of the Company's then shareholders, pursuant to which BAGS employees were seconded to FLAG Limited. The total cost incurred for this service during the year ended December 31, 2000, and the period from incorporation to December 31, 1999, was $23 and $298, respectively. These costs have been expensed in the accompanying statements of operations.

        b)     Inter-company Sales

        Sales to companies under the common control of FLAG Telecom, totaled $22,458, $4,681, and $Nil for the years ended December 31, 2001, 2000 and 1999, respectively.

13. COMMITMENTS AND CONTINGENCIES

        As of December 31, 2001, FLAG Limited was committed under supply contracts for the FLAG Europe-Asia cable system for final payments totaling $818 representing funds withheld pending the completion of certain outstanding items under the supply contracts. Provision has been made in full in the Group's financial statements to cover the anticipated final payments.

        During 1997, FLAG Limited entered into an operations contract for the FLAG Network Operations Center (the "FNOC") with one of the landing parties on the FLAG Europe-Asia cable system. The terms of the contract require the landing party to provide a permanent facility in which to locate the FNOC along with qualified personnel and additional support as required to assist in the operations of the FNOC. This is an ongoing commitment. In exchange for the services provided under the contract, FLAG Limited is currently committed to compensate the landing party with $243 as an annual fixed charge for rent of the premises where the FNOC is located, subject to review in future years. Costs incurred by the landing party to provide qualified personnel and additional support are to be reimbursed by FLAG Limited on a "cost plus" basis.

        The Company has entered into lease agreements for the rental of office space. Rent expense of $274, $278 and $219 was recorded for the years ended December 31, 2001, 2000 and 1999, respectively. Estimated future minimum rental payments under the lease are as follows:

          2002................................................................................... $    178
          Thereafter.............................................................................       --
                                                                                                  ---------
                                                                                                  $    178
                                                                                                  =========

        The Company is also committed to make payments under standby maintenance agreements for the period commencing October 8, 1997 and continuing through December 31, 2007. Estimated future payments under the standby maintenance agreements are as follows:

          2002.................................................................................. $  18,113
          2003..................................................................................    17,324
          2004..................................................................................    13,379
          2005..................................................................................     6,811
          2006..................................................................................     5,233
          Thereafter............................................................................     5,233
                                                                                                 ----------
                                                                                                 $  66,093
                                                                                                 ==========

                    FLAG LIMITED (IN PROVISIONAL LIQUIDATION)
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

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

        Capital expenditure contracted but not provided for as at December 31, 2001 amounted to approximately $nil in relation to the construction of our FEA Cable system.

        The Company is involved in a dispute with two former employees, Messrs. Reda and Jalil, which centers on the lawfulness of the termination of their employment contracts and the sums payable in that termination. The most significant dispute between the parties is as to the ex-employees' entitlement to stock options or damages in lieu. Although Messrs. Reda and Jalil have not made clear what damages they are claiming, we believe that the amount that they would claim for wrongful termination would between them approximate to $3,000,000 and $4,000,000, plus interest. We are unable to estimate the amount they would claim with respect to their allegation that they were entitled to stock options. The Court of Appeal of Bermuda ruled on this issue in our favor. Messrs. Reda and Jalil have subsequently appealed to the Privy Council in the United Kingdom and the hearing took place on April 16-18, 2002. Judgment has not yet been received. We are of the opinion that we have good grounds for believing that the ruling of the Court of Appeal of Bermuda is unlikely to be varied by the Privy Council.

15. POST BALANCE SHEET EVENTS

        As noted in note 1 to the consolidated financial statements the Company has filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Please refer to note 1 for further information.

                                   SCHEDULE 1

                          FLAG LIMITED AND SUBSIDIARIES
                        VALUATION AND QUALIFYING ACCOUNTS

                                                                                     ADDITIONS
                                                                                     ---------
                                                                BALANCE      CHARGED TO       CHARGED TO                     BALANCE
                                                              BEGINNING       COSTS AND            OTHER                      END OF
                                                              OF PERIOD        EXPENSES         ACCOUNTS      DEDUCTIONS      PERIOD
                                                              ---------      ----------       ----------      ----------     -------
                                                                                  DOLLARS IN THOUSANDS
Allowance for doubtful accounts
   1998                                                          $9,054           1,445               --         (1,869)      $8,630
   1999                                                          $8,630              --               --         (1,803)      $6,827
   2000                                                          $6,827             102               --         (1,640)      $5,289
   2001                                                          $5,289              --           (1,496)        (1,190)      $2,603

                                    SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       FLAG LIMITED (in provisional liquidation)
                                                    (REGISTRANT)

                               By: /s/ Michel Cayouette
                                   -----------------------
                                   Michel Cayouette
                                   CHIEF FINANCIAL OFFICER

Dated: June 28, 2002

                                INDEX TO EXHIBITS

        The following documents are filed as Exhibits to this Form 20-F:

EXHIBIT
NUMBER                                DESCRIPTION

 1.1 FLAG Limited Bye-laws (Incorporated by Reference to the Registrant's Annual Report on Form 20-F (Registration No. 333-08456) filed on March 31, 1999).

 1.2 FLAG Limited Memorandum of Association (Incorporated by Reference to the Registrant's Annual Report on Form 20-F (Registration No. 333-08456) filed on April 18, 2001).

 2.1 Indenture for 8 1/4% Senior Notes Due 2008, dated as of January 30, 1998, between FLAG Limited and IBJ Schroeders Bank & Trust Company (Incorporated by Reference to the Registration Statement on Form F-1/A (Registration No. 333-94899) filed by FLAG Telecom Holdings Limited on February 3, 2000).

 4.1 Employment Offer Letter, dates October 10, 2001, between FLAG Limited and James Boucher.

 4.2 Employee Retention Program Agreement, dated April 9, 2002, between FLAG Telecom Limited and James Boucher.

 4.3 Employee Retention Program Agreement, dated April 9, 2002, between FLAG Telecom Limited and Owen Best.

 8.1            Subsidiary list

99.1 Letter dated June 28, 2002 from the Company to the SEC regarding Arthur Andersen.